Exhibit 1

EPOR T R TED GR A INTE 2022 SHAPING THE FUTURE TOGETHER

TABLE OF CONTENTS

1. COMPANY OVERVIEW 2
- Cemex at a Glance 3
- An Energized Commitment 5
- Performance and Progress Highlights 6
- Letter to Stakeholders 10

2. HOW WE CREATE VALUE 14
- Cemex Value Creation Model 15
- Contribution to the UN Sustainable Development Goals 16
- Our Sustainability Targets 17

3. ENVIRONMENTAL EXCELLENCE 18
- Future in Action: Our Path to Carbon Neutrality 19
  - Sustainable Products and Solutions 20
  - Decarbonizing Our Operations 22
  - Circular Economy 28
  - Water and Biodiversity 30
  - Innovation & Partnerships 35
  - Promoting a Green Economy 39
- Air Quality 40
- Cemex Environmental Management System 41

4. ENGAGING OUR STAKEHOLDERS 42
- Our Health & Safety Commitment 43
- Building a Better Workforce Experience 48
- Embracing Diversity, Equity, and Inclusion 56
- Delivering a Superior Customer Experience 61
- Social Impact 65
- Responsible Sourcing 71
- Respect of Human Rights 75

5. FINANCIAL PERFORMANCE 80
- Financial Highlights 82
- Advancing Materially Toward our Strategic Priorities 83
- Consolidated Results 84

6. GOVERNANCE 89
- Board of Directors 92
- Board Committees 98
- Executive Committee 100
- Ethics and Compliance 104
- Risk and Opportunity Management 109

7. OUR PERFORMANCE IN DETAIL 123
- Selected Consolidated Financial Information 124
- Financial information 126
- Non-Financial Information 209

8. APPENDIX 218
- Stakeholder Engagement 219
- Scope and Boundaries of this Report 224
- GRI Sustainability Reporting Standards 226
- Sustainability Accounting Standards Board Response (SASB) 243
- Task Force on Climate-related Financial Disclosure Response (TCFD) 245
- Board of Directors' Skill Set Connectivity in Managing Risk Factors 263
- Terms We Use 265
- Cautionary Statement Regarding Forward Looking Statements 267
- Investor, Media, and Sustainability Info 268

Cemex drives innovation further to solve the world's construction challenges sustainably.

As the world faces the competing challenges of population growth, urbanization, and climate change, we at Cemex embrace change to advance leading-edge innovations and create sustainable building solutions.

ESG Performance and Disclosure
Ratings and Standards

CX LISTED NYSE

COMPANY OVERVIEW Cemex is a company focused on creating sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world. CEMEX 2022 INTEGRATED REPORT 2

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

CEMEX AT A GLANCE

Cemex is a global construction materials company that is building a better future through sustainable products and solutions.

Cemex started doing business in 1906 and has grown from a local player to one of the top global companies in the industry. We have a solid brand across the globe that has sustained the successes and endured the challenges.

Our high-quality products and innovative solutions across the construction value chain aim to exceed our customers' expectations and sustainably meet society's growing needs. Powered by a multinational workforce, Cemex offers a superior customer experience, enabled by digital technologies.



EMEA&A - Europe, Middle East, Asia and Africa
11,664 employees
UNITED STATES
8,949 employees
MEXICO
16,281 employees
SCA&C - South, Central America and the Caribbean
5,216 employees
OTHERS
1,355 employees
Includes employees performing corporate functions in different locations.



+43 thousand employees

With more than 43,000 employees worldwide, Cemex is strategically positioned in the Americas, Europe, the Middle East, Asia, and Africa.

CEMENT		READY-MIX CONCRETE		AGGREGATES		TERMINALS	
60	89	1,270	50	257	139	262	69
cement and grinding plants	million metric tons installed production capacity	plants	million m³ annual sales volume	sites	million tons annual sales volume	land distribution centers	marine terminals

CEMEX 2022 INTEGRATED REPORT 3

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

Our Core Businesses

Cemex is a leading vertically integrated building materials company focused on four core businesses – Cement, Ready-Mix Concrete, Aggregates, and Urbanization Solutions.

We continuously tailor our products and solutions to suit our customers' specific needs. This is not only our best competitive advantage but also essential to our global business strategy.

CEMENT



A binding agent, when mixed with aggregates and water, produces either ready-mix concrete or mortar.

READY-MIX CONCRETE



A combination of cement, aggregates, admixtures, and water.

AGGREGATES



Inert granular materials, such as stone, sand, and gravel, obtained through land-based sources or dredging marine deposits.

URBANIZATION SOLUTIONS



Complementary solutions to meet the opportunities of sustainable urbanization through performance materials, industrialized construction, waste management, and other related services.



We believe a strong commitment to research and development is a crucial part of our growth strategy as we seek to deliver innovative products and solutions. Our goal is to actively drive the innovation of our industry by unlocking new value opportunities for our current and potential customers while boosting our internal innovation and efficiency.

CEMEX 2022 INTEGRATED REPORT 4

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

AN ENERGIZED COMMITMENT

The update of Cemex's brand reflects the evolutionary path of our company. An evolution focused on achieving even greater agility and new capabilities to continue exceeding our customers' expectations, driving innovation in our industry, and leading the transformation to a sustainable world; an approach that enables us to propel our company to new heights.


CEMEX

We are entering a new era,
ready to take on new challenges,
to make a difference driven by innovation,
sustainability, passion, and agility.

Inspiring a new generation,
we are pushing boundaries
toward a more digital
and sustainable industry
with a clear goal of
building a better future together.

CEMEX 2022 INTEGRATED REPORT 5

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G PERFORMANCE AND PROGRESS HIGHLIGHTS Financial Highlights NET SALES EBITDA GREEN FINANCING FRAMEWORK (millions of US dollars) (millions of US dollars) LAUNCHED IN 2022 17.2% This framework enables Cemex to issue ?nancial instruments such as bonds, loans, +8% -6% and other debt-like ?nancing structures to 15,577 2,839 2,681 EBITDA Margin ?nance or re?nance eligible projects related 14,379 to environmental impact. vs. 2021 vs. 2021 12,669 2,397 In 2023, the framework was updated to Growth investments reflect the higher standards and alignment to Cemex’s recently SBTi validated 1.5°C contributed to scenario targets. ~US$100 million of incremental 42% EBITDA in 2022 debt linked to sustainability In line to achieve 50% of debt 2020 2021 2022 2020 2021 2022 BB+ linked to sustainability by 2025 Credit Rating from and 85% by 2030 US$15.6 US$2.7 S&P and Fitch billion billion CEMEX 2022 INTEGRATED REPORT 6

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

Our Progress in 2022: Future in Action

FUTURE IN ACTION

9% reduction in CO_2 emissions in the last two years.

SUSTAINABLE PRODUCTS & SOLUTIONS

Providing our customers with a comprehensive portfolio of sustainable products and solutions.

Vertua

High levels of adoption of our Vertua® lower-carbon products

41% Vertua® cement[1] sales +14.8pp vs. 2021

33% Vertua® ready-mix[2] sales +16.1pp vs. 2021

More on page 20

DECARBONIZING OUR OPERATIONS

We are evolving our production process to reduce its carbon footprint every step of the way.

-30% net CO_2 emissions per ton of cementitious product vs 1990 baseline

33% clean electricity

35% alternative fuels +5.8pp vs 2021

73.7% clinker factor -1.5pp vs. 2021

More on page 22

CIRCULAR ECONOMY

By consuming waste in our operations, we help mitigate one of society's greatest challenges and contribute to a circular economy.

In 2022, our operations in **Europe** processed the **equivalent annual waste** produced by a **city the size of Madrid**

27M tons of total waste managed which is **67 times** more than the non-recyclable waste we generated

Regenera

a new business specialized in providing circularity solutions

More on page 28

1 Vertua® cement as a % of cement volumes

2 Vertua® ready-mix as a % of ready-mix volumes

CEMEX 2022 INTEGRATED REPORT 7

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE | ENGAGING OUR STAKEHOLDERS | FINANCIAL PERFORMANCE | GOVERNANCE | PERFORMANCE IN DETAIL | APPENDIX

Our Progress in 2022: Future in Action

WATER AND BIODIVERSITY

We strive to positively impact nature through preservation, restoration, and enhancement efforts throughout our value chain.

20% implementation of Water Action Plans in sites located in water-scarce areas

100% quarry rehabilitation plans implemented

70% Third-party certification in priority quarries

More on page 30

INNOVATION & PARTNERSHIP

We invest in breakthrough innovations to achieve carbon neutrality by collaborating with other industries and companies at the forefront of Carbon, Capture, Utilization, and Storage (CCUS) and other technologies.

4 large-scale projects in progress, two in Spain and two in the U.S.

+5 Carbon Capture Technologies explored, including both mature and emerging technologies

4 investments in start-ups

More on page 35

PROMOTING A GREEN ECONOMY

We aim to work with public and private sectors to adopt regulatory frameworks that promote sustainable construction practices and a greener, more circular economy.

5 Priority global advocacy issues defined

+20 of our key markets conducted regulatory maturity assessments

More on page 39

CEMEX 2022 INTEGRATED REPORT

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

Our Progress in 2022: Other Sustainability Achievements

HEALTH & SAFETY

0.5 Employee Lost Time Injuries Frequency Rate

More on page 43

EMPLOYEES

45 Employee Net Promoter Score (eNPS)

More on page 48

COMMUNITIES

91% Community sites with engagement plans

+26 Million people benefitted with our community programs

More on page 65

CUSTOMER CENTRICITY

66 Net Promoter Score (NPS)

5 years offering a superior digital customer experience with Cemex Go

60% Of our total global sales processed through Cemex Go

More on page 61

AIR QUALITY

85% Reduction of dust emissions
Per ton of clinker vs. 2005

43% Reduction of NOx emissions
Per ton of clinker vs. 2005

60% Reduction of SOx emissions
Per ton of clinker vs. 2005

More on page 40

CEMEX 2022 INTEGRATED REPORT 9

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE E ENGAGING OUR STAKEHOLDERS S FINANCIAL PERFORMANCE GOVERNANCE G PERFORMANCE IN DETAIL APPENDIX

DEAR FELLOW STAKEHOLDERS:

2022 was a year of unexpected challenges for many businesses as inflation spiked to 40-year highs. We are pleased with how we responded to these challenges and expect to continue to see the benefits of our actions in 2023.

Most importantly, even as we pivoted to address current conditions, we never lost sight of our strategic priorities: grow EBITDA through margin enhancement, achieve investment grade rating, optimize our portfolio for growth, and advance our sustainability agenda to continue leading the industry in the transition to a low-carbon and circular economy.

The medium-term outlook for our industry is promising, as the fiscal stimulus in the form of infrastructure and climate action spending cascades throughout the U.S. and European economies. The redefinition of supply chains and nearshoring also presents significant opportunities. Also, our industry transition to a green and circular economy will open up new avenues of growth as we innovate products and services essential for a rapidly growing and more sustainable world. We believe this transition is possible and accretive, and our experience over the last two years supports that view.

Advancing our strategic priorities

In 2022, net sales grew 12% to US$15.6 billion on a like-to-like basis, driven by price increases across our products and services in all of the regions where we operate. Our pricing and cost mitigation efforts were able to offset much of the inflationary impact. Operating cash flow fell 3% compared to the prior year, while the EBITDA margin declined 2.5 percentage points. Our work to recover from the impact of inflation is not done yet, and we remain committed to recovering 2021 margins.

Strengthening our capital structure and deleveraging continues to be a top priority. We are focused on achieving an investment grade rating in the short term. Rating firms have recognized our efforts and financial performance with frequent upgrades. In 2022, both Fitch and Standard & Poor's raised our global rating to BB+ one notch away from an investment-grade rating.

In 2022, we reduced total debt by US$408 million. In response to significant market volatility, we engaged in several liability management exercises, including the repurchase of approximately US$1.2 billion of our bonds from the market at an attractive discount. By virtue of our proactive strategy, we were able to end the year with a leverage ratio of 2.8, relatively flat to December 2021.



ROGELIO ZAMBRANO
Chairman of the Board of Directors



FERNANDO A. GONZÁLEZ
Chief Executive Officer

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COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX

We further aligned our funding strategy with our climate action roadmap during the year. In 2022, we linked our new €500 million loan and recently migrated our accounts receivable securitization programs to our Sustainability-linked Financing Framework. Through these efforts, we now have approximately 42% of our debt linked to sustainability KPIs, and we remain on track to reach our goals of 50% by 2025 and 85% by 2030.

We progressed significantly during the year in optimizing and rebalancing our portfolio for growth. Since 2020, we have invested more than US$1 billion in strategic projects focused on accelerating growth, and these investments are paying off, with a contribution of US$100 million in incremental EBITDA in 2022 from projects already completed. The investments allow us to achieve cost savings from operating efficiencies, advance our CO_2 reduction goal, increase production capacity in supply-constrained markets, and drive growth in our Urbanization Solutions business, our fastest-growing business segment. EBITDA from this core business has grown at a compounded rate of 21% during the 2019-2022 period.

We continue reorienting the portfolio more toward developed markets, particularly the U.S. and Europe, through these investments and strategic divestments.



We now have approximately 42% of our debt linked to sustainability KPIs, and we remain on track to reach our goals of 50% by 2025 and 85% by 2030.

Leading our industry in the global transition to a low-carbon and circular economy

2022 was an important year for our climate action efforts. We introduced new, more ambitious 2030 decarbonization targets and validated them along with our 2050 net-zero CO_2 target under the recently issued Science-Based Targets initiative's (SBTi) 1.5°C scenario. We were one of the first companies in the industry to align their goals to this new pathway. Our new ambition reflects our significant progress since the launch of our climate and decarbonization program, Future in Action, two years ago.

The program has served as an important catalyst for accelerating our decarbonization efforts. In the last two years, we have achieved a cumulative reduction in carbon emissions of more than 9%, progress equal to the cumulative reduction achieved previously over the course of a decade. This record-breaking performance is supported by an increase of almost six percentage points in our use of alternative fuels during the year to 35%—the highest level in our industry—and a reduction of 1.5 percentage points in our clinker factor. These achievements have given us increased confidence in how far our existing decarbonization levers can take us.

Using biomass waste and non-recyclable materials to fuel our kilns is a key lever along our path to achieve our decarbonization goals. Not only does this activity benefit society by helping municipalities reduce waste going to landfills, but it also allows us to reduce our usage of expensive fossil fuels in our production processes.

Since its launch, Future in Action has been an important catalyst for accelerating our sustainability efforts.

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COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX

~70%

alternative fuels substitution rate achieved in our operations in Europe

We recognize the advantages of aligning our whole organization behind our Future in Action program.

In 2022, our operations in Europe processed the equivalent annual waste produced by a city the size of Madrid, achieving close to 70% alternative fuel substitution in the region, significantly higher than the industry average. By year end, three of our plants were already producing cement with CO_2 levels below 430 kg per ton, our new 2030 consolidated goal. As a result, our operations in Europe have achieved a 40% reduction in CO_2 emissions compared to our 1990 baseline.

We are also boosting alternative fuel usage by injecting hydrogen into our cement kilns to optimize the process. In 2022, approximately 40% of our production utilized hydrogen injection technology. After honing this technology in our plants in Europe, we have announced investments to implement hydrogen injection in four plants in Mexico in 2023, and expect to continue scaling its use in other operations worldwide.

In 2022, we launched our new global waste management business, Regenera, which is intended to further strengthen our capabilities and the circularity services we offer to our customers. Our aim is to increase by more than 50% the amount of waste and by-products we manage by 2030, with particular focus on municipal and industrial waste; construction, demolition, and excavation waste; and other waste and industry by-products. Overall, in 2022 Cemex managed close to 27 million tons of waste, 67 times more than the non-recyclable waste we generated.

Of course, ultimately, the success of our efforts will depend on market receptivity to our lower-carbon products. Last year, customer demand for our Vertua® brand lower carbon concrete reached 33% of our concrete sales, just two years after the launch of the product. Furthermore, we expanded our Vertua® brand to include a comprehensive portfolio of products and solutions with sustainability attributes beyond a lower-carbon footprint, including water conservation, energy efficiency, recycled materials, and efficient construction systems.

We also took significant steps in our innovation and partnership strategy, an important lever to reach our goal of net-zero CO_2 by 2050. Among other initiatives, we are partnering with start-ups and leaders in the energy space on several Carbon, Capture, Utilization, and Storage (CCUS) projects. We are also collaborating on transformative technologies for our industry, from powering our kilns with solar heat or electricity to using CO_2 for the production of value-added carbon nanomaterials, which are in growing demand in several traditional and high-tech industries. These partnerships, along with the capabilities of Cemex Global Research and Development, Cemex Ventures, and our internal Smart Innovation process, will be instrumental in developing our first net-zero CO_2 plants by 2030.



We recently announced that, working with Volvo, we introduced the world's first fully electric and zero-emission heavy concrete mixer to our fleet in early 2023. Volvo and Cemex are working to develop, pilot, and scale the technologies needed to make emissions-free transport a reality in the construction value chain. Both companies are founding members of the First Movers Coalition, a collaboration between the World Economic Forum and the U.S. Special Presidential Envoy for Climate that was launched in 2021.

The success of our initiatives and Cemex's continued evolution toward becoming a net-zero CO_2 company give us cause to re-affirm three premises.

Cemex's evolution reinforces our belief that our products are essential to society, our decarbonization goals are achievable, and the path to get there is profitable.

CEMEX 2022 INTEGRATED REPORT 12

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G First, we believe that our products will We have come a long way in our digital continue to be essential for the devel- strategy opment of humanity—due to its unmatched Cemex Go, our end-to-end digital platform, advantages, concrete will continue to be one is also an important enabler of our transition of the most widely used construction material to a lower-carbon industry by better organiz-in the world. ing supply chains, transitioning to a paperless industry, and increasing overall efficiency in the Second, we believe that our decarboniz- construction sector. ing goals are achievable through the use of current technologies to signi?cantly Five years after its launch, Cemex Go offers a superior digital customer experience to more Furthermore, we continue to progress in our An updated Cemex brand reduce our CO2 emissions while developing and scaling the technological breakthroughs than 53,000 customers in 21 countries. The Working Smarter digital transformation ini- We are excited to share that we recently that will carry us to net zero. remarkable growth we have seen in the use of tiative, through which Cemex is leveraging a launched our revamped corporate brand, the platform is a testament to our company’s combination of digital technologies, operative something we’re doing for the first time in commitment to continuous improvement as models, and innovation from leading service several decades. The evolution of the brand And third, we consider that our path is we work to deliver on our promise of custom- suppliers to reshape its business management represents our commitment to continue evolv-both pro?table and good for the er-centricity. Cemex Go’s reliability and service services. ing as an organization—so that we are more world; it contributes to achieving the U.N. are key factors in our securing a remarkable sustainable, more digital, more focused on our 2030 Agenda as we continue minimizing annual global Net Promoter Score of 66, a Our success is thanks to our outstanding customers, and instilled with a spirit of greater and turning our energy costs into a rev- considerable increase from 44 in 2018 and people agility and closeness to all our stakeholders enue stream as demand for sustainable, substantially above the average of 45 for the We are proud of our workforce and their effort while still honoring our roots and the path value-added building products grows. construction and engineering industry. to achieve our success. We are firmly commit- Cemex has forged over its 117-year history. ted to prioritizing their health and safety, and In 2022, we also advanced our Social Impact providing a superior experience that maintains On behalf of Cemex’s Board of Directors, our strategy that allows us to contribute to the high levels of employee satisfaction. management team, and our employees, we well-being of our communities in important thank you for your continued confidence in areas such as affordable housing, education, We are ?rmly committed Cemex continues to be a positive safety Cemex. employment capabilities, entrepreneurship, benchmark for a global company in our indus-inclusion, environmental protection, and to prioritizing our people’s try, registering an employee Lost Time Injury Sincerely, community infrastructure. Overall, we have col- health and safety, providing a (LTI) Frequency Rate of between 0.5 and 0.6 laborated with over 26 million people globally, for the past eight years. In 2022, 96% of our contributing to our goal of reaching 30 million superior workforce experience, operations had zero employee and contractor community partners by 2030. and maintaining high levels of LTIs. These results provide both motivation and Rogelio Zambrano clear evidence that our Zero4Life commitment Chairman of the Board of Directors employee satisfaction. is producing positive outcomes. Furthermore, in 2022, we reached an employee Net Promoter Score of 45, above the 29-bench- Fernando A. González mark measured by our survey provider. Chief Executive Officer CEMEX 2022 INTEGRATED REPORT 13

HOW WE CREATE VALUE Our mission is to create sustainable value by providing industry-leading products and solutions. CEMEX 2022 INTEGRATED REPORT 14

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

CEMEX VALUE CREATION MODEL

WHAT
WE DO

Cemex drives innovation further to solve the world's construction challenges sustainably.

WHY
OUR REASON OF BEING

PURPOSE

To help the world reach the next frontier of sustainable living

VALUES

- Ensure safety
- Focus on customers
- Act with integrity
- Work as One Cemex
- Foster Innovation
- Embrace diversity

HOW
WE DO BUSINESS

OUR STRATEGIC PRIORITIES

- HEALTH & SAFETY
- CUSTOMER CENTRICITY
- INNOVATION
- SUSTAINABILITY
- EBITDA GROWTH

WHO
WE SHARE OUR VALUE WITH

VALUE
HOW WE CREATE VALUE

EMPLOYEES
- Provide a great workplace that helps employees grow
- Build skills and expertise
- Enable a strong sense of purpose

CUSTOMERS
- Tailor our offerings to solve our clients' construction needs
- Make it easy to work with us
- Provide enhanced performance and reliability

SHAREHOLDERS AND INVESTORS
- Grow revenue
- Reduce costs
- Optimize assets
- Keep a tight rein on risks
- Enforce a strong governance

COMMUNITIES
- Be a relevant engine of economic growth
- Build more capable, inclusive and resilient communities
- Reduce impact on local air, water and waste and conserve biodiversity

SUPPLIERS
- Encourage creation of innovative solutions to reduce costs while promoting sustainable goods and services
- Be a reliable client throughout the value chain, adding a trustworthy reputation to the negotiation

SDGs
OUR PRIORITY SDGs

- 9
- 11
- 12
- 13

CEMEX 2022 INTEGRATED REPORT 15

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

OUR COMMITMENT TO THE UN SUSTAINABLE DEVELOPMENT GOALS

Our Priority SDGs

Cemex is committed to contribute to achieving the United Nations Sustainable Development Goals (SDGs) since their launch in 2015. Aligned with our commitment, we prioritized a group of SDGs that are directly related to our company's business strategy. In 2022, we refocused our top SDGs to connect with the company's recent transformative actions, including our Urbanization Solutions core business and Future in Action program.

SDGs 9, 11, 12, and 13 represent our greatest opportunity to leverage our essential portfolio of products, services, and solutions for creating profitable shared value, while contributing to achieve the United Nations 2030 Sustainable Development Agenda.



Cemex Participation in UN Initiatives

1. Signatory and active participant in the UN Global Compact since 2004.
2. Member of the UN Global Compact CFO Coalition for the SDGs.
3. Signatory to the Women's Empowerment Principles and Target Gender Equality.
4. Joined the Race to Zero campaign and the Business Ambition for 1.5°C Coalition.
5. Member of the Mexican network of the Private Sector Alliance for Disaster Resilient Societies (ARISE) led by the UN Office for Disaster Risk Reduction.

Our Four Priority SDGs

9 Our digital, operational, workforce, and commercial innovations and investments are transforming our industry and creating more value for our stakeholders.

11 Our products and solutions and affordable housing programs make an essential contribution to building sustainable cities.

12 Our Vertua® line of sustainable products and our waste processing capabilities boost responsible consumption that is also profitable.

13 We are committed to becoming a net-zero CO_2 company and leading the industry in climate action through our transformative Future in Action program.



CEMEX REAFFIRMS ITS COMMITMENT AT THE UNITED NATIONS

Cemex's CEO, Fernando A. González, participated in a CEO roundtable hosted by UN Secretary-General António Guterres at the UN Headquarters in New York City in September 2022. The group of CEOs from 11 leading companies discussed how to inspire ambitious and principled business leadership committed to achieving the SDGs.

At the meeting, Fernando A. González reaffirmed Cemex's commitment to strengthen its partnership with the UN on topics aligned with our strategy and areas of expertise including sustainable finance, supply chain, diversity and inclusion, and a just transition to a carbon neutral economy. Moreover, through our flagship decarbonization program, Future in Action, Cemex will seek to lead the way in climate action for the building materials industry.

Cemex was also present at the SDG Investment Forum organized by the UNGC CFO Coalition, where Cemex's CFO, Maher Al-Haffar, spoke about the company's experience of aligning its corporate finance strategy to its sustainability commitments through instruments like its Green Financing Framework and Sustainability-Linked Framework, which support the financing of SDG-aligned investments in areas such as CO_2 emissions reduction, clean electricity, energy efficiency, clean transportation, water management, air quality, circular economy, and waste management.

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OUR SUSTAINABILITY TARGETS

We have defined a new set of ambitions with a 2025 and 2030 vision that we believe strengthens our commitment to building a better world by helping to alleviate some of the most significant challenges communities face today.



PROGRESS TOWARD OUR 2025-2030 SUSTAINABILITY TARGETS

FOCUS AREA	KEY PERFORMANCE INDICATOR	2022	2025 Target	2030 Target	Link to priority SDGS
Health and Safety	Employee fatalities (No.)	3	0	0	9, 11
	Employee Lost Time Injuries (LTI) frequency rate	0.5	0.2	0	9, 11
Customer Centricity	Net Promoter Score (NPS)	66		70	9
Sustainable Products and Solutions	Vertua® cement sales vs. total cement volume sold (%)	41	50		11, 13
	Vertua® concrete sales vs. total ready-mix concrete volume sold (%)	33	50		11, 13
Climate Action	Specific net CO_2 emissions per ton of cementitious product ($kgCO_2$/cementitious)[1]	562	520	<430	9, 11, 13
	Clinker Factor (cementitious) (%)	73.7	74	68	9, 11, 13
	Alternative fuels rate (%)	35	43	55	9, 11, 13
	Clean electricity consumption in cement (%)	33	40	65	9, 11, 13
Circular Economy	Total waste-derived sources managed (million tons)	27		41	9, 11, 12
	Ratio of waste-derived sources managed vs. waste sent for disposal	67		100	9, 11, 12
Air Emissions	Reduction of dust emissions per ton of clinker vs. 2005 (%)	85		95	12
	Reduction of NO_x emissions per ton of clinker vs. 2005 (%)	43		47	12
	Reduction of SO_x emissions per ton of clinker vs. 2005 (%)	60		67	12
Biodiversity	Quarry rehabilitation plans, Biodiversity Action Plans, and third-party certification (%)[2]	88		100	11, 13
	Third-party certification on critical sites (%)	70		100	11, 13
Water	Implementation of Water Action Plans in sites located in water-scarce areas (%)[3]	20		100	12
	Reduction in specific freshwater withdrawal in cementitious (%)	1.6		20	12
	Reduction in specific freshwater withdrawal in aggregates (%)	0		15	12
	Reduction in specific freshwater withdrawal in concrete (%)	5.1		10	12
Communities	Community engagement plans in priority sites (%)	91		100	9, 11
	Community partners (million people)[4]	26		30	11
Employee Experience	Employee Net Promoter Score (eNPS)	45		≥43	9, 11
	Voluntary turnover (%)[5]	12		<10	9
Suppliers	Sustainability assessment of critical suppliers by an independent third-party (% spend)	68	80	90	9, 11, 12, 13
Ethics and Compliance	Implementation of Ethics and Compliance Continuous Improvement Program (%)	89		100	9
Sustainable Finance	Debt link to sustainability (%)	42	50	85	9, 11, 12, 13

1 Target aligned with SBTi 1.5°C scenario.
2 Biodiversity Action Plans in line with the scoping study carried out in 2010.
3 We have implemented Water Action Plans in 100% of sites in extremely high water stress areas.
4 Individuals positively impacted from our social initiatives.
5 2030 Target is an annual target.

CEMEX 2022 INTEGRATED REPORT 17

ENVIRONMENTAL EXCELLENCE Protecting and enhancing the environment is fundamental to achieving our purpose of building a better future. CEMEX 2022 INTEGRATED REPORT 18

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

FUTURE IN ACTION: OUR PATH TO CARBON NEUTRALITY

Our path to net-zero includes numerous targets and key milestones that directly contribute to achieving SDGs 9, 11, 12, and 13.

Our purpose is to build a better future, and in order to do that we must address humanity's most pressing issue: climate change.

We believe that our products are **essential** to society; they bridge the gap between the urbanization path and building a sustainable future for all. Our goal is to continue providing the construction products and building solutions that society increasingly demands and to do so with a net-zero CO_2 footprint.

We are convinced this transition is **achievable**. For many decades we have leveraged our technical capacity to implement sustainable practices that mitigate CO_2 emissions across our operations. Going forward, our plan is to accelerate the use of these proven technologies and develop new partnerships, innovation tracks, and cutting-edge technologies required to deliver on our decarbonization ambition.

FUTURE IN ACTION

FUTURE IN ACTION CONCENTRATES ON SIX PILLARS:


Sustainable Products & Solutions
Decarbonizing our Operations
Circular Economy
Water and Biodiversity
Innovation & Partnership
Promoting a Green Economy

Additionally, we have recognized that this evolution can be **profitable**. On one end, in a circular and green economy, our largest production costs, such as energy, can be converted into an income stream. On the other end, new market segments are emerging and demand for sustainable smart building solutions and products with a lower carbon footprint is growing.

Future in Action is our plan going forward that focuses on achieving sustainable excellence through climate action, circularity, and natural resource management with the primary objective of becoming a net-zero CO_2 company.



Sustainability has been a priority for Cemex for many years.

CEMEX 2022 INTEGRATED REPORT 19

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

SUSTAINABLE PRODUCTS AND SOLUTIONS

One of the main goals of our Future in Action strategy is to provide our customers with a comprehensive portfolio of sustainable products and solutions.

The Essential Role of Concrete in Building a Modern Carbon-Neutral Economy

Concrete, the most used man-made material in the world, is a sustainable building material available everywhere in our society. No substitute can match its strength-to-cost performance, which makes concrete essential for building long-lasting infrastructure and buildings.

Due to the unique characteristics of concrete, it is difficult to imagine a future without this material in construction.

Concrete's inherent sustainability attributes that make it essential in building a modern carbon-neutral economy include:

Recyclable. Concrete from construction and demolition waste can be 100% recycled as aggregate for other applications, including as a base material or in the production of ready-mix concrete, helping to avoid carbon emissions and costs associated with its disposition, or with the extraction and transport of raw materials.

Absorbs CO_2. Concrete can absorb up to 25% of its total embodied carbon footprint[1]. This absorption occurs throughout the lifetime of concrete in built structures—and even beyond since recycled concrete used as a secondary product continues to uptake carbon.


RESILIENT
CIRCULAR
EFFICIENT

Durability. The inherent long-lasting characteristics and longer life cycle of concrete contribute to developing durable structures, which conserve resources by reducing the need for reconstruction. Furthermore, the durable characteristic of concrete contributes to lower maintenance requirements throughout the entire life of the structure.

Resistant. Concrete is resistant to fire, wind, water, and earthquakes and can withstand weathering, erosion, and extreme weather conditions. Reducing the need for repairing and rebuilding plays a key role in making it a more climate-friendly material.

Versatile. Concrete can be shaped and molded into any surface, texture, or pattern.

Thermal mass. Concrete has ability to provide inertia against temperature fluctuations in buildings – either absorbing or releasing heat in response to changing conditions. Concrete provides an efficient and cost-effective solution to reduce indoor temperature fluctuations, thereby lowering the energy required to heat and cool interior spaces.

1 According to the United Nations' Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) on the physical science basis of climate change (August 2021).

CEMEX 2022 INTEGRATED REPORT 20

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

The Vertua® Family of Sustainable Products and Solutions

At Cemex, we are focused on providing our customers with the best construction solutions to their ever-changing needs while promoting a sustainable construction industry.

In three years since launching, Vertua®, our family of sustainable products and solutions has gained widespread acceptance across all our regions.

Going Beyond Low Carbon

The comprehensive Vertua® family of products promotes Cemex's innovations and sets challenging thresholds in the drive to achieve industry-unprecedented sustainable performance while also balancing customers' expectations for high quality with valuable sustainability advantages for their construction projects.

Vertua® sales in 2022

41%

of our cement volumes

33%

of our concrete sales

THE VERTUA® PORTFOLIO OFFERS FIVE KEY SUSTAINABILITY ATTRIBUTES

Vertua LOWER CARBON	Vertua ENERGY EFFICIENCY	Vertua WATER CONSERVATION	Vertua RECYCLED MATERIALS	Vertua DESIGN OPTIMIZATION
SUSTAINABILITY ATTRIBUTES				
Lower CO_2 footprint embodied in the construction materials (e.g. cement and concrete) when compared to a defined industry or market reference.	Enhanced thermal insulation that improves energy efficiency, which in turn reduces indirect CO_2 emissions during the use phase of buildings and structures.	Water conservation from reduced water consumption during the construction phase and/or allowing water to filter back into the soil during the use phase of buildings and structures.	Conserve resources by incorporating by-products, recycled, and reused materials in new products and solutions, and processes that minimize landfill waste.	Emission reductions through the choice of concrete floor slab geometry and system, choice of concrete column spacing, and optimization of concrete strength/element size/reinforcement percentage.
PRODUCTS AND SOLUTIONS				
Vertua® Concrete Classic, Plus, and Ultra Zero Vertua® Cement Plus and Ultra; Evolution ECO; Vialow; Ready Block Zero; Supaflo	Insularis, Porofoam	Hidratium, Pervia	Neogem	D.fab 3D Printing; Resilia; Fortis

RENEWABLE ENERGY WITH A LOWER CARBON FOOTPRINT

The Ivovik wind farm, a high-profile renewable energy project in Bosnia and Herzegovina, is using Cemex's Vertua® Ultra lower carbon cement to build the concrete foundations for the 20 wind turbines that will produce enough energy for 100,000 households. With a vision of combining renewable energy with a lower carbon footprint, the wind farm is expected to reduce annual CO_2 emissions from energy production by about 240,000 tons and have a 70% lower carbon footprint in the consumption of concrete.



CEMEX 2022 INTEGRATED REPORT 21

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

DECARBONIZING OUR OPERATIONS

Cemex is among the first companies in the cement industry to achieve validation by the Science Based Targets initiative (SBTi) of our Scope 1, 2 & 3 2030 targets aligned to the 1.5°C Scenario and our 2050 net-zero CO_2 emissions goal.

Leading the Industry Toward Net-Zero

In 2022, Cemex validated its 2050 net-zero CO_2 target and its new 2030 decarbonization goals under the Science-Based Targets initiative's (SBTi) 1.5°C Scenario methodology, becoming one of the first companies in the industry to do so. With this, Cemex intends to have the most ambitious decarbonization pathway in the building materials industry.



Our Progress in 2022

As of 2022, we have reduced our specific net CO_2 emissions by 30% compared with the 1990 baseline. In two years, we have reduced specific emissions by 9%, a reduction that in the past took more than a decade to achieve.

In 2022 alone, we achieved a 5% CO_2 emissions reduction per ton of cementitious material. This reduction, together with the increased use of clean electricity, allowed us to avoid emitting over 11 million tons of CO_2, equivalent to the annual emissions of 2.4 million passenger vehicles.

9% reduction in CO_2 emissions per ton of cement in two years, a record-breaking performance for our company.

SPECIFIC NET CO_2 EMISSIONS
(kg CO_2/ton of cementitious product)


801
620
591
562
520
430
-23%
-30%
-35%
-47%
1990
2020
2021
2022
2025
2030
Cemex Baseline
SBTi Baseline
Target

14% reduction in our CO_2 emissions intensity per US$ of revenue (Scope 1 + 2) vs. 2021.

CEMEX 2022 INTEGRATED REPORT 22

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

Maximizing Proven CO_2 Reduction Levers

We have been working globally to take full advantage of proven technologies and maximize the technical levers currently available in the cement and concrete production processes to decarbonize our global operations.

To achieve our 2025 and 2030 CO_2 reduction goals, we are focused on maximizing the following proven levers:

- Accelerating the Use of Alternative Fuels with High Biomass Content.
- Clinker Factor Optimization.
- Increasing the Use of Decarbonated Raw Materials.
- Improving Specific Heat and Energy Consumption.
- Increasing the Consumption of Clean Electricity.
- Reducing Our Transport Emissions.

The construction industry is essential to the development and well-being of society. Our company's record breaking CO_2 reduction in the past two years gives us confidence that a transition to carbon neutrality is achievable.

CEMEX ACCELERATED ROADMAP GOALS TOWARD NET-ZERO

(aligned with the SBTi most ambitious 1.5°C scenario)

2025 Targets	2030 Targets	2050 Net-zero transition
35% reduction of CO_2 emissions[1] in cement to 520 kg of CO_2 per ton of cementitious product.	**47%** reduction of CO_2 emissions[1] in cement to 430 kg of CO_2 per ton of cementitious product. **41%** reduction of CO_2 content in concrete[1]	**Net-zero emissions across the company**
Scope 1		
74% clinker factor **43%** alternative fuels	**68%** clinker factor **55%** alternative fuels	
Scope 2		
40% clean electricity consumption	**65%** clean electricity consumption	
	Scope 3	
	-25% kg CO_2 emissions[2] per ton of purchased clinker and cement **-30%** kg CO_2 emissions[2] per ton of transported products **-40%** kg CO_2 emissions[2] per ton of purchased fuels **-42%** kg CO_2 emissions[2] from the use of traded fuels	

SCIENCE BASED TARGETS

1 Compared to our 1990 baseline.
2 Compared to our 2020 baseline.

CEMEX 2022 INTEGRATED REPORT 23

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE | ENGAGING OUR STAKEHOLDERS | FINANCIAL PERFORMANCE | GOVERNANCE | PERFORMANCE IN DETAIL | APPENDIX

Accelerating the Use of Alternative Fuels with High Biomass Content

A New Company Record

In 2022, alternative fuels constituted 35% of our fuel mix, setting a company record for the second consecutive year. For the year, we increased the alternative fuels rate by 5.8% percentage points compared to 2021.

The use of alternative fuels with a high biomass content is a key lever to reduce direct CO_2 emissions from the clinker production process, reaching 12% of the total fuel mix in 2022.

Alternative fuels can eliminate our reliance on carbon-intensive fossil fuels, powering our kilns while also supporting our communities in dealing with one of society's most intractable challenges: waste. Alternative fuels are mostly waste from human activities that contain recoverable energy that would otherwise end up in landfills without energy recovery. The most common alternative fuels are biomass fuels, refuse-derived fuel, tire-derived fuel, and alternative liquids fuels. Cemex gives priority to the use of alternative fuels with high biomass content. Biomass waste has already removed and absorbed CO_2 from the atmosphere, so when it is later used as a fuel it has a neutral impact on our gross emissions.

Investing Toward 100% Alternative Fuels Rate in the U.K.

In 2022, Cemex inaugurated its new Climafuel facility at its Rugby cement plant in the U.K. The US$25 million investment allows the plant to eventually phase out the use of fossil fuels and operate 100% on alternative fuels. Rugby will be the first Cemex plant to achieve this important milestone. Climafuel is a waste-derived fuel that is made using household residual and commercial waste that would otherwise go to landfills.

With the investment at Rugby's plant, Cemex in Europe processes the equivalent annual residues of a city the size of Madrid or Berlin, achieving 70% alternative fuel substitution in the region this year, significantly higher than the industry average. We currently have plants in the Czech Republic, Germany, and the U.K. operating with substitution rates above 70%, and our Chelm and Rudniki plants in Poland, running above 90% substitution rate.

ALTERNATIVE FUELS RATE
(percentage)


0.6
1990
Cemex Baseline
20.4
2010
25.3
2020
SBTi Baseline
29.2
2021
35.0
2022
43.0
2025
Target
55.0
2030
Target

Boosting Our Alternative Fuels Leadership in New Geographies

While Europe continues to lead the way with the highest substitution rate, we are moving to accelerate alternative fuel usage in all other regions. Our Mexican operations have had an impressive alternative fuels performance, increasing usage by more than 19 percentage points since launching Future in Action in 2020.

Hydrogen Injection: Enhancing the Use of Alternative Fuels

Cemex has been a pioneer in the adoption of hydrogen injection within the cement industry as a means to potentialize the use of alternative fuels. This technology improves combustion conditions and increases the reaction rate, allowing for greater use of alternative fuels and reducing CO_2 emissions from fuel consumption.

In 2022, we used hydrogen injection in our cementitious kilns in all of our plants in Europe and continued our global rollout of this technology to reach implementation of hydrogen injection technology in 44% of our clinker production. In the year, we started using hydrogen injection at the San Pedro De Macoris plant in the Dominican Republic, and announced investments to implement hydrogen injection at four of our cement plants in Mexico.



We reached implementation of hydrogen injection technology in 44% of our clinker production.

CEMEX 2022 INTEGRATED REPORT 24

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX

Clinker Factor Optimization

As of 2022, the average clinker factor in our cementitious products was 73.7%— an historic low for Cemex.

By 2030 we aim to achieve further reductions in our clinker factor as a key contributor to reaching our CO_2 goals. To this end, Cemex is increasingly using Supplementary Cementitious Materials as a substitute for clinker in cement to reduce embodied CO_2 process emissions and CO_2 emissions from energy use associated with clinker production. In 2022 blended cements increased to 74.7% from 66% in 2021 of our total production.

CLINKER FACTOR
(percentage)



84.3
76.0
77.0
75.2
73.7
74.0
68.0
1990
2010
2020
2021
2022
2025
Target
2030
Target

73.7%

clinker factor.
Already below our 2025 target.

Increasing the Use of Decarbonated Raw Materials

In 2022, we avoided over 740,000 tons of CO_2 with the use of decarbonated raw materials in our global operations.

In the year we registered a 20% increase in the consumption rate of decarbonated raw materials across our operations, compared to 2021. In our European operations, we achieved a 64% increase, which contributes to positioning Europe at the forefront of emissions reductions worldwide.

Using decarbonated raw materials in clinker refers to the partial substitution of virgin limestone by a range of alternative materials such as slag, paper ash, gypsum, and fluoride, which contain calcium oxide with no embedded CO_2. The use of already decarbonated raw materials holds great potential to avoid process CO_2 emissions as well as to reduce fuel emissions thanks to lower heat demand compared to what is typically required in decarbonizing the limestone in the raw meal.



Improving Specific Heat and Energy Consumption

We have introduced novel clinkers in a significant number of our cement plants, primarily in Mexico and Europe, reaching 37% share in our clinker production in the latter region.

By adjusting the traditional composition of clinker and using special mineralizers in the raw mix, these technologies significantly reduce the energy intensity of clinker production, improve the energy requirement for grinding, and utilize a different chemical reaction to release less CO_2 compared to ordinary Portland Cement.

Cemex has researched low-temperature and low-CO_2 clinkers for over 20 years, successfully developing novel clinkers with a 10% to 20% lower CO_2 footprint. As the availability of the required raw materials to produce novel clinkers can be challenging in some locations, Cemex will continue to invest in the development of novel clinkers with a smaller CO_2 footprint, actively scout potential sources of the key input materials, and leverage its global footprint to unlock the deployment at scale of these solutions across regions.

CEMEX 2022 INTEGRATED REPORT 25

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX



Increasing the Consumption of Clean Electricity

In 2022, Cemex continued leading the industry in clean electricity with 33% clean electricity consumption in our cement plants.

Aligned with our new SBTi target, by 2030, Cemex aims to more than double the current consumption of clean electricity in cement to 65%. This target will require a combination of plant-specific solutions and country-wide clean energy procurement due to differences in the ability to generate clean electricity efficiently and cost-effectively, as well as differences in the local regulatory and economic environments near each plant.

To move forward on our commitment, in 2022 Cemex signed a ten-year agreement, initiating in 2023, to purchase clean electricity from ACCIONA Energía to cover about 30% of the electric power required for Cemex's cement operations in Spain. And in Guatemala, we signed an agreement with Enel Green Power, starting in 2022, to supply 100% of Cemex's electricity consumption with renewable power for the next five years. In Croatia, during 2022 we started participation in the ZelEn renewable energy program from our supplier, HEP Opskrba. These agreements add to our 2020 agreements of 100% renewable energy supply for our operations in Poland thanks to PGE Obrót and three more years of our agreement with Engie to supply 100% renewable energy for our operations in the United Kingdom. In addition, we completed the construction of a power generation system based on waste heat recovered from the hot gases out of the clinker cooler in our Rüdersdorf cement plant in Germany.

Advancing the use of clean electricity in Cemex's cement operations complements the company's ongoing efforts to increase energy efficiency, and is a key effort to mitigate Scope 2 emissions and achieve its net-zero ambition. Also, it makes good business sense given that the price of clean electricity is stable, and in many markets represents savings against the price of fossil fuel generation.

CLEAN POWER SOURCES DEVELOPED OR CONTRACTED[1]

Mexico	250 MW Eurus wind farm 150 MWac Tuli solar farm 150 MWac Helios solar farm 126 MW Ventika I wind farm 126 MW Ventika II wind farm
California	7 MW wind portfolio
Germany	30 MW waste-to-energy facility
United Kingdom	100% renewable power contract
Poland	100% renewable power contract
Spain	15MW renewable energy PPA
Philippines	6 MW waste heat recovery facility in Solid 5 MW waste heat recovery facility in APO
Colombia	11 MW hydropower portfolio
Panama	100% hydroelectric contract
Dominican Republic	1.5 MWac solar project 20MWac solar project contracted
Guatemala	100% renewable power contract

1 As of December 31, 2022.

REWARDING OUR LONG-TERM COMMITMENT

Our U.S. operations were named EPA ENERGY STAR® Partner of the Year for the fourth consecutive year, earning the Sustained Excellence Award from the U.S. Environmental Protection Agency and U.S. Department of Energy—the highest honor among ENERGY STAR® awards. The award puts Cemex USA among a distinguished group of companies that have made long-term commitments to fighting climate change and advancing energy efficiency.

Over the last 15 years, Cemex USA operations have received more than 60 ENERGY STAR certifications, and dozens of its cement terminals and ready-mix concrete operations have achieved the ENERGY STAR Challenge for Industry.

ENERGY STAR

33%

of our cement plants energy consumption came from clean electricity

CEMEX 2022 INTEGRATED REPORT 26

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE E ENGAGING OUR STAKEHOLDERS S FINANCIAL PERFORMANCE GOVERNANCE G PERFORMANCE IN DETAIL APPENDIX


VOLVO
VOLVO

Cemex partnered with Volvo Trucks to develop the world's first fully electric and zero-emission heavy concrete mixer.

Reducing Transport Emissions

As one of the largest ready-mix companies, our ability to reduce our transport emissions plays a key role to address climate change, reducing our CO_2 footprint, and achieving our 2050 Net-Zero target. To this end, Cemex is implementing a multi-pronged approach.

Our strategy combines taking immediate action to accelerate the use of currently available proven transitory technologies, such as lower-carbon trucks and renewable fuels, while at the same time actively collaborating with our partners to discover, pilot, learn, and scale the long-term solutions needed to achieve net-zero, including hybrid and zero-emission vehicles.

A MULTI-PRONGED APPROACH TO MINIMIZE CO_2 TRANSPORT EMISSIONS NOW AND INTO THE FUTURE

Transitional technologies and fuels

Lower-carbon trucks: In 2022 we added nearly 200 lower-carbon trucks, mostly concrete mixer trucks powered by low-emission compressed natural gas or renewable natural gas whose carbon footprint is approximately 25% lower than the diesel trucks they are replacing. Over half of the vehicles were deployed in Mexico, with the remaining half split between Southern California and Colombia. Natural gas-powered trucks are a transitional technology that allows for an immediate reduction of carbon emissions.

Renewable fuels: Cemex is leading our industry and expanding the use of renewable diesel. This advanced second-generation biofuel is fully compatible with our current fleet and can reduce 60% to 80% of the carbon footprint from transport when used in 100% concentrations. Our operations in California are leading this effort with over 80% of its business units fully using renewable diesel.

Scaling up zero-emission solutions

Zero-emission vehicles: Volvo Trucks, our partner and founding member in the First Movers Coalition (FMC), supplied Cemex with the world's first fully electric and zero-emission heavy concrete mixer that can be used a full day's work with a single top-up charge. The mixer will be operating at the Berlin Spandau ready-mix plant. Furthermore, we have already deployed close to 500 hybrid or zero-emissions vehicles in our sales fleet, most of them in Europe.

Electromobility solutions: Cemex is collaborating with Volvo Construction Equipment and other global players to develop zero-emission equipment, including electromobility solutions that improve productivity and reduce the CO_2 footprint of mobile construction equipment and trucks.

FIRST MOVERS COALITION

Cemex is a founding member of the First Movers Coalition, an initiative launched at COP26 through a partnership between the U.S. Department of State and the World Economic Forum, which brings together business leaders with global footprints to create market demand for zero carbon solutions in this decade and jump-start the scaling of these emerging technologies.

The company committed to making approximately 30% of its heavy-duty transport purchases zero emissions by 2030. Rolling out our first fully electric ready-mix truck supplied by Volvo Trucks is a strong progress in that direction. Cemex expects to gradually continue introducing and testing new prototypes for zero-emission ready-mix concrete trucks to its fleet.

First Movers Coalition

200
low-carbon trucks added in 2022 to our fleet, mostly concrete mixers

500
hybrid or zero-emission vehicles deployed in our sales fleet

First
fully electric and zero-emission heavy concrete mixer truck

CEMEX 2022 INTEGRATED REPORT 27

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

CIRCULAR ECONOMY

In our application of circular economy principles, we take a significant step in achieving our Future in Action goals to decarbonize our operations while also contributing to the alleviation of the waste management challenges cities, governments, industries, and communities face around the world.

Launching Regenera: Circularity Solutions for a Sustainable Future

With over 20 years of experience in waste management solutions, in 2022 Cemex launched Regenera, a new business specialized in providing circularity solutions to extend the life cycle of products and materials.

Regenera offers waste management solutions to organizations from the private and public sectors, which include the reception, management, recycling, and coprocessing of different kinds of waste. Furthermore, Regenera leverages Cemex's global expertise and infrastructure to use waste and industrial byproducts as sustainable substitutes for fossil fuels and natural raw materials in its production processes.

Essential Role in Building A Circular Economy

In 2022, we managed close to 27 million tons of waste, which is 67 times more waste than the non-recyclable waste we generated. By 2030 we aim to increase by more than 50% the amount of waste and by-products we manage.

The cement and concrete industries have a unique ability to transform many residues into useful materials. Our manufacturing processes allow us to become a waste consumer that can actively and simultaneously contribute to both reducing our CO_2 emissions and building a circular economy through partnerships with other industries, authorities, and communities. Our objective is to maximize the use of society's and other industries' non-recyclable waste and by-products with a particular focus on three waste streams: municipal and industrial waste, Construction, Demolition, and Excavation (CDE) waste, and other waste and industry by-products.

WASTE GENERATION

94%

6%

94% of our waste is reused, recycled or recovered.

Only 6% is disposed of.

WASTE MANAGED

~27M

0.4 M

This is **67 times** more than the non-recyclable waste we generated.

0.4 million tons of non-recyclable waste generated.

REGENERA 2022 MILESTONES

Worldwide launch of Cemex Regenera provider of circularity solutions globally.


Recovered non-recyclable materials from the Nile River are used to substitute fossil fuels in cement production.
Regenera is processing the equivalent of around 25% of Mexico City's municipal waste, contributing to its Zero Waste Plan and turning the city's refuse into fuel.
New multiservice dock in Paris, offering a wide range of circular economy services.
Regenera acquired a 51% stake in SHTANG Recycle LTD, a construction demolition, and excavation waste recycling company in Israel.
Processing over 80% of the urban solid waste generated in Querétaro, Mexico.
New Circular Center in Bogotá produces recycled aggregates and restores the environment.
Supporting local initiatives to clean La Ventanilla Beach in Oaxaca and Tortugas Beach in Quintana Roo.
Collecting and recycling empty cement bags in collaboration with public and private organizations.

CEMEX 2022 INTEGRATED REPORT 28

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

Municipal and Industrial waste: Transforming Waste to Energy

In 2022 we substituted 35% of the fossil fuels we use in our kilns with alternative fuels, avoiding over 2 million tons of CO_2 emissions.

Europe's Achievements in Circularity

In 2022, our operations in Europe processed the equivalent annual waste produced by a city the size of Berlin, achieving close to 70% alternative fuel substitution in the region, significantly higher than the industry average. By year end, three of our plants were already producing cement with CO_2 levels below 430 kg per ton, our new 2030 consolidated goal. As a result, our operations in Europe have achieved a 40% reduction in CO_2 emissions compared to our 1990 baseline.

Co-processing of Mexico City Waste

Applying circular economy principles, Regenera is processing the equivalent to around 25% of Mexico City's municipal waste. The non-recyclable materials recovered are used as a lower-carbon fuel, allowing our largest plant in Mexico to run below 400 kg of CO_2 per ton cement produced, ahead of our 2030 goal as a company. In 2022, we continued increasing our waste management capacity with the acquisition of Broquers Ambiental, a sustainable waste management company located in Queretaro, Mexico.

Regenera
Committed to Circularity

Cleaning the Nile River Using Circular Principles

In Egypt, Regenera leads an innovative circular economy program centered around cleaning up the Nile River. While teaming with local fishermen and the NGO VeryNile to improve the health of the river, we are also using the non-recyclable waste retrieved as a lower-carbon alternative to replace fossil fuels in our kilns. Moreover, local fishermen are leveraging the recyclable materials as an additional income stream.

Re-incorporating CDE Waste into the Built Environment

Developing construction in high-growth urban locations requires circular economy solutions that mitigate climate change and save natural resources. In the ready-mix concrete production process, we consume Construction, Demolition, and Excavation (CDE) waste as recycled aggregates. CDE waste is generated from residues in the built environment, including debris, returned and demolished concrete, bricks, glass, block, excavation soil, shingles, and wood, among other materials.

Wide Range of Circularity Services for The Paris Construction Market

In Gennevilliers in the heart of Paris, Regenera operates our first multi-service, multi-modal platform focused on offering a wide range of circular economy services. The operation receives and processes CDE waste and is able to provide a variety of aggregates and concrete made from recycled aggregates. Smart logistics services that prioritize shorter transport distances help reduce the overall carbon footprint of new construction projects in Paris.


Regenera

Regenera offers waste management solutions which include the reception, management, recycling, and coprocessing of different kinds of waste.

Circularity Center in Tunjuelo, Colombia

In 2022, Regenera announced the launch of the Circularity Center in the Tunjuelo sector, south of Bogota. After the closure of this 300-hectare old quarry, the site provides services to process CDE waste for the production of recycled aggregates, cement bag recycling, and collection of non-recyclable waste to be used as an alternative fuel in our cement kilns.

Other waste and industry by-products: Exploring Innovating Alternative Raw Materials

In 2022, we replaced 10 million tons of raw materials with alternative by-products and waste from other industries. In the cement production process, we can replace part of the clinker with by-products, including fly ash and slag. In the ready-mix concrete production process, we can recycle materials to use as cement substitutes.

In our operations, we aim to maximize the reuse of cement kiln dust in the production loop. When this process is not possible, we make efforts to recover this by-product for other uses such as soil or road stabilization, fertilizer enhancer, or de-icing agent for roads. Furthermore, with our range of admixture products Isocycle, we can transform the waste concrete into a value-added material that can be reintroduced into the value chain.

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COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

WATER AND BIODIVERSITY

CDP A LIST 2022 WATER

We strive to carry out our business activities responsibly and sustainably, minimizing the environmental impacts and maximizing the value generated to society.

Optimizing Water Management

The preservation of water, humanity's most precious resource, is a top priority for Cemex and fundamental to our Future in Action commitment to carrying out our activities sustainably.

Water is a key input in our cement, ready-mix, and aggregates production, as well as in the cleaning of plants, trucks, and equipment. To optimize its use and protect the ecosystems we rely on, our company has a comprehensive process that prioritizes sites with the highest water-related risks and the most significant commercial impact, which includes maintenance routines installing water recycling systems, and monitoring discharge quality.

Cemex Water Action Plans (WAPs)

WAPs offer a customized set of response actions to mitigate specific water risks for each community by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation.

Our Water Stress Map Assessment guides us in implementing WAPs in operations located in water-stressed zones. The assessment analyzed the evolution between 2012 and 2020 of over 1,500 cement, ready-mix, and aggregates sites compared to water-stressed zones. Our assessment was completed in collaboration with the University of Alcalá Foundation using Aqueduct, an online tool run by the World Resources Institute that provides information on water quantity, quality, regulatory, and reputational risks worldwide.

Results indicate that 1% of our operations are located in extremely high water-stressed zones and 15% are located in high water-stressed zones. In the last 2 years, we completed the implementation of WAPs in 20% of our sites located in water-stressed zones including all the sites located in extremely high water stressed zones.

CEMEX WATER ACTION PLANS MODULES

MODULE 1 Water Awareness & Internal Capacity → MODULE 2 Operations, Performance, Measurement & Management → MODULE 3 Internal Efficiency & Cemex's Solutions → MODULE 4 Value Chain Engagement → MODULE 5 Stakeholder Engagement

SITES INCLUDED IN CEMEX'S WATER STRESS MAP ASSESSMENT

Sites by Business

CEMENT	READY-MIX CONCRETE	AGGREGATES
64	>1,235	>235

Percentage of Sites in Water-Stress Areas by Business

Business	%
CEMENT	23%
READY-MIX	16%
AGGREGATES	12%

100% implemented WAPs in extremely high water-stressed sites

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New Freshwater Use Targets and Roadmap

In 2021, we set new 2030 targets on fresh-water withdrawal reduction that strengthen our water policy principles and take us a step further in our water strategy.

Our objective is to switch to non-freshwater consumption instead of fresh water, which competes with human and agricultural consumption. By increasing the use of water from treatment plants, rain, and residual from other industries, we aim to access sufficient quantities of water and reduce the pressure aggravated by climate change and competing priorities.



82%

of our sites have water recycling systems

TOTAL WATER

(million m³)

WITHDRAWALS	CONSUMPTION
58.7	40.3

WATER CONSUMPTION BY PRODUCT

Product	Consumption
CEMENT	265 l/ton
READY-MIX	232 l/m³
AGGREGATES	123 l/ton

2030 TARGETS ON SPECIFIC FRESHWATER WITHDRAWAL REDUCTION

(percentage)

CEMENT	READY-MIX	AGGREGATES
20	10	15

WATER MANAGEMENT ROADMAP


1
Reduce freshwater consumption
2
Shift to non-freshwater sources
3
Install water recycling systems
4
Deploy water-positive initiatives in water-stressed zones
5
2030
Establish 2030 targets by business segment
6
Robust monitoring and reporting

Increasing the Use of Non-Freshwater Across Our Operations

MEXICO - Our operations in Mexico are rapidly replacing freshwater with alternative water sources in our concrete plants, such as water from other industries, our recovered water, rainwater, and treated water. In 2022, our concrete operations in Monterrey, Mexico achieved a key milestone in this process going from 20% to close to 100% use of alternative water sources within the year.

SPAIN - We are channeling waste heat from our cement kiln in Alicante to the local water treatment plant for a sludge drying process that recovers water for agricultural irrigation purposes in our neighboring community, and produces dry sludge that is subsequently used as an alternative fuel in our cement kiln. In addition to reducing water stress in the region, this holistic circular solution is also contributing to avoiding landfilling and reducing CO_2 emissions in our operations.

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COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

Preserving Land, Biodiversity, And Ecosystem Services

Protecting and enhancing biodiversity and the natural environment beyond our operations is fundamental to mitigating climate change through healthy natural ecosystem services.

In 2022 we continued implementing our three-layered strategy focused on: enhancing the biodiversity in and around our quarries, including the implementation of rehabilitation plans; conservation initiatives, and; the development of local Biodiversity Action Plans (BAPs).

Our Biodiversity Policy addresses how to responsibly handle natural resources by integrating practices with the best standards and aligning our biodiversity initiatives with our decision-making process, management system, and business model. The policy is aligned with the Convention on Biological Diversity. Furthermore, we continue to integrate proposed biodiversity management best practices across our operations, aligned with our commitment to the Global Cement and Concrete Association (GCCA) sustainability guidelines.

Third-party Certified Conservation Projects

Going beyond implementing BAPs in high-priority quarries, we have extended our strategy to achieve third-party certifications for our conservation efforts in sites that do not overlap with high-value biodiversity areas. Our conservation activities provide a valuable opportunity to engage employees and local communities in wildlife enhancement initiatives and foster awareness of how industry and natural habitats can coexist.

We now have 58 sites in five countries with third-party conservation certifications. Certifications are issued by leading environmental organizations such as the Wildlife Habitat Council, ECOCERT, Texan by Nature, and Croatia's Ministry of Environment and Energy, among others.

Learn more about our WHC-certified programs.

Cemex Biodiversity Action Plans

Cemex recognizes the importance of protecting biodiversity and its intrinsic value across our operations. To this end, our Biodiversity Action Plans (BAPs) guide operational sites to incorporate biodiversity management into their standard processes.

Our 2030 goal is to have BAPs in place for all active sites identified as High Priority. Furthermore, we expect to review the effective implementation of BAPs identified under the legacy Biodiversity Scoping Study.

Updated Biodiversity Proximity Study

Cemex commissioned BirdLife International to implement a new updated Biodiversity Proximity Study across our operations. The findings of this assessment provide a scientific basis to identify Cemex's biodiversity-related priorities for the coming years, as well as for developing a sound biodiversity risk management program and activities to support the company's sustainability strategy for 2030.

The study analyzed the proximity of all Cemex's active and non-active cement and aggregates operations to areas of High Biodiversity Value (HBV). The research used the best available global-scale biodiversity information and data provided by the Integrated Biodiversity Assessment Tool (IBAT) built by a partnership between BirdLife International, Conservation International, the International Union for the Conservation of Nature, and the UNEP World Conservation Monitoring Centre.

The assessment follows our original Biodiversity Proximity Study published in 2010 by Cemex and BirdLife International; which provided a solid base for developing the company's Corporate Biodiversity Strategy, including the development of a BAP Standard and a Corporate Guideline on Biodiversity Management. Significant changes occurred that led us to launch the new Scoping Study, including Cemex's commitment to having a net positive impact on Biodiversity, the evolution in Cemex's portfolio, changes in policy regulations, and the increasing relevance of issues such as climate change that have created new risks and opportunities for the extractive sector.

REHABILITATION PLANS IN OUR QUARRIES

IMPACT ASSESSMENT - Before starting any earthwork, we carry out an environmental impact analysis to map potential risks and extraction possibilities.

AVOIDANCE AND MINIMIZATION OF IMPACT - We aim to carry out activities with the least potential risks to avoid or minimize impact; for example, stopping extraction where biodiversity is especially high.

RESTORATION / REHABILITATION - During and after extraction activities in the quarries, we implement a rehabilitation plan. The goal is to help restore the ecosystem services to where they were before the extraction.

COMPENSATION - Lastly, for any part of the impact area that could not be restored or rehabilitated, compensation is sought with a Biodiversity Action Plan.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Original Biodiversity Proximity Study Cemex Nature Positive Strategy Cemex recognizes that as an organization we CEMEX NATURE BOOK SERIES SINCE 1993 Achievements: can play a role in helping reverse biodiversity By focusing on the incredible value of blue loss. Thus, we aim for our Cemex operations carbon and its role as a nature-based 98% of our quarries located in high to gradually adopt a Nature Positive approach solution to climate change, “Blue Natural biodiversity value areas have implemented globally. Capital” the 29th edition of our book BAP. series, presents an eye-opening perspec-During 2022, Cemex U.K. developed a pilot tive on how we should view the relation-100+ priority species have benefited from framework to measure progress in our nature ship between people and the oceans. We BAPs. positive efforts. The mapping included the are proud to publish this book together assessments of: with Beneath the Waves, Oceans 2050, 25,000+ hectares of area positively 1 and SeaLegacy. By partnering with other impacted by conservation projects. Existing habitats and habitat quality. organizations, we take collective action not only to rebuild and protect global biodi- ~100 conservation groups and 2 Ecosystem integrity to understand the versity, but also to create nature-based stakeholders identified and engaged. scope of restoration activities. solutions to climate change. 4,000+ students engaged in 3 Climate resilience and vulnerability. environmental education. 4 The impact of invasive species. New Updated Biodiversity Proximity Study BLUE NATURAL CAPITAL 5 The presence and status of species of CAPITAL NATURAL AZUL Findings and New Target: conservation concern. Areas of High Biodiversity Value Accounted for in 29 new quarries found as high priority in By 2025, we will de?ne the nature positive the new updated Biodiversity Proximity Study proximity with high biodiversity value areas. baseline for all of our operations. This will be the basis to start our actions and have a rel- Legally designated Protected Areas (PAs) 399 Cemex cement and aggregate sites evant progress by 2030. We will work in all of Carlos Duarte, PhD • our quarries to conserve and restore ecosys- Foreword Alexandra Cousteau • Series Editor Cristina Mittermeier Key Biodiversity Areas (KBAs) analyzed in 21 countries. tems, as well as help with the reintroduction Natura 2000 areas (for European countries) of species toward helping nature recover and By 2030 our goal is to have a BAP in place ?ourish by 2050. Important Bird and Biodiversity Areas (IBAs) for all active sites identified as High Priority. Alliance for Zero Extinction (AZE) sites The IUCN Red List of Threatened Species By 2025 all of our operations will have a nature positive International Protected Areas (IPAs) baseline in place. including Ramsar sites, World Heritage sites, and UNESCO Man and Biosphere Reserves. CEMEX 2022 INTEGRATED REPORT 33

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El Carmen Nature Reserve: Cemex Conservation Legacy

Cemex's nature and biodiversity conservation goals intend to go beyond the location of our sites.

For 22 years Cemex's El Carmen Nature Reserve has been a testament to the key role that sustainability plays in the company's purpose of building a better future. For every hectare of our global active operations, Cemex keeps seven hectares of conservation land in El Carmen Natural Reserve.

We are the only company in our sector with a comparable nature conservation reserve such as El Carmen. Since 2016, El Carmen has received the Gold Conservation Certificate, the highest award granted by The Wildlife Habitat Council for conservation efforts.

In 2022, working with Mexican government agencies CONANP, CONAFOR, and SEMA and the Mexican Fund for Nature Protection (FMCN), 50 hectares of forest and 200 hectares of grasslands were restored in El Carmen.

Habitat Restoration and Species Preservation

With 140,000 hectares, El Carmen is one of the most biodiversity-rich areas in North America and one of the five great wilderness ecosystems in the world. Located in northern Coahuila, Mexico, and southern Texas, United States, El Carmen's five different ecosystems are home to more than 1,500 plant species, 289 avian species, 80 types of reptiles and amphibians, and 78 mammal species, including some endemic species. Furthermore, El Carmen, stores around 11 million metric tons of biologically sequestered CO_2.



Scientific Research

El Carmen's extensive cross-border wildlife and biodiversity reserve has provided numerous educational opportunities to more than 1,300 students and academics who have studied the region's biodiversity, as well as Cemex's positive impacts and high conservation standards. To this end, El Carmen has been researched in 67 scientific papers and 19 Masters and Ph.D. thesis projects from prestigious universities across Mexico and the United States, including ITESM, UANL, UNAM, UCLA, Yale, and Texas A&M.

BACK AND STRONGER AFTER 100 YEARS

The American bison herd keeps growing at El Carmen Nature Reserve, where it has gone from the initial 19 bison to now 71, of which 32 were born at the reserve. Going forward, we expect to reach 300 heads in the next five years, contributing to the conservation of an emblematic endangered species in North America.

REWILDING EL CARMEN NATURE RESERVE

250 Bighorn Sheep
100+ specimens released in nearby habitats.

900 Desert Mule Deer
after the species was believed to be close to extinction in the region.

100 Pronghorn Antelope specimens
after being extinct since the 1950s in the region.

+70 American Bison
currently on Mexico's list of endangered and priority species.

Largest Black Bears
population in Mexico.

We are the only company in our sector with a comparable nature conservation reserve such as El Carmen.

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INNOVATION AND PARTNERSHIPS

We believe that one of the keys to unlocking carbon neutrality is discovering and scaling new technologies that can capture, store, or use carbon.

Cemex invests in breakthrough innovations to achieve carbon neutrality by developing strategic partnerships with other industries and companies at the forefront of Carbon Capture, Use, and Storage (CCUS) and other carbon mitigation technologies. We believe that we have the knowledge and resources needed to materialize these advancements by leveraging the capabilities of three key assets: Cemex's Global Research and Development, Cemex Ventures, our venture capital unit, and our internal Smart Innovation process.

Reaching Net-Zero CO_2 in our Cement Plants

We are collaborating with startups, universities, other industries, and authorities, to develop industrial-scale solutions using leading-edge technologies to make progress towards reaching net-zero CO_2.

We have joined the Rüdersdorf Carbon Neutral Alliance, which includes four consortiums and over 20 partners. The alliance aims to accelerate the development of innovative technologies designed to transform Cemex's Rüdersdorf plant into a carbon-neutral cement facility.

With the innovative technologies, the CO_2 emitted in the cement plant, will be captured and converted to new forms of energy and materials for local use by industrial, residential, and transport sectors. In 2022, as part of the alliance, we joined forces with integrated chemicals and energy company Sasol ecoFT and renewable energy company ENERTRAG, in a milestone project that will combine CO_2 produced from cement manufacturing with hydrogen to produce sustainable aviation fuel.



20
partners to develop industrial-scale solutions to reach net-zero CO_2

+1,000
innovation ideas in 2022

+170
projects* in innovation portfolio

*These projects include commercial, Urbanization Solutions, logistics, among others.

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E S G

Investing in Carbon Capture, Utilization, And Storage Technologies (CCUS)

Our decarbonizing efforts beyond 2030 include investment in breakthrough technologies that capture CO_2 more efficiently and are economically viable at an industrial scale, including collaborating with other industries, companies, international organizations, and academic institutions that are at the forefront of CCUS.

OUR CCUS FOCUS

Rüdersdorf plant to be our first net-zero CO_2 plant by 2030.

4 large-scale projects in progress, two in Spain and in two in the U.S.

Conducting CO_2 storage availability assessment for several plants in the U.S. and Europe.

+15 R&D initiatives aimed at exploring CO_2 utilization.

+5 Carbon Capture Technologies explored, including both mature and emerging technologies.

Leading-Edge CCUS Collaborations

LEILAC 2 Project - Cemex is a member of the Low Emissions Intensity Lime and Cement 2 (LEILAC 2 project). The consortium seeks to efficiently separate the carbon produced from the clinker manufacturing process, resulting in a concentrated CO_2 that can be easily captured for use or storage. The indirect calcination technology also has the potential to be powered by electricity. Cemex plays a crucial role in supporting the consortium in identifying and procuring the optimal equipment and technology, drawing on its deep understanding of the cement production process and how the technology can be implemented most effectively, and defining and solving the main technical challenges for the project in the front-end engineering design phase.

Carbon Clean - Cemex Ventures increased its investment in Carbon Clean, a global leader in cost-competitive modular CO_2 capture and separation. Carbon Clean developed CycloneCC, a novel technology that can effectively capture CO_2 from industrial processes at a gigaton scale in a cost-effective manner. In 2020, the companies entered into a collaboration agreement to jointly develop carbon capture technologies across Cemex´s cement operations.

Carbon Upcycling - In 2022, Cemex Ventures made a minority investment in Carbon Upcycling, a Canadian startup leading the development of CO_2 usage and grinding technology. Carbon Upcycling's proprietary solution infuses carbon during the grinding process to produce more reactive supplementary cementitious materials allowing us to transform industrial residue and low-quality natural materials into sustainable building material resources that can then be used to replace clinker in cement production. Two pilot projects are under development beneficiating clay in Victorville, California, and waste glass in Rugby, U.K.

ETFuels - Cemex Ventures and Cemex Spain have agreed with ETFuels to assess the possibility to use 450,000 tons of CO_2 per year from our Alicante, Spain plant as feedstock for the conversion into e-methanol for the shipping industry.



We are developing industrial-scale projects looking to put in place the technologies that capture CO_2 most efficiently.

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Other Key Innovations and Partnerships

Powering Our Kilns with Solar Radiation

We have produced the first ever clinker using solar energy, a breakthrough technology developed in partnership with Synhelion. Advances in this collaboration are targeted toward systematic validation steps that will accelerate full-scale adoption. Synhelion technology harnesses the power of solar radiation to power cement kilns, thereby eliminating the need for any other sources of fuel. This technology also captures 100% of the process carbon emissions, which can be stored or utilized as feedstock for fuel production, enabling cement manufacturing to achieve a net-zero level.

Electrification of Our Kilns

In 2022, Cemex and Coolbrook are working to develop optimal electric process heating solutions that can be applied in the cement manufacturing process. Coolbrook's RotoDynamic Heater technology aims to revolutionize cement production by replacing fossil fuels traditionally used to heat the kilns with electricity. When powered by renewable electricity, the technology eliminates CO_2 emissions from the fuels used in the heating of cement kilns, an important development in the decarbonization of the industry.

Innovative Uses of CO_2

Transforming Carbon into Nanomaterials

Cemex was the first company in the cement industry to successfully turn CO_2 directly from flue gases into carbon nanomaterials, which could be a game-changer in decarbonizing cement production. The test implemented by Cemex's Global R&D achieved promising results with a carbon conversion rate of



Cemex has successfully converted CO_2 into carbon nanomaterials in a laboratory setting.

70% in a lab setting. The next step is to scale the technology in a cement plant pilot. The proposed technology can turn CO_2 emissions into value-added products including high-tech materials such as nanofibers, nanotubes, graphene, and carbon black, which have applications in several industries including electronics, automotive, refractory ceramics, agriculture, chemicals, pharmaceuticals, textile, and construction materials.

Maximizing the Capacity of Concrete to Absorb CO_2

Like trees, concrete absorbs CO_2, helping to remove greenhouse gases from the atmosphere. Cemex believes that the recarbonation of built concrete structures over their life cycle should be recognized uniformly in CO_2 emissions accounting, carbon footprint methodologies, and CO_2 certification removal schemes. Cemex is collaborating on FastCarb, a collaborative research and development project administered by the French Institute for Applied Research and Experimentation in Civil Engineering (IREX) to accelerate carbonation in aggregates made from recycled concrete.

Developing New Lower-CO_2 Concrete Technologies

Cemex continues exploring innovative concrete technologies with a lower CO_2 footprint than conventional concretes, including the use of high-performance materials and novel binders, accelerated carbonation and mineralization processes, the analysis of new sources of potential Alternative Supplementary Cementitious Materials, the development of new admixture technologies, and the formation of circular economy solutions that help avoid carbon emissions from the extraction, transport, and processing of new raw materials.

Increasing Hydrogen Usage in Cement Kilns

Cemex Ventures' partnership with HiiRoc on new hydrogen injection technology will allow us to further explore and significantly scale the adoption of hydrogen in our operations, accelerating our alternative fuels strategy. HiiROC produces hydrogen through a unique plasma process at a lower cost than competing solutions and without a CO_2 footprint. In 2022, we advanced a pilot project to increase hydrogen usage at our Rugby cement plant in the U.K.

Investing in Next Generation Alternative Fuels

In 2022, Cemex Ventures jointly with Cemex Europe announced a new investment in Waste to Energy Advanced Solutions (WtEnergy). The Spanish CleanTech startup converts biomass and non-recyclable waste into SYNGAS, a lower-carbon energy solution that can be used in the short-term as a fossil fuel alternative or be upgraded in the medium- and long-term to gases such as biomethane or pure hydrogen. The agreement includes a pilot project in our plant in Alicante, Spain, 60% funded by the European Union.

Cemex and Synhelion's pilot at the IMDEA Energy Institute in Madrid.
Image courtesy of Synhelion.



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Revolutionary 3D Printing Technologies

Cemex's Proprietary Technology Makes 3D Printing Construction Accessible

Leveraging our in-house admixtures capabilities, Cemex introduced D.fab in 2022, a family of admixture products with the unique capability of transforming conventional concrete into a versatile material that can be efficiently tailored for 3D printing construction.

Substituting the typical mortars used in 3D Printing with conventional ready-mix concrete, Cemex's 3D Concrete printing reduces the use of local materials, reduces the CO_2 footprint as concrete consumes less cement than mortar, enhances durability as concrete is less susceptible to cracking, and reduces the price per cubic meter by six-fold.

An element that makes us unique in the markets where we participate is that Cemex is the only construction materials company that develops and manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates.

Advantages in 3D Printing Construction

The use of 3D printing in construction projects offers a high level of design freedom with increased accuracy; the potential to automate and deliver savings due to reduced operation and labor, and; sustainability benefits resulting from the optimization of materials consumption.

One of the main challenges to advancing this technology is that current construction-grade 3D printers have traditionally relied on highly specialized and expensive mortars.

New Horizons For 3D Printing Construction

Our D.fab proprietary solution opens new horizons to Cemex's Global Research and Development and Cemex Venture's partnership with COBOD, a global leader in construction-grade 3D printers. Cemex and COBOD have been working together over the last year to innovate in the 3D printing space.

Through our investment in COBOD and the advancement of D.fab, Cemex strengthens its ability to use 3D printing technology, opening new doors for businesses to benefit from additive manufacturing in areas where they previously could not.

The combination of Cemex's D.fab solution and COBOD's technology has already been used successfully in multiple real-world applications, from Japan and Malaysia, in Asia, to over the Middle East and Africa, and to Europe, Canada, and the U.S. In 2022, Cemex also introduced this new technology to our customers in Mexico, and the Angola-based construction company Power2Build built the largest 3D printed real concrete building in Africa using this 3D printing solution.

The combined strengths from our admixtures division, Cemex Ventures partnerships, and Cemex's Global Research and Development are a testament to our customer-centric mindset and relentless focus on continuous innovation to provide our customers with superior products and solutions for their construction projects.


D.fab

Other Innovation Initiatives

In 2022, we launched Cemex Ventures LeapLab, our intensive acceleration program for innovative startups that address the critical challenges related to the construction industry.

More on www.cemexventures.com

Cemex's D.fab is the only admixture solution in the market today that allows for the use of conventional concrete in 3D printing construction.

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PROMOTING A GREEN ECONOMY

Close collaboration with stakeholders within our industry and other industries contributes to accelerating climate action on a global basis.

Adopting Policies Based Upon Green Economy Principles

Cemex believes that adopting policies based on green economy principles offers significant opportunities to achieve substantial emissions reductions across multiple sectors, with the cement and concrete industries playing a central role.

Policies that promote the use of sustainable products, the development of a circular economy, investments in clean electricity, and funding for research and development enhance the environment for industries to advance in their green economy and climate action efforts.

The cement industry is a net consumer of waste that can shine in a circular economy.


GREEN CIRCULAR ECONOMY
1
WASTE DIRECTIVES
2
LOWER-CARBON PRODUCTS
3
CLEAN ELECTRICITY
4
CARBON PRICING
5
R&D FUNDING

We promote and advocate for a green economy, primarily focusing on:

Waste Directives: We advocate for municipal, industrial, as well as construction, demolition, and excavation waste management regulations that enable the utilization of non-recyclable waste for energy recovery and material reuse. By utilizing residues in the cement production process, we lower our CO_2 footprint while contributing to landfill reduction and decreasing the consumption of fossil fuels and other raw materials.

Adoption of Lower-Carbon Products: We promote widespread adoption of lower-carbon products in different types of construction projects. Lower-carbon products have a reduced clinker factor, provide the same performance standards as conventional products, and are key for advancing global CO_2 reduction targets.

Increase Availability of Clean Electricity: We advocate for renewable electricity policies that enable and promote the energy transition and clean energy generation. Clean electricity generation at a broader scale will be key to reducing indirect CO_2 emissions and meeting clean electricity 2030 consumption targets.

Carbon Pricing: We favor the implementation of market-based mechanisms, in the form of emissions trading systems, to determine a carbon price. Such mechanisms provide certainty for investment and operational decisions to mitigate CO_2 in a significant manner.

Government and Multilateral R&D Funding: We favor government and multilateral funding for research and development aimed at accelerating the development and implementation of Carbon Capture, Utilization, and Storage (CCUS) technologies or any other technology that can scale the decarbonization process.

Collaborating to Promote Policies to Accelerate Climate Action

We are active members and hold leadership positions in national, regional, and global industry associations that promote the transition to a green economy, such as the Global Cement and Concrete Association (GCCA), a global industry platform established to facilitate sustainable development of the cement and concrete sectors. Our active involvement gives us a platform to advocate and educate, alongside other companies in our industry, for important topics such as promoting the use of concrete as an essential material for sustainable construction.

For more information on how we engage and collaborate with our different stakeholders, please refer to our Stakeholder Engagement section on pages 219-223 of this report.

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AIR QUALITY

In 2022, 99% of our clinker production worked under Continuous Emissions Monitoring Systems (CEMS) and our new industry-benchmark online data analyzing tool to measure major air emissions. Ongoing projects keep us on track to achieve 100%.

Air emissions inherent to the cement manufacturing process are limited in countries by legal thresholds to ensure environmental quality. In some cases, applicable regulations may also imply continuous monitoring of these emissions.

At Cemex, we have been implementing CEMS for clinker production across our operations, even when it is not mandatory in all countries, that working together with our EMS, provide us with effective resources for air quality monitoring and optimization in our operations.

CEMS for clinker production provide us with effective resources for air quality monitoring and optimization in our operations.

Cemex Production Process Air Emissions Management and Performance

Air Emissions: Major air emissions —particulate matter (PM), nitrogen oxides (NOx), and sulfur compounds (SOx)— are released as part of the cement manufacturing process. Minor air emissions —including dioxins and furans, volatile organic compounds, and other heavy metals—are released in very small or negligible quantities.

Continuous Emissions Monitoring Systems: Allow our operations to maintain constant monitoring of major air emissions to implement operational controls striving to comply with applicable air quality regulations and to go beyond and improve our kilns' performance as per Cemex standards.

Online Visualization Tool: Our industry-benchmark CEMS online tool allows our operators and management teams to closely monitor major air emissions in kilns with CEMS installed, strengthening our major air emissions efforts and performance.

We continually invest in high quality emissions abatement techniques and equipment

US$16.5

million invested in 2022 in technologies to monitor and reduce air emissions from our production process

99%

of our cement kilns have CEMS to measure major air emissions and our industry-benchmark online data analyzing tool

Progress Toward Our 2030 Air Emissions Reduction Targets

-85%

We reduced our Dust emissions compared to our 2005 baseline. 2030 target: 95%

-60%

We reduced our SOx emissions compared to our 2005 baseline. 2030 target: 67%

-43%

We reduced our NOx emissions compared to our 2005 baseline. 2030 target: 47%



CEMEX 2022 INTEGRATED REPORT 40

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE E ENGAGING OUR STAKEHOLDERS S FINANCIAL PERFORMANCE GOVERNANCE G PERFORMANCE IN DETAIL APPENDIX

CEMEX ENVIRONMENTAL MANAGEMENT SYSTEM

We believe that protecting the environment and collaborating with the communities in which we operate brings us closer to achieving our purpose of building a better future. This commitment is documented in Cemex's Environmental Policy and is systematically and internally audited for compliance across our global operations through our risk-based Cemex Environmental Management System (EMS).

In 2022, we reached 92% implementation of the EMS across all businesses, compliant with our internal environmental management standard. The Cemex EMS is aligned with global environmental standards such as the ISO 14001 and the EU Eco-Management and Audit Scheme. To this end, we have achieved ISO 14001 certification in 82% of our cement sites.

Our EMS integrates key mechanisms for environmental performance enhancement, impact assessment, stakeholder engagement, and response to events with input from a range of subject matter experts and specialists. We have management teams responsible for the implementation of the EMS across all of our locations who annually carry out internal audits across all sites.

Robust Environmental and Social Performance Management

Our Environmental and Social Incident Reporting process enables all of our global sites to maintain open communication with our communities and a proactive approach to respond to incidents that could potentially impact our communities or our operations. Moreover, it also serves as a grievance mechanism to register complaints from external stakeholders.

The thorough application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of their root causes, and the implementation of corrective and preventive action plans toward avoiding their occurrence and reducing their severity, a fundamental step in being good environmental stewards.

This standardized framework implemented across all of our operations, recognizes and registers incidents in three categories, according to their severity. In 2022, there were no Category 1 (major) environmental events registered, for the fourth consecutive year.

Cemex Environmental and Social Incident Reporting Framework

1. **Dialogue and Engagement:** we maintain open communication channels with our neighbors, law enforcement officials, public agencies, and other stakeholders.
2. **Rapid Response:** global, regional, and local Rapid Response Teams, trained to address environmental and social impact events, hold annual emergency drills according to contingency plans at each of our sites.
3. **Continuous Improvement:** consistently recording events at every level of our business contributes to identifying recurring root causes and implementing and sharing corrective actions.

ENVIRONMENTAL AND SOCIAL INCIDENTS AND COMPLAINTS REPORTING
(percentage)



34
30
15
5
3
3
2
8
Dust
Fuels & Chemicals
Water
Noise, Odor & Light
Waste & Materials
Logistics
Air Emissions (excl. dust)
Others

CEMEX 2022 INTEGRATED REPORT 41

ENGAGING OUR STAKEHOLDERS We are committed to conducting stakeholder relations with honesty, respect, and integrity. CEMEX 2022 INTEGRATED REPORT 42

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

OUR HEALTH AND SAFETY COMMITMENT

Our efforts to offer our employees and contractors a safe and healthy work environment directly contribute to SDG 8 and our priority SDGs 9 and 11.

Our goal is that anyone who interacts with our operations returns home safely to their family. We consider this a moral imperative, and it is the reason health and safety is our company's top value and priority.

Zero4Life Commitment

As we continue working toward zero injuries at every location, Cemex has become a positive safety benchmark for a global company in our industry. In 2022, our efforts led to reduced fatalities, and we registered an employee Lost Time Injury (LTI) Frequency Rate of 0.5. We will continue working toward our Zero4Life commitment and will be satisfied until we have made all fatalities a thing of the past in all of our operations.

Having registered an employee LTI Frequency Rate between 0.5 and 0.6 for the past eight years, we have set a 2025 target of 0.2 LTI Frequency Rate, aiming to continue making progress in our performance.



Cemex is a positive safety benchmark for a global company in our industry*

0.5 to 0.6
Employee LTI Frequency Rate for the past eight years.

96% of our operations achieved zero employee and contractor LTIs in 2022.

91% contractor verification rate.

EMPLOYEE LOST TIME INJURIES FREQUENCY RATE

(per million hours worked)


2.6
0.6
0.5
2010
2015
2022

Contractor Safety: Fundamental in Our Zero4Life Ambition

Our Contractor Health and Safety Verification Program helps us verify that certain contractors comply with health and safety processes while working with us. The program, operated by a specialized third-party company, utilizes a data-driven system to check for regulatory compliance, liability insurance, risk premiums, operating manuals and procedures, and applicable training and accreditations, among other requirements.

We continuously look for new ways to positively influence our contractor's safety behavior. During the year we implemented additional Contractor Management Audits, which are carried out by health and safety specialists who are independent of line management at the local site.

*According to an internal analysis based on publicly available information from third parties.

CEMEX 2022 INTEGRATED REPORT 43

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

We strive for Cemex to become a beacon for good road practices in every country where we operate.

Leveraging Digital Technologies to Advance Our Zero4Life Goal on The Road

Driving is one of the activities most linked to serious incidents and fatality risks in our industry. To mitigate this risk, we rely on a comprehensive approach to road safety by leveraging digital technologies, developing a strong culture of defensive driving practices, and promoting road safety in our communities.

Building One of The Most Advanced Fleets in Our Industry

We are leveraging new technologies to get closer to our Zero4Life objective on the road. The vehicle safety features in our fleet include sensors, mobile apps, GPS tracking, camera systems, and other equipment such as artificial intelligence systems that alert managers about behaviors that might represent a risk. Our operations use telematics data to identify risky driving behaviors that require additional training and highlight good driving performance that merits recognition. Providing drivers with specific feedback on their skills contributes to being able to avoid potentially risky situations in the long run.

Providing Real-Time Support to Drivers

We are taking telematics data one step further to provide real-time support to drivers. In 2022, our operations in Mexico launched the Transportation Control Tower. This hub that leverages geofencing technologies and telematic data from digital vehicle safety features, to assist drivers in detecting and evaluating potential risks on the road. The robust data analysis process strengthens our road performance by helping drivers make safe decisions and apply defensive driving techniques when faced with a potentially at-risk situation. By year-end 2022, we were able to support 90% of our company-owned and 55% of contractor vehicles in Mexico's Supply Chain from our Transportation Control Tower.

Defensive and Efficient Driving

By repeatedly reinforcing defensive driving skills, our drivers and contractors aim to stay safe while delivering our products on time. We make use of driving simulators, certification processes, workshops, and video sessions to improve our drivers' knowledge based on rigorous topics specific to our organization, such as logistics and transportation. Our monthly Global Road Transportation Health and Safety Group meeting, which is attended by the senior transport leaders from each region, continually monitors current practices and processes and identifies new controls to deploy.

Going Beyond Our Operations: Protecting Vulnerable Road Users

In addition to advancing safety for our drivers and contractors, we have adopted an innovative approach to road safety through which we draw on our know-how to promote best practices in our communities.

We aim to enhance road safety for drivers, motorcyclists, cyclists, pedestrians, and other vulnerable road users. To this end, we continuously look for opportunities to collaborate with educational institutions, traffic authorities, community groups, and civil society organizations to foster road safety, compliance with regulations, and accident prevention. From awareness campaigns to defensive driving training, Cemex employees highlight the importance of road safety basics and explain the safety protocols integrated into our vehicles.

ROAD SAFETY FEATURES

We are leveraging new technologies to advance our Zero4Life goals on the road.



Vehicle sensors | Camera systems | Mobile apps | GPS tracking



In Colombia, we are leveraging virtual reality digital technologies to sensitize our drivers about vulnerable road users and how to mitigate dangers on the road.

CEMEX 2022 INTEGRATED REPORT 44

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Building A Strong Health and Safety We seek to effectively communicate by gen- and plan the measures needed to mitigate reinforce our number one value and priority Culture erating H&S weekly reports on performance them in a coordinated manner. Communication across our organization—from our production We continuously invest in initiatives that and share monthly results to keep the country, mechanisms embedded in the HSMS allow us plants to our corporate offices. Furthermore, strengthen our culture of health and safety. regional leaders, and the CEO updated on to share best practices, thereby optimizing the our Health Learning Pathways provide employ-Our standardized global programs help us progress. implementation of safety programs for our ees with a practical understanding of speci?c instill consistency across geographies and employees and contractors who participate in health and safety topics. emphasize the importance of developing and H&S Policies and Procedures our operations. sharing local best practices as a path to ?nding As our number one value and priority, we have innovative solutions to speci?c challenges. strong policies in place to uphold our commit- H&S Training ment to health and safety throughout our orga- By continuously improving our training pro- +2,000 H&S Management nization. Our Global Health and Safety Policy is grams, we strive for all of our employees to Our interconnected organizational structure the cornerstone of our Cemex Health and Safety possess the correct knowledge, skills, and expe-Management System (HSMS) and sets out clear rience to perform their jobs safely. Executives, employees participated in our fosters a coordinated, consistent, and collaborative approach to reach our company-wide expectations, for leaders and the workforce, to line managers, and supervisors must complete Health and Safety Academy, with goal of zero injuries. carry out their activities in a safe manner and to our Health and Safety Academy designed to almost 32,000 hours of training care for the health and safety of our employees, Our H&S team supports standardized contractors, and other people with whom we controls and procedures and consistently interact. The policy also reinforces topics such Management of Pandemics and Epidemics Leadership & monitors the progress of our initiatives in the as communication with suppliers, reporting and Accountability countries where we operate: incident investigation, as well as taking care of Audits, Inspections & the health and safety of others. Continuous Improvement 1 Risk Management 15 n H&S Functional Network: National 14 2 Incident Reporting health and safety specialists and their H&S Management System Regulation Policies Investigation and Prevention 13 3 teams. Implementing the HSMS has led us to develop a positive culture that helps drive continuous CEMEX n Global H&S Council: Corporate and Emergency Management 12 H&S 4 Driving Safety improvement in our health and safety results. regional representatives who support our MANAGEMENT H&S Functional Network. 11 The HSMS empowers our leaders to implement SYSTEM 5 Contractor Safety Operational Control a successful health and safety strategy and ade- Management n Global Health Forum: Group of experts leading initiatives to share best practices quately allocate resources to training programs 10 6 across our operations. Our line managers utilize Standard Operating Occupational and help employees and contractors 9 7 Procedures 8 Health & Wellbeing adopt healthier lifestyles. our HSMS on an ongoing basis to make an Our CEO oversees our H&S strategy and annual self-assessment of further improvement Document People Training opportunities and to formulate their annual Control & Behaviors performance. Health and Safety Improvement Plans. Communication & Consultation Our Board reviews our H&S performance, In addition to de?ning the parameters to and once a year, the Sustainability, Climate operate in accordance with local regulations, We used the ISO45001:2018 standard as the basis for the Cemex HSMS so that both internal and external audi-Action, Social Impact, and Diversity ences can easily understand it. Additionally, we have incorporated resources such as Driving and Contractor H&S, the HSMS is also our main tool to establish Committee discusses action plans and our country and global specialists’ knowledge and experience, good practices and lessons learned from Cemex root performance requirements and goals for our cause incident investigations, and commitments and good practices developed by the Global Cement and Concrete evaluation of H&S risks. operations by helping us assess potential risks Association (GCCA). CEMEX 2022 INTEGRATED REPORT 45

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE | ENGAGING OUR STAKEHOLDERS | FINANCIAL PERFORMANCE | GOVERNANCE | PERFORMANCE IN DETAIL | APPENDIX

Boosting Continuous Improvement
For more than 10 years, Cemex has consistently implemented the Near Miss/Hazard Alert System across all of our geographies and business lines. Through this system, employees and contractors are actively involved in controlling risk and preventing incidents by advising management of potential risks to their health and safety and others. Our Mobile Intelex App allows our people to report near misses, hazards, inspections, and health and safety leadership visits—anytime, anywhere—on their cell phones, tablets, and computers, enabling quicker reactions to prevent injuries.

While our root-cause analysis helps us learn from past incidents, we are also tracking a new comprehensive portfolio of leading and predictive safety indicators designed to monitor and measure the effectiveness of our initiatives and identify hotspots and the actions needed to prevent incidents.

Looking After Each Other
Our Take 5 Together program encourages employees and contractors to step in if they see a colleague taking a risk. Interactions between front-line workers helping each other is an important habit to cultivate an interdependent safety culture that helps us build consistency and reliability in the workplace.

Additionally, our Visible Felt Leadership (VFL) approach provides the framework by which our leaders engage with our frontline employees and contractors on health and safety topics.

Keeping Our Guard Up
Although there are inherent traits that make the building industry low risk for virus transmission, we continue keeping our guard up and protecting our people from the risks COVID-19 presents:

1. **Cemex HSMS:** The 15th element of the Cemex HSMS guided us to remain effective in our management of risks associated with the COVID-19 virus.
2. **Special Protocols:** Our 52+ Hygiene and Safety Protocols developed in 2020 continue to be the cornerstone of our efforts to protect our employees from potential risks presented by COVID-19.
3. **Embedded "Behaviors That Save Lives":** Identifying and Reporting Symptoms, Personal Hygiene, Physical Distancing, and Protecting Yourself and Others.
4. **COVID Coordinator:** Almost 2,000 of our employees around the world took on the functional duties of COVID Coordinator.
5. **Communication:** We maintained close communication with our employees to understand more about how COVID-19 impacted their lives and kept them informed of the actions and protocols we undertook.



6. **Back to the Office and Travel protocols:** We updated our protocols as we gradually return to face-to-face activities in some geographies.
7. **Rapid Response Teams:** Our local, regional, and global Rapid Response Teams continue working to implement preventive measures so that we can react to local situations in a very agile way.

We continue keeping our guard up and protecting our people from the risks COVID-19 presents

CEMEX 2022 INTEGRATED REPORT 46

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Health and Wellness Culture Awarding Excellence Promoting workforce health goes beyond The Well-being Model has four key pillars: The Cemex Awards allow us to recognize being a direct bene?t to our employees, it those operations and employees who contrib-also creates a positive and efficient work cul- Emotional Health: Promotes a healthy state of mind through exercises that con- ute considerably to Cemex’s strategic prior-ture and environment. Being healthy reduces tribute to managing emotions and building resilience. ities, including business units and countries risk factors for diseases and, more broadly, that have built and reinforced their health and improves the quality of life. Physical Health: Encourages physical health through regular exercise, well-balanced safety culture to achieve the best and most nutrition, sufficient rest, and regular health checks. improved health and safety performance. In New Cemex Global Well-being Model 2022, we acknowledged outstanding contri-In 2022 we launched the new Cemex Global butions in four award categories: Zero4Life, Financial Fitness: Provides personal ?nancial skills including day-to-day spending contractor management, Fit4Life, and best & Well-being Model which strives to provide our as well as insurance and retirement planning. most improved business sectors. people with a holistic approach to developing the ability to enhance quality of life. As part of Workforce Experience: Promotes work-life balance through the implementation of 2022 also brought external recognition of our the implementation process, we have rolled internal policies and awareness campaigns. accomplishments. The 17 awards received out a gap analysis and tracking tool designed across our operations were granted by organi-to monitor progress toward achieving desired zations and industry associations that recog-standards. nized our health and safety practices and initiatives developed in our core business sectors. Cemex Health Essentials Health Essentials is our global health campaign designed to reduce the prevalence of Promoting workforce health health risks and encourage employees to live a healthy lifestyle both inside and outside the creates a positive and workplace. The campaign uni?es many of our health efforts worldwide. efficient work culture and The campaign features easy-to-understand environment. materials related to 12 health promotion topics that are distributed to Cemex employees worldwide, as well as a system for global knowledge-sharing and standardized guidelines to promote a robust health culture within Cemex. CEMEX 2022 INTEGRATED REPORT 47

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

BUILDING A BETTER WORKFORCE EXPERIENCE

Our efforts to provide our employees with competitive compensation and a safe, healthy, and respectful work environment directly contribute to our priority SDG 9, as well as to SDGs 5 and 8.

Cemex strives to offer an engaging, inclusive, and challenging workforce environment in which our more than 43,000 employees unleash their full potential to benefit customers, shareholders, investors, and the communities where we live and work.

Bringing Out the Best in Our People
Our Cemex Human Resources Model's goal is to attract, develop, and retain the best talent by investing in capability-building programs, developing leadership skills across the organization, and providing a superior workforce experience that contributes to unlocking our employee's full potential.

Employee Net Promoter Score
We maintain an open dialogue with our employees and keep a data-driven mindset to effectively understand employee sentiment and engagement.

To comprehensively measure the positive net balance of our workforce experience, we ask our employees one simple question: Would you recommend Cemex as a good place to work? Their weighted responses generate the Employee Net Promoter Score (eNPS) performance indicator, a straightforward statistic that tracks workforce experience and provides actionable insights into employee concerns.

Tracked since 2019 across our operations, the eNPS has been a valuable metric in the successful implementation of regional, local, and team-specific action plans designed to enhance workforce experience according to employee priorities.

45 eNPS

in 2022, above the 29-benchmark and ahead of our 2030 target of 43

CULTURE


WORKFORCE EXPERIENCE
LEADERSHIP
PERFORMANCE & POTENTIAL
CAPABILITIES
ORGANIZATIONAL MODEL
PEOPLE
INCENTIVES
Attract, develop and retain the best talent

SUPPORTING OUR COMMITMENT TO A JUST AND EQUITABLE TRANSITION

We continue delivering on Cemex's diversity and inclusion ambition as they relate to our Future in Action strategy and our commitment to a Just Transition through education and skills development. Our Embracing Diversity, Equity, and Inclusion (DEI) chapter on pages 56-60 of this report addresses our efforts to foster an atmosphere that embraces DEI and aims to provide our employees with equal opportunities to pursue and advance in their professional and personal careers with us.

CEMEX 2022 INTEGRATED REPORT 48

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

Workforce Experience Plans

Listening to our people's expectations is essential in keeping them engaged and empowered to meet their career goals. Our Workforce Experience (WE'x) Survey helps us learn from our people as we work to foster a consistently positive employee experience. All Cemex employees are invited to participate in the survey, available in 13 languages.

To allow for a rapid and consistent follow-up to our people's feedback, we empower groups of employees—our "X Force" teams—to translate the survey results into hundreds of local action plans designed to improve organizational, digital, physical, and interpersonal aspects in our company. In the most recent full WE'x survey in 2022, we registered a participation rate of 83%, a four-percentage point increase from the 2021 survey.

Encouraging Work-Life Balance

In recognition of our employees' different work scheme needs, we provide working-from-home arrangements, part-time working options, breastfeeding facilities, childcare facilities or contributions and paid family or care leave beyond parental leave, flexible work hours, and extended maternity leave in line with our Dynamic Work Schemes Global Guideline and Leaves Global Guideline. We take care of our employees by monitoring overtime and work schedules, implementing robust systems to control shifts in each of our operations, and closely monitoring work hours.

OUR GLOBAL WORKFORCE

(percentage by type)


BY POSITION
10
31
59
Executive
Non-executive
Operational
BY GENDER
16
84
Male
Female
BY CONTRACT
3
97
Permanent
Temporary
BY EMPLOYMENT TYPE
2
98
Full-time
Part-time
BY GENERATION
7
1
9
36
47
Traditionalist
Baby-boomers
Generation X
Millennials
Generation Z
BY SENIORITY
11
30
16
43
Less than 1 year
1-5 years
5-10 years
More than 10 years

CEMEX 2022 INTEGRATED REPORT 49

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

Together Once Again

At Cemex we constantly explore new ways of working to enhance collaboration and stay focused on company priorities.

Safe Return to Face-to-Face Work

As an industrial company manufacturing essential products, at Cemex we never halted our operations during the COVID-19 pandemic. While some employees collaborated remotely, approximately 80% of our workforce continued working safely on-site.

As conditions improved and authorities in the countries where we operate gradually eliminated practically all pandemic-related restrictions during 2022, we transitioned first to a hybrid scheme with three days per week at the office and ultimately to a return to the office (RTO) worldwide starting November 1st.

During the transition, we listened closely and gathered perspectives from more than 2,000 colleagues on their RTO experience, including cultural, physical, and technological elements, so that we can better devise what the future of the work model will look like at Cemex.

As we regain a growing sense of community and recapture the benefits of face-to-face work, we also continue to take advantage of the benefits derived from the new digital tools, platforms, and processes that we have developed. We also have resumed our pre-COVID flextime options, adding new ones based on specific needs.



Fostering a Productive Digital Citizenship

At Cemex, digital technologies have become essential in day-to-day work to increase productivity, responsiveness, and reach. At the same time, we know that work and personal time boundaries can become blurry in an "always-on" era.

Launched in 2021, our Digital Citizenship guideline helps us align our expectations toward leveraging the benefits of digital technologies at work while prioritizing the well-being of our people.

In 2022 we implemented a comprehensive campaign across our operations to deploy our Digital Citizenship guideline. We leveraged a portfolio of resources, including live sessions with company leaders, multimedia, and open dialogues with employees, seeking that our people understand Cemex's Digital Citizenship principles, purpose, benefits, and expectations of the policy.

We aim to keep work-life balance and responsible digital habits as guiding principles for productive digital citizenship in our company.

CEMEX'S DIGITAL CITIZENSHIP PRINCIPLES:


EFFICIENT WORKING HOURS
KEEP DATA SAFE
RIGHT TO DISCONNECT

Efficient Working Hours: Respect personal time by limiting digital communication to working hours.

Right to Disconnect: Remove the expectation for immediate response for non-urgent requests.

Keep Data Safe: Protect company and personal sensitive data from cyber threats and unauthorized platforms.

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Aligned Toward Becoming a Net-Zero CO_2 Company

We recognize the advantages of aligning the whole organization behind company goals and creating an atmosphere where everyone understands their role toward achieving them. We continue to work, coordinate efforts and design and implement plans to deliver a just transition to a low-carbon economy.

Since launching our Future in Action program in 2021, we have taken strategic steps to strengthen our sustainability culture across our operations and align our entire workforce toward becoming a net-zero CO_2 company.

Enhanced Organizational Design

In 2022, we enhanced our organizational design to better support achieving our Future in Action goals across our company. Under the new structure, specific leaders and teams drive each of the six pillars in the program, including the deployment of initiatives designed to accomplish our 2030 and 2050 targets.

We have created additional organizational resources to maintain our focus, such as Cemex's Climate Action Council, which serves as the top governance body in our climate action strategy, and is composed of a comprehensive group of key corporate areas.

CO_2 Emissions Progress Linked to Executive Variable Compensation

In 2022, Cemex announced that its Executive Variable Compensation program, which includes progress on its ambitious carbon reduction goals as a variable, grew to cover more than 4,500 executives. The CO_2 emissions component should have an impact that could range from -10% to +10% in the total cash payout of the Annual Executive Variable Compensation. This decisive step reinforces our commitment, raises awareness, and aligns our entire organization toward our carbon action roadmap and building a greener, more sustainable company.

Developing Sustainability Capabilities Toward Net-Zero

Launched in 2022, Cemex University's Sustainability Academy aims to provide our people with a common understanding of our climate challenges and Cemex's action plan to address them. It is also designed to create awareness about the role of the cement industry in climate change and what each of us can do to contribute to a sustainable future.

Promoting an Informed and Enthusiastic Workforce

We aim for all our employees to be informed and enthusiastic about our climate action initiatives. In 2022, we organized the first Future in Action Summit, a two-day online event designed to enable a common understanding of Cemex's roadmap to become a net-zero CO_2 company. Close to 5,000 employees from around our operations gathered virtually to learn and reflect on their role in contributing to the company's climate action goals and ambitions.



Furthermore, in 2022, we launched our first global climate action internal assessment. The 22-question survey explored employee understanding of climate action and their readiness to act on Cemex's Future in Action program. Over 5,400 employees responded to the survey, with 62% ranking as enthusiasts about the company's climate action initiatives.

Cemex University's Sustainability Academy is designed to support the company's sustainability goals.

+15,000

employees have taken courses in our new Sustainability Academy

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We are a resourceful, innovative, change-oriented organization focused on driving results.

Achieving a High-Performance, People-Driven Culture

To build an enriching experience that attracts, retains, and develops the best talent within and outside of our industry, we seek to offer our employees accelerated opportunities for growth in a transparent, inclusive, and rewarding environment.

Performance Management Process

Our Performance Management Process helps our supervisors and employees establish personal and team goals that are aligned with our company values and priorities. Furthermore, our Performance Management Process intends to empower our employees to discuss, set, and evaluate their individual goals with their supervisors, providing them with continuous feedback on their performance.



Our Succession Management Process enables us to build a talented pool of leaders to continue the successful implementation of our strategy.

Succession Management Processes

Our Succession Management Process enables us to build a talented pool of leaders with the skills and deep understanding of our business fundamentals required to continue the successful implementation of our strategy.

One of its main objectives is to develop people with the potential to fill key leadership positions. We offer them opportunities to build experience and capabilities while strengthening our talent pipeline. Through this process, we make efforts to help our employees meet their career development expectations and prepare them for key roles as they challenge themselves with new professional development opportunities.

Broader Opportunities for Talent Development

One of the advantages of providing our employees with an efficient digital work environment is that it broadens their opportunities to participate in interesting new projects being developed in our operations worldwide.

Our Social Impact Stewards Program allowed our employees to participate as agents of change in the UN Global Compact Mexican Network SDG roundtables to collaborate in developing innovative solutions that can advance the UN 2030 Agenda Sustainable Development.

Another example is our new Open Talent Market digital tool that allows our employees to quickly find, apply, and invest up to 10% of their work schedule in new projects across locations and departments. By introducing a culture of cross-functionality, we want to encourage our employees to go beyond thriving in their departments to create shared purposes across departments that continuously benefit the entire company.

Competitive Compensation and Benefit Packages

We know that our people, when they have the resources they need to live healthy, fulfilling lives, bring their best to the workplace.

Our competitive compensation and benefits packages are key contributors to delivering a superior workforce experience for all our people. We continually seek to improve the way we communicate these benefits to our employees across all organizational levels, so they understand the value and opportunities available to them.

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COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

Cemex University: Capabilities That Drive Critical Business Outcomes

Cemex University is the company's trusted educational advisor that enables a continuous learning ecosystem for employees and supports the development of business capabilities required to implement the business strategy.

Through its in-person and online programs available across all platforms, devices, and locations, Cemex University has been a catalyst for helping Cemex drive business outcomes in many of our company's transformative programs, including Zero4Life, Customer Centricity, Operational Excellence, and our latest Future in Action and Digital Innovation in Motion. Furthermore, Cemex University works with functional and regional leaders, who act as executive sponsors, to respond to our multi-region, multi-business learning needs.

Since its launch, Cemex University has experienced a 5X increase in the number of yearly participants. Currently, Cemex University has reached over 24,000 employees, with an average 90% learner satisfaction rate.

Cemex University Excellence Recognized

In 2022, Cemex University was recognized with two Brandon Hall Learning Excellence Awards, for the deployment and impact of Leap, our Commercial Academy Training program, and for Learnship, our language development solution, for a total of four Brandon Hall Awards received since 2018.

CEMEX UNIVERSITY GROWTH
(completed courses)


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2017
2018
2019
2020
2021
2022
8,493
14,974
10,387
24,850
35,783
44,641
90% satisfaction with time invested
70% would recommend to colleagues
Introduction of Degreed
Introduction of NovoEd


2018
2022
2022
2022

Best Advance in Creating a Learning Strategy | Excellence in Leadership Development | Best Advance in Learning Technology Implementation (NEW) | Best Sales Onboarding Program (NEW)

Six Years Driving the Development of Business Capabilities

24,000+ Learners

5 Leadership Development Programs

140,000 Courses completed

7 Academies

"Cemex is a company that understands the Capabilities Academy. Through Cemex University, the HR L&D team is effectively partnering with their internal business leaders to focus their learning strategy and investments where they matter the most."

Josh Bersin, Founder and CEO of The Josh Bersin Company.

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COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX

Institutional Academies: Building Strategic Capabilities

Cemex University's program portfolio comprises seven Institutional Academies through which we develop employees on Cemex's strategic priorities. They are designed to offer flexibility between traditional in-person training and best-in-class digital learning platforms.

CXU: // HEALTH & SAFETY ACADEMY

Empowers leaders to understand and assume their responsibility and duty to transmit a health and safety culture and practices to their teams.

CXU: // COMMERCIAL ACADEMY

Helps sales managers and executives prepare to hold successful commercial interactions with customers, in alignment with Cemex's commitment to customer centricity and Commercial Model.

CXU: // CULTURE & VALUES ACADEMY

Promotes the integration of ethics and compliance into daily activities by building awareness around confidentiality, unconscious bias, workplace harassment, conflict of interest, anti-corruption, and fraud prevention.

CXU: // SUPPLY CHAIN ACADEMY

Trains participants to work together across functional domains of the supply chain to align the organization toward the delivery of a superior customer experience.

CXU: // DIGITAL ACADEMY

Helps employees understand the factors that are driving the company's digital transformation, as well as the new ways of working and underlying technologies that help achieve Cemex's digital vision, accelerate growth, and deliver value to customers.

CXU: // CEMENT OPERATIONS ACADEMY

Supports Cemex's commitment to operational excellence by reinforcing in all future plant managers the production, maintenance, quality, and environmental aspects involved in successfully managing cement plants and their teams.

CXU: // SUSTAINABILITY ACADEMY

Designed to support the company's sustainability goals, this Academy, launched in 2022, is currently providing a common understanding of the environmental challenges we face and Cemex's agenda to address these challenges and is reinvigorating our commitment to sustainability throughout the organization.

CXU: // LEADERSHIP DEVELOPMENT PROGRAMS

Our Leadership Development Programs—CONNECT, THRIVE, IGNITE, Talent Conversations, and Leader-To-Leader—allow us to support new managers, newly appointed directors, and top-tier executives to have a successful transition and development in their roles.

In 2022, 364 leaders from around our operations participated virtually or in-person.

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We are partnering with best-in-class human resources service providers and platform technologies to enhance the complete digital workforce journey in our company.

Enhancing Human Resources Service Delivery Model

In line with Working Smarter, our company's digital transformation initiative that aspires to bring all worldwide locations together into a unified Cemex experience, we are adapting our human resources service delivery model. This effort includes centralizing and automating transactional activities for improved speed and quality of service and equipping our employees with interactive digital means to help them develop their full potential.

The way our employees interact with our company for daily human resources services is undergoing a rapid evolution to reflect the demographic changes in the workforce and the new ways of working. Accordingly, we are partnering with best-in-class human resources service providers and platform technologies to enhance our company's complete digital workforce journey:

1. With its advanced HR platforms, analytics, and automation services, Tata Consultancy Services provides digital workplace solutions and collaboration frameworks that seek to enhance the employee and workforce experience.
2. ServiceNow's market-leading digital transformation platform enables Cemex to seamlessly orchestrate service delivery between both internal and external service delivery organizations, reducing processing times and providing employees with a superior digital experience.

Strengthening Engagement and Productivity

Our workforce experience includes all the interactions between our employees and our company. The Spark Intranet portal provides us with a state-of-the-art, standardized, and practical digital tool to maintain engagement and close communication with our workforce around the world.

Spark also allows our employees to customize the interface for easier and personalized access to internal resources that foster collaboration, career development, efficiency, training, and productivity across the company. The features of our new Intranet also contribute to quickly boosting the sense of belonging for employees who are starting a new professional career at Cemex.

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EMBRACING DIVERSITY, EQUITY, AND INCLUSION

Our diversity, equity, and inclusion efforts are designed and focused towards achieving SDG 4, SDG 5, SDG 10, SDG 17, and priority SDG 11 in the scope of our operations.

With over 43,000 employees from over 100 nationalities working as One Cemex globally, we acknowledge diversity, equity, and inclusion as the foundation to deliver on our vision of building a better future.

Diversity, Equity, and Inclusion (DEI) across Cemex

Our company is diverse across multiple dimensions, including ethnicity, nationality, race, culture, religion, gender identity, sexual orientation, socioeconomic background, physical abilities, learning styles, values, and viewpoints.

Our success is rooted in embracing DEI to deliver on our purpose of building a better future. Our commitment is to look for ways to provide all our employees with equal opportunities to pursue and advance in their professional and personal careers with us.

In 2022, we enhanced our DEI culture in the following ways:

1. Driving gender and multicultural representation at senior management.
2. Striving to embed inclusion in all aspects of our workforce experience.
3. Acknowledging participation in affinity groups.
4. Providing physical and emotional safety and well-being to our people.

How we define DEI at Cemex

Diversity is about everyone's unique perspective. It's about each one of our colleagues from all backgrounds, beliefs, and experiences.

Equity is shaping tools and resources to meet everyone's unique needs and continue to evolve our systems and processes, so everyone can reach their full potential.

Inclusion is cultivating a sense of belonging, where everyone is valued, ideas are heard, and all backgrounds are welcome to fuel our creativity, innovation, and growth.


DATA ANALYTICS
POLICIES, PROCESSES AND PLATFORMS
GOVERNANCE
MINDSET AND BEHAVIORS
PROGRAMS

WOMEN'S REPRESENTATION IS GROWING ACROSS DIFFERENT LEVELS OF RESPONSIBILITY AT CEMEX

Global Workforce

16% of Cemex's workforce is comprised of women, a **50%** increase from our 2015 baseline, and the highest percentage in our industry.

Senior Management

Our goal is to achieve **30%** representation of women in senior management positions globally by 2030, up from **13%** in 2022.

Operations

Growth in the number of women in operational jobs during 2022.

2X in SCA&C

2X in Mexico

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DEI Governance at Cemex

At Cemex, we believe DEI is everyone's responsibility. Our leaders guide our commitment by seeking that everyone at all levels of the organization embeds DEI as part of their experience.

The Cemex DEI Advisory Committee, led by our CEO, meets quarterly to set the company's DEI direction, oversee progress on company-wide DEI initiatives, and review DEI performance. Members of the committee include three Executive Committee representatives, our HR Vice-president, and executives from all of our regions. Furthermore, once a year, the Cemex Board of Directors and its Sustainability, Climate Action, Social Impact, and Diversity Committee, formerly named, the Sustainability Committee, review DEI's progress and performance.

Our three Executive Committee representatives participating in the committee are Luis Hernández, EVP of Digital and Organization Development; Louisa P. Rodriguez, EVP of Investor Relations, Corporate Communications and Public Affairs; and Mauricio Doehner, EVP of Corporate Affairs, Enterprise Risk Management and Social Impact.

While our strategy is global, we aim for our initiatives to meet local needs across our operations. Over 100 executives from every business unit participate in local diversity committees, which are responsible co-creating local DEI initiatives that reflect local challenges and existing practices.

Robust DEI Policies, Processes, and Platforms

Our company strives to provide non-discriminatory recruitment processes, facilities, and services adapted to meet accessibility requirements, as well as other specific programs in our business units.

To this end, we have a set of global policies, processes, and platforms that sustain our company's commitment.

Global Workplace Diversity and Inclusion Policy: Sets out the principles and requirements by which Cemex strives to enhance DEI throughout the organization.

Global Workplace non-Discrimination, non-Harassment, non-Bullying, and non-Retaliation Policy: Promotes an atmosphere of openness.

Global Inclusion Guidelines: Create an inclusive environment that respects the dignity and diversity of all groups and everyone that plays an important role in the success of our business.

Global Recruitment Policy: guides us in providing equal employment opportunities and seeking that our employment decisions are not based on gender, gender identity, sexual orientation, age, race, ethnic status, or any other status, but based on qualifications.



Staffing and Hiring Guideline: requires at least one woman in the final triad of candidates for top executive positions worldwide, strengthens the inclusion of women in succession plans, and guides recruiting processes toward achieving 50% women representation in entry-level positions across our business units.

To learn more, download our Position Paper on Diversity and Inclusion

Consistent with our approach to searching for the best talent in all our job openings, Cemex's Global Job Site provides visibility to internal and external applicants for open positions at any of our locations.

Learn more at https://jobs.cemex.com.

We are committed to applying principles of equality and focus on finding candidates who best meet the requirements for a given position.

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Creating the Right Mindset and Behaviors

When our people draw from distinct experiences and unique competencies, they bring forward different perspectives and increase the chances of developing genuinely transformative solutions for our customers, operations, and the planet.

Our Unconscious Bias course, instituted in 2019, is designed to build awareness and provide tools to eliminate potential discriminatory behaviors. To date, we have trained over 1,700 managers across our business units to raise awareness regarding potential stereotypes. In 2022, over 4,600 managers participated in the Cemex Inclusive Leadership workshop tailor-made in-house to accelerate the path toward achieving our DEI goals.



Career Development Programs: Stepping Up Change

We are implementing career development initiatives throughout our company designed to hire, retain, train, upskill, and encourage the participation of more women at all levels in our company, including in executive positions.

During 2022 we focused on strengthening our leadership development programs, mentorships with senior management, and participation in executive forums.

Our Cemex Global Women Network brings together women in senior leadership positions at Cemex, who represent strong, visible role models, and emerging women talent within the company and our industry. To date, we have trained 60 senior leaders as mentors. In 2022, 20 mentors were paired with 80 high-potential women employees starting their professional journey at Cemex.

To expand the benefits of the Cemex Global Women Network across our operations, we have launched additional local women networks in several countries, with over 240 women participating in affinity groups.

INTERNATIONAL WOMEN'S DAY

In 2022, in alignment with the UN's theme proposal, "Gender equality today for a sustainable tomorrow", we organized a panel to recognize the contribution of women in our company who are leading the charge on climate change adaptation, mitigation, and response. This discussion featured five of our women leaders contributing to Cemex's Future in Action Strategy and was translated simultaneously and broadcast to our operations worldwide.



54%

of global executive positions have women candidates considered in succession plans

20%

of the Cemex Global Women Network mentees received a job promotion at the end of the program

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Data Analytics: Commitment Paired with Measurable Progress

An essential component of successfully implementing our DEI Framework is our ability to understand the status of our global workforce. Tracking the progress of our DEI actions contributes to enhancing our decision-making processes. Consequently, we are continuously strengthening our capabilities to produce quality, reliable data for increased visibility and traceability of priority groups.

Among other relevant KPIs, we are monitoring across different levels of responsibility, gender composition, attrition, promotions, new hires, and pay equity. In line with our focus, we are particularly interested in tracking the evolution of women and multicultural representation across the company and in our senior management.

In 2022, we continued to monitor and measure our DEI progress in a variety of ways:

Listening to our workforce

Our Workforce Experience (WEx) Survey includes a subset of items that provide valuable feedback to measure our DEI progress and a path for improvement.

Assessing equal pay

Our in-house gender pay equity model helps us to avoid biases regarding compensation for the same or similar job. The most recent analysis for all executive positions led us to conclude that, in general, gender is not a significant variable when establishing the salaries of our employees. As we continue running the analysis every two years, we expect to keep enhancing the analytics of the model.

Following the UN Global Compact Women's Empowerment Principles.

We are signatories to the UN Global Compact Women's Empowerment Principles, a guidepost to promote women's empowerment in the workplace, marketplace, and community. Our participation provides direction on the gaps we need to address to continue advancing our DEI Framework and building upon our commitment to promote equality and representation in our company.

Benchmarking Our Progress

In 2022 we participated in McKinsey's Women Matter Mexico, benchmarking our DEI progress with over 100 companies. The results of the study help us reflect on our journey toward gender diversity and provide us with a broader perspective on potential actions to accelerate change in our company.

As we continue to get a comprehensive understanding of where our global workforce is today, we will gain a clearer vision of the short, medium, and long-term goals we want to achieve.



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Paving the Way for Women in The Construction Industry

Around the world, many industries still maintain a gender occupational gap, which can lead to discrimination and unequal job opportunities for individuals. The construction industry is one example where men have predominantly occupied jobs.

At Cemex, we are doing our part to help boost women's participation in the construction industry by leveraging our Construrama network, the largest construction materials distribution network in Mexico and Latin America.

Our most recent estimate is that about 30% of the more than 2,300 Construrama points of sale in Mexico are led or co-led by a woman.

In 2017, we launched Construrama Women, an annual summit designed to promote business growth strategies and management that has become one of the region's most important forums to recognize and celebrate the relevant role of women in the construction industry.

In 2022, over 360 women joined Construrama Women, to exchange ideas and experiences on how to advance women's talent and leadership in the construction industry and spread their positive impact throughout their local communities.

As one of the largest building materials companies in the world, at Cemex we look ahead and reinforce the company's commitment to continue developing new opportunities to pave the way for more women to participate in our operations and throughout the construction industry.



EXPANDING WOMEN'S ECONOMIC EMPOWERMENT IN OUR COMMUNITIES

We believe that advancing women's economic empowerment sets a direct path toward gender equality and inclusive economic growth.

In 2022, we carried out two pilots in Mexico of our new Building Autonomy program (Yo Construyo Autonomía) focused on encouraging personal development, empowerment, and autonomy in women participants that want to self-build or improve their houses. The program promotes high-quality, cost-effective, and sustainable building skills in women, helping reduce the economic and social gender gap in their communities.

Furthermore, we worked closely with UN Women's Second Chance Education and Vocational Learning Program in Mexico, where close to 300 women participants decided to leverage their new commercial, financial, product development, and digital skills, to start a business or look for a job that improves their income generation capabilities.

30%

of the more than 2,300 Cemex's Construrama points of sale in Mexico are led or co-led by a woman

360+

women joined the Construrama Women summit in 2022, a new participation record

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DELIVERING A SUPERIOR CUSTOMER EXPERIENCE

Our strong commitment to helping our customers succeed and to offering a superior experience contributes to SDG 8, while our determination to build sustainable cities and communities contributes to our priority SDGs 9 and 11.

We are building a better future for our customers by placing them at the center of every action we take and every decision we make, underscoring our determination to be the most customer-centric company in the building materials industry.

Achieving our Strategic Priority

Our One Cemex Commercial Model shapes our customer-centricity strategic priority and encompasses the elements that drive our efforts to provide a superior customer experience. Our model also contributes to achieving a unified best-in-class customer-centricity culture and practices across our operations, advancing a commercial competitive advantage for Cemex through differentiation.

Leveraging the Voice of our Customers

The Voice of The Customer Program allows us to maintain open communication with our customers. By learning from their feedback, we can deploy local action plans designed to seize opportunities for improvement and reinforce our strengths, thus delivering a superior customer experience across our geographies and throughout our customer journey.

We use Bain & Co.'s Net Promoter System® (NPS®) as our key experience indicator to systematically monitor the impact of our efforts on key factors that determine our customers' loyalty in every market segment, across all business units.

We have enabled customer satisfaction measurement at a transactional level throughout the customer journey and added advanced capabilities such as text analytics, sentiment analysis, and touchpoint correlation analysis. These quick insights complement our NPS with valuable, detailed information that allows us to act even faster on our customer's feedback and improve our performance on their main concerns.



Based on customer feedback, in 2022 we implemented in SCA&C a pickup appointment system for cement plants and distribution centers that cut customers' wait time by 20% in its first year of operation.

KEY CUSTOMER EXPERIENCE INDICATOR

measured by Net Promoter Score methodology


44
66
2018
2019
2020
2021
2022
Cemex NPS Trendline
2030 Target
Industry Benchmark

In 2022, we maintained an outstanding annual global NPS of 66, above the 45 benchmark for the construction and engineering industry[1], and are on track to achieve our 2030 NPS target of 70.

1 According to Relently 2022 (https://www.retently.com/blog/good-net-promoter-score/)

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A Digitally Driven Company

We view our digital drive as essential to our customer-centricity and global business strategies.

Every technological application we develop is designed to strengthen our competitive advantage by boosting our customers' productivity, positively impacting their bottom line, and improving their experience when interacting with us.

Cemex Go: Empowering Real-time Efficiency

Five years ago, we started a journey in our digital transformation with the launch of Cemex Go, our digital platform that enables a superior digital customer experience. We were the first company to offer a digital solution in the construction materials industry, and we are the only one to offer an end-to-end solution in the quote-to-cash process available in most of our operations.

The remarkable growth we have seen in the use of our Cemex Go platform since 2017 is a testament to our company's commitment to continuous improvement as we work to deliver on our promise of customer-centricity. One important milestone was automating the digital confirmation of orders, so that customers could confirm the date and time selected for delivery without the need to interact with a service agent.

This innovative digital solution streamlines customers' ability to achieve efficient real-time management, from ordering to tracking to fulfillment. Additionally, Cemex Go empowers our customers to make more informed decisions that save time and money by offering ready access to detailed information and in-depth analytics.

60%
of our total global sales are processed through Cemex Go

5-YEAR CEMEX GO MILESTONES

2017 – CEMEX GO LAUNCH
First-of-its-kind in our industry end-to-end web e-commerce platform
2 countries

2018 – DEPLOYMENT ACROSS OPERATIONS
20,000 onboarded customers
21 countries

2019 – EXPANSION STRATEGY
33,000 onboarded customers
Omnichannel web and mobile experience e-commerce platform
CEMEX Go Online Store

2020 – DIGITAL EVOLUTION ACROSS CEMEX
42,000 onboarded customers
Paperless invoices
Online Connection

2021 – PROCESS AUTOMATION
49,000 onboarded customers
Digital confirmation for cement and ready-mix in Mexico
Pick-up visibility in the U.S.

2022 – COMPREHENSIVE DIGITAL ECOSYSTEM
53,000 onboarded customers
Digital touchpoints to enhance communication
Portal for Professional and Self-Builders customer segments
Customers connect to our system using CEMEX Go Link


CEMEX

92%
Cemex Go usage rate among recurring customers in 2022

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Buying Construction Materials in the Digital Age

Cemex continues to take bold digital actions that differentiate us as a pioneer and first-mover of accessible, scalable solutions unique in our industry.



Managing the full ready-mix experience: Ready-Mix Go offers enhanced capabilities that allow users to place, view, schedule, and manage orders, as well as track deliveries, configure notifications, and view order history from their mobile devices.



Streamlining the professionals' experience: Portal for Professional Self Builders (PSB) seeks to deliver a full ready-mix experience for self-builder customers through a simple and fast online solution that guides them to select the right concrete products, place orders, and pay online, in half the time. Currently, Cemex PSB is available in Mexico, the U.S., the U.K., and Colombia.



E-commerce solutions: Construrama.com is boosting Construrama, the largest building materials distribution network in Mexico. Today, more than 100,000 online users are able to purchase from 50,000 SKUs via website or app.

Beyond Cemex Go, we are working on the full digitalization of the customer journey.

Enhanced Services Throughout the Customers' Journey

Currently, about half of all possible customer interactions are conducted via any of our digital platforms.



Cultivating closer, personal relationships with our customers: In 2022, we hosted almost 170 webinars globally where customers received training on our digital platforms and learned about our latest products, services, and solutions.



Leveraging AI: In 2022, we increased the global presence of our artificial intelligence chatbot, Olivia, to multiple countries in our SCA&C region to continue helping our Customer Service Centers provide even faster responses to our customers' most common questions. Olivia is currently available in Mexico, the U.S., Colombia, Spain, the Philippines, the U.K., Peru, Guatemala, the Dominican Republic, Panama, Nicaragua, and Puerto Rico.



Connecting directly to our systems: Cemex Link allows customers to interact directly with our systems via digital platforms and Application Programming Interfaces (APIs). By allowing both systems to talk, Cemex Link is already helping customers from all geographies reduce operating costs, optimize internal processes, and automate tasks such as orders, invoices, and payments.



Going Paperless: Cemex's paperless strategy enhances productivity and saves resources by encouraging the digitalization of internal and customer processes. Today, about three-quarters of our invoices are delivered in a fully digital manner, putting us on track to achieving our global paperless goal.

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Empowering Our Employees for a Superior Customer Experience

Our employees are at the core of our ability to deliver a superior customer experience. We are focused on empowering them with the right skills, tools, and technology to deliver on our customer-centricity promise.

Trusted Advisors for Our Customers

Cemex University Commercial Academy, Leap, offers our commercial advisors and commercial managers a learning experience that supports our customer-centricity strategic priority. In 2022, Leap added a new module designed to provide customers with the best information about how their projects can benefit from our Vertua® family of sustainable products and solutions.

A Digital Ally for Customer Relationship Service

Cemex Go CRM is our commercial advisors' main digital technology that helps them manage customer relationships more efficiently and systematically. While already present in multiple geographies, we continue growing our Customer Relationship Management program and releasing features to increase its global presence and cover our customer journey while reinforcing best practices with our commercial teams. Cemex Go CRM for Sales helps commercial teams save time in daily planning and managing activities across our global operations by personalizing follow-up activities with customers such as demand planning. Cemex Go CRM for Customer Service offers an additional core technological layer for strengthening our customer service center capabilities through an omnichannel experience.





We are passionate about finding new ways to inspire and delight our customers from the beginning to the end of the customer journey.

Celebrating our Customer-Centric Culture

At Cemex, we designate Customer Experience Day as a way to celebrate our company's customer-centric culture and commitment to our customers. In the second edition of this celebration, employees from across our operations participated in multiple sessions where they had the opportunity to learn firsthand about the latest customer experience trends from internal and external leaders in the field.

The Cemex Superior Customer Experience Awards acknowledge excellence and best practices adopted across our business units. Recognizing employees and teams for their efforts in delivering a superior customer experience is an integral part of our customer-centric practice.

A Seamless Experience for all Customers

We are passionate about finding new ways to inspire and delight our customers from the beginning to the end of the customer journey. In 2022, we reached a global consensus on the Service Center's future delivery scheme and selected technological and service partners with whom we will pursue the global implementation phase of our Service Delivery Model. We remain confident in providing our customers with a frictionless, consistent, and personalized omnichannel experience to deliver a fast response to their feedback and requests.

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SOCIAL IMPACT

Our efforts to deliver sustainable and inclusive outcomes from our Social Impact Strategy contribute to Cemex's priority SDGs 9, 11, 12, and 13. Furthermore, collaborations and partnerships with international organizations allow us to build synergies to scale our contributions to building a better future for our communities and to enabling a just transition to a low-carbon economy.

We contribute to building a better, sustainable, and resilient future by fostering transformational change through engagement and support for the development of the economic livelihoods of the cities and communities where we operate.

Cemex has collaborated with +26 million people globally, keeping us on track to achieve our goal of 30 million community partners by 2030.



Our Social Impact Strategy

Cemex continues to create positive social impact through four focus areas:

- **People:** We provide community members with access to education and workplace training that enables inclusive long-term upward mobility.
- **Economy:** We support organizations and individuals that contribute to boosting local economies by developing skills to foster entrepreneurship, enable a sustainable economy, and laying the groundwork for a just transition.
- **Structures:** We leverage our expertise and quality building materials to improve standards on livable housing and basic infrastructure in the cities and communities.
- **Cities:** We contribute to building green spaces and resilient communities, focusing on the natural and built environments.

CEMEX'S COMMUNITY ENGAGEMENT MANAGEMENT

A key element of our Community Engagement Management process is collaborating with the communities where we operate to co-create and implement locally tailored Community Engagement Plans (CEPs).

CEPs are comprised of programs focused on developing the four focus areas of social impact —people, economy, structures and cities– to contribute to improve quality of life and wellbeing of society with participation from Cemex employees in the implementation of the initiatives.

Each CEP is conceived locally through a participative process based on regular dialogues via multi-disciplinary Community Engagement Committees, which play a key role in designing, implementing, and evaluating our community engagement efforts. By proactively engaging our stakeholders, these open dialogues allow us to build trust, understand local needs, address concerns, provide expert opinions, provide follow-up, and take on shared value investment opportunities. These efforts aim to serve as efficient grievance mechanisms for community leaders and members to share their specific expectations and needs with our company.

Our Community Engagement Management was designed following ISO 26000 principles, and our Community Engagement Committees follow AA1000 guidelines for inclusive, responsive, and substantive dialogues with our communities.


COMMUNITY ENGAGEMENT MANAGEMENT
01 Stakeholder Identification and Management
02 Impact Identification and Management
03 Risk Identification and Management
04 Co-design and Implementation of Community Engagement Plans
05 Evaluation and Measurement
06 Communication

90%

of our cement plants have developed and put Community Engagement Plans into action

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1. PEOPLE

Providing Access to Education and Workplace Training

Education and capability development are fundamental to building resilient and sustainable cities and communities. In addition to our people, we also aim to provide community members with access to education and workplace training that enables inclusive long-term upward mobility.

Contribution to a Just Transition

We are committed to support the upskilling and reskilling of our own workforce and community members to improve their employability opportunities as the world accelerates the path toward a net-zero economy. For instance, we work together with partners to design and deliver programs striving to develop new technical and life skills that improve employability opportunities and quality of life in communities where we operate.

Expanding Women's Economic Empowerment in Communities

We aim to continue enabling women to become agents of change within their families and communities to advance on the path toward gender equality and inclusive economic growth. Our diverse programs focusing on women's development through education and health, as well as technical, entrepreneurship, and employability capabilities are further discussed in our Diversity, Equity and Inclusion section on pages 56-60 of this report.

Promoting Youth Employability

We contribute to diminishing youth unemployment through our programs and partnerships with global and local organizations to enhance employability capabilities and income opportunities for youth.

In 2019, as part of the Global Alliance for YOUth (All4YOUth), Cemex made a public commitment in 2019 to foster the employability capabilities of 65,000 youth by 2022. Since then, our company's education, employment, and entrepreneurship initiatives have already reached more than 71,800 youth across our operations, mainly through the NEO program.

Cemex runs the New Employment Opportunities (NEO) program in Mexico, in partnership with local stakeholders. NEO is a coordinated effort between the private, political, educational, and civil society sectors. NEO aims to provide market-relevant training, counseling, and employment services to young people. Program graduates report less job-hopping and above-average earnings.

+70K

youth trained as of December 31, 2022



+45K youth trained under NEO as of December 31, 2022. 38% of participants are female.

YOUTH BUILDING THE FUTURE

In 2022, we developed a partnership with Mexico's Ministry of Labor and Social Welfare and the Monterrey Digital Hub to train young people in the Python programming language, seeking to contribute to closing the labor gap for specialists in data science in the northern region of Mexico. In its first year, the program granted 26 young people 10 weeks of technical training, career development skills, and connections with industry experts and other programmers, enhancing their employability and income generation potential. The students had the opportunity to work on real projects on topics such as web applications, software development, data science, and machine learning.

Learn more about the Monterrey Digital Hub

LABOR TRAINING ACADEMY

We continue with Cemex Puerto Rico Labor Training Academy in response to market demand for a workforce trained in the operation of heavy machinery in the island's manufacturing and construction sectors. The Academy provides the local workforce with skilled trades certifications that enhance their employability opportunities, and has contributed to boost women's participation and reducing the gender gap that currently exists in the construction sector.

791 men and women certified, mostly from the Ponce area communities neighboring our operations.
12% women participation.

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2. ECONOMY

Creating New Income and Small Business Opportunities

Cemex supports organizations and individuals that contribute to boosting local economies by developing skills to foster entrepreneurship, enable a sustainable economy, and laying the groundwork for a just transition.

Supporting Entrepreneurs in their Journey

Cemex collaborates with organizations and individuals to support the entrepreneurship journey of micro, small, and medium-sized enterprises (MSMEs) that contribute to economic development in our communities.

In Mexico, we developed and launched in partnership with the United Nations Global Compact (UNGC) network's Small and Medium Enterprises (SMEs) Engagement Program, designed to help professionalize SMEs by accelerating the integration of UNGC Principles and SDGs into their business operations and strategy. Participants were also able to connect sustainability targets with their business goals and identify and prioritize strategic measures through which they might contribute to the 2030 Agenda. We sponsored 45 companies from our supply chain in Mexico in the 8-module training. Going forward we plan to expand this initiative to other geographies.

In Colombia, we continued promoting the development and integration of SME suppliers in our value chain through training and advisory insights that seek to professionalize their business competencies and skills.

Advancing a Circular Economy in Our Communities

We partner with local organizations and apply customized interactions and strategies to address specific opportunities to advance circular economy principles in the communities where we operate.

1. **Education on Circular Economy:** We are currently running programs at schools and neighboring communities in the U.K., Poland, and the Dominican Republic, to educate younger generations about the problems that the lineal economy is causing and the solutions provided by transitioning to a circular economy model.
2. **Circular Jobs:** We partner with private and public entities in the Philippines and Egypt to promote proper waste management and repair the environment by removing waste from natural spaces, creating opportunities to develop circular jobs, those jobs that contribute to the circular economy.
3. **Incentives:** We contribute to raising awareness about reducing and properly managing waste in communities near our operations by working in partnership with local stakeholders to provide discounts in local stores in exchange for correct disposal, separating, and recycling waste.



We partner with local organizations and apply customized interactions and strategies to address specific opportunities to advance circular economy principles in the communities where we operate.

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3. STRUCTURES

Empowering Individuals and Builders

Through innovation and technology, at Cemex, we continue to develop products, services, and solutions that address the challenges of the built environment. We leverage our expertise and quality building materials to empower individuals to build their homes affordably and enhance key infrastructure in their communities.

Growing Platform

Our Growing Platform unites diverse social businesses that collectively address the main challenges inherent to poverty and inequality in vulnerable communities.

Construyo Contigo

This is a comprehensive program comprised of diverse self-sustaining solutions that can be used separately or in combination to build new homes or make home improvements. Construyo Contigo brings together public-private partnerships, financial solutions, and initiatives that develop self-construction skills.

Centers for Self-employment is a program that provides homeowners with the means to produce concrete blocks and other building components needed to improve their homes.



Construapoyo is a funding solution program that works with microfinance entities, companies, and governments to provide resources to homeowners who need construction materials to improve their homes or rebuild after a natural disaster. The resources are allocated through a prepaid card accepted in a network of authorized building materials distributors located near to the communities.

Yo Construyo is a training and advisory program that enables the construction of high-quality, cost-effective housing. Participants in the program may eventually become new Cemex customers.

Clean Cookstoves

Clean Cookstoves are aimed at being more than a green product; they are a social business model designed to improve quality of life by replacing less efficient, open, wood-burning stoves. Clean Cookstoves work by efficiently concentrating heat in a closed protected concrete compartment, thus reducing time spent cooking and collecting firewood, as well as lowering the risk of burns and diseases from smoke.

+3.8
million people are expected to have improved their living standards through our affordable housing solutions

+3.1
million people positively impacted by Patrimonio Hoy since 1998

32,580
individuals have taken part in Construyo Contigo since 2006

30,834
households provided with Clean Cookstoves since 2014

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4. CITIES

Building a Resilient Environment

We contribute to building resilience in cities, focusing on the natural and built environments.

Disaster Relief Hubs

As part of our resilience and adaptation to climate change efforts, in 2022 we launched an initiative to strengthen our response capabilities in operations that are prone to climate-related disasters. The new Disaster Relief Hubs are secure physical sites that contain humanitarian supplies essential to support employees and local communities during emergencies caused by disruptive events.

This initiative proved successful in September 2022, when 20 employees and their families, first responders, and over 2,500 neighbors to our Davenport Site, received rapid support from our local Disaster Relief Hub to recover from the damage inflicted by Hurricane Ian, one of the most destructive storms to strike Florida in decades.

To date, we have equipped five Disaster Relief Hubs in Trinidad and Tobago, the Philippines, and the U.S.

View Building Resilient Communities video

Community Resilience

In 2022, Cemex Philippines launched the Batang Alerto (Alert Kids) program, an emergency preparedness initiative for schoolchildren that leverages the expertise and experience of the Emergency Response Teams in our plants to educate students and our communities on the principles of safety through a fun and interactive learning session and a board game. This program builds on the learnings of the Barangay Alerto program launched in 2019, which included a comprehensive emergency preparedness, disaster management, and community resilience training program for neighboring communities.

Community Centers

A significant part of our education and capability development efforts occurs through our 70 Cemex Community Centers located in Colombia, Costa Rica, Guatemala, Mexico, Panama, Puerto Rico, and the United States. Every year, participants take part in various training sessions designed to develop new skills and employability competencies, with a special focus on women's and youth's development.



Volunteering to Address Global Challenges

As part of our commitment to sustainable development, we encourage our employees to actively engage in activities that contribute to improving the quality of life and well-being in cities and communities where we live and operate. By volunteering, our people utilize their knowledge, time, and talents to contribute to addressing significant social challenges.

Our Cemex Global Volunteering Guidelines support our employees to volunteer during work hours and on weekends, allowing them to share the experience with their families. We will continue to foster global partnerships to guide impactful initiatives around reforestation, circularity, a water challenge, and other relevant causes in the communities where we operate.

Cemex Global Volunteering Guidelines support our employees to volunteer during work hours and on weekends, allowing them to share the experience with their families.

Reforestation Efforts in our Communities

Cemex continuously explores new opportunities to support local nature conservation and restoration efforts in our communities.

+42,704 **volunteering hours in +580 actions globally including +5,900 employees in 2022.**

+800 **volunteers activated in circularity and reforestation activities in 2022.**

+41,000 **trees planted globally in 2022.**

During our 2022 employee Future in Action Summit, Cemex committed to planting more than 6,000 trees in areas with high biodiversity value located in Colombia, Mexico, Spain, and the United States, as part of our commitment to climate change mitigation.

In the United States, we have planted over 9,900 trees estimated to sequester over 31.4 million pounds of CO_2 during their lifetime.

In 2022, in Jamaica, our volunteers collected 700 kilograms of waste at Palisades Beach in St. Andrew, including 400 kilograms of plastics for recycling and 200 kilograms of waste safely co-processed in our cement kiln. The remaining waste was turned over to the National Solid Waste Management Authority.

In Mexico, we partnered with Red Ambiental and The Ocean Conservancy Mexico in a cleanup activity where 400 volunteers collected waste that was co-processed in cement plants as an alternative fuel, contributing to lowering our use of fossil fuels. Our employees also participated in various education programs, including topics such as disaster relief, environmental conservation, financial education, and entrepreneurship, in partnership with local and global stakeholders.

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CEMEX Patrimonio Hoy 25 YEARS

Celebrating 25 years improving quality of life and well-being through home improvement

Created in 1998 to tackle the challenge of building quality and affordable housing in vulnerable communities in Mexico.

Patrimonio Hoy is a social transformation business model that provides **microfinancing with accessible weekly payments, a supply of quality building materials, and technical advice,** allowing low-income families to finance home improvements and improve their livelihoods.

We leverage on our **distribution channels, quality products, and expertise.**

View Building Resilient Homes through Patrimonio Hoy video


HOW IT WORKS
The savings phase determines the target down payment and ability to pay
2 DISBURSEMENT
SAVINGS 1
3 CREDIT PAYMENT
THREE STAGES THAT ENABLE:
FIXED PAYMENTS
MATERIALS AND PREDEFINED DELIVERIES
EXPERT TECHNICAL ADVICE
LOAN AMORTIZATION
START
TIME
TECHNICAL ADVICE
In the 3rd week
DELIVERY OF MATERIALS
Acquired with the savings balance plus a company loan

Patrimonio Hoy addresses macro trends, contributing directly to the fulfillment of the UN 2030 Agenda

- **Fortune's Change the World List - 2015**
- **UN-Habitat Business Award - 2009**
- **World Business Award - 2006**


EXTRA

PATRIMONIO HOY SINCE 1998

+5.1	+3.1	+US$320	15%	+3,000
million m² built	million people benefited	million granted in loans	run a business in their home after improvements	women trained as promoters

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RESPONSIBLE SOURCING

Our work with our suppliers toward fostering continuous innovation and sustainable practices supports SDG 8 in addition to our priority SDGs 9, 11, and 13.

CDP SUPPLIER ENGAGEMENT LEADER 2022

At Cemex, we build strong and responsible relationships with our suppliers that are based on trust, respect, and mutual value creation.

Our Global Procurement Model

Our relationship with our suppliers is integral to our ability to deliver a superior customer experience and create value for our stakeholders. To this end, the overarching goal of our Global Procurement Model is to guarantee the efficient continuity of our operations by achieving the optimal total cost while striving for high quality and terms for products and services.

Procurement Digital Evolution

Just like we took the industry lead in digitally transforming customer service, we seek to do so again by actively taking steps to digitize our Global Procurement Model in accordance with the company's Working Smarter initiative.

The goal is to enhance the supplier experience when interacting with Cemex and unblock business opportunities across the strategic sourcing lifecycle by empowering our procurement teams to respond to market dynamics faster and more efficiently with the use of technology. Among other benefits, we expect this transformation will allow us to democratize procurement information across geographies, enable global digital tools for more efficient negotiation processes, and seize opportunities for economies of scale at country, regional, and global levels.

CEMEX'S DIGITAL PROCUREMENT ECOSYSTEM

Data: Our new Procurement Center of Excellence is designed to drive innovation and continuous improvement through advanced analytics, smart codification of products, digital tools, policies, and closer communications with suppliers.

Processes: We are automating transactional tasks and redefining procurement tactics, processes, people skills, and support systems to reduce workloads and enable our talent to focus on high-value activities.

Global fleet: We are building a global point of access to knowledge and best practices that support us in optimizing fleet management across geographies and building our future low-carbon and zero-emissions fleets. Visit page 27 to learn more about Cemex's strategy to reduce transport emissions.


DATA
GLOBAL FLEET
PROCESSES

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Digital procurement tools help us increase the portfolio of cost-effective, high-quality suppliers:

- **Cemex Marketplace** is a digital platform that enables our company's end-users to purchase the right product at the best price.
- **E-Auctions and e-Requests** make it easier for us to quickly investigate, evaluate, and select new suppliers to drive our business forward, managing challenging negotiations in a dynamic, real-time manner.
- **Cemex Service Suite** supports our low-cost sourcing initiative by streamlining efficiency and coordination between our Global Procurement Office and our country's purchasing specialists.
- **Robotic Processing Automation** technology helps us automate warehouse tasks and speed up the ordering and replenishing of spare parts.
- **Artificial Intelligence** platforms are under assessment to reinforce our worldwide item codification and standardization, spend analysis, and inventory optimization strategies.
- **Cemex Industrial Supply** is an e-commerce platform designed to leverage Cemex Mexico's negotiation capabilities with our suppliers to offer industrial supplies to our customers and third-party companies.



Driving innovation alongside our suppliers is a win-win approach enabling us to continuously improve our supply chain and our company.

Fostering Innovation with Our Supply Chain

Our procurement and operations teams continuously challenge our suppliers to foster constant innovation in product development and services for mutual value creation.

Driving innovation alongside our suppliers is a win-win approach enabling us to continuously improve our supply chain and our company. We look for strong collaborative partnerships that promote innovation, generate new thinking processes, improve supply chain practices, and contribute to cost reduction strategies.

Our Smart Innovation Model fosters new ways to find solutions to challenges and improve our operations in close collaboration with our stakeholders.

Ideas submitted by our suppliers help improve our products, processes, and services. We take steps seeking to implement the best feasible ideas and endorse the suppliers who conceived them across our operations. In 2022, in Mexico alone, we received 25 ideas from local suppliers and recognized two of them for the submitted ideas potential positive impact in environment, costs and efficiency.

+500

ideas received from global and local suppliers since 2006

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Committed to Boosting Sustainability in Our Supply Chain

Our sustainability commitment goes beyond our operations. We are continuously looking for new opportunities to promote sustainable practices and our core values in our supply network, including our emphasis on health and safety, excellence, innovation, and integrity.

We collaborate in global efforts advancing sustainability throughout our industry's supply chain, including, since 2010, the UN Global Compact Advisory Group on Supply Chain Sustainability and, more recently, the Global Cement and Concrete Association (GCCA).

Suppliers' Code of Ethics and Conduct

Our aim of managing our supplier relations with adherence to applicable laws and regulations promotes a culture of integrity, honesty, respect, and open communication that strengthens our relationship.

In alignment with our principles, policies, and values, we are committed to having our suppliers understand and comply with both the Cemex Code of Ethics and Business Conduct and Code of Conduct When Doing Business with Us—the latter of which is rooted in our membership and commitment to the GCCA.

Furthermore, acknowledgement of our Code of Ethics and Business Conduct, Code of Conduct when Doing Business with Us, Global Anti-Corruption Policy, and Global Anti-Money Laundering Policy is part of the Third-Party Compliance Declaration required for the new supplier registration process.

Learn more about our Cemex Code of Conduct When Doing Business with Us.

Learn more about our Global Policy for Third Parties.



Contractor Health and Safety Verification

We also extend our commitment to health and safety to contractors with access to our sites—reinforcing our number one priority.

The Cemex Contractor Health and Safety Verification Program is designed to certify contractor compliance with stringent health and safety standards, proper training, and applicable accreditations in the execution of their work within Cemex operations. Globally executed in alliance with specialized firms, we continue engaging all our business units to accomplish the program.


91%

In 2022, we reached a 91% contractor health and safety verification rate.

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Prioritizing Suppliers with Advanced Sustainability Practices

We closely cooperate with our suppliers striving to implement the most sustainable practices in our day-to-day operations.

For over a decade, the Cemex Supplier Sustainability Program has strengthened our value chain's consistency and respect for our sustainability principles, policies, and practices.



In 2022, our program evaluated 68% of critical suppliers. These suppliers are those business partners who could significantly impact our core businesses; in particular, those suppliers with the highest spending or who could affect the continuity of our operations, including health, safety, and environmental risks.

As we continue working to approach our 90% critical supplier sustainability assessment goal for 2030, we are broadening the scope of our efforts. As we advance, we aim to develop training opportunities and self-assessment tools for Small & Medium Enterprise (SME) suppliers interested in including robust sustainability practices in their business model.

SUPPLIER SUSTAINABILITY ASSESSMENT

(% of critical suppliers spend under our company's procurement scope)


63
72
68
80
90
2020
2021
2022
2025 TARGET
2030 TARGET

CONTINUOUS SUSTAINABILITY IMPROVEMENT IN OUR SUPPLY CHAIN

Assessment
In collaboration with a third-party firm, we invite our suppliers to perform a sustainability assessment based on ISO 26000 guidelines, which cover social, environmental, health and safety, business ethics, stakeholder relationships, and financial performance standards.

Continuous Improvement
The third-party firm analyzes the assessment results and prepares a comprehensive report with findings, conclusions, and a proposed action plan to close gaps, if any.

Scorecard
The result is integrated into each supplier's scorecard, and the evaluation is expected to be periodically updated to track and prioritize suppliers that demonstrate progress in their sustainability practices.

We closely cooperate with our suppliers to implement the most sustainable practices in our day-to-day operations.

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RESPECT FOR HUMAN RIGHTS

Human Rights are the universal, inalienable, and fundamental rights inherent to all human beings. Respecting human rights is reinforced in Cemex's core value of "Acting with Integrity" and embedded in the way we do business.

Respect for human rights is fundamental to having a responsible and ethical business. At Cemex, we strive to effectively align our strategy and operations with universal human rights principles.

Cemex has ethical business practices wherever it operates and has a diversity policy that is applicable to all our operations worldwide.

As a global company, we are committed to international standards. Cemex's human rights commitment is aligned with the principles and values of the International Bill of Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights. Furthermore, we annually submit communication on our progress and reaffirm our active participation as signatories of the UN Global Compact.


COMMUNICATE
Communicating on how impacts are being addressed
IDENTIFY & ASSESS
Actual or potential adverse human rights impacts
1
EMBED
Policy commitment and guidelines
2
3
4
5
TRACK
Tracking the effectiveness of the measures
RESPOND & REMEDIATE
Integrate findings from impact assessments across relevant company processes

Human Rights Due Diligence Process

Cemex continues to work to establish a more comprehensive due diligence process that aligns with international guidelines and standards in all company areas to allow us to monitor respect for human rights throughout our operations.

Human Rights Taskforce

In 2022, we launched the Global Human Rights Taskforce integrated by a multidisciplinary team to further assess our company's capacity to respect human rights.

This taskforce is comprised of employees representing the functional areas of Social Impact, Sustainability, Legal, Enterprise Risk Management, Public Affairs, Human Resources, Health & Safety, and Procurement. During the year, the taskforce performed a benchmark on Cemex's current practices against industry best practices on human rights and completed a gap analysis against certain EU regulations, some with the collaboration of third-party advisors. As an outcome, we designed a roadmap to further enhance Cemex's practices on human rights.

CEMEX'S HUMAN RIGHTS COMMITMENT TIMELINE

- **2004** Cemex becomes a signatory to the UN Global Compact.
- **2014** Company's first Human Rights Policy Statement released.
- **2017** Implementation of Human Rights Compliance Assessment in 30 countries to identify risks.
- **2018** Cemex releases the Global Workplace Diversity and Inclusion Policy.
  Cemex Code of Ethics and Business Conduct is enhanced.
- **2019** Supplier Code of Conduct When Doing Business with Us is released.
- **2020** Cemex releases Dynamic Work Schemes Global Guideline.
  Cemex releases Diversity and Inclusion Position Paper.
- **2021** Cemex releases the global Digital Citizenship Guideline.
  Cemex launches a Pride Month global campaign with our LGBTQ+ community.
- **2022** Cemex creates the Global Human Rights Taskforce and completed a benchmark against industry best practices and a gap analysis against certain EU regulations.

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Embedded Policies and Guidelines

Cemex policies enable us to implement and safeguard our Human Rights commitments. We expect our employees, suppliers, contractors, and other business partners to consistently apply all of our policies and procedures applicable to them wherever we operate, and we look to engage with third parties who are able to meet our principles in this regard.

CEMEX GLOBAL POLICY	HUMAN RIGHTS COMPONENTS AND/OR PRACTICES
Human Rights Policy	• We strive to support and respect the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. • We seek to align our strategy and operations with universal principles on human rights in all of the countries where we operate. • Our policy applies to all Cemex employees, directors, and officers. We expect business partners, suppliers, and other parties to uphold the principles of this policy.
Code of Ethics and Business Conduct	• We encourage members of our Board of Directors, Cemex employees, and third parties to act with integrity and adhere to our values. • Our Code establishes the support and respect of the protection of internationally proclaimed human rights principles.
Code of Conduct When Doing Business with Us	• We encourage suppliers to adhere to the highest ethical standards and practices. • We aim for our suppliers to comply with freedom of association and non-retaliation rights, to not use any work that is performed under threat of penalty, including forced overtime, human trafficking, debt bondage, forced prison labor, slavery or servitude, to provide a safe and healthy workplace for employees and contractors, to uphold fair and decent working conditions, to avoid the employment of children below the legal minimum age, and to make no distinctions on grounds of discrimination.
Workplace Diversity and Inclusion Policy	• Cemex aims to be a great workplace for all our employees. • Applicable to our employees and Board of Directors, we look for our people to represent a wide range of different countries and cultures, as well as a broad range of backgrounds and experiences, making Cemex a more robust and inclusive environment. • We are committed to making hiring, promotion, compensation, leadership development, and other decisions without regard to gender, race, color, age, religion, mental or physical disability, pregnancy, maternity, paternity, marriage or civil partnership, sexual orientation, or preference, political affiliation, or national origin.

CEMEX GLOBAL POLICY	HUMAN RIGHTS COMPONENTS AND/OR PRACTICES
Environmental Policy	• We actively pursue a pollution prevention policy, aiming to apply the best available techniques to minimize the impact of our operations. • We strive to comply with company policies, procedures, and applicable local laws and regulations. • We seek to prioritize our energy and resource efficiency, lower our carbon intensity, and reduce emissions by managing our energy use, water consumption, and waste generation. • We look to responsibly manage the land within our operations to protect ecosystems and biodiversity and to maximize our contribution to nature conservation. • We train our employees in environmental procedures to promote adherence to best practices.
Water Policy	• Cemex intends to carry out our business activities sustainably, minimizing pressure on water resources, and covering three essential aspects: resource availability, quality, and ecosystem integrity.
Biodiversity Policy	• We aim to align our biodiversity initiatives with our business model so that the identification, assessment, and management of biodiversity values are considered in our decision-making process and management systems throughout the life cycle of our sites.
Health and Safety Policy	• We aim to provide a safe and healthy workplace for our employees and contractors. • We strive to comply with company policies, Health and Safety Management System, procedures, and all applicable local laws. • We look to develop a positive health and safety culture whereby individuals look after the health and safety of each other and share our belief that the achievement of zero injuries is possible.
Stakeholder Engagement Policy	• We strive to build mutually beneficial relationships with our stakeholders and communities. • Cemex is committed to engaging its stakeholders in an ongoing and transparent way. • We seek to create value for society through our core business activities.
Data Protection and Privacy Policy	• Cemex strives to comply with all applicable laws protecting the personal data of customers, suppliers, business partners, and employees. • We believe that processing personal data should always be made for lawful purposes. • Our policy is that only people who need to know and are authorized to use personal data can access it. Data subjects are entitled to a reasonable expectation of privacy in the processing of their data.
Global Anti-Corruption Policy	• This global policy applies to all Cemex directors, officers, and employees, regardless of where they reside or conduct business; Cemex subsidiaries, affiliates, and third-party relationships over which Cemex has control, including joint ventures; and, all agents, consultants, business partners, and other third-party representatives when they act on Cemex's behalf. • We seek to ensure compliance with applicable anti-corruption laws.

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Identifying and Assessing Potential Impacts

Our due diligence process is embedded in Cemex's existing approach to risk management and considers a special focus on potential human rights risks.


cemex

CEMEX GLOBAL PROCESS	PROCESSES WITH EMBEDDED FOCUS CON POTENTIAL HUMAN RIGHTS RISKS
Global Enterprise Risk Management and Security	• A process of risk detection and analysis at global, regional, and local levels is followed by enabling the deployment of corresponding monitoring, mitigation, and reporting measures promptly. This function is complemented by other risk management processes within Cemex, including internal controls and audits.
Global Risk Agenda	• The Global Enterprise Risk Management and Security process includes preparing, biannually, a Global Risk Agenda, which is presented to the Risk Management Committee comprised of Cemex Executive Committee members. Furthermore, key material risks are evaluated and tracked by the Corporate Practices and Finance Committee and the Sustainability Committee of our Board of Directors.
Health and Safety	• The Cemex H&S Management System is a continuous process and cornerstone where we can identify the hazard, assess the risks associated with our activities, take appropriate action to manage the risk, and prevent or reduce the impact of potential incidents. We regularly assess our site's implementation of the Cemex HSMS.
Social Impact	• Our bespoke Social Impact process is designed to serve as an Environmental and Social Management System that seeks to anticipate risks and mitigate impacts, focusing on the local communities where we operate. Assessment findings are addressed through the Community Engagement Plans with formal committees and stakeholder dialogues conducted annually.
Sustainability and Environmental	• The Environmental Management System, aligned with ISO 14001 and the Environmental and Social Incidents Reporting platform, provides our operations a framework to classify, respond, and report social and environmental incidents or claims resulting from operating activities.
Legal Compliance Due Diligence Process	• We conduct legal due diligence processes—including screenings to identify any human rights concerns relating to a supplier.
Suppliers Assessment	• We partner with specialized independent firms to assess most of our global suppliers. As part of their scope, these assessments include respect and promotion of human rights in their workforce and supply chain.
Contractors Assessment	• This program is designed to certify that those strategic contractors with which we engage are equally committed to respecting human rights related to the health and safety of their employees, clients, and the communities in which they operate. We rely on leading global technology and applications development firms to support Cemex in this important program.
Human Resources	• We provide guidelines for conducting business in compliance with all applicable laws, rules, and regulations and striving to follow the highest ethical standards. Additionally, we manage the grievance processes to capture and address complaints and encourage reporting, in good faith, of any violation of our policies or any applicable laws. More information on ETHOSline on page 108 of this report.

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Responding, Tracking, and Communicating Progress

We continue to make significant progress in developing and implementing preventive measures to avoid adverse human rights impacts in our operations, focusing on the top five salient human rights identified in our Human Rights compliance assessment.

TOP FIVE SALIENT HUMAN RIGHTS	POTENTIALLY IMPACTED STAKEHOLDERS	2022 INITIATIVES AND ACHIEVEMENTS
Health and Safety (H&S)	EMPLOYEES SUPPLIERS AND CONTRACTORS CUSTOMERS LOCAL COMMUNITIES	• Employee and contractors' awareness of safe and healthy behavior. • An open-door policy for our employees, contractors, and community members to share related complaints or suggestions. • Monthly Report about H&S performance shared with key leaders of our operations and a direct message from our CEO. • 96% of our operations achieved zero employee and contractor Lost Time Injuries (LTIs). • We have a H&S Management System implemented in 100% of our operations. • Where any risks are identified, mitigation and remediation actions are put in place. • We reached a 91% contractor verification rate.
Environmental Footprint	EMPLOYEES SUPPLIERS AND CONTRACTORS CUSTOMERS LOCAL COMMUNITIES	• Continuous assessment and management of our environmental impacts and risks through our Environmental Management System. • Implementation of our global environmental policies. • Monthly Environmental and Social Incidents Report and CEO direct message to operations to address and remediate identified situations.

TOP FIVE SALIENT HUMAN RIGHTS	POTENTIALLY IMPACTED STAKEHOLDERS	2022 INITIATIVES AND ACHIEVEMENTS
Community Impacts	EMPLOYEES SUPPLIERS AND CONTRACTORS LOCAL COMMUNITIES	• Multi-stakeholder committees across all geographies engage with our neighboring communities and enable us to incorporate insights into our human rights promotion and respect strategy. • Implementation of our Social and Environmental Model strengthens our responsible business strategy by deeply understanding and addressing our stakeholders' conditions, needs, and concerns.
Diversity and Discrimination	EMPLOYEES SUPPLIERS AND CONTRACTORS CUSTOMERS LOCAL COMMUNITIES	• Implementation of Cemex Diversity and Inclusion Policy and global guidelines. • Creation of Diversity Committees in our different business units to shape and implement Cemex's inclusion strategy. • New personnel trained on our non-discrimination policies. • Continuous employee training and communication on how to identify and report discrimination issues.
Work-life Balance	EMPLOYEES SUPPLIERS AND CONTRACTORS LOCAL COMMUNITIES	• Promoted effective and efficient use of working and collaboration hours during the pandemic through our Digital Citizenship Global Guidelines. • Continuous use of formal channels for employees to communicate needs and concerns regarding work-life balance and actions defined based on feedback.

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Engaging and Providing Access to Grievance Mechanisms

We encourage people to speak up—without risk of retribution—about ethics and human rights concerns. Our global grievance mechanisms enable us to maintain permanent communication with our key stakeholder groups, especially those that might be vulnerable under certain circumstances. These open communication channels enable us to obtain valuable feedback to evaluate the effectiveness of implemented mitigation actions based on identified risks to people.

We continuously aim to strengthen the credibility of our reporting channels as part of our efforts to assess and review how best to improve our approach to protecting human rights.

Our main grievance mechanisms include the following:

1. **ETHOSline:** We look to live our values and to manage our Code of Ethics and Business Conduct properly. Therefore, we encourage our employees, stakeholders, and the general public to submit suggestions, inquiries, and concerns about a possible violation of our Code of Ethics and Business Conduct and internal policies through our ETHOSline communication channel, available 24/7. This reporting mechanism helps us to identify human rights-related risks not only in our operations but also in the communities where we operate.

2. **Global and Local Ethics Committees:** Composed of representatives from different functions in each of the countries in which we operate, the Ethics Committees are taskforces dedicated to encouraging awareness and enforcement of our Code of Ethics and Business Conduct. They all receive, investigate, and collaborate to resolve reported ethics breaches, including those related to human rights.

3. **Stakeholder Dialogues:** Aimed at getting to know and understand our stakeholders' needs and concerns, these dialogues enable us to identify potential impacts on people and properly address these risks.

4. **Local Corporate Social Responsibility Committees:** Composed of our plant's director and local environmental officials, trade union representatives, local mayors of nearby towns, neighborhood representatives, and other local institutions, these groups aim to build positive, sustainable relationships with our neighboring communities.


CEMEX

Cemex reinforces awareness and commitment to human rights through internal campaigns and social impact initiatives.

For more information on the communication channels we use with our different stakeholders, go to page 221 of this report.

CEMEX 2022 INTEGRATED REPORT 79

FINANCIAL PERFORMANCE Advancing our strategic priorities despite unexpected challenges. CEMEX 2022 INTEGRATED REPORT 80

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FINANCIAL PERFORMANCE

In 2022 we made significant progress in our strategic priorities despite the unexpected challenges for many businesses as inflation spiked to 40-year highs, mainly attributable to energy and distribution costs, and exacerbated by supply chain disruptions stemming from the Ukraine War.

As we look forward, we continue to be excited about the new opportunities created by our growth investments, digital transformation, robust capital structure, and commitment to continue leading our industry in the global transition to a low-carbon and circular economy.



BB+

S&P and Fitch upgraded Cemex's credit rating during the year, one notch from our investment-grade rating goal

US$100

million incremental EBITDA contribution from growth investments

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FINANCIAL HIGHLIGHTS

Our results during the year reflect our resilience against an adverse global environment, and we are pleased with how we responded against these headwinds. We continue to see the growth potential of our markets, with our focus on customer experience and, most importantly, the dedication and commitment of our people.

	2022	2021[1]	%VAR.
Net sales	15,577	14,379	8
Operating earnings before other expenses, net	1,561	1,719	(9)
Operating EBITDA	2,681	2,839	(6)
Controlling interest net income	858	753	14
Controlling interest basic earnings per ADS [2]	0.58	0.50	15
Controlling interest basic earnings per ADS [2] from continuing operations	0.36	0.53	
Controlling interest basic earnings per ADS [2] from discontinued operations	0.22	(0.03)	
Free cash flow after maintenance capital expenditures	553	1,101	(50)
Total assets	26,447	26,650	(1)
Total debt plus other financial obligations	8,825	9,157	(4)
Total controlling stockholders' equity	10,909	10,271	6

NET SALES AND OPERATING EARNINGS BEFORE OTHER EXPENSES, NET

(millions of US dollars)


12,669
1,292
2020
14,379
1,719
2021
15,577
1,561
2022

TOTAL ASSETS

(millions of US dollars)


27,425
26,650
26,447
2020
2021
2022

[1] Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

[2] Based on an average of 1,478 and 1,495 million American Depositary Shares (ADSs) for 2022 and 2021, respectively.

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Advancing Materially Toward Our Strategic Priorities

Our strategic priorities focus on de-risking our company and injecting growth into the portfolio with increased capital expenditures while advancing our sustainability agenda. Our strategic efforts paid off in 2022, achieving important milestones across our goals.

STRATEGIC PRIORITIES AND 2022 ACHIEVEMENTS

Strategic Priorities	Our Approach	Our Achievements in 2022
Grow EBITDA through margin enhancement	**EBITDA margin of ≥20%.** Enhance EBITDA margin through growing volumes, strong pricing, and cost containment efforts.	▮ 17.2% EBITDA margin. ▮ Price increases fully compensating inflation in dollar terms.
Achieve investment grade rating	Utilize EBITDA growth, free cash flow, and divestiture proceeds to improve the capital structure.	▮ 2.84x net leverage, mostly flat from 2021. ▮ S&P and Fitch upgraded Cemex's credit rating to BB+, one notch from our investment-grade rating goal.
Optimize our portfolio for growth	**Accelerate bolt-on and margin enhancement projects.** Undertake strategic divestments to streamline portfolio and de-lever while seeking attractive, bolt-on investment opportunities in the company's footprint; construct a portfolio more weighted towards the U.S. and Europe; focus on vertically integrated positions in attractive metropolises and develop Urbanization Solutions as a core business.	▮ US$475 million invested in strategic capital expenditures during the year. ▮ US$100 million incremental EBITDA contribution from growth investments made in recent years. ▮ Divestments of more than US$600 million. ▮ 21% compounded EBITDA growth in our Urbanization Solutions core business for the 2019-2022 period.
Advance sustainability agenda	**47% reduction in net CO_2 emissions by 2030 vs. 1990 baseline, recently increased from 40%.** Recognizing sustainability as a competitive advantage, we advance toward our 2030 carbon reduction goal and the company's ultimate vision of a carbon-neutral economy.	▮ Close to 5% reduction in our specific CO_2 emissions compared to 2021. ▮ 30% reduction in specific CO_2 emissions vs. 1990. ▮ Since launching Future in Action, CO_2 emissions have declined by more than 9%, a reduction that in the past took more than a decade to achieve.

SUSTAINABILITY AND FINANCE

Cemex recognizes the need to transition into a low-carbon society and views sustainable finance as an enabling force toward that goal.

In 2021, Cemex launched a **Sustainability-Linked Financing Framework**, further aligning Cemex's corporate sustainability commitments to its financing strategy and establishing Cemex's guiding principles when issuing new sustainability-linked financing instruments.

Furthermore, in 2022, Cemex launched its **Green Financing Framework**, which enables Cemex to issue financial instruments such as bonds, loans, and other debt-like financing structures to finance or refinance eligible projects related to environmental impact. In 2023, this framework was updated to reflect the higher standards and alignment to Cemex's recently SBTi validated 1.5°C scenario targets. The updated framework also includes eligibility criteria to enhance the project portfolio, making innovation a key component of breakthrough decarbonization efforts, such as carbon capture, utilization, and storage (CCUS) technology that can be the final step to reaching net-zero CO_2.

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Consolidated Results

Following is a review of the 2022 operational results and the financial condition of the company.

Consolidated net sales increased by 12% to US$15.6 billion in 2022 versus the comparable periods in 2021 on a like-to-like basis for our ongoing operations and adjusting for foreign exchange fluctuations. The increase in sales was driven by higher prices in local currency terms in all of our regions.

Operating expenses, as a percentage of net sales, increased from 20.3% in 2021 to 20.9% in 2022, mainly due to higher administrative, sales and distribution expenses.

Operating EBITDA decreased by 6% to US$2.7 billion in 2022. On a like-to-like basis, operating EBITDA decreased by 3% for the year. The decrease was mainly due to a sudden spike in inflation, attributable to energy and distribution costs, and exacerbated by supply chain disruptions stemming from the Ukraine War. The Operating EBITDA margin decreased by 2.5 percentage points, from 19.7% in 2021 to 17.2% in 2022.

EBITDA of Urbanization Solutions, our fastest-growing business, grew at a compounded rate of 21% for the period 2019-2022.

Other expenses, net, for the year were US$467 million in 2022, which mainly included a non-cash impairment of goodwill and fixed assets during the fourth quarter. The write-down primarily affected assets in the U.S. and Spain and results from a global high inflationary environment and increasing interest rates.

We reported a **controlling interest net income** of US$858 million in 2022 versus a net income of US$753 million in 2021. The improvement in net income primarily reflects lower financial expenses and a positive variation in discontinued operations.

Total debt decreased by 5%, or US$408 million, to US$8.1 billion at the end of 2022. We also reduced financial expenses by US$257 million.



GLOBAL OPERATIONS

(in millions of US dollars)

	Net Sales	Operating Earnings Before Other Expenses, Net	Operating EBITDA	Total Assets[4]
Mexico	3,842	961	1,133	3,846
United States	5,038	307	762	12,623
Europe, Middle East, Africa, and Asia[1]	4,975	354	680	6,100
South, Central America, and the Caribbean[2]	1,622	308	386	2,043
Others[3]	100	(369)	(280)	1,835
Total	**15,577**	**1,561**	**2,681**	**26,447**

[1] Includes operations in the United Kingdom, France, Germany, Poland, Spain, Philippines, Israel, Czech Republic, Croatia, Egypt, and the United Arab Emirates.

[2] Includes operations in Colombia, Panama, Caribbean TCL, the Dominican Republic, Puerto Rico, Nicaragua, Jamaica, the Caribbean, and Guatemala.

[3] Includes minor subsidiaries with different lines of business.

[4] Includes equity-accounted investees.

See note 4.3 in our 2022 audited consolidated financial statements on page 149 of this report.

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Mexico
Net sales in Mexico increased 11% in 2022, to US$3.8 billion, and operating EBITDA decreased 3% to US$1.1 billion versus 2021. During the year, our ready-mix concrete and aggregates volumes increased by 10% and 4%, respectively, while our domestic gray cement volumes decreased by 8%.

During the year, bagged cement volumes moderated as informal construction activity returned to more normalized levels after experiencing very high levels of growth during the pandemic, and as inflation continued to pressure retail demand, despite a record level of remittances. The country continues to experience a pick-up in the formal sector, and bulk cement and ready-mix volumes benefited from nearshoring investments, tourism and distribution and logistics activity. The industry continued operating at high-capacity utilization rates.



United States
Our U.S. operations' net sales increased 16% to US$5.0 billion while operating EBITDA remained flat at US$762 million during the year. Our U.S. operations' domestic gray cement and aggregates volumes increased by 1% and 3%, respectively, for 2022. Ready-mix concrete volume remained flat for the year.

Volume growth was driven by strong demand in the industrial and commercial sectors. The region continued to enjoy strong demand across all products, with most of our markets sold out. With a rapid rise in input costs, we moved aggressively to address cost pressures during the year.



Europe, Middle East, Africa, and Asia
During 2022, net sales increased 2% to US$5.0 billion, while operating EBITDA remained mostly flat at US$680 million. For the full year, our regional domestic gray cement and ready-mix concrete volumes decreased by 1%, respectively. Aggregates volumes remained flat for the year. In Europe, cement volumes were flat in 2022, as momentum in construction activity at the beginning of the year was offset by an economic slowdown arising from higher interest rates and the impacts of the Ukraine War.

In the Philippines, domestic gray cement volumes declined 10% during the year as the country transitioned to a new government, and macro challenges impacted demand. Our operations in Egypt and Israel showed strong top-line and EBITDA growth.



PERCENTAGE OF SALES


11
14
BY PRODUCT
42
33
Cement
Ready-mix
Aggregates
Urbanization Solutions


10
25
32
BY REGION
33
Mexico
U.S.
EMEA&A
SCA&C

Percentages before others and intercompany eliminations.

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South, Central America, and the Caribbean
In 2022, our net sales for the region increased by 2% to US$1.6 billion. Our operating EBITDA decreased by 9% to US$386 million. Ready-mix concrete and aggregates volumes increased by 11% and 5%, respectively, for 2022. Regional domestic gray cement volumes decreased by 7% for the year.

In Colombia, full-year cement volumes declined by 1% as self-construction activity moderated, along with challenging competitive dynamics. In the Dominican Republic, we experienced a decline in cement volumes of 7% on the back of a more normalized self-construction activity that caused a drop in retail demand, while tourism-related projects continued.



For the full year, our net sales rose double-digit mainly due to a strong pricing strategy, and we were able to contain our EBITDA drop to 3% on a like-to-like basis.

Global Trading
In 2022, we traded 12 million tons of cementitious and non-cementitious materials in 92 countries, including 10 million tons of cement and clinker and 2 million tons of cementitious and other materials. In addition, we traded 4 million tons of coal and petcoke. Slightly more than 4 million tons of the traded cement and clinker consisted of exports from our operations in Mexico, Croatia, Spain, Germany, Trinidad and Tobago, Barbados, and Panama, among others. Slightly more than the remaining 5 million tons were purchased from third parties in countries such as Vietnam, Turkey, Saudi Arabia, Spain, Greece, and Algeria. In 2022, we traded 1.6 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.6 million tons of other products. This information does not include discontinued operations. Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, we believe that our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. However, we estimate that our trading operations have obtained significant savings by contracting maritime transportation in due time and using our own chartered fleets, which transported more than 66% of our coal, petcoke, cement, and clinker traded volume during 2022.



In addition, we provide freight service to third parties, which allows us to generate additional revenues.

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Other Information
During the years-ended December 31, 2022 and 2021, in the countries in which we operate, we paid in cash a total amount of taxes of US$191 million and US$194 million, respectively. Out of the US$191 million of corporate income taxes in 2022 (US$194 million in 2021), US$30 were paid by our operations in Europe (US$22 million in 2021) and US$161 million by our operations in the Americas and other countries (US$172 million in 2021). For purposes of this paragraph, our operations in Europe are mainly comprised of Poland, France, Germany, Switzerland and the UK; our operations in the Americas are mainly comprised of Mexico, the U.S., Colombia, the Dominican Republic, Jamaica, and Nicaragua.

In addition, for the years-ended December 31, 2022 and 2021, we had an aggregate tax profit of US$424 million and US$364 million, respectively, from our operations in Mexico, the Dominican Republic, Israel, the Czech Republic, Colombia, Nicaragua, Guatemala, Jamaica, Switzerland, Poland, the UK, and Germany.

For purposes of this paragraph, our operations in Europe are mainly comprised of Croatia, the Czech Republic, Germany, Spain, Poland, and the UK. During 2022, we received total European Union Allowances (EUAs) of 5,665,693 (5,561,262 in 2021) and UK Allowances (UKAs) of 845,036 (1,014,137 in 2021).

The EUAs allocated by country during 2022 and 2021, respectively, were 798,487 and 798,487 for Croatia; 510,994 and 510,994 for the Czech Republic; 1,162,530 and 1,162,530 for Germany; 1,929,945 and 1,896,138 for Spain; 1,263,737 and 1,193,113 for Poland. The UKAs allocated in the U.K. during 2022 and 2021, respectively, were 845,036 and 1,014,137. The EUAs received were worth US$509 million and US$506 million in 2022 and 2021, respectively. Breakdown by country of the EUAs for 2022 and 2021, respectively: US$72 million and US$73 million for Croatia; US$46 million and US$47 million for the Czech Republic; US$104 million and US$106 million for Germany; US$173 million and US$173 million for Spain; US$114 million and US$108 million for Poland. The UKAs received in the U.K. were worth US$70 million and US$100 million in 2022 and 2021, respectively.

As of December 31, 2022, Cemex has already achieved a 41.1% reduction in CO_2 emissions vs. its 1990 baseline across all of Cemex's cement plants in Europe. Cemex is the first company in its sector to set industry-leading climate targets for its operations in Europe which align directly with the E.U.'s aspiration of 55% CO_2 reduction by 2030. Cemex has also committed to become a net-zero CO_2 company by 2050. CO_2 reduction goals, innovative technologies and considerable capital investments have to be deployed. Since EU ETS began in 2005, over US$410 million of investments in Europe are either already executed or planned in the next years to support our CO_2 reduction objectives. Additional investments are still required to meet Cemex's 55% CO_2 reduction target by 2030 in Europe. These investments include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of groundbreaking hydrogen technology in all Cemex's European kilns. Cemex is also working closely with alliances to develop industrial-scale technologies toward its goal of a net-zero carbon future. Strong and clear regulations such as EU ETS give companies like Cemex the confidence and certainty to enable these investments, which is exactly what the EU ETS is designed to deliver. For these reasons, during March 2021, Cemex sold 12.3 million carbon allowances through multiple transactions equivalent to ~US$ 600 million, to contribute to further accelerating Cemex's climate action strategy and for other general corporate purposes.

EU Taxonomy
At Cemex, sustainability is one of our five strategic priorities and is present in every aspect of our business. Our purpose is to build a better future based on creating sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world.

On July 12th, 2021, the EU Taxonomy regulation came into force. The EU Taxonomy is a classification system establishing a list of environmentally sustainable economic activities that aims to reorient capital flows using a common language for different stakeholders.

Within the taxonomy, six environmental objectives are identified:

- Climate change mitigation
- Climate change adaptation
- Sustainable use and protection of water and marine resources
- Transition to a circular economy, waste prevention and recycling
- Pollution prevention and control
- Protection of healthy ecosystems

According to the EU Taxonomy, economic activity is deemed environmentally sustainable if it substantially contributes to one or more of the six environmental objectives, if it does no significant harm (DSNH) to any of the other five environmental objectives, if it complies with minimum safeguards and if it complies with technical screening criteria (TSC). All four indicated prerequisites shall be fulfilled cumulatively.

Although Cemex is currently not required to report under EU Taxonomy, Cemex entered into an agreement with a third-party advisor to work on providing the required disclosures, ensuring that our stakeholders are fully informed about the environmentally sustainable development of our operations. This collaboration is still ongoing as of today.

The analysis of taxonomy-eligibility is being conducted for the core activity of the company's economic performance, "Manufacturing of Cement". but the company plans to study other eligible activities. Other Cemex activities, like aggregates and ready-mixed concrete and other business activities are not taxonomy-eligible within the scope of the climate change mitigation and climate change adaptation objectives.

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Taxonomy-Eligibility Disclosures and Results
The disclosures were prepared on a consolidated level for the entire Group. The Cemex Group's activities conducted outside the European Union were assessed in the same way as all activities conducted within the European Union.

Turnover, CapEx and OpEx associated with cement manufacturing activity data was gathered by site to estimate the percentage of eligibility from the total.

The following formula was used, focusing only on "Cement manufacturing" activity as eligible:

TURNOVER	CAPEX	OPEX
The sum of turnover Associated with Eligible Activities	The sum of CapEx Associated with Eligible Activities	The sum of OpEx Associated with Eligible Activities
Total Turnover (all businesses)	Total CapEx (all businesses)	Total OpEx (all businesses)

Turnover: Data in the numerator includes domestic sales of clinker and cement, exports of clinker and cement and discounted intercompany revenues from cement as requested per EU Taxonomy regulation. The turnover data in the denominator includes revenue from all activities performed by Cemex.
CapEx: Data in the numerator includes all CapEx associated with cement production only, while the data in the denominator is the total CapEx from Cemex.
OpEx: Data in the numerator includes OpEx associated with cement only, including administrative expenses, selling expenses, distribution and logistics expenses before depreciation, while the data in the denominator is the total Cemex's OpEx (including all activities performed).

Taxonomy-Eligibility Final Calculations for the Full Year 2022
Indicators were estimated for Climate Change Mitigation and Climate Change Adaptation, which are the published objectives as of today. Different sets of data were used for estimating the contribution to these two environmental objectives. The European Commission's advisory body, the Platform on Sustainable Finance, published a report including draft criteria for the four remaining objectives, however, the European Commission has not yet published its own draft of this act.

Data related to cement manufacturing was considered for Climate Change Mitigation and data associated with adaptation measures to reduce exposure to climate risk for Climate Change Adaptation. Additionally, eligibility excludes the white cement and clinker as no thresholds were provided to assess the level of taxonomy-alignment, as well as the grinding facilities producing cement with external clinker and cement trading activities.

Taxonomy-Alignment, Preliminary Estimate
At Cemex, we remain committed and will continue working on preparing and making public the required information to implement and report our EU Taxonomy alignment. The strictness of the criteria in the EU Taxonomy will imply that the alignment of our activities will happen gradually, and the starting baseline will reflect that some operations in regions outside of Europe will face challenges in the transition due to the lack of strong regulatory frameworks.

A preliminary calculation indicates that as of December 2022, our operations in Europe have an alignment to the EU Taxonomy of more than 13% of our total revenues and close to 5% of our consolidated global operations (including Europe).

Further analysis is required to arrive to a final calculation, as well as to estimate our alignment in terms of operating expenditures and capital expenditures.

EU TAXONOMY SCOPE ACTIVITIES
(percentage) Eligible Non-eligible


TOTAL OF US$ 15,577 M
44
TURNOVER
56
TOTAL OF US$ 1,363 M
44
CAPEX
56
TOTAL OF US$ 3,070 M
41
OPEX
59

Note: Eligible activities are those related to cement manufacturing

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GOVERNANCE Corporate oversight through evolving corporate governance practices is also one of our priorities. CEMEX 2022 INTEGRATED REPORT 89

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GOVERNANCE

We aim to achieve superior performance reflected in strong and sustained economic growth, with a high degree of integrity, adopting high ethical standards and best practices in corporate governance that go beyond simple adherence to laws and regulations.

At Cemex, we know that to succeed, we must not only do the right things but also do them the right way. This is why, in 2014, we embarked on a transformation aimed at satisfying our stakeholders' growing demands in governance-related matters. Such demands have led us to build an ever-evolving governance system designed to appropriately and efficiently control and operate our company with the intention of fulfilling our corporate strategy and living up to our values and aspirations.

We strive to abide by the laws and regulations of every jurisdiction in which we operate. Nonetheless, we recognize that our adherence to the law is not enough. Thus, our culture and management style aims to be open and transparent. Through our regular meetings, reports, guidance, conference calls, and personal interactions, we vigorously work to keep our investors informed of our activities and prepare our disclosures intending to meet high ethical standards.


CEMEX'S GOVERNANCE SYSTEM
Dictate and/or inspire content of and principles reflected in company mandates, guidelines, policies, and procedures.
Laws and regulations
Best practices and guidelines
Resolutions of our shareholders meetings
Stakeholder demands
Society's values and ideals
Global and local trends, risks, and circumstances
Provide input, cooperation and feedback by means of comments, suggestions, reports, grievances and complaints.
Employees
Business Partners
Society
Issue, implement and oversee compliance with company mandates, guidelines, policies, and procedures to fulfill corporate strategy and address laws and regulations, best practices and guidelines, stakeholder demands, society's values and ideals and global and local trends, risks and circumstances.
BOARD OF DIRECTORS
Audit Committee
Corporate Practices and Finance Committee
Sustainability, Climate Action, Social Impact, and Diversity Committee*
ETHOS Group and Global Ethics & Compliance Committee
Executive Committee
Compliance Organization
Local ETHOS Committees
Fulfill corporate strategy, address laws and regulations, best practices and guidelines, stakeholder demands, society's values and ideals and global and local trends, risks and circumstances.
BYLAWS
Code of Ethics and Business Conduct
Policies and Procedures
Global Anti-Corruption Policy, Global Anti-Money Laundering Policy, Global Insider Trading Policy, Global Conflict of Interest Policy, Human Rights Policy and other policies.
ETHOS mechanism
Code of Conduct When Doing Business With Us
Enterprise Risk Management Framework
Human Rights-Oriented Due Diligence

*formerly named the Sustainability Committee

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Beyond compliance, our commitment—to ourselves, our investors, and all of our stakeholders—is to manage Cemex with integrity.

The company has embarked on a corporate governance evolution and will continue to execute it, which includes plans to continue to align its board composition, executive compensation, corporate disclosure, and other corporate governance practices, with international best practices.

Subject to approval, additional enhancements will occur in 2023: increased percentage of independent members, increased diversity at board and board committees, issuance of a new Work Diversity and Inclusion Policy, single-slate voting for Board and Committee members, and increased transparency. If proposed enhancements on corporate governance are approved at our Annual General Shareholders Meeting, as of March 23, 2023, we will increase our number of independent directors to 10, and the number of our female directors will increase to two.

If the proposed enhancements on corporate governance are accepted, as of March 23, 2023, we would have the following data:

Board of directors: 13 members

Average tenure: 13.6 years

Nationalities represented: 4

Female board members: 2

Executive Committee: 11 members

Average seniority (years in the company): 27.5 years

Nationalities represented: 3

Female executive committee members: 1

CORPORATE GOVERNANCE IN NUMBERS

As of December 31, 2022

Board Configuration

(percentage)



75
25
BOARD MEMBERS
Non-independent
Independent

	Board of Directors	Executive Committee
MEMBERS	12	11
AVERAGE YEARS	14 TENURE	27 SENIORITY
NATIONALITIES REPRESENTED	4	3
WOMEN	1	1

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OUR BOARD OF DIRECTORS

Within our governance system, our Board of Directors is primarily responsible for ideating corporate strategy, supervising the company's overall operation, and engaging with Cemex's stakeholders, including our shareholders. The Board of Directors is also responsible for identifying those laws and regulations, best practices and guidelines, stakeholder demands, society's values and ideals, and global and local trends, risks, and circumstances the company must address. Additionally, our Board of Directors is in charge of guiding the company through the process of issuing, implementing, and overseeing compliance with corresponding company mandates, guidelines, policies, and procedures. Some of its specific functions also include reporting to the shareholders about the general state of the company, supervising the performance of our CEO, monitoring the main risks to which the company is exposed, and approving certain information and communication policies.

To do this effectively, we strive for our Board of Directors to abide by best practices and maintain an optimal structure. As part of these efforts, since 2014 and in different years, we have made and continue to make important corporate governance enhancements at a Board level. We have separated the roles of Chairman and CEO and created the Board of Directors' Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly named the Sustainability Committee), whose responsibilities have been broadened to include social impact, diversity, and diversity inclusion matters. We also changed the election for our Board and Board Committee members from a group slate to an individual basis and increased diversity on the Board by increasing the representation of independent, female, and international directors. Subject to approval at our Annual General Shareholders Meeting held on March 23, 2023, proposed to increase diversity at a Board of Directors and Board Committees level. Additionally, out of the ten members of the Board of Directors back in 2014, only four remain, having appointed nine new Directors since then, with eight still on the Board of Directors as of year-end 2022.

Our Board of Directors is chaired by Rogelio Zambrano and is composed of highly qualified directors appointed by our shareholders. As of December 31, 2022, 9 of our 12 Board members qualify as independent directors according to criteria specified in Mexican law. Also, if the corresponding proposals are approved at our Annual Shareholders Meetings scheduled to be held on March 23, 2023, we will increase our number of independent directors to 10 out of 13 Board members. In addition, one member of our Board of Directors' Audit Committee meets the requirements of a "financial expert" as defined by SOX.

Our Board of Directors met five times during the year to report on a wide range of relevant issues, including progress on our corporate strategy, the state of our governance system, sustainability-related concerns, and financial strategy, with an average board meeting attendance of 100%. Cemex's Board of Directors is compensated in a fixed manner based on participation in board meetings. The compensation of the board of directors is approved each year at Cemex's Annual General Shareholders Meeting. In 2022, the amount approved by our shareholders was US$24,600 per each board meeting attended and US$6,000 per each committee meeting attended, and the actual amount paid for attendance to these meetings was approximately US$1.7 million*.

The following additional corporate governance enhancements were proposed at our Annual General Shareholders Meeting scheduled for March 23, 2023:

- The appointment of a new female and independent director.
- The election on an individual (rather than "group slate") basis of our Board Committee candidates.
- The memberships of the Audit and Sustainability, Climate Action, Social Impact and Diversity Committees to increase the degree of gender diversity and independence across the Board's Committees.

Also, the Board of Directors' evaluation process has been enhanced and formalized to include both self-evaluations and peer evaluations. Furthermore, we expect that additional initiatives, including with respect to Director selection criteria, overboarding, tenure, and the appointment of officers for specific functions, will be implemented over the next few years. Furthermore, in the next few years we expect to implement formal requirements on electing members of our Board of Directors, selection of independent directors, overboard-ing, tenure guidelines, expertise prerequisites, and the way the Board of Directors is evalu-ated, among other changes.

* Based on an exchange rate of $20.24 Mexican pesos to US$1.00.

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Our Board Members

Rogelio Zambrano Lozano (66)

Role within Cemex's Board of Directors: Chairman.

Tenure on Cemex's Board of Directors: Member since 1987, and Chairman since 2014.

Board Membership at Listed Entities: Mr. Zambrano Lozano is an alternate member of the Board of Directors of Banco Santander México, S.A. (a Mexican financial institution listed in Mexico and in the New York Stock Exchange), which is expected to be delisted of both exchanges in 2023.

Other Current Roles: He is a member of the Regional Council of Banco de México (Mexico's central bank), a member of the Mexican Business Council (Consejo Mexicano de Negocios) and he is also a member of the Board of Trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey, as well as a visiting professor at this same University.

Experience: He was President of Cemex's Finance Committee from 2009 until March 2015.

Mr. Zambrano Lozano has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as Chief Executive Officer of Carza, S.A.P.I. de C.V., a leading real estate development company. With his vast experience and proven leadership, since his appointment as Chairman, Mr. Zambrano Lozano has been responsible for guiding the company's global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex's stakeholders.

Education: He holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an M.B.A. from the Wharton Business School of the University of Pennsylvania.

Fernando A. González Olivieri (68)

Tenure on Cemex's Board of Directors: Since 2015.

Tenure on Cemex's Sustainability Committee: Since 2022.

Board Membership at Listed Entities: Mr. González Olivieri is a member of the Board of Directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), and of Axtel, S.A.B. de C.V. (both Mexican corporations listed in Mexico).

Experience and Education: See Executive Committee information on page 100 of this report.

Marcelo Zambrano Lozano (67)

Tenure on Cemex's Board of Directors: Since 2017.

Tenure on Cemex's Sustainability Committee: Since 2017.

Board Membership at Listed Entities: He is a member of the Technical Committee of one of Go Proyectos, S.A. de C.V.'s development trusts, known by its ticker symbol as CARZACK 18, which is listed in Mexico. He is a member of the Technical Committee of Fibra Inn, a Real Estate Investment Trust listed in Mexico.

Other Current Roles: He is a founding partner and Executive Chairman of the Board of Directors of Carza, S.A.P.I. de C.V., a recognized real estate development non-public corporation in the residential, commercial and industrial sectors. He is a member of the Board of Directors of Grupo Vigia, S.A. de C.V. (a Mexican non-public corporation dedicated to distribution of gas, fuel, and other oil derivatives). He is also a member of the General Board of Universidad de Monterrey, A.C., a Mexican academic institution (UDEM), and of the General Board of Teléfonos de México, S.A.B. de C.V. (a Mexican non-public corporation).

Experience: His ample knowledge of the real estate and construction industries in Mexico and the United States provides the Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply-chain development, thus helping Cemex to anticipate the evolving needs of its customers in the aforementioned markets.

Education: He holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Armando J. García Segovia (70)

Tenure on Cemex's Board of Directors: Since 1983.

Tenure on Cemex's Sustainability Committee: Since 2014, and President since 2014.

Board Membership at Listed Entities: He is a member of the Board of Directors of Hoteles City Express, S.A.B. de C.V., and an independent member of the Board of Directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), both of which are listed corporations in Mexico.

Other Current Roles: He is a member of the Board of Directors of Innovación y Conveniencia, S.A. de C.V. (a Mexican non-public corporation) and of the Board of Directors of Universidad de Monterrey, A.C. (UDEM). He serves as Vice President of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P. and he is a member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León, two not-for-profit entities with a sustainability agenda. Mr. García Segovia is the founder and Chairman of the Board of Directors of Comenzar de Nuevo, A.C., a non-profit organization focused on the treatment, education, prevention, and research of eating behavior disorders and related diseases. Mr. García Segovia also serves as honorary consul in Monterrey of the Kingdom of Denmark.

Experience: He worked at Cydsa, S.A.B. de C.V. (a Mexican listed corporation) and Conek, S.A. de C.V. (a non-public corporation). From 1985 to 2010, he held several positions at Cemex, including Director of Operations and Strategic Planning, Corporate Services, and Business Development, as well as Executive Vice President of Development, Technology, Energy and Sustainability. He was also Vice President of the Mexican Employers' Association (COPARMEX), Chairman of the Private Sector Center for Sustainable Development Studies (CESPEDES), and a member of the Board of Directors of the World Environmental Center (a non-profit organization).

He brings to the Board of Directors a broad knowledge of the technical and production aspects of the global building-materials industry, along with a deep commitment to sustainability, climate action and nature conservancy, that provides valuable leadership to Cemex's sustainability and climate action strategy, a core component to the company's long-term value creation objective.

Education: He holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an M.B.A. from the University of Texas.

Rodolfo García Muriel (77)

Tenure on Cemex's Board of Directors: Since 1985.

Tenure on Cemex's Corporate Practices and Finance Committee: Since 2015.

Tenure on Cemex's Audit Committee: Since 2016.

Board Membership at Listed Entities: N/A.

Other Current Roles: He is the Chief Executive Officer of Compañía Industrial de Parras, S.A. de C.V., Chairman of the Board of Directors of Grupo Romacarel, S.A.P.I. de C.V., (both are non-public corporations) and a member of the Regional Board of Directors of Grupo Financiero Citibanamex (a non-public corporation).

Biographies as of December 31, 2022

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Experience: He was a member of Cemex's Finance Committee from 2009 until March 2015.

Mr. García Muriel is a Mexican business leader with decades of experience and an outstanding record as founder, director and president of major companies in the manufacturing, construction, transport and communications industries. His vast business experience brings to the Board of Directors useful knowledge in critical areas such as logistics and manufacturing as well as macroeconomic and market trends.

Education: He holds a B.S. degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed specialized programs in Business Administration at both Harvard University, and the Anderson School of the University of California in Los Angeles (UCLA).

Francisco Javier Fernández Carbajal (67)

Tenure on Cemex's Board of Directors: Since 2012.

Tenure on Cemex's Audit Committee: Since 2015.

Tenure on Cemex's Sustainability Committee: Since 2016.

Tenure on Cemex's Corporate Practices and Finance Committee: Member since 2015, and President since 2019.

Board Membership at Listed Entities: He is a member of the Board of Directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico and of two public corporations listed on the New York Stock Exchange: Fomento Económico Mexicano, S.A.B. de C.V. (also a listed corporation in Mexico), and VISA, Inc.

Other Current Roles: Mr. Fernández Carbajal is the Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V. (a non-public corporation).

Experience: Previously, he held positions at Grupo Financiero BBVA Bancomer, including Deputy President of Strategic Planning, President of Systems and Operations, Chief Financial Officer, and Chief Executive Officer.

With a 40-year business career and in-depth knowledge of specialized areas like payment systems and complex financial services worldwide, Mr. Fernández Carbajal brings to the Board of Directors relevant insights in strategic planning and risk management, as well as in essential business functions, including financial reporting and competitive compensation mechanisms, which are central to attracting and retaining talent.

Education: He holds a B.S. degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an M.B.A. from the Harvard Business School.

Armando Garza Sada (65)

Tenure on Cemex's Board of Directors: Since 2015.

Tenure on Cemex's Corporate Practices and Finance Committee: Since 2015.

Board Membership at Listed Entities: Mr. Garza Sada is the Chairman of the Board of Directors of Alfa, S.A.B. de C.V., a listed corporation in Mexico with operations in 23 countries, and a business portfolio that includes petrochemicals, refrigerated food, telecommunications, IT and energy. He is also Chairman of the Board of Directors of Alpek, S.A.B. de C.V., and of Nemak, S.A.B. de C.V., a member of the Board of Directors of Axtel, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Grupo Lamosa, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles: He is an alternate member of the Board of Directors of Grupo Financiero BBVA México, S.A. de C.V. (a non-public corporation). He is also a member of the Board of Trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Experience: Mr. Garza Sada's decades of experience at the highest corporate level in top-ranked companies provides the Board of Directors with a unique insight on the global economic landscape, and a hands-on experience to best align the company's business strategy with its day-to-day operations.

Education: Mr. Garza Sada holds a B.S. degree in Industrial Engineering from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

David Martínez Guzmán (65)

Tenure on Cemex's Board of Directors: Since 2015.

Board Membership at Listed Entities: He serves on the Board of Directors of Alfa, S.A.B. de C.V. and of Vitro, S.A.B. de C.V., both of which are listed corporations in Mexico, and of Sabadell Bank, a listed corporation in Spain.

Other Current Roles: He is the founder and Principal of Fintech Advisory Inc., as well as Managing Director of its London subsidiary, Fintech Advisory, Ltd., and member of the Board of Directors of ICA Tenedora, S.A. de C.V.

Experience: In 1984, Mr. Martínez Guzmán joined the Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the restructuring of Argentina's sovereign debt. In 1987, he formed Fintech in New York, which since then has participated in most of the sovereign debt restructurings around the world, starting with the Brady Plan in the 1980s. Over the past three decades, Mr. Martínez Guzmán has consistently pursued high-value investments through numerous corporate restructurings across various industries in Latin America, and over the last decade he has also conducted strategic investments in the Eurozone, participating in the recapitalization processes of systemically important banks in Greece, Spain and Italy.

Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to the Board of Directors, providing significant guidance on Cemex's proactive financial management for deleveraging and achieving an investment grade credit rating, as well as the company's sustainable growth strategy.

Education: He holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an M.B.A. from Harvard Business School.

Everardo Elizondo Almaguer (79)

Tenure on Cemex's Board of Directors: Since 2016.

Tenure on Cemex's Audit Committee: Member since 2018, and President since 2019.

Board Membership at Listed Entities: He is a member of the Board of Directors of Grupo Financiero Banorte, S.A.B. de C.V., of Compañía Minera Autlán, S.A.B. de C.V., and of Gruma, S.A.B. de C.V., all of which are listed corporations in Mexico.

Other Current Roles: Mr. Elizondo Almaguer is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey, and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of Afore XXI-Banorte, S.A., and of Rassini, S.A.B. de C.V. (these two are non-public corporations).

Experience: Mr. Elizondo Almaguer qualifies as a "financial expert" for purposes related to the Sarbanes-Oxley Act.

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He served as deputy governor of the Banco de México (Mexico's central bank) from 1998 to 2008. Before that, he was the director for Economic Studies at Alfa, S.A.B. de C.V. (a listed company), and at Grupo Financiero BBVA Bancomer, S.A. de C.V. (a listed financial institution). He founded and was the director of the Graduate School of Economics of the UANL.

With a distinguished professional career as a financial analyst, exemplary public official and academic scholar, Mr. Elizondo Almaguer brings to the Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure the Company's full observance of best corporate practices, and identify new business opportunities.

Education: Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master's in Economics from the University of Wisconsin-Madison, a certificate from Harvard University's International Tax Program and a Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

Ramiro Gerardo Villarreal Morales (75)

Tenure on Cemex's Board of Directors: Since 2017.

Board Membership at Listed Entities: He is a member of the Board of Directors of Andean Precious Metals, which is a company listed in the Toronto Stock Exchange, and of two public corporations listed on the Mexican Stock Exchange: GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.) and Vinte Viviendas Integrales, S.A.B. de C.V.

Other Current Roles: Mr. Villarreal Morales is a member of the Board of Directors of Consultivo de Arendal (a non-public corporation in the construction industry).

Experience: He joined Cemex in 1987 as General Legal Director, and subsequently served in various positions, including Executive Vice President of Legal and Advisor to the Chairman of the Board of Directors and the Chief Executive Officer until December 2017. Previously, he served as General Director of the regional bank division of Banpaís, where he was responsible for the operation of the bank's 121 branches, and, until February 2012, he was the Secretary of the Board of Directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey.

He served as Secretary of Cemex's Board of Directors from 1995 to March 30, 2017.

With over 50 years of professional experience in different countries where Cemex has operations, Mr. Villarreal Morales provides the Board of Directors with key guidance around regulatory and legal matters, as well as international financial transactions, helping to ensure strict observance of all applicable laws.

Education: He holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León, and a Master's in Finance from the University of Wisconsin-Madison.

Gabriel Jaramillo Sanint (73)

Tenure on Cemex's Board of Directors: Since 2018.

Board Membership at Listed Entities: He is a member of the Board of Directors of Minerva Foods, a listed corporation in Brazil.

Other Current Roles: Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the Board of Directors of Centro Hospitalario Tatama (Colombia) (a non-profit organization), Medicines For Malaria Ventures (a non-profit organization) based in Geneva, Switzerland and the Colombian branch of BTG Pactual Bank.

Experience: Previously, he served as Chairman of the Board of Directors and Chief Executive Officer of Santander USA (formerly Sovereign Bank), Banco Santander Brasil, and Banco Santander Colombia, and as CEO of Citibank Mexico, and Citibank Colombia. Since retiring, he has focused on health-related philanthropic work, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis and Malaria, which raised $13 billion from 2017 to 2020.

From October 2012 to April 2018, he was a member of the Board of Directors, and president of the Audit Committee of Cemex Latam Holdings, S.A., a company listed on the Colombian Securities Exchange.

With an outstanding 35-year career in South America, Mexico and the United States, Mr. Jaramillo Sanint not only brings to Cemex's Board of Directors extensive experience in complex financial matters, but also in sustainability, health and safety, as well as corporate social responsibility, a pillar of Cemex's global strategy to achieve sustainable growth and create lasting value.

Education: Mr. Jaramillo Sanint holds a B.A. degree in Marketing and an M.B.A. from California State University. In 2015, Mr. Jaramillo Sanint received honorary degrees from the Universidad Autónoma de Manizales in Colombia and Northeastern University.

Isabel María Aguilera Navarro (62)

Tenure on Cemex's Board of Directors: Since 2019.

Board Membership at Listed Entities: She is a member of the Board of Directors of Oryzon Genomics, S.A., Lar España Real Estate SOCIMI, S.A., and Clínica Baviera, all of which are listed corporations in Spain.

Other Current Roles: She is an independent consultant and an associate professor at the ESADE Business School in Barcelona. She is a member of the Board of Directors of the Spanish multinational state-owned entity Canal de Isabel II, which manages the water supply infrastructure of Madrid, Spain and has operations in South America. She is also a member of the Board of Directors of Making Science, a company listed in BME Growth.

Experience: Mrs. Aguilera Navarro was President of General Electric Spain and Portugal from 2008 to 2009, General Manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, Operations Director of NH Hotel Group SA from May 2002 to June 2005, and General Director of Dell Computer Corporation for Spain, Italy and Portugal from March 1997 to May 2002. She has also served as an adviser to various Spanish non-profit organizations, including the Companies Institute (Instituto de Empresa), and the Association for Management Progress (Asociación para el Progreso de la Gestión). She was a member of the Advisory Board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Banca Farmafactoring S.p.A. and Hightech Payment System SA.

With her experience in multinational corporations in Europe, Mrs. Aguilera Navarro brings to the Board of Directors guidance on the overall global business landscape and an informed view on innovation, entrepreneurship, technological and digitalization issues, from customer-centric platforms to organizational processes and essential corporate functions, a key element of the Company's digital strategy. In addition, she brings important insights in urban planning and a critical customer influencer, architects.

Education: Mrs. Aguilera Navarro holds a B.A. degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA), an M.B.A. from the IE Business School, and has a Specialization Diploma in the Metaverse from The Valley Digital Business School in Madrid.

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SECRETARY
(Not a member of the Board of Directors)

Roger Saldaña Madero (54)

Experience at Cemex and Other Relevant Experience: Joined Cemex in 2000 and served as Legal Counsel of Cemex and, from 2001 to 2011, as General Counsel of NEORIS, a Cemex subsidiary specialized in providing information technology services. From 2005 and until 2017, Mr. Saldaña was Senior Corporate Counsel of Cemex, and was responsible for, among other matters, corporate finance legal affairs and, since June 1, 2017, has served as Cemex's Senior Vice President of Legal. On March 30, 2017, Mr. Saldaña was appointed Secretary of the Board of Directors of Cemex, S.A.B. de C.V. and the committees to such Board of Directors. Prior to joining Cemex, he served as Legal Counsel in CYDSA, S.A.B. de C.V. from 1995 until 2000 in the city of Monterrey, Nuevo León, Mexico, was a foreign associate in the law firm Fried, Frank, Harris, Shriver & Jacobson, in New York, N.Y., USA from 1994 until 1995 and previously was Chief of the Double Taxation Department in Mexico's Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) in Mexico City, Mexico.

Education: Mr. Saldaña is a graduate of the Universidad de Monterrey, A.C. (UDEM) with a degree in Law, holds a Master's degree in Law (LLM) from Harvard University and a diploma from Harvard University's International Tax Program.

ALTERNATE SECRETARY
(Not a member of the Board of Directors)

René Delgadillo Galván (62)

Tenure as Corporate, Securities Transactions in Mexico and Corporate Control Legal Director: Since 1985.

Experience at Cemex and Other Relevant Experience: Mr. Delgadillo Galván joined CEMEX in 1989 and serves as Corporate, Securities Transactions in Mexico and Corporate Control Legal Director of CEMEX. On March 30, 2017, Mr. Delgadillo was appointed Alternate Secretary of the Board of Directors of CEMEX.

Since 1989 he has been Professor of Law at the Instituto Tecnológico y de Estudios Superiores de Monterrey. Prior to joining CEMEX, Mr. Delgadillo served from 1981 to 1989 at the corporate offices of what is now Xignux. Mr. Delgadillo is Secretary of the Board of Directors of Servicios de Agua y Drenaje de Monterrey, Institución Pública Descentralizada and, since March 2022, is the Legal Vice President of the Mexican Stock Exchange Issuers Committee (Bolsa Mexicana de Valores, S.A.B. de C.V.). He was Secretary of the Board of Directors of ABC Capital, S.A., Institución de Banca Múltiple from 2011 to 2021, and was a member of the Board of Directors of the Universidad Regiomontana from 2006 to 2012.

Education: He holds a Law Degree from the Universidad de Monterrey. He studied postgraduate studies at the Universidad Panamericana in Mexico City in the specialties in Economic and Corporate Law, Law of the Mexican Financial System (Honorable Mention) and International Finance Law (Honorable Mention), as well as the Business Administration Program D-1 at the Instituto Panamericano de Alta Dirección de Empresa (IPADE), and the addition to the Training Program for Management Advisors of the Center for Best Practices and Corporate Governance of the Escuela de Graduados en Administración y Dirección de Empresas (EGADE).

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Board of Directors Skills Matrix

This table displays information about the skills and experience that our Board of Directors' members bring to Cemex. Each year, Cemex, assisted by external advisors, prepares a questionnaire that all Board members must complete regarding their biographies, skills, and expertise. Once the questionnaires are completed, Cemex's Legal area reviews and confirms the information using publicly available information. The biographies, skills, and expertise information is then sent to the President and Secretary of the Board of Directors and the company's CEO before the information is disclosed.

How our Board's Skill Sets Help Mitigate Risks

Our Board of Directors is comprised of members whose careers have provided the necessary experience and views to contribute towards the mitigation of the risk factors the company is subject to, including, among others, risks, uncertainties, and assumptions discussed in Cemex's most recent annual report and detailed from time to time in the Company's other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference. These risk factors include, but are not limited to, the ownership of securities, our business and operations, our indebtedness and other financial obligations, and regulatory and legal matters. Altogether, their skills encompass a robust set of skills that hone in on specific risks associated with Cemex's operations and within the cement industry, as well as a more holistic set of skills that serve to provide an international approach to general risks associated with our business operations on a global scale. For a complete breakdown of the risk factors Cemex is subject to, please refer to the Risk Factors section of our latest version of our Annual Report in Form 20-F.

BOARD OF DIRECTORS SKILLS MATRIX

				Skills																															
	Gender[1]	Citizenship	Type of Board Member[2]	Accounting and Auditing	Administration and Risk Management	Branding and Marketing	Business Strategy	Construction and Building Materials	Corporate Governance	Corporate Communications	Data Privacy Management	Diversity Strategies	Economics and Finance	Energy	Entrepreneurship	Environmental, Climate Change, and Sustainability	Ethics and Compliance	Global Affairs	Health and Safety	Human Resources / Labor Matters	Human Rights	Information Technology, Cybersecurity, and Telecommunications	Investor Relations	Logistics and Supply Chain	Manufacturing	Mergers and Acquisitions	Other Board of Directors Experience	Public Affairs	Public Office / Public Servant	Real Estate	Research and Development	Regulatory and Legal Matters	Sales	Social Impact and Work	Supply System
Rogelio Zambrano Lozano (Chairman of the Board of Directors)	M	Mexican	N				●	●	●				●		●	●	●	●				●	●	●		●	●	●		●				●	
Fernando Á. González Olivieri (CEO)	M	Mexican	N		●	●	●	●	●				●			●	●		●	●	●	●	●	●	●	●	●	●		●			●	●	
Marcelo Zambrano Lozano	M	Mexican	N		●	●	●	●	●				●		●	●	●		●	●	●			●	●	●	●			●			●	●	
Armando J. García Segovia	M	Mexican	I		●		●	●	●		●			●	●	●			●	●	●	●		●	●						●			●	●
Rodolfo García Muriel	M	Mexican	I	●	●		●	●	●	●	●		●					●	●	●	●		●	●	●	●	●	●		●		●	●		●
Francisco Javier Fernández Carbajal	M	Mexican	I	●	●	●	●	●	●				●		●	●	●	●		●		●	●			●	●	●				●		●	
Armando Garza Sada	M	Mexican	I				●		●				●	●								●			●	●	●	●							
David Martínez Guzmán	M	British	I		●		●		●				●									●					●								
Everardo Elizondo Almaguer	M	Mexican	I	●			●						●							●							●	●	●						
Ramiro Gerardo Villarreal Morales	M	Mexican	I	●	●		●		●					●			●				●					●	●	●				●		●	
Gabriel Jaramillo Sanint	M	Brazilian	I	●	●		●		●				●			●	●	●	●	●						●	●				●	●	●		
Isabel María Aguilera Navarro	F	Spanish	I			●	●	●	●	●	●	●	●		●	●	●			●		●					●				●		●	●	

1 M = Male / F = Female
2 N = Non-Independent / I = Independent

Go to our Appendix on pages 219-268 for more on Board of Directors' skill-set connectivity in managing risk factors.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G BOARD COMMITTEES In performing its functions, our Audit Committee Board of Directors is aided by Everardo Elizondo Almaguer—President n Assessing the effects of any modi?cations n Review of goodwill and intangible assets at three committees with specialized to the accounting policies approved during Cemex and impairment analysis; Rodolfo García Muriel any ?scal year; areas of expertise. These Francisco Javier Fernández Carbajal n Review of main regulatory matters and Committees provide counseling n Supervising complaints raised by employ- legal proceedings, measures to enhance ees, third parties and other stakeholders to compliance with anti-corruption laws, and and advice and may handle Responsibilities: report ethical, corruption, and/or compli- compliance with applicable securities laws speci?c tasks on our Board of n Evaluating internal controls and procedures ance matters utilizing con?dential methods and regulations in the Mexico and in the and identifying de?ciencies; and other whistleblowing mechanisms; U.S.; Directors’ agenda. n Overseeing corrective and preventive mea- n Ensuring compliance by the Chief Executive n Review of internal audits and de?cien-sures and its adoption that resulted from Officer with the resolutions adopted by the cies around operative risks, and review of The members of our Audit Committee, our internal and external controls and audits; shareholders and Board of Directors; and 2022 plan to mitigate operative risks and Corporate Practices and Finances Committee, self-audits; and our Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly n Evaluating the performance of external n Analyzing the risks identi?ed by indepen-auditors and analyzing the reports, opin- dent auditors, accounting, internal control n Review of claims and reports presented named the Sustainability Committee) are ions and other information issued by such and process assessment areas. through Cemex’s reporting system and of appointed by our shareholders. For a full external auditors; disciplinary measures taken during 2022; description of the Board Committees responsibilities, please refer to our website at Key matters dealt with during 2022: n Reviewing ?nancial statements; n Review and audit or analysis of speci?c n Meetings and presentations with the exter-www.cemex.com. matters in several Cemex subsidiaries; nal auditor; n Informing the Board of Directors of the state of the company’s internal controls, n Review of ?nancial statements for year- n Review of cybersecurity and ESG related internal audit and accounting systems; ended December 31, 2021 and ?rst three information as it impacts risks and internal 6 quarters of 2022, of information presented controls; and n Supporting the Board of Directors in pro- in Cemex’s annual report for the year ducing different reports submitted to the ended 2021, and preparation and deliv- n Review of most relevant transactions and 100% shareholders; ery of the 2021 Audit report presented to matters during the 2022 calendar year. Cemex’s ordinary General Shareholders Meetings Attendance Meeting held in March 2022; CEMEX 2022 INTEGRATED REPORT 98

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE E ENGAGING OUR STAKEHOLDERS S FINANCIAL PERFORMANCE GOVERNANCE G PERFORMANCE IN DETAIL APPENDIX

Corporate Practices and Finance Committee

Francisco Javier Fernández Carbajal - President

Rodolfo García Muriel

Armando Garza Sada

Responsibilities:
- Performing the role of a nomination and compensation committee;
- Reviewing related party transactions, any conflicts of interest, and unusual or material transactions;
- Reviewing different policies, including regarding use of corporate assets;
- Evaluating financial plans, merger and acquisition opportunities, and waivers granted to directors or executive officers regarding participation and benefiting of corporate opportunities;
- Identification, evaluation and follow up on the main risks affecting the company and its subsidiaries; and
- Reviewing the financial strategy and its implementation.

Key matters dealt with during 2022:
- The evaluation of full year 2021 financial results;
- Review of the 2022 budget, the 2022 financial plan to Cemex's Board of Directors, and the annual and variable compensation of Cemex's Chairman of the Board of Directors and Cemex's Chief Executive Officer for the year 2022, as well as the variable compensation of senior managers;
- Review of relevant tax matters and pension fund status and evaluation;
- Review of different matters presented at Cemex's Ordinary and Extraordinary General Shareholders' Meeting held in March 2022;
- Review of proposals on donations, related party transactions, conflict of interest, derivative transactions, and recommendations to the Cemex Board of Directors on these matters; and
- Review of 2022 Growth Strategy; Quarterly Results; Financial Transactions; and the Global Risk Agenda for the period 2022-2023.

4 Meetings

100% Attendance

Sustainability, Climate Action, Social Impact, and Diversity Committee
(formerly named the Sustainability Committee)

Armando J. García Segovia - President

Fernando A. González Olivieri

Francisco Javier Fernández Carbajal

Marcelo Zambrano Lozano

Responsibilities:
- Overseeing sustainability, social impact, and diversity policies, strategies, goals and programs;
- Overseeing human rights policies, strategies and programs.
- Evaluating the effectiveness of sustainability and climate action, social impact, and diversity programs, goals and initiatives;
- Identifying the main risks concerning sustainability-related matters and overseeing mitigating actions;
- Providing assistance to the Chief Executive Officer and senior management team regarding the strategic direction on sustainability and social responsibilities model; and
- Providing assistance to the Corporate Practices and Finance Committee as needed on diversity matters.

Key matters dealt with during 2022:
- Review Cemex's 2022 Integrated Report structure, content and overall performance, presented in March 2022;
- Review of key sustainability performance indicators (e.g. climate action, H&S, water and biodiversity, circular economy, social impact), of benchmarking with industry peers, and of Cemex's ESG rankings and ratings;
- Review of the 2022-2023 sustainability risk agenda, Cemex's Future in Action performance against updated 2025 and 2030 targets and improvement plans, and diversity and inclusion initiatives and 2023 goals;
- Review of Cemex's sustainability linked financing framework;
- Review of Cemex's leadership and learning platforms;
- Review of compliance and ethical initiatives and 2022 results of such initiatives.

The description of responsibilities for the Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly named the Sustainability Committee) include appointed broadened responsibilities.

4 Meetings

94% Attendance

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EXECUTIVE COMMITTEE

Fernando A. González (68)



Chief Executive Officer (since 2014)

Since joining Cemex in 1989, Fernando A. González has held various positions in the Strategic Planning, Business Development and Human Resources departments through 1998. From 1998 through 2009, Mr. González led various regions of Cemex, including SCA&C, Europe, Asia and Oceania. He was appointed as Cemex's Executive Vice President of Planning and Development in May 2009, and he was appointed Cemex's Chief Financial Officer in 2011. Mr. González held these positions until he was named Chief Executive Officer in 2014. He is a member of the Board of Directors of GCC, S.A.B. de C.V. and of Axtel, S.A.B. de C.V. He is a member of the Board of Trustees of Tecmilenio University, which forms part of the Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. González holds a BA degree in Business Administration, and an MBA from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Maher Al-Haffar (64)



Executive Vice President of Finance and Administration and Chief Financial Officer (CFO) (since 2020)

Maher Al-Haffar joined Cemex in 2000 and has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs. Additionally, he is a member of the UN Global Compact CFO Coalition for the SDGs. Maher was a member of the NYSE Advisory Board and, before joining Cemex, he spent nineteen years with Citicorp Securities Inc. and with Santander Investment Securities as an investment banker and capital markets professional. He holds a BS degree in Economics from the University of Texas and a Master's degree in International Relations and Finance from Georgetown University.

At the executive level, our CEO and members of our Executive Committee oversee the day-to-day operation of our company.

Mauricio Doehner (48)



Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact (since 2021)

Mauricio Doehner joined Cemex in 1996 and has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico, and most recently Executive Vice President of Corporate Affairs and Enterprise Risk Management. Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA – Cámara de la Industria de Transformación) between 2012 and 2013. He's currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX – Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas, EGADE Business School and Museo de Arte Contemporáneo de Monterrey, A.C. He holds a BA degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, holds an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master's in Public Administration from Harvard University.

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Jesús González (57)



President of Cemex South, Central America and the Caribbean (since 2019)

Jesús González joined Cemex in 1998 and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in Cemex USA, President of Cemex Central America, President of Cemex UK and, more recently, Executive Vice President of Sustainability and Operations Development. Additionally, he is Cemex Latam Holdings, S.A.'s Chairman and member of the board of directors, as well as its Chief Executive Officer. He holds a BS in Naval Engineering and an M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid, as well as an MBA from IESE—University of Navarra, Barcelona.

Luis Hernández (59)



Executive Vice President of Digital and Organization Development (since 2020)

Luis Hernández joined Cemex in 1996 and has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as Cemex Ventures. He holds a BS degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master's degree in Civil Engineering, and an MBA from the University of Texas at Austin.

José Antonio González (52)



Executive Vice President of Strategic Planning and Business Development (since 2020)

José Antonio González joined Cemex in 1998 and has held executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas, including most recently, Executive Vice President of Finance and Administration (CFO). Additionally, Mr. González is a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel, S.A.B. de C.V. He holds a BS degree. in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

Sergio Menéndez (52)



President of Cemex Europe, Middle East, Africa & Asia (since 2020)

Sergio Menéndez joined Cemex in 1993 and has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of Cemex Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and most recently, as Vice President of Distribution Segment Sales in Mexico. He holds a BS degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

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Jaime Muguiro (54)



President of Cemex USA (since 2019)

Jaime Muguiro joined Cemex in 1996 and has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He headed Cemex's operations in Egypt, our former Mediterranean Region, and more recently, our operations in the South, Central America, and the Caribbean region. He holds a BA degree in Management from San Pablo CEU University in Spain, a Law degree from the Universidad Complutense de Madrid, and an MBA from the Massachusetts Institute of Technology.

Louisa (Lucy) P. Rodriguez (63)



Executive Vice President of Investor Relations, Corporate Communications and Public Affairs (since 2021)

Lucy Rodriguez joined Cemex in 2006 and has held several executive positions including Head of Investor Relations. She has over 25 years of experience in international finance and capital markets. Prior to Cemex, Ms. Rodriguez spent 15 years at Citibank and Santander where she was a capital markets professional in Emerging Markets and held various senior management roles. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant. She holds a BA degree in Economics from Trinity College (Hartford, CT), an MBA from New York University, and a Master's from Columbia University School of International and Public Affairs.

Ricardo Naya (50)



President of Cemex Mexico (since 2019)

Ricardo Naya joined Cemex in 1996 and has held several executive positions, including Vice President of Strategic Planning for the South, Central America and the Caribbean region, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Poland and the Czech Republic, Vice President of Strategic Planning for the United States, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and most recently, President of Cemex Colombia. He holds a BA degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey de Monterrey and an MBA from the Massachusetts Institute of Technology.

Juan Romero (65)



Executive Vice President of Sustainability, Commercial and Operations Development (since 2019)

Juan Romero joined Cemex in 1989 and has held several senior positions, including head of operations in Colombia and Mexico, President of Cemex's South America and the Caribbean Region, President of our Europe, Middle East, Africa and Asia Region, and, most recently, President of Cemex México. He also assumed the Global Supply Chain Development functions at Cemex effective as of October 1, 2020, and currently leads our Digital Marketing function as well. Additionally, Mr. Romero was appointed Vice President and representative of the board of directors of the National Chamber of Cement (Cámara Nacional del Cemento) in June 2011 and is also a member of the board of directors of GCC, S.A.B. de C.V. He holds a Law degree and a BS degree in Economics and Business Administration, both from the University of Comillas in Spain.

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Executive Compensation

In 2022, we paid an aggregate amount of US$44 million in compensation to the members of our Board of Directors and our senior management, of which US$29 million was paid as base compensation and cash-based performance bonuses, including pension and post-employment benefits, and US$15 million corresponds to stock-based long-term compensation. Members of our Board of Directors are compensated in a fixed amount based on participation in meetings of our Board of Directors, which is approved each year at our general ordinary shareholders' meeting. The Chairman of our Board of Directors is compensated in a similar manner as our senior management.

Beginning 2022, our Variable Compensation Plan includes a new CO_2 Emissions Component related to our carbon reduction goals

Variable Compensation Plan

The Variable Compensation Plan available to our senior management takes into account individual performance, as well as metrics that consider their business unit's, regional and consolidated global results as compared to the company's specific annual target goals, including certain health and safety and sustainability-related factors. Beginning 2022, our Variable Compensation Plan includes a new CO_2 Emissions Component related to our carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual Variable Compensation Plan. Furthermore, in March 2022, we announced that our Variable Compensation Plan was expanded to cover approximately 4,400 employees, eligible for executive variable compensation. During 2022, the variable compensation payment to employees was US$6.9 million.

COMPENSATION OF CEMEX, S.A.B. DE C.V.'S CHIEF EXECUTIVE OFFICER AND SENIOR MANAGEMENT

Full Year 2022 - Chief Executive Officer	%
Salary	20%
Short Term Performance Bonus (Cash)	20%
Long Term Performance Bonus (Restricted Stock)	40%
Long Term Performance Shares	20%
	100%

Full Year 2022 - Senior Management	%
Salary	42%
Short Term Performance Bonus (Cash)	22%
Long Term Performance Bonus (Restricted Stock)	22%
Long Term Performance Shares	14%
	100%

Restricted Stock Incentive Plan

Our senior management receives stock-based compensation by being allocated a specific number of restricted CPOs as variable compensation to be vested over a four-year period. We have three compensation programs that conform to our Restricted Stock Incentive Plan: (1) the Ordinary Plan, whose annual award is calculated based on the result of the gross annual guaranteed compensation of the participants in Dollars as of May 31 of each calendar year, times a management factor ranges from 12% to 28%, divided by the last 90-day average closing price converted into Dollars of Cemex's CPOs as of June 30 of such calendar year; (2) the KVP Plan, which includes executives in key-value positions and whose annual award is based on the result of the variable cash compensation bonus in Dollars paid in April 2021 2022 to these participants and divided by the last 90-day average closing price, converted into Dollars, of CPOs as of April 15 of each calendar year; and (3) the Performance Plan, a long-term performance plan with compensation based on Cemex's total shareholder return versus peer groups and vesting occurring at the end of three years in a single 100% block.

Compensation of Cemex, S.A.B. de C.V.'s Chief Executive Officer and Senior Management

The base salary of the Chairman of our Board of Directors is 27% fixed and 73% variable.

Our executive compensation structure is reviewed every two years by WTW, a firm specializing in multinational risk management, insurance brokerage, and company advisory. The total compensation (including fixed and variable compensation) of the Chairman of our Board of Directors and Chief Executive Officer is approved every year by the Corporate Practices and Finance Committee of our Board of Directors, which is integrated by three independent directors.

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ETHICS AND COMPLIANCE

Commitment to Compliance

At Cemex, we are committed to conducting our business in compliance with applicable laws, regulations, and corporate policies and in accordance with high ethical standards, as embedded in our Code of Ethics and Business Conduct (Our Code), which is periodically ratified by our employees.

Living the principles in Our Code is key to our success and our ability to achieve our strategic vision. Inspiring and empowering our people to always do the right thing is fundamental to our vision of building and sustaining a better and stronger future.

Cemex´s commitment to compliance is clearly communicated by our company´s leadership. Our values and ethical standards are conveyed throughout our organization through communication campaigns, trainings, Our Code, and other corporate policies, and through internal meetings. Furthermore, at Cemex, one of our core values is Act with Integrity. Act with Integrity is a must in our day-to-day interactions, as it is crucial for Cemex´s sustained success in fostering a workplace environment in which our people can thrive. The value of Act with Integrity is even included as one of the five core competencies that are taken into consideration in employee performance evaluations.

Global Compliance Program

Our governance best practices include robust global compliance and audit programs, as well as initiatives on ethical business dealings and conflicts of interest. Cemex's Global Compliance Program incorporates risk analysis, due diligence and third-party risk management, trainings, audits and investigations, and communication campaigns at all levels of our organization.

A GLOBAL COMPLIANCE PROGRAM WITH MULTI-DISCIPLINARY GOVERNANCE STRUCTURE


AUDIT COMMITTEES*
Evaluate internal controls and procedures and oversee remediation.
GLOBAL ETHICS & COMPLIANCE COMMITTEE
Defines global ethics compliance strategy.
ETHOS GROUP
Oversees and manages the Global Compliance Program.
LOCAL ETHOS COMMITTEES
Implement local ethics strategies and investigate complaints.
COMPLIANCE
TRAININGS
AUDITS & INVESTIGATION
COMMUNICATION
DUE DILIGENCE AND THIRD-PARTY RISK MANAGEMENT
GOVERNANCE
LAWS & REGULATIONS
POLICIES, GUIDELINES & STANDARDS
RISK ANALYSIS

*Cemex's publicly listed subsidiaries have their own audit committees.

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AUDIT COMMITTEE
ETHOS Group
Global Ethics & Compliance[1]
22 Local ETHOS Committees[1]
Local Administrator
Coordinates Committee
Manages local ETHOSline reports and follow-up
Follow-up on investigations
Coordinates local communication and training.
Compliance Organization
Compliance Department (Legal)
Develops and updates relevant internal policies.
Conducts training sessions and legal audits.
Defines, coordinates, and implements due diligence processes on third parties.
Conducts investigations of complaints regarding compliance-related matters and ethics-related issues (where applicable).
Constantly monitors changes and updates to laws, regulations, and best practices.
Enterprise Risk Management
Responsible for analyzing local and global compliance risks.
Performs risk oversight, including risk identification, monitoring, assessment, reporting and mitigation.
Follows up on risk mitigation measures.
Conducts investigations of complaints regarding ethics-related issues (where applicable).
Global Enterprise Services[2]
Delivers business services to Cemex operations, while complying with both our internal and external control requirements and corporate governance model.
Performs part of the internal control responsibilities such as SOX testing, following up on remediation plans, and performing change management tests.
Conducts investigations of complaints regarding ethics-related issues (where applicable).
Internal Control
Responsible for implementing controls and compliance with policies and procedures.
Deploys an internal control model to reduce risk exposure and the likelihood of material deficiencies in the processes governing our company's operations.
Oversees the implementation of controls and compliance with policies.
Conducts investigations of complaints regarding ethics-related issues (where applicable).
Human Resources
Global HR prepares and updates, together with other areas, our Code of Ethics and Business Conduct.
Global HR coordinates and manages the Local ETHOS Committees.
Global HR is responsible for the global administration of our ETHOSline and case dissemination to local committees.
Communicates and provides training on ethics-related matters and Cemex values.
Conducts investigations of complaints regarding ethics-related issues (where applicable).
Process Assessment[3]
Responsible for conducting internal audits of controls and compliance with policies.
Conducts worldwide internal audits.
Performs SOX audit management tests.
Conducts investigations of complaints regarding ethics-related issues (where applicable).

Six corporate departments work together, seeking that our ethics and compliance efforts permeate every corner of our organization.

Third Parties

It is important that third parties with whom we do business are aligned with our core set of principles. As such, Cemex places a high priority on verifying that third parties are reputable and able to meet the guidelines. We have guidelines to review third parties with whom we do business and also have a due diligence and third-party risk management framework in place. As part of our third-party risk management standards, we also have internal policies which define specific procedures for the review and authorization of donations, sponsorships, and contributions.

1. Committees are comprised of representatives of each Compliance Organization functional areas, one or two commercial/ operation representatives, and a Local ETHOS administrator.
2. Participates in Local ETHOS Committees only when there is no Internal Control function directly in such business unit.
3. Only participates in the Global Ethics & Compliance Committee, ETHOS Group, and Corporate ETHOS Committee.

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Global Conflicts of Interest and Related Person Transactions

Our policy on Conflicts of Interest reaffirms our position that all members of the Cemex Group (including our CEO, Executive Committee, and Board of Directors) shall always act in accordance with Cemex's best interests and directly prohibits the Cemex Group from entering into transactions and/or negotiations where a conflict of interest may exist. Employees are required to self-report any actual, potential, or apparent conflict of interest in our global reporting process and digital platform. All reports are evaluated and authorized, if applicable, by a multidisciplinary team as well as the employee's supervisor. In line with the new conflicts of interest process, we also carry out a related party transaction review which seeks to comply with applicable regulations and market practices to report and review any transactions with related persons

Anti-Corruption

Our Global Anti-Corruption Policy emphasizes Cemex´s zero-tolerance stance on bribery and corruption. It covers a myriad of topics, including conflicts of interest, donations, gifts and hospitalities, government interaction, and red flags when dealing with third parties. Regarding government interaction, our policy prescribes best practices, specific rules, and tools for the management of relationships with both government entities and officials. Some examples include:

- A specific category in our accounting system to identify payments to, and revenues from, government entities, permitting their identification as separate line items;
- Our Government Interaction Tool, which tracks, documents, and provides a user-friendly system for authorizing interactions between government officials and Cemex employees before they take place, whenever there will be an expense made on Cemex's behalf; and
- Internal controls that are particularly focused on overseeing compliance with our government interaction guidelines and rules.

Additionally, we have a Corporate Hospitalities to Government Officials Policy which specifically regulates entertaining, gifts, travel expenses and other hospitalities provided to government officials.

As part of the Global Compliance Program, enhanced monitoring is given to the most sensitive countries concerning corruption risks pertinent to the countries in which we operate. During 2022, our main standalone operations in terms of revenues were: the U.S. (medium risk), Mexico (high risk), U.K. (low risk), Israel (medium risk), France (low risk), Germany (low risk), Spain (medium risk), Poland (medium risk), the Philippines (high risk), Colombia (high risk), the Dominican Republic (high risk), and Panama (high risk). We also operate in other countries of which some are low and medium risk (such as United Arab Emirates, Croatia, the Czech Republic, among others), and high risk (such as Haiti, Guatemala, Nicaragua, among others). This risk classification is based on Transparency International's 2022 Corruption Perception Index.

Anti-Money Laundering

Cemex has a zero-tolerance stance on money laundering by its employees, subsidiaries, or any third-party doing business with Cemex, which is reflected in our Global Anti-Money Laundering Policy. The policy provides guidelines and mechanisms so that Cemex employees can help detect, mitigate, and prevent suspicious activity that might indicate potential money laundering. Some of the main aspects of our Global Anti-Money Laundering Policy includes the obligation for Cemex employees to report suspected money laundering misconduct, a list of red flags to help employees identify risky situations, a mechanism for reporting, and a clear description of the acceptable forms of payment that Cemex can receive from third parties.



International Trade Compliance and Sanction Programs

As stated in Our Code, we must follow all trade control, economic sanctions, and anti-boycott laws wherever we operate. We incorporate sanctions screening into our due diligence procedures to avoid any transactions or dealings with blacklisted individuals or entities, or those included in sanctioned programs or countries.

Insider Trading

Our Insider Trading and Transactions with Cemex Securities Policy regulates the use of Cemex´s material non-public information in accordance with applicable securities laws and regulations. The policy provides employees with a comprehensive framework so that our employees can be aware of what is permitted and what is prohibited. Additionally, as needed, we send quiet period communications to relevant employees during certain sensitive periods such as quarterly earnings to further reinforce our rules around insider trading.

Our Global Anti-Corruption Policy emphasizes Cemex´s zero-tolerance stance on bribery and corruption.

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Antitrust Compliance

Cemex is fully committed to conducting our business in accordance with the principle of fair trade and competition in the countries where we operate. Our Global Antitrust Compliance Policy promotes compliance with all applicable antitrust laws and regulations in the countries where we operate.

Additionally, we also have policies in place to promote compliance with the following topics:

- Conflict Minerals: emphasizes Cemex´s commitment to review its supply chain to avoid the use of Conflict Minerals and to comply with the applicable reporting requirements.
- Information Retention: establishes guidelines to retain and destroy documents and information in accordance with applicable laws and regulations.
- Use of Assets: defines the proper use of Cemex assets by employees.
- Data Protection and Privacy: sets out Cemex employees´ obligations to comply with applicable legal requirements in relation to personal data and the rights of data subjects.
- Intellectual Property (IP): sets out the principles of the creation, acquisition, formalization, registration, maintenance, ownership, and capitalization of all IP and provides procedures for the disclosure, protection, and management of IP.

Training on Business Ethics and Compliance Principles

Cemex´s business ethics and compliance principles are continually reinforced with employees through trainings, compliance sessions, communications, and self-reporting requirements.

During 2022, a total of 15,466 employees received training sessions on a variety of ethics and compliance-related matters, such as anti-corruption, anti-money laundering, conflicts of interest, data protection, employee relations, sanction programs, and third-party risk management, among others. A total of 14,497 hours were dedicated to these training efforts.



2022 ETHICS AND COMPLIANCE RELATED PROGRAMS

	People Trained (Employees)		People Trained (External)		TOTAL	
TOPIC	N° of employees trained	Total training hours	N° of external people trained	Total training hours	Number of individuals trained	Total training hours
Anti-corruption and Anti-bribery	1,119	523.8	7	4	1,126	527.75
Anti-Money Laundering	3,300	2,419	4	1	3,304	2,420
Antitrust	3,563	4,702.6	20	30	3,583	4,732.6
Code of Ethics and Business Conduct	1,530	756.8	272	136	1,802	892.8
Cybersecurity	543	543	28	28	571	571
Data protection	432	129.6	0	0	432	129.6
ETHOS Do the Right Thing - Conflicts of Interest, Employee Relations & Harassment and Fraud	1,248	1,248	220	220	1,468	1,468
Conflicts of Interest	175	155.5	0	0	175	155.5
Granting Powers of Attorney	16	24	0	0	16	24
Insider Trading/Privileged Information	428	112.3	0	0	428	112.25
Sanctions	1,142	340.1	0	0	1,142	340.05
Sexual Harassment	117	117	0	0	117	117
Third-Party Risk Management	735	258.1	0	0	735	258.05
Third-Party Processes (Donations, and/or Sponsorships)	14	14	0	0	14	14
Unconscious Bias	1,033	3,099	13	39	1,046	3,138
Other: Intellectual Property	52	26	0	0	52	26
Other: Contracts	19	28.5	0	0	19	28.5
TOTAL	15,466	14,497	564	458	16,030	14,955

1. The number of employees trained considers all individuals who were employed by Cemex at any point throughout the year. The total accounts for all trainees that participated in the training sessions. Some employees participated in more than one training session and thus would account for more than one trainee.

2. As part of the anti-corruption and anti-bribery trainings, Cemex has an anti-corruption pathway which is mandatory for the target audience every 2 years.

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Communications on Ethics and Compliance

We take advantage of digital tools and platforms to communicate our efforts and legal requirements on ethics and compliance. As part of compliance awareness efforts, our "Compliance News", a newsletter that includes summaries on relevant compliance updates from both external and internal sources as well as reinforcements of various internal news and updates regarding policies, processes and/or employee obligations, is published on a regular basis.

Additionally, in coordination with our Human Resources department, targeted notifications are sent to specific employees about newly implemented or revised policies and procedures relevant to their roles. We closely work with areas within the company to ensure that ethics and compliance messages are emphasized in global, regional, and local institutional channels.

Reporting and Investigations

ETHOSline

ETHOSline is our institutional reporting mechanism, accessible through our company website, mobile devices or our intranet, that is open and free for anyone to use. This secure, confidential, and independent platform is available 24 hours a day, seven days a week, to both employees and the general public to report any allegations of misconduct anonymously or confidentially. To secure the confidentiality, ETHOSline runs on a platform provided by NAVEX Global, a third-party expert on ethics and compliance reporting. Certain reports go directly to the company's internal audit area, which directly reports to Cemex's Board of Directors' Audit Committee (all of the committee's members are independent board members).

At Cemex, we believe it is essential to have a trusted, secure channel in which our employees, our stakeholders, or any third party can raise a concern or suspicion about ethics or compliance violations via the online portal, email, or phone line. Cemex encourages anyone to come forward and, accordingly, maintains a strict no-retaliation policy against anyone who reports in good faith.

Each report, complaint, or inquiry received through our ETHOSline is duly processed and disseminated to the corresponding areas for review and follow-up. If considered necessary, an investigation will be carried out, in a reasonable timeframe, to obtain objective information to be able to make an appropriate decision. If a report is found to be substantiated, the corresponding disciplinary measures will be taken.

To achieve impartial, credible, fair and consistent results, our ETHOS governing bodies must abide by our ETHOS manuals which provide directives and guidelines on how to properly manage reports, complaints, and inquiries received through ETHOSline, with the purpose of guaranteeing an effective end-to-end process.

During 2022, a total of 786 cases were reported through our official channels, of which 74% were received through ETHOSline, and approximately 25% through local committees, and 1% through our Global Ethics and Compliance Committee. Out of those cases, 713 were closed by the end of 2022, of which 48% were substantiated. As a result of the investigations, 95 employees were dismissed, 39 employees received remedial training, and 157 employees were subject to disciplinary action, 33 contractors were prohibited from working for Cemex, 13 contractors received disciplinary actions, and two customers can no longer have a business relationship with Cemex. Additionally, 69 internal processes and policies were reviewed and updated. We also received 78 inquiries through our official channels.

Internal Legal Audits

Our internal legal audits serve as another means to evaluate and verify the knowledge and compliance of Cemex´s relevant policies by certain key employees. The ultimate purpose of this exercise if to identify areas of opportunity to continuously improve and enhance our compliance policies and procedures.

347 internal legal audits were conducted in 2022, both in person and remotely, in 23 countries with a particular focus on anti-corruption, anti-money laundering, antitrust, international trade compliance matters, insider trading and handling Cemex's confidential information.

We performed audits in

90%

of high-risk countries, in line to achieve our 2025 target of 100%.

CASES RECEIVED THROUGH ETHOSline

(percentage)



10
0
11
CASES RECEIVED
53
26
Employee Relations, diversity and workplace respect
Business Integrity
Misuse, misappropriation of corporate assets
Environmental, Health & Safety
Accounting, Auditing and Financial Reporting

77%

of ethics cases closed in two months or less, surpassing our 2025 target of 70% and in line to reach 80% in 2030

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RISK AND OPPORTUNITY MANAGEMENT

Cemex operates in a dynamic business environment that exposes the company to different risks and opportunities that could impact the achievement of its strategic priorities.

Risk and Opportunity Management

Risk & Opportunity Management System

Cemex has set up an Enterprise Risk Management (ERM) system across the organization to anticipate and manage the main risks and opportunities. Our ERM system is established at country, regional and global levels following a 'bottom-up' and 'top-down' strategy that allows information flow across the organization and supports better and informed decision making.

We review a company risk and opportunity agenda at least twice a year and update it on an ongoing basis. This agenda includes Sustainability, ESG, and climate-related risks and opportunities also managed within the ERM system.

Risk & Opportunity Governance

The **Board of Directors**, through the Corporate Practices and Finance Committee, is responsible for discussing the enterprise risk and opportunity agenda and reviewing the effectiveness of our risks and opportunities management system enforced by our Executive Committee. Through the Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly, the Sustainability Committee), the Board is also responsible for overseeing and providing guidance on Sustainability, ESG, and climate-related risks and opportunities.

The **Executive Committee** and senior management at country and regional levels are responsible for discussing main risks and opportunities, defining Cemex's risk tolerance, and enabling action plans for risk and opportunity management.

An **ERM team** with representatives at a global, regional, and country level provides visibility to the top management on main risks, opportunities, and their treatment strategies.

Ad-hoc **multifunctional committees** such as the Financial Risk Management Committee, ESG Committee, Information Security Committee, Ethos Committee, among others, manage specific risks.



Internal Control, Process Assessment, Compliance, Financial Risk Management, Insurance, Sustainability, among other areas complement our ERM system framework.

Risk management is embedded in Cemex's culture, strategy, decision making, capital allocation, and processes. Our ERM system aims to convert, when possible, risks into opportunities.

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Risk & Opportunity Management Process
Our global, regional, and country risk and opportunity agendas result from a comprehensive ERM process that is structured to identify and manage different types of risks, trends, emerging concerns, and opportunities that could impact Cemex's strategic priorities in the short, medium, and long terms.

Our risk management process adheres to international best practices from the Risk Management Society (RIMS) and Business Continuity Institute (BCI), and is compliant with ISO 31000:2018-Risk management standards and ISO 22300:2018-Business continuity management systems.

RISK & OPPORTUNITY MANAGEMENT PROCESS


Identification
Following a bottom-up and a top-down strategy, we employ risk interviews, online risk surveys, risk workshops, and external experts' insights, among other techniques, to identify strategic and operational events that could impact Cemex in the short, medium, or long term.
Monitoring
We constantly monitor the business environment in which we operate to effectively report risks and opportunities to decision-makers.
Assessment
Risks and opportunities are evaluated and prioritized employing qualitative and quantitative methods to determine their potential impact and likelihood of materialization in a specific timeframe.
Reporting
Main risks and opportunities are integrated into the enterprise risk and opportunity agenda, which is discussed by senior management at global, regional, and country levels. Relevant changes in the status of identified risks, opportunities and treatment measures are promptly communicated to decision makers through several reports.
Treatment
We define a risk owner as responsible for the treatment of a particular risk, and ERM representatives follow up on risk treatment actions, in some cases acting as coordinators of ad-hoc task forces focused to mitigate specific risks or capitalize on identified opportunities.

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Business Continuity & Crisis Management Program

Our Business Continuity & Crisis Management (BC&CM) framework is a fundamental part of the ERM system. BC&CM's protocols have shown to be key to respond to unexpected and operational risks with potential to disrupt business continuity. The program includes trainings, protocols, and drills aligned with our strategic priorities to protect our people, our surroundings, and our operations.

The BC&CM program enables proactive and effective risk management response during a disruptive event by assisting business units in safeguarding life, acting responsibly, and recovering business promptly, aiming to reduce recovery time, cost of disruptions, legal and financial exposures and ultimately, turn crisis into opportunities.

This program is managed by local Rapid Response Teams (RRT) deployed across our business units ("BU") and if required, escalated to country or functional areas, regional or global RRT. At every level, RRTs are trained multidisciplinary-teams responsible for monitoring, communicating, activating, coordinating, and delegating the execution of event-driven, stakeholder-driven, or process-driven protocols as well as timely objective-driven decisions.

TYPES OF RISKS


PRE MATERIALIZATION
M
POST MATERIALIZATION
Treatment measure
STRATEGIC / OPERATIONAL
FORESEEABLE
1 2 3 4
ERM Process
Deals with the causes of a risk to prevent its materialization
BUSINESS CONTINUITY & CRISIS MANAGEMENT (BC&CM)
UNEXPECTED
1 2 3 4
Business Continuity
Treats the consequences of a materialized risk using guidelines prepared in advance
Treatment measures and guidelines are prepared in advance to be executed once the risk materializes
FORESEEABLE WITH BUSINESS CONTINUITY
1 2 3 3 4
Some risks are treated with the ERM Process, but they evolve in such a way that they later require Business Continuity actions
ERM Process
Business Continuity

SUCCESSFUL SUPPORT DURING DISRUPTIVE EVENTS

In 2022, the BC&CM program enabled us to support business units in monitoring and managing several disruptive events such as earthquakes and hurricanes in Mexico, the U.S., SCA&C, and EMEA regions. Approximately 170 colleagues from different locations were trained and continuous situational reports were shared. Additionally, the latest Omicron variants waves were monitored, and mitigation actions were updated according to the local evolution of the COVID-19 pandemic.



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Main Strategic Risks and Mitigation Strategies

The following is a brief description of some of the main short-term, medium-term, and long-term risks faced by Cemex and their corresponding mitigation strategies.

Pandemic, Epidemic, or any Other Public Health Threat

Impact on Strategic Priorities: HS CC EG

Description	Potential Impact	Mitigation Actions
The emergence of a future pandemics and epidemics, or any public health threat that is easily spread, severe, difficult to contain, and long-lasting, may affect our business environment (e.g., supply chain disruptions) as well as the lives and health of our people and members of the communities where we operate.	Some of the pandemic's effects include, but are not limited to loss of life, temporary restrictions on production facilities, labor shortages, supply chain disruptions, inflationary costs, slowdown in economic and construction activity, financial markets volatility, among others. These effects may have a material adverse impact on our business financial condition, liquidity, and results of operations.	• Adhere to our health and safety protocols to safeguard the health and safety of our employees, their families, our customers, suppliers, and communities. • Maintain business continuity under government guidelines. • Implement Rapid Response Teams and Business Continuity plans to minimize operational disruptions. • Enhance customer experience through proven e-commerce platforms and distribution network. • Aid members of the communities in dealing with the health threat.

Uncertain Economic Conditions

Impact on Strategic Priorities: EG I

Description	Potential Impact	Mitigation Actions
Our industry, businesses, and markets are influenced by global, regional, and national economic conditions. Monetary policies to reduce inflation, divergence in policy paths in the largest economies and their potential cross-border negative effects, energy and food price shocks, global tightening of financing conditions triggering widespread emerging market debt distress, reduction of gas supplies from Russia, rapid growth of cryptocurrencies without clear regulation and geopolitical risks like fragmentation are some potential sources of economic risk.	Market contraction, lower sales, increased input, and operational cost, tightening of financial markets, among others, all of which could negatively impact our business, financial condition, liquidity, and results of operations.	• Enhance margin through EBITDA growth. • Deliver superior customer experience enabled by digital technologies and Cemex Go. • Enhance revenue streams across our businesses. • Optimize our portfolio for growth. • Execute financial strategy. • Maintain a strict cost discipline. • Establish long-term contracts to secure favorable input and operational costs.

HS Health & Safety | CC Customer Centricity | EG EBITDA Growth | I Innovation | S Sustainability

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Impact on Strategic Priorities: HS CC EG

Political and/or Geopolitical Uncertainty and Social Instability

Description	Potential Impact	Mitigation Actions
We are subject to the political, social, and economic environment of the countries where we operate. New governments, elections, changes and/or new public policies that take place in the countries where we operate, in addition to political and geopolitical events, such as changes in leadership, trade conflicts, social unrest, and political instability may continue to have a negative impact on the economy, social stability, and business environment. In February 2022, Russia's invasion of Ukraine led to global supply-chain disruptions, high inflation and energy prices that have the potential to impact our people, the global economy, financial markets, and global supply chains. We do not have operations in Russia, but the collateral impact on our markets, business results, and financial conditions will depend on how the situation evolves.	Economic slowdown or recession, social instability and/or business disruption, increased costs, stability of business landscape, impact on governability and rule of law, business continuity, delay to obtain or renew permits to operate, among others. All of these have the potential to impact our people, business, financial condition, liquidity, and results of operations.	• Execute tailor-made public affairs strategies per country. • Build long-term relationships with key stakeholders. • Cooperate and engage with governments, regulators, and legislators through business associations. • Implement and execute business continuity plans to minimize operational disruption. • Carry out security protocols to protect our employees. • Monitor political, geopolitical, and social events and plan scenarios to anticipate potential risks and opportunities.

Impact on Strategic Priorities: CC EG

Changes in Competitive Landscape

Description	Potential Impact	Mitigation Actions
The markets in which we operate remain highly competitive and include numerous industry players. New production capacities, increasing imports, new entrants, rising inflation and logistics costs, and aggressive pricing strategies by competitors, among others, have caused and may continue to cause supply-demand imbalances in our markets. Events like M&As and industry consolidation may also affect the competitive landscape.	Failure to compete effectively may affect our price and volume strategy and results of operations. We may lose substantial market share, our sales could decline or grow at a slower rate, and our pricing efforts could be hindered, any of which could materially and adversely impact our business, financial condition, liquidity, and results of operations.	• Deliver superior customer experience enabled by digital technologies. • Grow EBITDA through margin enhancement and a continuous pricing discipline. • Optimize portfolio; accelerate bolt-on investments and margin enhancement projects. • Secure public & private construction spending through our Public Affairs strategy.

HS Health & Safety CC Customer Centricity EG EBITDA Growth I Innovation S Sustainability

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Impact on Strategic Priorities: HS CC EG S

Environmental, Social, and Governance (ESG) Risks

Description	Potential Impact	Mitigation Actions
We are subject to environmental, social, and governance (ESG) laws, regulations, practices, and evolving stakeholder expectations. The lack of consensus and homogeneity on global ESG standards complicates the ability to comply with diverse stakeholder expectations. Non-compliance, or adherence to, or changes in such laws, regulations and practices, and/or their interpretation by stakeholders, stakeholders' expectations, and/or any significant delay in assessing the impact and/or adapting to such changes may result in potential risks.	Cost increases, fines, penalties, restrictions on production facilities, reputational damage, loss of customers, difficulty to retain and attract talent, investor activism, new mandatory operational and disclosure requirements, among other things, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.	• Cemex ESG Strategy, which includes Future in Action, Social Impact, Environmental, among other strategies. • Adhere to heightened ESG standards. • Comply with ESG laws and regulations. • Engage with key stakeholders for proactive communication and risk and opportunity management. • Continue operations of ESG related committees: Global ESG Committee, Regional and Country Sustainability Committees, CO_2 Task Force, Ethos Committee and Human Rights Taskforce. • Promote ETHOS line to report alleged ethics, compliance, or governance violations.

Impact on Strategic Priorities: HS CC EG I S

Climate-Related Risks

Description	Potential Impact	Mitigation Actions
Carbon Regulation-Transition Risk: Cemex is subject to a strict carbon pricing approach in the form of cap-and-trade systems in those geographies with a carbon regulation in place, particularly in Europe and some states in the U.S. In other geographies, Cemex faces risks in the short- and medium-term of transition to stricter carbon pricing or new regulation, either in the form of emission trading system or CO_2 tax. In some geographical regions, changes in cement production standards that promote low-carbon products, or changes in laws or regulations that allow the use or to maximize the use of clean energy for cement production, or changes in laws or regulations that incentivize circular economy practices in the construction process are still pending or in progress.	**Carbon Regulation Transition Risk:** Increased cost, pricing pressure exerted by imports from participants of countries with less stringent CO_2 regulations, and substantial penalties in case of non-compliance with laws and regulations, which in turn could have a material adverse effect on our business, financial condition, and results of operations.	• Actively participating in decarbonizing the construction materials industry through the definition of ambitious CO_2 emission reduction targets and the execution of our Future in Action Strategy We have committed to become a net-zero CO_2 company by 2050 across our entire value chain and our 2030 decarbonization roadmap was aligned and validated by the Science Based Targets initiative under its 1.5°C scenario.

HS Health & Safety | CC Customer Centricity | EG EBITDA Growth | I Innovation | S Sustainability

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Impact on Strategic Priorities: HS CC EG I S

Climate-Related Risks (continued)

Description	Potential Impact	Mitigation Actions
Technology-Transition Risk: Development of technologies is key to reduce our emissions to meet our 2050 Net-Zero CO_2 emissions across the value chain by 2050 from a 2020 baseline, certain sustainability-related key performance indicators included in our financing arrangements, and the limits of any cap-and-trade systems to which Cemex is subject. Our commitment to achieve certain climate action-related targets may require us to incur substantial investment related to the acquisition, development, and/or implementation of certain technologies. The failure to effectively develop and roll-out any necessary technologies, as well as the lack or late implementation of these new technologies, could lead Cemex to fail in achieving its 2050 Net-Zero CO_2 emissions goal and the limits of any cap-and-trade systems to which Cemex is subject, as well as cause Cemex to fail to comply with the sustainability-related key performance indicators contained in its financial arrangements.	**Technology-Transition Risk:** Substantial penalties and/or an increase in our cost of capital; reputational damage, and, in turn, a material adverse effect on our business, financial condition, and results of operations.	We believe that we have set one of the most ambitious 2030 targets in the construction materials industry: • **Scope 1 Goals*** 47% less of CO_2 per ton of cementitious material 41% less of carbon content in concrete • **Scope 2 Goals** 65% in clean electricity consumption • **New Scope 3 Goals**** 25% reduction in CO_2 per ton of purchased clinker and cement 30% reduction in transport emissions 40% reduction of scope 3 emissions per ton of purchased fuels 42% reduction in absolute scope 3 emissions from the use of traded fuels. Our targets are validated by the SBTi and are aligned with its Well Below 1.5°C scenario. Our Future in Action program recognizes that the opportunity for reducing emissions is not limited to the production process but to the entire life cycle of our products, as well as to transforming the industry's value chain. This program is built around six main pillars: (1) Sustainable products and solutions; (2) Decarbonizing our operations; (3) Circular Economy; (4) Water and biodiversity; (5) Innovation and Partnerships; and (6) Promoting a green economy. For more details about the program go to www.cemex.com • Implementation of Cemex CO_2 Taskforce, which is a multidisciplinary group with the participation of Sustainability, Operations and Technology, R&D, Energy, Supply Chain, and Cemex Ventures. • Anticipate, assess, prepare, and comply with CO_2-related laws and regulations.
Markets-Transition Risk: More stringent construction and energy efficiency standards are likely to foster the development of new low-carbon products and construction solutions. As consumer expectations continue evolving, there is a risk for Cemex of not meeting future market expectations in the form of new low-carbon products and solutions. In addition, the lack of incentives or CO_2-related regulations in some geographies could fail to incentivize the use of low-carbon products.	**Market- Transition Risk:** Reduced demand for our products and solutions, which may, in turn, have a material adverse effect on our business, financial condition, and results of operations. Cost increases, fines, penalties, restrictions on production facilities, reputational damage, loss of customers, difficulty to retain and attract talent, investor activism, among other things, which could have a material adverse effect on our business, financial condition, liquidity, and results of operations.	

* vs. our 1990 baseline
** vs. our 2020 baseline

HS Health & Safety | CC Customer Centricity | EG EBITDA Growth | I Innovation | S Sustainability

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Impact on Strategic Priorities: HS CC EG I S

Climate-Related Risks (continued)

Description	Potential Impact	Mitigation Actions
Reputation-Transition Risk: According to the Global Cement and Concrete Association (GCCA), the cement industry is the source of about 5% - 8% of the world's CO_2 emissions. Cement could be perceived as a relevant contributor to CO_2 global emissions. There is a risk of not meeting CO_2 reduction-related expectations or announced CO_2-related targets if other events relevant to achieve these targets do not materialize, like the development of the required technology or the enactment of new regulations.	**Reputation-Transition Risk:** Reduced demand for our products and solutions, and, in turn, a material adverse effect on our business, financial condition, liquidity, and results of operations.	• Active involvement in industry associations to promote the development of regulations with more sustainable practices. • Our Urbanization Solutions business also plays a key role within our strategic priorities by generating sustainable business alternatives that provide the market with highly efficient building solutions, and by promoting circular economy.
Physical risks (acute and chronic): Our operations and business are exposed to climate change patterns and acute physical climate risks, mainly extreme weather events such as tropical cyclones and blizzards, and chronic physical risks like rising sea levels, higher temperatures, or water stress could cause damage in the most exposed of our operations, impact our neighboring communities, as well as the disruption of our business continuity. According to a study conducted with the University of Alcalá Foundation and using the World Resources Institute Aqueduct tools, about 16% of our sites are in areas with high or extremely high-water stress.	**Physical risks (acute and chronic):** Business disruption, loss of sales, and even reputational damage or possible litigations. These events could have a material adverse effect on our people, business, financial condition, and results of operations. The decrease in sales volumes is usually counterbalanced by the increase in the demand for our products during the reconstruction phase.	**Physical risks (acute and chronic):** • Have a business continuity plan which integrates guidelines for rapid response teams, emergency support, crisis management, and business recovery. • Insure assets. However, in most cases, the insurance policy does not cover the total impact that an adverse event could have, which limits its effect. • Implement Water Action Plans (WAP). 2030 target: Implement WAPs in all priority sites with high-risk water stress. • New 2030 targets on freshwater withdrawal reduction by shifting to non-freshwater: 20% in cement, 15% in aggregates, 10% in ready-mix. • Provide construction solutions for resilient infrastructure. • For further information on climate-related risks and opportunities, please refer to CDP report, section C2.

HS Health & Safety CC Customer Centricity EG EBITDA Growth I Innovation S Sustainability

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Impact on Strategic Priorities: EG I

Financial Risks

Description	Potential Impact	Mitigation Actions
As a global company we are exposed to several financial risks, including but not limited to foreign currency translation, changing interest rates, liquidity, refinancing terms, and credit ratings, as well as counterparty risks, debt level adjustments, and compliance with covenants and restrictions, among others.	All these factors have the capacity to affect, including but not limited to, our capacity to generate cash to service our debt and to comply with covenants and restrictions, our outstanding indebtedness, the cost to service our debt, our liquidity, our consolidated reported results, our credit rating, and our capacity to access funds or capital, among others. All of these events could materially and adversely affect our business, financial condition, liquidity and results of operations.	• Execute liability management strategy. • Working toward a strong liquidity profile throughout our business cycle during the year. • Implement foreign exchange, interest rate and energy hedging strategy. • Execute comprehensive financial risk management strategy through Financial Risk Management Committee.

Impact on Strategic Priorities: CC EG

Regulatory and Compliance Requirements

Description	Potential Impact	Mitigation Actions
As a global company, we are subject to the laws and regulations of the countries where we operate. Some of these laws and regulations include, but are not limited to, areas such as anti-corruption, anti-bribery, anti-money laundering, anti-boycott, economic sanctions, trade embargoes, export control laws, environmental (e.g., CO_2, air emissions, circular economy and waste management, biodiversity, water), social (e.g. human rights, diversity), information security, mining, transportation, taxes, labor, among others. Furthermore, we are involved in various significant legal proceedings, including antitrust and regulatory matters which depend on law application and interpretation by local authorities. For more information, please refer to the Regulatory Matters and Legal Proceedings section of our 20-F form.	Any non-compliance with laws and regulations, and/or any significant delay in adapting to changes may result in potential cost increase, investigations, fines, and penalties, such as restrictions on production facilities, which could have a material adverse effect on reputation, business, financial condition, liquidity, and results of operations.	• Comply with applicable local, state, and federal laws and regulations • Enhance Cemex's Compliance program: new and updated policies and continued training, included, but not limited to, anti-trust programs. • Enhance our Code of Ethics and Business Conduct, which addresses anti-bribery, health responsibility, confidentiality, conflicts of interest, financial controls, and preservation of assets. • Request our employees to review and acknowledge our Code of Ethics and Business Conduct. • Improve internal controls through continuous internal audits and internal controls. • Incorporate compliance-related initiatives in the management of third parties. • Identify and assess potential new laws and regulations. • Implement our legal and public affairs strategy for ongoing legal cases. • Set provisions for legal proceedings when it is probable that an outflow of resources will be required.

HS Health & Safety | CC Customer Centricity | EG EBITDA Growth | I Innovation | S Sustainability

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Impact on Strategic Priorities: Energy Price Volatility Including Alternative Fuels CC EG S Description Potential Impact Mitigation Actions Electric energy and fuel costs represent an important part of Increased costs, energy supply disruption, increases in capital • Negotiate energy contracts to provide certainty on future our overall cost structure. spending and investment, impact on operating results. energy cost. The price and availability of electric power and fuels are gen- • Enter into long-term renewable contracts for energy and erally subject to market volatility and, therefore, may impact Our pricing strategy aims to transfer these costs to our cus- fuel supply that provide clean energy. our costs. We are exposed to high energy prices and fuel tomers, but if the strategy does not penetrate at the rate we expect, it has the potential to impact our sales volumes. • Increase use of alternative fuels. costs (e.g., gas and oil prices) and, in some regions, uncertain • Develop processes and products to reduce heat consump-energy supply availability due to several factors, included, but not limited to post-COVID-19 reactivation and Russia’s inva- If we are unable to comply with sustainability-linked ?nanc- tion in our kilns and optimize power consumption. sion of Ukraine, which provoked sanctions on Russian gas/ ing arrangements, it can result in damage to reputation and increase in cost of capital. All of this could have a material • Execute hedging for coal, diesel, and natural gas in the coal/oil affecting global supplies, mainly in Europe. ?nancial markets to reduce volatility. adverse effect on our business, ?nancial condition, liquidity, However, the energy situation in Europe encouraged gov- and results of operations. • Implement Energy Rapid Response Team in Europe to min-ernments to work in possible public financial support for imize operational disruption. industrial consumers to compensate high prices, which could represent an opportunity. • Monitor new potential energy regulations and public ?nan-cial support for industrial consumers. Moreover, governments in some countries where we operate are in process to modify energy market, reduce energy subsidies, introduce clean energy obligations, or impose new excise taxes. Our commitment to transition to and increase the use of alternative energy sources and fuels may limit our ?exibility to use energy sources and fuels that may be more cost-effective and could require more capital expenditures and investments than we currently have planned. Conversely, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility, inability to secure long-term contracts, or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs. This may result in problems to achieve the targets we have set in our Future in Action program and certain key performance indicators provided for in our sustainability-linked ?nancing arrangements, which, among other adverse effects, would damage our reputation and increase our cost of capital. All of this could have a material adverse effect on our business, ?nancial condition, liquidity, and results of operations. HS Health & SafetyCC Customer Centricity EG EBITDA Growth I Innovation S Sustainability CEMEX 2022 INTEGRATED REPORT 118

COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX

Impact on Strategic Priorities: CC EG S

Lower Availability or Increased Cost of Raw Materials

Description	Potential Impact	Mitigation Actions
In most of our businesses, we increasingly use certain by-products of industrial processes produced by third parties, such as pet-coke, fly ash, slag, and synthetic gypsum, among others, as well as natural resources such as aggregates and water. While we are not dependent on any supplier and we actively seek to secure the supply of our required materials, products, and resources through long-term renewable contracts and framework agreements, short-term contracts are entered into in certain countries where we operate.	Should existing suppliers cease operations, or reduce, or eliminate the production of these by-products, or should any suppliers for any reason not be able to deliver contractual quantities to us, or should laws and/or regulations in any region or country limit access to these materials, our sourcing costs could increase significantly or require us to find alternative sources, which could have a material adverse effect on our business, financial condition, and results of operations.	• Obtaining the supply of the required materials through long-term renewable contracts and framework agreements. • Monitor global aggregates, limestone, and natural resources reserves, identify critical levels, and secure reserves in attractive markets. • Monitor and anticipate permitting processes and regulations.

Impact on Strategic Priorities: CC EG

Cyberthreats and Information Technology Risks

Description	Potential Impact	Mitigation Actions
We increasingly rely on a variety of information technology, cloud services, and automated operating systems to manage and support our operations as well as to offer our products to our customers. Our systems and technologies (as well as those provided by our third parties) may be vulnerable to damage, disruption, or intrusion caused by security breaches, insider threat, employee mistakes, catastrophic events, power outages, computer system or network failures, computer viruses, and cyber-attacks.	Some cybersecurity incident could cause operational disruptions, impact our financials and reputation, and/or make us subject to regulatory fines that would damage our relationships with employees, customers, and suppliers.	• Adhere to Information Security Policies. • Increase awareness on cybersecurity culture among employees and third parties through incident response playbooks and drills. • Implement cybersecurity controls and monitor services. • Enhance insurance coverage (cyber-attack insurance.) • Obtaining and renewing the ISO 27001 certification on production plants for information security management to preserve confidentiality, integrity, and availability of data. • Renew, modify, upgrade required systems and technologies. • Track, analyze, and evaluate security trends and/or laws and regulations to uphold compliance and maintain best practices though our Information Security Committee.

HS Health & Safety CC customer Centricity EG EBITDA Growth I Innovation S Sustainability

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Impact on Strategic Priorities: HS EG S

Health and Safety Risks

Description	Potential Impact	Mitigation Actions
Activities in our business that are not executed responsibly might be dangerous and cause injury, illness, or even fatality to our employees, third parties, and contractors. In a similar way, accidents might end up damaging property or community environments.	Accidents that occur within our facilities may cause injury, illness, or fatality, disruptions to our business, and may have legal and regulatory consequences. We also may be required to assume costs and liabilities to compensate affected personnel or repair or replace damaged property. This could materially and adversely affect our reputation, business, liquidity, and results of operations.	• Zero4Life principle: aiming for zero recordable injuries, job-related illnesses, preventable vehicular incidents, and environmental events. • Prioritize the safety of our employees, contractors, and the communities where we operate. • Implement Health and Saf ety Protocols in our operations (Behaviors that Save Lives, Pandemic Endurance & Rapid Response Teams). • Adhere to high health and safety standards, monitor, prepare, and comply with health and safety recommendations.

Impact on Strategic Priorities: HS CC EG I S

Talent Attraction and Retention

Description	Potential Impact	Mitigation Actions
Attracting and retaining a specialized workforce, effectively planning leadership succession, and evolving to adapt to new work environments across our operations are key elements to ensure we achieve our strategic priorities. As digitalization and innovation advance and new generations enter the workplace, the construction materials industry could be perceived as less attractive than other industries or require talent with specific technical skills that are hard to acquire for key positions. Labor shortages, tight labor markets, wage inflation, labor activism, and new work environment expectations are some sources of risk that could negatively impact our talent management efforts.	Failure to adapt to new work environments and effectively manage talent could negatively impact our financial performance and result of operations and compromise the achievement of our strategic priorities.	• Evolve Cemex's culture, policies, and procedures to adjust to new work environments across all our operations. • Execute our institutional Workforce Experience program. • Improve our rewards and incentives programs. • Enhance our talent management process. • Continuously improve key initiatives seeking the attraction and retention of target groups.

HS Health & Safety | CC Customer Centricity | EG EBITDA Growth | I Innovation | S Sustainability

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Impact on Strategic Priorities: HS CC EG

Operational Disruption Due to Different Interests from Stakeholders

Description	Potential Impact	Mitigation Actions
Although we make significant efforts to maintain good long-term relationships with the communities and governments in the geographies where we operate, there can be no assurance that the mentioned stakeholders will not have different, or at times conflicting, interests or objectives from ours. These conflicting interests have been more common with respect to environmental issues. Despite agreement on the importance of addressing climate change, the differences concern the environmental aspects needed when obtaining/renewing a permit as our industry is usually perceived as more polluting. In addition, human rights is another relevant issue that could provoke differences, similar to those related to environmental issues, between us and our stakeholders.	Stakeholders with different, or conflicting interests could result in delays in legal or administrative proceedings, activism, negative media coverage, as well as in requests for the government to revoke or deny our concessions, licenses, or other permits. Any such occurrences could impact our people and could affect our business continuity, reputation, liquidity, and results of operations.	• Comply with applicable local, state, and federal laws and regulations. • Execute our Social Impact strategy and adhere to high social responsibility standards • Implement sustainable community engagement plans to build mutually beneficial long-term relations with key stakeholders. • Design business continuity plans to minimize business disruption. • Cooperate and engage with governments, regulators, and legislators through business associations to focus on providing solutions for key gov't priorities (e.g. waste management). • Implement internal controls on ESG reporting and discussion. • Reinforce our permits revision program to identify sites with permitting risks. • Develop an aligned communications strategy to avoid reputational damage from environmental issues.

Impact on Strategic Priorities: EG I

Industry Disruptions by Emerging Technologies or Alternative Solutions

Description	Potential Impact	Mitigation Actions
Our industry is in constant evolution as new technologies, processes, materials, players, and solutions are introduced at different stages of the construction materials industry value chain to increase its efficiency.	Failure to identify and/or adapt our business model to potential industry disruptors and effectively adopt the technology and resources required to stay on top of our industry's evolution could affect our competitive advantage and have a material adverse effect on our business financial condition, liquidity, and results of operations.	• Continue improving our strategy in R&D initiatives and projects. • Detect, develop, and commercialize disruptive, revolutionary, and sustainable construction projects through Cemex Ventures. • Identify high growth and sustainable business opportunities through Urbanization Solutions strategy.

HS Health & Safety CC Customer Centricity EG EBITDA Growth I Innovation S Sustainability

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Impact on Strategic Priorities: EG I

Industry Disruptions by Emerging Technologies or Alternative Solutions (continued)

Description	Potential Impact	Mitigation Actions
While we have been leading this evolution developing new technologies, businesses, partnerships, products and solutions through our R&D team, Cemex Ventures, Urbanization Solutions, Innovation and Sustainability strategy, other industry innovations from internal or external players, including but not limited to digitalization, automatization, new construction methods, new products, materials or manufacturing processes, sustainable practices, or other emerging technologies or solutions could potentially impact the industry's competitive landscape, the construction value, and our capacity to compete and/or keep our industry position.		• Continue with our research and development efforts on products, materials, and technologies. • Promote internal and external innovation (e.g. partner with innovative and sustainable companies). • Aim to deliver a superior customer experience enabled by digital technologies (e.g. Cemex Go). • Enhance Cemex's digital technology strategy (e.g. Digital Commercial Strategy, CX 4.0 Operations, Working Smarter).

Impact on Strategic Priorities: HS EG S

Just Transition: Collateral Impacts from Transitioning to a Greener Economy

Description	Potential Impact	Mitigation Actions
As we continue our path to become a net-zero CO2 company by 2050, we face several challenges to effectively achieve this transition without collateral social impacts. We are subject to the lack of preparedness and readiness of various actors (e.g. governments, suppliers) for the coming disruption to supply chains, workforces, communities, and customers caused by our transition to a "greener" economy. In addition, we depend on policy makers and governments to implement the right measures to develop the infrastructure and necessary regulations on time. Another challenge for us, is being able to train our people with the necessary skills so they are not left behind in this transition. A Just Transition works to oversee that our path to net-zero emissions and climate resilience is orderly, inclusive, and just, and that it is built on social dialogue, stakeholder engagement, and a universal respect for labor and human rights.	Increased scrutiny from investors, policymakers, and customers, raising potential reputational damage and possible legal or administrative proceedings, and activism. Additionally, there could be a potential non-compliance with the scope 3 targets, which we already announced, and possible conflicts with our employees and communities. All of which could impact our people, could affect our business continuity, reputation, liquidity, and results of operations. The pressure to decarbonize rapidly may increase awareness on how the process is implemented and managed.	• Include Just Transition in our Future in Action strategy. • Collaborate with several actors (e.g. ThinkLab - UN Global Compact) to maintain a fair, equitable, and healthy economy, as well as quality jobs and resilient cities and communities. • Develop solutions for the workforce with focus on ensuring equal opportunities and inclusion for women. • Favor policies and regulation aligned with decent work, social inclusion, and environment protection. • Develop a robust engagement with our communities through continuous dialogue and co-development of effective plans for community resilience; climate action; and identification and mitigation of human rights risks. • Support companies in our supply chain, especially SMEs, to design effective adaptation strategies to a "greener" economy (e.g. Cemex UNGC Supply Chain Program in Cemex Mexico to integrate the UNGC 10 principles into their strategy).

HS Health & Safety CC Customer Centricity EG EBITDA Growth I Innovation S Sustainability

CEMEX 2022 INTEGRATED REPORT 122

PERFORMANCE IN DETAIL We share an integral approach to our ?nancial and non-?nancial results and KPI. CEMEX 2022 INTEGRATED REPORT 123

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Millions of Dollars, except ADSs and per-ADS amounts

OPERATING RESULTS [1]	2020	2021	2022
Revenues	12,669	14,379	15,577
Cost of sales [2]	(8,586)	(9,743)	(10,755)
Gross profit	4,083	4,636	4,822
Operating expenses	(2,791)	(2,917)	(3,261)
Operating earnings before other expenses, net	1,292	1,719	1,561
Other expenses, net	(1,763)	(82)	(467)
Financial expense	(773)	(658)	(401)
Financial income and other items, net [3]	(115)	(79)	47
Earnings (loss) before income taxes	(1,310)	954	770
Discontinued operations [1]	(100)	(39)	324
Non-controlling interest net income [4]	21	25	27
Controlling interest net income (loss)	(1,467)	753	858
Millions of average ADSs outstanding [5,6]	1,498	1,495	1,478
Controlling interest basic earnings per ADS [5,7]	(0.98)	0.50	0.58
Controlling interest basic earnings per ADS from continuing operations [5,7]	(0.91)	0.53	0.36
Controlling interest basic earnings per ADS from discontinued operations [5,7]	(0.07)	(0.03)	0.22

STATEMENT OF FINANCIAL POSITION INFORMATION	2020	2021	2022
Cash and cash equivalents	950	613	495
Assets held for sale and other current assets	304	272	183
Property, machinery and equipment, net and assets for the right-of-use, net [1]	11,413	11,322	11,284
Total assets	27,425	26,650	26,447
Liabilities directly related to assets held for sale	6	39	–
Current debt and other financial obligations [10]	1,058	940	987
Non-current debt and other financial obligations [10]	10,127	8,217	7,838
Total liabilities	18,473	16,379	15,538
Non-controlling interest and perpetual debentures [4]	877	444	408
Total controlling interest	8,075	9,827	10,501
Total stockholders' equity	8,952	10,271	10,909
Book value per ADS [5,6]	5.39	6.57	7.11
OTHER FINANCIAL DATA [1]			
Operating margin	10.2%	12.0%	10.0%
Operating EBITDA margin [1]	18.9%	19.7%	17.2%
Operating EBITDA [1]	2,397	2,839	2,681
Free cash flow after maintenance capital expenditures [1]	955	1,101	553

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Notes to Selected Consolidated Financial Information

1. Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX's statement of operations present in the single line item of "Discontinued operations," the results of: a) Neoris N.V. ("Neoris") operations for the years ended December 31, 2020 and 2021 and for the period from January 1 to October 25, 2022; b) the operating segments in Costa Rica and El Salvador for the years ended December 31, 2020 and 2021 and for the period from January 1 to August 31, 2022; c) the white cement business sold in Spain for the year ended December 31, 2020 and for the period from January 1 to July 9, 2021; d) France related to the assets sold in the Rhone Alpes region for the year ended December 31, 2020 and for the three-month period ended March 31, 2021; e) certain assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and; f) the cement assets sold in the United States for the period from January 1 to March 6, 2020. (See note 4.2 in our 2022 consolidated financial statements included elsewhere in this annual report).

2. Cost of sales includes depreciation, amortization and depletion of assets involved in the production, expenses related to storage in producing plants, freight expenses of raw material in plants and delivery expenses of CEMEX's ready-mix concrete business.

3. Financial income and other items, net, includes the effects of amortized cost on assets and liabilities and others, net, net interest cost of pension liabilities, results from financial instruments, net, foreign exchange results, financial income and others.

4. In 2020, non-controlling interest includes $449 million of aggregate notional amount of perpetual debentures issued by consolidated entities. For accounting purposes, these perpetual debentures were included within stockholders' equity. In June 2021, CEMEX redeemed all its perpetual debentures. (See note 21.4 in our 2022 consolidated financial statements included elsewhere in this annual report).

5. CEMEX, S.A.B. de C.V.'s CPOs are listed on the Mexican Stock Exchange. CEMEX, S.A.B. de C.V.'s ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange ("NYSE"). In the Consolidated Financial Statements, earnings per share are presented on a per-share basis. (See note 23 in our 2022 consolidated financial statements included elsewhere in this annual report).

6. In 2020, 2021 and 2022, the number of ADSs outstanding, stated in millions of ADSs, represents: (i) the total average amount of ADS equivalent units outstanding of each year; and (ii) excludes the total number of ADS equivalents issued by CEMEX and owned by its subsidiaries.

7. For purposes of the selected financial information for the periods ended December 31, 2020 through 2022, the controlling interest basic earnings per ADS amounts were determined by considering the average amount of balance number of ADS equivalent units outstanding during each year.

8. Please refer to pages 263-264 for the definition of terms.

9. In 2020 excludes the white cement assets held for sale in Spain and certain assets in France. In 2021 excludes assets held for sale in Costa Rica and El Salvador. In 2022 excludes other assets held for sale. (See note 13 in our 2022 consolidated financial statements included elsewhere in this annual report).

10. From 2020 through 2022, other financial obligations include: a) lease contracts; and b) liabilities secured with accounts receivables. (See notes 2.9, 15.2 and 17.2 in our 2022 consolidated financial statements included elsewhere in this annual report).

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CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Dollars, except for earnings per share)

		YEARS ENDED DECEMBER 31,		
	NOTES	2022	2021	2020
Revenues	3	$ 15,577	14,379	12,669
Cost of sales	2.17, 5	(10,755)	(9,743)	(8,586)
Gross profit		**4,822**	**4,636**	**4,083**
Operating expenses	2.17, 6	(3,261)	(2,917)	(2,791)
Operating earnings before other expenses, net	2.1	**1,561**	**1,719**	**1,292**
Other expenses, net	7	(467)	(82)	(1,763)
Operating earnings (loss)		**1,094**	**1,637**	**(471)**
Financial expense	8.1, 17	(401)	(658)	(773)
Financial income and other items, net	8.2	47	(79)	(115)
Share of profit of equity accounted investees	14.1	30	54	49
Earnings (loss) before income tax		**770**	**954**	**(1,310)**
Income tax	20	(209)	(137)	(36)
Net income (loss) from continuing operations		**561**	**817**	**(1,346)**
Discontinued operations	4.2	324	(39)	(100)
CONSOLIDATED NET INCOME (LOSS)		**885**	**778**	**(1,446)**
Non-controlling interest net income		27	25	21
CONTROLLING INTEREST NET INCOME (LOSS)		**$ 858**	**753**	**(1,467)**
Basic earnings (loss) per share	23	$ 0.0197	0.0171	(0.0332)
Basic earnings (loss) per share from continuing operations	23	$ 0.0123	0.0180	(0.0309)
Diluted earnings (loss) per share	23	$ 0.0193	0.0168	(0.0332)
Diluted earnings (loss) per share from continuing operations	23	$ 0.0120	0.0177	(0.0309)

The accompanying notes are part of these consolidated financial statements.

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CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Millions of Dollars)

YEARS ENDED DECEMBER 31,

	NOTES		2022	2021	2020
CONSOLIDATED NET INCOME (LOSS)		$	**885**	**778**	**(1,446)**
Items that will not be reclassified subsequently to the statement of operations					
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19		176	263	(199)
Effects from strategic equity investments	14.2		(9)	(9)	(11)
Income tax income (expense) recognized directly in other comprehensive income	20		(32)	(26)	41
			135	228	(169)
Items that are or may be reclassified subsequently to the statement of operations					
Results from derivative financial instruments designated as cash flow hedges	17.4		80	60	(5)
Currency translation results of foreign subsidiaries	21.2		(326)	(400)	(193)
Income tax income (expense) recognized directly in other comprehensive income	20		18	70	19
			(228)	(270)	(179)
Total items of other comprehensive income (loss), net			(93)	(42)	(348)
TOTAL COMPREHENSIVE INCOME (LOSS)			**792**	**736**	**(1,794)**
Non-controlling interest comprehensive income (loss)			(36)	14	(181)
CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$	**828**	**722**	**(1,613)**

The accompanying notes are part of these consolidated financial statements.

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CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Millions of Dollars)

	NOTES	DECEMBER 31, 2022	DECEMBER 31, 2021
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	9	$ 495	613
Trade accounts receivable	10	1,644	1,521
Other accounts receivable	11	535	558
Inventories	12	1,669	1,261
Assets held for sale and other current assets	13	183	272
Total current assets		4,526	4,225
NON-CURRENT ASSETS			
Investments in associates and joint ventures	14.1	640	535
Other investments and non-current accounts receivable	14.2	293	243
Property, machinery and equipment, net and assets for the right-of-use, net	15	11,284	11,322
Goodwill and intangible assets, net	16	9,293	9,763
Deferred income tax assets	20.2	411	562
Total non-current assets		21,921	22,425
TOTAL ASSETS		**$ 26,447**	**26,650**
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Current debt	17.1	$ 51	73
Other current financial obligations	17.2	936	867
Trade payables		2,966	2,762
Income tax payable		368	437
Other current liabilities	18.1	1,225	1,202
Liabilities directly related to assets held for sale	13	–	39
Total current liabilities		5,546	5,380
NON-CURRENT LIABILITIES			
Non-current debt	17.1	6,920	7,306
Other non-current financial obligations	17.2	918	911
Pensions and other post-employment benefits	19	695	999
Deferred income tax liabilities	20.2	394	485
Other non-current liabilities	18.2	1,065	1,298
Total non-current liabilities		9,992	10,999
TOTAL LIABILITIES		**15,538**	**16,379**
STOCKHOLDERS' EQUITY			
Controlling interest:			
Common stock and additional paid-in capital	21.1	7,810	7,810
Other equity reserves and subordinated notes	21.2	(1,555)	(1,371)
Retained earnings	21.3	4,246	3,388
Total controlling interest		10,501	9,827
Non-controlling interest	21.4	408	444
TOTAL STOCKHOLDERS' EQUITY		**10,909**	**10,271**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$ 26,447**	**26,650**

The accompanying notes are part of these consolidated financial statements.

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E S G

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of Dollars)

	NOTES		YEARS ENDED DECEMBER 31, 2022	2021	2020
OPERATING ACTIVITIES					
Consolidated net income (loss)		$	885	778	(1,446)
Discontinued operations			324	(39)	(100)
Net income (loss) from continuing operations			561	817	(1,346)
Adjustments for:					
Gain on sale of emission allowances	2.19, 7		–	(600)	–
Depreciation and amortization of assets	5, 6		1,120	1,120	1,105
Impairment losses of longed-lived assets	7		442	509	1,520
Share of profit of equity accounted investees	14.1		(30)	(54)	(49)
Results on sale of subsidiaries, other disposal groups and others			(116)	(23)	(5)
Financial expense, financial income and other items, net			354	737	888
Income taxes	20		209	137	36
Changes in working capital, excluding income taxes			(390)	(143)	199
Cash flows provided by operating activities from continuing operations			2,150	2,500	2,348
Interest paid			(493)	(524)	(679)
Income taxes paid			(188)	(170)	(124)
Net cash flows provided by operating activities from continuing operations			1,469	1,806	1,545
Net cash flows provided by operating activities from discontinued operations			6	37	49
Net cash flows provided by operating activities			1,475	1,843	1,594
INVESTING ACTIVITIES					
Purchase of property, machinery and equipment, net	15		(909)	(776)	(538)
Proceeds from disposal of subsidiaries and assets held for sale, net	4, 14.1		341	122	628
Proceeds from the sale of emission allowances	2.19, 7		–	600	–
Acquisition of intangible assets, net	16.1		(151)	(192)	(53)
Non-current assets and others, net			(12)	(10)	50
Cash flows provided by (used in) investing activities from continuing operations			(731)	(256)	87
Net cash flows provided by (used in) investing activities from discontinued operations			(1)	(17)	–
Net cash flows provided by (used in) investing activities			(732)	(273)	87
FINANCING ACTIVITIES					
Proceeds from new debt instruments	17.1		2,006	3,960	4,210
Debt repayments	17.1		(2,420)	(5,897)	(4,572)
Issuance of subordinated notes	21.2		–	994	–
Other financial obligations, net	17.2		(197)	(288)	(820)
Share repurchase program	21.1		(111)	–	(83)
Shares in trust for future deliveries under share-based compensation	22		(36)	–	–
Changes in non-controlling interests and repayment of perpetual debentures	21.4		(14)	(447)	(105)
Derivative financial instruments	17.4		34	(41)	12
Coupons on perpetual debentures and subordinated notes	21.2, 21.4		(51)	(24)	(24)
Non-current liabilities, net			(172)	(109)	(138)
Net cash flows used in financing activities			(961)	(1,852)	(1,520)
Increase (decrease) in cash and cash equivalents from continuing operations			(223)	(302)	112
Increase in cash and cash equivalents from discontinued operations			5	20	49
Foreign currency translation effect on cash			100	(55)	1
Cash and cash equivalents at beginning of period			613	950	788
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$	495	613	950
Changes in working capital, excluding income taxes:					
Trade receivables		$	(208)	(20)	25
Other accounts receivable and other assets			(23)	94	(22)
Inventories			(464)	(341)	24
Trade payables			290	290	20
Other accounts payable and accrued expenses			15	(166)	152
Changes in working capital, excluding income taxes		$	(390)	(143)	199

The accompanying notes are part of these consolidated financial statements.

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CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2022, 2021 and 2020
(Millions of Dollars)

	NOTES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	OTHER EQUITY RESERVES AND SUBORDINATED NOTES	RETAINED EARNINGS	TOTAL CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS' EQUITY
Balance as of December 31, 2019		$ 318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net loss for the period		–	–	–	(1,467)	(1,467)	21	(1,446)
Other comprehensive income (loss) for the period		–	–	(146)	–	(146)	(202)	(348)
Total of other comprehensive income (loss) for the period	21.2	–	–	(146)	(1,467)	(1,613)	(181)	(1,794)
Own shares purchased under shares repurchase program	21.1	–	(50)	(33)	–	(83)	–	(83)
Restitution of retained earnings	21.3	–	(2,481)	–	2,481	–	–	–
Changes in non-controlling interest	21.4	–	–	445	–	445	(445)	–
Share-based compensation	22	–	–	29	–	29	–	29
Coupons paid on perpetual debentures	21.4	–	–	(24)	–	(24)	–	(24)
Balance as of December 31, 2020		318	7,575	(2,453)	2,635	8,075	877	8,952
Net income for the period		–	–	–	753	753	25	778
Other comprehensive income (loss) for the period		–	–	(31)	–	(31)	(11)	(42)
Total of other comprehensive income (loss) for the period	21.2	–	–	(31)	753	722	14	736
Own shares purchased under shares repurchase program	21.1	–	(83)	83	–	–	–	–
Issuance of subordinated notes	21.2	–	–	994	–	994	–	994
Changes in non-controlling interest and repayment of perpetual debentures	21.4	–	–	–	–	–	(447)	(447)
Share-based compensation	22	–	–	77	–	77	–	77
Coupons paid on perpetual debentures and subordinated notes	21.2, 21.4	–	–	(41)	–	(41)	–	(41)
Balance as of December 31, 2021		318	7,492	(1,371)	3,388	9,827	444	10,271
Net income for the period		–	–	–	858	858	27	885
Other comprehensive income (loss) for the period		–	–	(30)	–	(30)	(63)	(93)
Total of other comprehensive income (loss) for the period	21.2	–	–	(30)	858	828	(36)	792
Own shares purchased under shares repurchase program	21.1	–	–	(111)	–	(111)	–	(111)
Shares in trust for future deliveries under share based compensation	22	–	–	(36)	–	(36)	–	(36)
Changes in non-controlling interest	21.4	–	–	–	–	–	–	–
Share-based compensation	22	–	–	47	–	47	–	47
Coupons paid on subordinated notes	21.2, 21.4	–	–	(54)	–	(54)	–	(54)
Balance as of December 31, 2022		$ 318	7,492	(1,555)	4,246	10,501	408	10,909

The accompanying notes are part of these consolidated financial statements.

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CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022, 2021 and 2020
(Millions of U.S. Dollars)

1) Description of Business

CEMEX, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (*Sociedad Anónima Bursátil de Capital Variable*) organized under the laws of the United Mexican States, or Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. In addition, CEMEX, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange ("MSE") as Ordinary Participation Certificates ("CPOs") (*Certificados de Participación Ordinaria*) under the symbol "CEMEXCPO". Each CPO represents two series "A" shares and one series "B" share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.'s shares are listed on the New York Stock Exchange ("NYSE") as *American Depositary Shares* ("ADSs") under the symbol "CX." Each ADS represents ten CPOs.

The terms "CEMEX, S.A.B. de C.V." and/or the "Parent Company" used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the "Company" or "CEMEX" refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 9, 2023 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for approval to the Annual General Ordinary Shareholders' Meeting of the Parent Company on March 23, 2023.

2) Significant Accounting Policies

2.1) Basis of Presentation and Disclosure

The consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in Dollars of the United States of America ("United States"), except when specific reference is made to a different currency. When reference is made to "Dollar," "Dollars" or "$" it means Dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to "Ps" or "Pesos", it means Mexican Pesos. When reference is made to "€" or "Euros," it means the currency in circulation in a significant number of European Union ("EU") countries. When reference is made to "£" or "Pounds", it means British Pounds sterling. Previously reported Dollar amounts of prior years are not restated unless the transactions in other currencies are still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. Amounts reported in Dollars should not be construed as representations that such amounts represented those Dollars or could be converted into Dollars at the rate indicated.

Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the Dollar, are presented in Dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such Dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations (note 4.2)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX's Statements of Operations present in the single line item of "Discontinued operations," net of income tax, the results of: a) Neoris N.V. ("Neoris") operations for the period from January 1 to October 25, 2022 and for the years 2021 and 2020; b) the operating segments in Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years 2021 and 2020; c) the white cement business sold in Spain for the period from January 1 to July 9, 2021 and for the year 2020; d) France related to the assets sold in the Rhone Alpes region for the three-month period ended March 31, 2021 and for the year 2020; e) certain assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and; f) the cement assets sold in the United States for the period from January 1 to March 6, 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Statements of operations

CEMEX includes the line item titled "Operating earnings before other expenses, net" considering that it is a subtotal relevant for the determination of CEMEX's "Operating EBITDA" (Operating earnings before other expenses, net plus depreciation and amortization) as described below in this note. The line item "Other expenses, net" consists primarily of revenues and expenses not directly related to CEMEX's main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances (note 2.19), results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as "Operating earnings before other expenses, net" and the display of the statement of operations vary significantly by industry and company according to specific needs.

Considering that it is a relevant measure used by CEMEX's management to review operating performance and for decision-making purposes, as well as an indicator used by CEMEX's creditors of its ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 4.3 and 17, CEMEX presents "Operating EBITDA" (Operating earnings before other expenses, net plus depreciation and amortization). Operating EBITDA is not a measure of financial performance, an alternative to cash flows or a measure of liquidity under IFRS. Moreover, Operating EBITDA may not be comparable to other similarly titled measures of other companies.

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

- In 2022, 2021 and 2020, the increases in other financing obligations in connection with lease contracts negotiated during the year for $296, $227 and $213, respectively (note 17.2); and

Investing activities:

- In 2022, 2021 and 2020, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $296, $227 and $213, respectively (note 15.2).

Newly issued IFRS adopted in the reported periods

Beginning January 1, 2022, CEMEX adopted prospectively IFRS amendments that did not result in any material impact on its results or financial position, and which are explained as follows:

STANDARD	MAIN TOPIC
Amendment to IAS 37, *Provisions, Contingent Liabilities and Contingent Assets* – Onerous Contracts—Cost of Fulfilling a Contract	Clarifies that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.
Amendments to IAS 16, *Property, Plant and Equipment* –Proceeds before Intended Use	Clarifies the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.
Annual improvements (2018-2020 cycle): IFRS 1, *First-time Adoption of IFRS* – Subsidiary as a First-time Adopter	The amendment permits a subsidiary to measure cumulative translation differences using the amounts reported by its parent, based on the parent's date of transition to IFRSs.
Annual improvements (2018-2020 cycle): IFRS 9, *Financial Instruments* – Fees in the '10 per cent' Test for Derecognition of Financial Liabilities	The amendment clarifies which fees an entity includes when it applies the '10 per cent' test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.
Amendments to IFRS 3, *Business Combinations* – Reference to the conceptual framework	Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2) Principles of Consolidation

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities over which the Parent Company exercises control, including structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee's relevant activities. Balances and operations between related parties are eliminated in consolidation.

Investments in associates when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%, and/or joint ventures arrangements in which the Company and other third-party investors have joint control and have rights to the net assets of the arrangements, are accounted for by the equity method. The equity method reflects the investee's original cost and CEMEX's share of the investee's equity and earnings after acquisition. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

2.3) Use of Estimates and Critical Assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets and uncertain tax positions, the measurement of financial instruments at fair value, the assets and liabilities related to employee benefits, legal proceedings and provisions regarding assets retirements obligations and environmental liabilities. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2.4) Climate Change and Commitments for the Reduction of Carbon Dioxide ("CO_2") Emissions (Unaudited)

The cement industry releases CO_2 as part of the production process, mainly during the calcination of limestone, as well as CO_2 released through the use of fossil fuels in the kilns. Currently, it is estimated that the whole cement industry releases between 5% to 7% of global CO_2 emissions per year. In CEMEX, from estimated 50 million tons of gross CO_2 emissions per year, 60% are directly related to the production process (Scope 1), 20% are indirect emissions from electricity consumption (Scope 2) and the remaining 20% arise from activities of supply and transportation (Scope 3).

CEMEX has an agenda of medium-term and long-term initiatives aiming at significantly reducing its CO_2 emissions in order to align the Company's efforts with the Paris Agreement objectives of limiting global warming to 1.5°C above pre-industrial levels. During 2022, CEMEX enhanced its goals by redefining its medium-term and long-term targets, which are mainly: 1) a 35% reduction in CO_2 emissions by 2025 and reaching a reduction greater than 47% by 2030, compared to its 1990 baseline in Scope 1 emissions; 2) achieve a 58% reduction in Scope 2 emissions by 2030 compared to a 2020 baseline, which represents reaching a 65% clean electricity consumption; 3) achieve reductions by 2030 compared to a 2020 baseline, of 25% in CO_2 emissions per ton of purchased clinker and cement, 30% in transport emissions, 40% of Scope 3 emissions per ton of purchased fuels and 42% in absolute Scope 3 emissions from the use of traded fuels; and 4) reach net zero CO_2 emissions across the company by 2050. CEMEX's 2030 targets for its cement business were verified by the Science-Based Targets initiative ("SBTi") to be in line with the 1.5°C scenario. Also, CEMEX's 2050 net-zero roadmap was validated by SBTi. SBTi, the foremost entity on science-based climate action goals, drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets.

To meet CEMEX's 2030 targets, the objectives will have an impact that will range from -10% to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and approximately 4,400 employees, eligible for executive variable compensation. Moreover, CEMEX has detailed yearly CO_2 roadmaps developed for each cement plant which include, among other factors: a) the increasing use of alternative fuels and electricity from clean sources as well as combustion enhancers such as hydrogen, b) the increasing use of decarbonated or lower carbon raw materials and cementitious materials to reduce the clinker factor, as well as, c) a roll-out of other proven CO_2 reduction technologies and the investments required for their implementation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, to achieve the net-zero CO_2 emissions target globally by 2050, CEMEX is working through an open innovation platform in which it partners and collaborates with start-ups, universities, other industry players and entities from other industries to develop a robust research and development portfolio of projects aimed at identifying the most promising technologies to capture, store and utilize CO_2. These new technologies should contribute beyond 2030 to fully decarbonize CEMEX's operations. To build this portfolio, CEMEX is tapping into and expects to continue to tap government funding in Europe and the United States, where there are well established programs to foster innovation in the green technologies of the future. CEMEX continues to pursue its strategy in the different markets where it operates.

As of the reporting date, there are no internal plans or commitments with local authorities to shut down operating assets due to climate change issues or concerns. For the years ended December 31, 2022, 2021 and 2020, the Company's other expenses, net, in the statement of operations, include expenses and losses associated with severe weather conditions of $1, $5 and less than $1, respectively, mainly related with hurricane Ian in 2022, storms in Texas in 2021 and Hurricanes Sally and Maria in 2020. The incremental cost is related to power and gas consumption costs and additional parts replacement due to these events. As of December 31, 2022, CEMEX does not expect additional investments, expenses, or losses in connection with these events of nature.

2.5) Foreign Currency Transactions and Translation of Foreign Currency Financial Statements

Transactions denominated in foreign currencies are recorded in the functional currency of each consolidated entity at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of each consolidated entity at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties' balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against "Other equity reserves", as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to Dollars at the closing exchange rate for the statement of financial position and at the closing exchange rates of each month within the period for the statements of operations. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within "Other equity reserves" and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the Dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company's operating activities in Mexico, in which the functional currency is the Peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the statements of operations in respect to CEMEX's main functional currencies to the Dollar as of December 31, 2022, 2021 and 2020, were as follows:

	2022		2021		2020	
CURRENCY	CLOSING	AVERAGE	CLOSING	AVERAGE	CLOSING	AVERAGE
Peso	19.5000	20.0274	20.5000	20.4266	19.8900	21.5766
Euro	0.9344	0.9522	0.8789	0.8467	0.8183	0.8736
British Pound Sterling	0.8266	0.8139	0.7395	0.7262	0.7313	0.7758
Colombian Peso	4,810	4,277	3,981	3,783	3,433	3,730

CEMEX 2022 INTEGRATED REPORT 134

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 2.6) Cash and Cash Equivalents (note 9) The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are NOTES TO THE readily convertible into known amounts of cash, and which are not subject to signi?cant risks of changes in their values, including overnight investments, which yield ?xed returns and have maturities of less than three months from the investment date. These ?xed-income investments are recorded at cost plus accrued interest. CONSOLIDATED Accrued interest is included in the income statement as part of “Financial income and other items, net.” FINANCIAL When applicable, the amount of cash and cash equivalents in the statement of ?nancial position includes restricted cash and investments to the extent that any STATEMENTS restriction will be lifted in less than three months from the reporting date, comprised of deposits in margin accounts that guarantee certain obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate. 2.7) Financial Instruments Classi?cation and measurement of ?nancial instruments Financial assets are classified as “Held to collect” and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the Net Present Value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions: • Cash and cash equivalents (notes 2.6 and 9). • Trade receivables, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below. • Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of ?nancial position (notes 10 and 17.2) . • Investments and non-current accounts receivable (note 14.2) . Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”. Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2) . CEMEX does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets. The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net” (note 14.2) . Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2) . Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments. Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 17.4) . CEMEX 2022 INTEGRATED REPORT 135

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model ("ECL") for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred.

Leases (notes 2.9, 15 and 17.2)

At the inception of a contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if at inception of the contract, it conveys the right to control the use of an identified asset for a period in exchange for consideration, based on IFRS 16, *Leases* ("IFRS 16"). Pursuant to IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the NPV of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the "Interest expense" line item in the income statement.

At commencement date or on modification of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX defined the lease contracts related to office and computer equipment as low-value assets.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within "Financial income and other items, net" if such asset has been reduced to zero.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Hedging instruments (note 17.4) A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that NOTES TO THE the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5) . The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in CONSOLIDATED a subsidiary. FINANCIAL In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and STATEMENTS are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 2.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal. Embedded derivative ?nancial instruments CEMEX reviews its contracts to identify the existence of embedded derivatives. Identi?ed embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of ?nancial position as assets or liabilities, applying the same valuation rules used for other derivative instruments. Put options granted for the purchase of non-controlling interests Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2022 and 2021, CEMEX did not have written put options. Fair value measurements (note 17.3) Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: • Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available. • Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable. • Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash ?ows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value. CEMEX 2022 INTEGRATED REPORT 137

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.8) Inventories (note 12)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.9) Property, Machinery and Equipment and Assets for the Right-of-Use (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method.

As of December 31, 2022, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

	YEARS
Administrative buildings	27
Industrial buildings	24
Machinery and equipment in plant	16
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	6

As of December 31, 2022, to the best of its knowledge, management considers that its commitments and actions in relation to climate change will not affect the estimated average useful lives of its property, machinery and equipment described above (note 2.4).

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX's corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of its carrying amount. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units-of-production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

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COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.10) Business Combinations, Goodwill and Other Intangible Assets (notes 4.1 and 16)

Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.11). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired and costs incurred in the development of intangible assets when probable future economic benefits are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production method, as applicable, as part of operating costs and expenses (notes 5 and 6).

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities ("R&D"), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when probable future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX's extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2022, except for extraction rights which are amortized using the units-of-production method and/or as otherwise indicated, CEMEX's intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years.

2.11) Impairment of Long-Lived Assets (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX's operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within "Other expenses, net" for the excess of the asset's carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset's value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units ("CGUs") to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are determined over periods of 5 years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within "Other expenses, net", if the recoverable amount is lower than the net book value of the group of CGUs. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The reportable segments reported by CEMEX (note 4.3), represent CEMEX's groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to the estimation of future prices of CEMEX's products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2.12) Provisions

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2022 and 2021, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX's other current and non-current liabilities and provisions are detailed in note 25.1.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position's date. These provisions may include costs not associated with CEMEX's ongoing activities.

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E S G

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Asset retirement obligations (note 18)
Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets' book value. The increase to the assets' book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item "Financial income and other items, net." Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable conditions at the end of their operation.

Costs related to remediation of the environment (notes 18 and 25)
Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 24 and 25)
Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain.

2.13) Pensions and other Post-Employment Benefits (note 19)
Defined contribution pension plans
The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees' retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits
The costs associated with employees' benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits' present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments ("plan assets"). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of "Other items of comprehensive income, net" within stockholders' equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within "Financial income and other items, net."

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

2.14) Income Taxes (note 20)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders' equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are derecognized when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would derecognized such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company's estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX's estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX's income statement for such period.

The income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

The effective income tax rate is determined dividing the line item "Income tax" by the line item "Earnings before income tax." This effective tax rate is further reconciled to CEMEX's statutory tax rate applicable in Mexico (note 20.3). A significant effect in CEMEX's effective tax rate and consequently in the reconciliation of CEMEX's effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020, the statutory tax rates in CEMEX's main operations were as follows:

COUNTRY	2022	2021	2020
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.0%	19.0%	19.0%
France	25.8%	28.4%	32.0%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	25.0%	25.0%	30.0%
Israel	23.0%	23.0%	23.0%
Colombia	35.0%	31.0%	32.0%
Others	5.5% – 30.0%	5.5% – 30.0%	9.0% – 30.0%

CEMEX's current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2.15) Stockholders' Equity

Common stock and additional paid-in capital (note 21.1)

These items represent the value of stockholders' contributions and include the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.'s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves and subordinated notes (note 21.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders' equity, and includes the comprehensive income (loss), which reflects certain changes in stockholders' equity that do not result from investments by owners and distributions to owners.

Beginning in June 2021, this line item includes the balance of subordinated notes with no fixed maturity issued by the Parent Company. Considering that the Parent Company's subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company's control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders' equity. In addition, this line item includes the accrued interest under subordinated notes.

The most significant items within "Other equity reserves and subordinated notes" during the reported periods are as follows:

Items of "Other equity reserves and subordinated notes" included within other comprehensive income (loss):

- Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties' balances that are of a non-current investment class (note 2.5);
- The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders' equity (note 2.7);
- Changes in fair value of other investments in strategic securities (note 2.7); and
- Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders' equity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Items of "Other equity reserves and subordinated notes" not included in comprehensive income (loss):

- Effects related to controlling stockholders' equity for changes or transactions affecting non-controlling interest stockholders in CEMEX's consolidated subsidiaries;
- Effects attributable to controlling stockholders' equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;
- The balance of subordinated notes with no fixed maturity and any interest accrued thereof; and
- The cancellation of the Parent Company's shares held by consolidated entities.

Retained earnings (note 21.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

Non-controlling interest and perpetual debentures (note 21.4)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of financial instruments (perpetual debentures) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods. In June 2021, CEMEX redeemed all its perpetual debentures.

2.16) Revenue Recognition (note 3)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract's stage of completion at the end of the period, considering that the following have been defined: a) each party's enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

2.17) Cost of Sales and Operating Expenses (notes 5 and 6)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX's ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company's management.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers' facilities.

2.18) Executive Share-Based Compensation (note 22)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives upon exercise of the awards based on changes in the Parent Company and/or the subsidiary's stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the exercise rights are vested. Liability instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results.

2.19) Allowances Related to Emissions of CO_2

According to the Paris Agreement objectives (note 2.4), in certain countries where CEMEX operates, such as the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the EU's Emissions Trading System ("EU ETS"), by means of which, the relevant environmental authorities grant annually certain number of emission rights ("Allowances") so far free of cost to the entities releasing CO_2. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO_2 released. Companies must buy additional Allowances to meet deficits between actual CO_2 emissions during the compliance period and Allowances received. Entities may also dispose of any surplus of Allowances in the market. In general, failure to meet the emissions caps is subject to significant monetary penalties. The trend is that Allowances received free of cost will be reduced over time so that entities are compelled to act and gradually reduce the aggregate volume of emissions.

As of December 31, 2022, according to management estimates (unaudited), CEMEX held excess Allowances received for no consideration in prior years sufficient to allow the Company offsetting CO_2 costs in the EU and the United Kingdom operations until 2026. Moreover, the increasing use of decarbonated or lower carbon raw materials, although far more expensive than traditional raw materials, among other strategies to reduce CO_2 emissions such as the use of alternative fuels and decarbonated or lower carbon cementitious materials, may allow CEMEX, according to internal estimates, to extend its consolidated surplus of Allowances beyond 2026.

CEMEX accounts for the effects associated with CO_2 emission reduction mechanisms as follows:

- Certificates received through government grants for no consideration paid are recognized at zero cost in the statement of financial position.
- Revenues received from the sale of excess Allowances are recognized in the statement of operations in the period in which they occur.
- Allowances that would be acquired to hedge exceeding CO_2 emissions would be recognized as intangible assets at cost and would be further amortized to cost of sales during the compliance period.
- CEMEX would accrue a provision at market value against cost of sales when current emissions of CO_2 would exceed the number of emission rights on hand and the required additional Allowances would not be yet acquired in the market.
- In addition, in certain countries, the environmental authorities impose levies per ton of CO_2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2.20) Concentration of Credit

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2022, 2021 and 2020, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.21) Newly Issued IFRS Not Yet Adopted

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company's management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company's financial position or operating results, and which are summarized as follows:

STANDARD	MAIN TOPIC	EFFECTIVE DATE
Amendments to IFRS 10, *Consolidated financial statements* and IAS 28	Clarify the recognition of gains or losses in the Parent's financial statements for the sale or contribution of assets between an investor and its associate or joint venture.	Has yet to be set
Amendments to IAS 1, *Presentation of Financial Statements*– Classification of Liabilities as Current or Non-current	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023
Amendments to IAS 8, *Definition of Accounting Estimates*	The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, *Disclosure of Accounting Policies*	The amendment requires entities to disclose their material accounting policies rather than their significant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the 'four-step materiality process' described in IFRS Practice Statement 2 *Making Materiality Judgements to accounting policy disclosures*.	January 1, 2023
Amendments to IAS 12, *Income Taxes* – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The amendment clarifies that companies should account for deferred tax assets and liabilities on transactions such as leases and decommissioning obligations. CEMEX has always applied these criteria.	January 1, 2023
IFRS 17, *Insurance Contracts*	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, *Insurance contracts*. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023
Amendments to IFRS 16, *Leases* – Lease Liability in a Sale and Leaseback	The amendments mentioned that on initial recognition, the seller-lessee would include variable payments when it measures a lease liability arising from a sale-and-leaseback transaction. In addition, the amendments established that the seller-lessee could not recognize gains or losses relating to the right of use it retains after initial recognition.	January 1, 2024

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3) Revenues

CEMEX's revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2022, 2021 and 2020, revenue is as follows:

		2022	2021	2020
From the sale of goods associated to CEMEX's main activities [1]	$	15,137	14,009	12,344
From the sale of other goods and services [2]		440	370	325
	$	15,577	14,379	12,669

[1] Include in each period immaterial amounts of revenue generated under construction contracts.

[2] Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

Information of revenues by reportable segment and line of business for the years 2022, 2021 and 2020 is presented in note 4.3

As of December 31, 2022 and 2021, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. Moreover, for the years 2022, 2021 and 2020, revenues and costs related to construction contracts in progress were not material.

Certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2022, 2021 and 2020 changes in the balance of contract liabilities with customers are as follows:

		2022	2021	2020
Opening balance of contract liabilities with customers	$	257	201	225
Increase during the period for new transactions		1,493	1,626	1,536
Decrease during the period for exercise or expiration of incentives		(1,458)	(1,574)	(1,561)
Currency translation effects		1	4	1
Closing balance of contract liabilities with customers	$	293	257	201

For the years 2022, 2021 and 2020, CEMEX did not identify any significant costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, *Revenues from contracts with customers*.

4) Business Combinations, Discontinued Operations and Selected Financial Information by Reportable Segment and Line of Business

4.1) Business Combinations

On July 11, 2022, through a subsidiary in Germany, CEMEX completed the acquisition of a 53% stake in the German aggregates company ProStein for a total consideration of $21. The investment expands CEMEX's aggregates business in the region and CEMEX estimates increases the life of aggregates reserves for CEMEX's operations in Central Europe for at least the next 25 years. The majority stake in ProStein's assets adds a full range of fine and hard aggregates to CEMEX's aggregates portfolio. In addition to supplying the greater Berlin area, the additional capacity can supply several urban centers in Poland and the Czech Republic. ProStein's assets include six active hardstone plants and six construction, demolition, and excavation waste (CDEW) recovery sites. As of December 31, 2022, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX has not determined any goodwill.

On December 10, 2021, through a subsidiary in Mexico, CEMEX acquired Broquers Ambiental, a sustainable waste management company for a total consideration of $13. Broquers Ambiental assets include a plant for solid waste treatment for its use as alternate fuel. During 2022, considering the valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $4.

CEMEX 2022 INTEGRATED REPORT 147

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G In January 2021, a subsidiary of CEMEX in Israel acquired two ready-mix concrete plants from Kinneret and Beton-He’Emek for an amount in shekels equivalent to $6. As of December 31, 2021, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, CEMEX determined goodwill of $5. NOTES TO THE During the ?rst 6 months of 2020, a subsidiary of CEMEX in Israel acquired a ready-mix concrete products business from Ashtrom Industries for an amount in CONSOLIDATED shekels equivalent to $33. After the conclusion of the purchase price allocation to the fair values of the assets acquired and liabilities assumed of this business, CEMEX determined goodwill of $2. FINANCIAL 4.2) Discontinued Operations STATEMENTS On October 25, 2022, to accelerate the growth and development of Neoris, its subsidiary in the digital solutions sector, CEMEX closed a partnership with Advent International (“Advent”). As part of the partnership CEMEX sold to Advent a 65% stake in Neoris for a total cash consideration of $119. While surrendering control to Advent, CEMEX retains an approximate 35% stake and remains as a key strategic partner and customer of Neoris. CEMEX’s retained an approximate 35% in Neoris was remeasured at fair value at the date of loss of control, is subsequently accounted for under the equity method and is presented in the line item “Investments in associates and joint ventures”. Neoris’ results for the period from January 1 to October 25, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $117, net of the reclassification of foreign currency translation effects accrued in equity until the date of loss of control. In connection with this transaction, CEMEX, as borrower, entered into short-terms loan agreements with certain subsidiaries of Neoris to support Neoris with working capital requirements while the ownership transition took place. These loan were in market terms and conditions and were for amounts that are not material to CEMEX but material to Neoris. On August 31, 2022, through subsidiaries in Colombia and Spain, CEMEX concluded the sale with affiliates of Cementos Progreso Holdings, S.L. of its entire operations in Costa Rica and El Salvador for a total cash consideration of $325, related to CEMEX’s aggregate controlling interest. The assets sold consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021 the assets and liabilities associated with the operations in Costa Rica and El Salvador were presented in the statement of financial position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, as correspond. CEMEX’s results of these operations for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2022 a gain on sale of $240 which includes the reclassification of foreign currency translation effects accrued in equity until the disposal date. On July 9, 2021, CEMEX closed the sale to Çimsa Çimento Sanayi Ve Ticaret A.?., of its white cement business, except for Mexico and the United States, for a total cash consideration of $155, including its Buńol cement plant in Spain and its white cement customer list. CEMEX’s operations of these assets in Spain for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations,” including in 2021 a loss on sale of $67 net of the proportional allocation of goodwill of $41. On March 31, 2021, CEMEX closed the sale to LafargeHolcim of 24 concrete plants and one aggregates quarry located in the Rhone Alpes region in the Southeast of France for a total cash consideration of $44. CEMEX’s operations of these assets in France for the three-month period ended on March 31, 2021 and the year ended December 31, 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.” On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for a total cash consideration in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. CEMEX’s operations of these assets in the United Kingdom for the period from January 1 to August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill of $47 are reported in the statements of operations, net of tax, in the single line item “Discontinued operations.” On March 6, 2020, CEMEX concluded the sale to Eagle Materials Inc. of its U.S. subsidiary Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, for a total cash consideration of $665, of which the proceeds to CEMEX were $499. The assets sold consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s operations of these assets in the United States for the period from January 1 to March 6, 2020, including in 2020 a gain on sale of $14 net of the proportional allocation of goodwill of $291 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations.” CEMEX 2022 INTEGRATED REPORT 148

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents condensed combined information of the statement of financial position for the assets held for sale in 2021 related to the operating segments in Costa Rica and El Salvador, as mentioned above:

		2021
Current assets	$	29
Non-current assets		48
Total assets held for sale		77
Current liabilities		31
Non-current liabilities		8
Total liabilities directly related to assets held for sale		39
Total net assets held for sale	$	38

In addition, the following table presents condensed combined information of the statements of operations of CEMEX's discontinued operations previously mentioned related to: a) Neoris operations for the period from January 1 to October 25, 2022 and for years ended December 31, 2021 and 2020; b) Costa Rica and El Salvador for the period from January 1 to August 31, 2022 and for the years ended December 31, 2021 and 2020; c) Spain related to the white cement business for the period from January 1 to July 9, 2021 and for the year ended December 31, 2020; d) France related to the Rhone Alpes region for the three-month period ended March 31, 2021 and the year ended December 31, 2020; e) the United Kingdom for the period from January 1 to August 3, 2020 and; f) the United States related to Kosmos assets for the period from January 1 to March 6, 2020.

		2022	2021	2020
Revenues	$	256	354	490
Cost of sales and operating expenses		(225)	(304)	(434)
Other income (expenses), net		(8)	(42)	(21)
Financial expenses, net and others		–	5	2
Earnings before income tax		23	13	37
Income tax		(3)	(48)	(92)
Result of discontinued operations		20	(35)	(55)
Net disposal result		304	(4)	(45)
Net result of discontinued operations	$	324	(39)	(100)

4.3) Selected Financial Information by Reportable Segment and Line of Business

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are reviewed by the entity's top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates by geography and business on a regional basis. For the reported periods, CEMEX's operations were organized in four regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, Middle East, Africa and Asia ("EMEAA") and 4) South, Central America and the Caribbean ("SCA&C"). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) "Rest of EMEAA" refers to CEMEX's operations in the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) "Rest of SCA&C" refers to CEMEX's operations in Puerto Rico, Nicaragua, Jamaica, the Caribbean and Guatemala, excluding the operations of Trinidad Cement Limited ("TCL"); and c) "Caribbean TCL" refers to the operations of TCL and subsidiaries in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment "Others" refers to: 1) cement trade maritime operations, 2) the Parent Company, other corporate entities and finance subsidiaries, and 3) other minor subsidiaries with different lines of business. For the years 2022, 2021 and 2020, for purposes of the selected financial information by reportable segment and line of business, the operations of Neoris, formerly part of the segment "Others," are presented as discontinued operations. The financial information for the years 2021 and 2020 previously reported was reformulated to consider this new presentation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selected information of the consolidated statements of operations by reportable segment for the years 2022, 2021 and 2020, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 14.1, was as follows:

2022		Revenues (including intragroup transactions)	Less: intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,842	(200)	3,642	1,133	172	961	(69)	(28)	32
United States		5,038	(4)	5,034	762	455	307	(205)	(55)	(21)
EMEAA										
United Kingdom		982	–	982	195	60	135	(8)	(8)	(8)
France		781	–	781	63	50	13	1	(10)	2
Germany		485	(46)	439	40	28	12	2	(2)	(3)
Poland		419	(4)	415	64	22	42	1	(2)	4
Spain		382	(36)	346	6	28	(22)	(113)	(2)	2
Philippines [1]		379	–	379	84	37	47	(2)	18	(9)
Israel		840	–	840	112	46	66	5	(4)	–
Rest of EMEAA		707	(1)	706	116	55	61	(10)	(4)	2
SCA&C										
Colombia [2]		429	–	429	61	24	37	12	(7)	22
Panama [2]		149	(34)	115	28	16	12	(2)	–	–
Caribbean TCL [3]		302	(8)	294	74	17	57	(19)	(4)	(1)
Dominican Republic		348	(6)	342	133	8	125	(1)	(1)	(3)
Rest of SCA&C [2]		394	(1)	393	90	13	77	(2)	(2)	(3)
Others		2,849	(2,409)	440	(280)	89	(369)	(57)	(290)	31
Continuing operations		18,326	(2,749)	15,577	2,681	1,120	1,561	(467)	(401)	47
Discontinued operations		256	–	256	39	8	31	(8)	(4)	4
Total	$	18,582	(2,749)	15,833	2,720	1,128	1,592	(475)	(405)	51

2021		Revenues (including intragroup transactions)	Less: intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,466	(142)	3,324	1,164	161	1,003	(43)	(29)	2
United States		4,359	(4)	4,355	778	464	314	(127)	(47)	(19)
EMEAA										
United Kingdom		940	–	940	141	69	72	(3)	(8)	(17)
France		863	–	863	93	50	43	(6)	(11)	–
Germany		472	(43)	429	69	28	41	–	(2)	(2)
Poland		405	(6)	399	73	25	48	(4)	(2)	1
Spain		359	(25)	334	(6)	33	(39)	(331)	(3)	51
Philippines [1]		424	–	424	114	40	74	(1)	17	(2)
Israel		785	–	785	114	45	69	(1)	(4)	2
Rest of EMEAA		618	(5)	613	87	56	31	(110)	(3)	1
SCA&C										
Colombia [2]		437	–	437	87	26	61	(19)	(7)	(12)
Panama [2]		121	(23)	98	31	16	15	(2)	–	–
Caribbean TCL [3]		280	(7)	273	65	19	46	(1)	(6)	(6)
Dominican Republic		299	(8)	291	128	7	121	3	–	(1)
Rest of SCA&C [2]		465	(21)	444	110	13	97	(5)	(2)	(3)
Others		1,621	(1,251)	370	(209)	68	(277)	568	(551)	(74)
Continuing operations		15,914	(1,535)	14,379	2,839	1,120	1,719	(82)	(658)	(79)
Discontinued operations		354	–	354	66	16	50	(42)	(5)	10
Total	$	16,268	(1,535)	14,733	2,905	1,136	1,769	(124)	(663)	(69)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2020	REVENUES (INCLUDING INTRAGROUP TRANSACTIONS)	LESS: INTRAGROUP TRANSACTIONS	REVENUES	OPERATING EBITDA	LESS: DEPRECIATION AND AMORTIZATION	OPERATING EARNINGS BEFORE OTHER EXPENSES, NET	OTHER EXPENSES, NET	FINANCIAL EXPENSE	OTHER FINANCING ITEMS, NET
Mexico	$ 2,812	(134)	2,678	931	148	783	(46)	(31)	(4)
United States	3,994	(1)	3,993	747	440	307	(1,350)	(53)	(20)
EMEAA									
United Kingdom	739	–	739	88	67	21	(73)	(9)	(77)
France	754	–	754	71	48	23	(1)	(12)	3
Germany	489	(37)	452	67	28	39	(3)	(2)	(3)
Poland	377	(7)	370	74	25	49	(1)	(2)	1
Spain	319	(16)	303	25	39	(14)	(195)	(3)	(9)
Philippines [1]	398	–	398	118	46	72	(1)	2	2
Israel	754	–	754	115	28	87	–	(4)	1
Rest of EMEAA	582	(9)	573	75	56	19	(26)	(3)	(22)
SCA&C									
Colombia [2]	404	–	404	86	25	61	(14)	(5)	(13)
Panama [2]	80	(7)	73	12	16	(4)	(19)	(1)	1
Caribbean TCL [3]	251	(7)	244	65	22	43	(9)	(6)	(8)
Dominican Republic	229	(11)	218	84	8	76	(5)	(1)	4
Rest of SCA&C [2]	393	(3)	390	100	15	85	(38)	(2)	7
Others	796	(470)	326	(261)	94	(355)	18	(641)	22
Continuing operations	13,371	(702)	12,669	2,397	1,105	1,292	(1,763)	(773)	(115)
Discontinued operations	505	(15)	490	76	20	56	(21)	(4)	6
Total	$ 13,876	(717)	13,159	2,473	1,125	1,348	(1,784)	(777)	(109)

[1] CEMEX's operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. ("CHP"), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in CHP of 22.10% and 22.16%, respectively, of its ordinary shares (note 21.4).

[2] CEMEX Latam Holdings, S.A. ("CLH"), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX's operations in Colombia, Panama, Guatemala and Nicaragua, and until August 31, 2022, of the operations in Costa Rica and El Salvador. At year end 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of its ordinary shares, excluding shares held in CLH's treasury (note 21.4).

[3] The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt by reportable segment is disclosed in note 17.1. As of December 31, 2022 and 2021, selected statement of financial position information by reportable segment was as follows:

2022	ASSOCIATES AND JOINT VENTURES	OTHER SEGMENT ASSETS	TOTAL ASSETS	TOTAL LIABILITIES	NET ASSETS BY SEGMENT	ADDITIONS TO FIXED ASSETS [1]
Mexico	$ –	3,846	3,846	1,381	2,465	265
United States	198	12,425	12,623	2,642	9,981	551
EMEAA						
United Kingdom	5	1,388	1,393	921	472	74
France	42	910	952	471	481	57
Germany	3	449	452	255	197	33
Poland	–	341	341	119	222	33
Spain	–	616	616	204	412	27
Philippines	–	792	792	155	637	72
Israel	–	771	771	495	276	37
Rest of EMEAA	10	773	783	303	480	55
SCA&C						
Colombia	–	742	742	274	468	45
Panama	–	302	302	88	214	19
Caribbean TCL	–	499	499	218	281	16
Dominican Republic	–	232	232	81	151	18
Rest of SCA&C	–	268	268	104	164	20
Others	382	1,385	1,767	7,827	(6,060)	40
Total	640	25,739	26,379	15,538	10,841	1,362
Assets held for sale and related liabilities (note 13)	–	68	68	–	68	–
Total consolidated	$ 640	25,807	26,447	15,538	10,909	1,362

2021	ASSOCIATES AND JOINT VENTURES	OTHER SEGMENT ASSETS	TOTAL ASSETS	TOTAL LIABILITIES	NET ASSETS BY SEGMENT	ADDITIONS TO FIXED ASSETS [1]
Mexico	$ –	3,785	3,785	1,513	2,272	190
United States	159	12,651	12,810	2,707	10,103	373
EMEAA						
United Kingdom	6	1,585	1,591	1,220	371	94
France	41	952	993	476	517	44
Germany	3	398	401	287	114	29
Poland	1	321	322	126	196	29
Spain	–	704	704	240	464	34
Philippines	–	777	777	153	624	89
Israel	–	776	776	526	250	45
Rest of EMEAA	9	798	807	287	520	66
SCA&C						
Colombia	–	962	962	477	485	27
Panama	–	282	282	88	194	9
Caribbean TCL	–	498	498	219	279	22
Dominican Republic	–	192	192	87	105	15
Rest of SCA&C	–	262	262	173	89	15
Others	316	1,031	1,347	7,761	(6,414)	13
Total	535	25,974	26,509	16,340	10,169	1,094
Assets held for sale and related liabilities (note 13)	–	141	141	39	102	5
Total consolidated	$ 535	26,115	26,650	16,379	10,271	1,099

[1] In 2022 and 2021, the column "Additions to fixed assets" includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $1,362 and $1,099, respectively (note 15).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues by line of business and reportable segment for the years ended December 31, 2022, 2021 and 2020 were as follows:

2022	CEMENT	CONCRETE	AGGREGATES	URBANIZATION SOLUTIONS	OTHERS	ELIMINATIONS	REVENUES
Mexico	$ 2,663	925	261	843	14	(1,064)	3,642
United States	2,017	2,871	1,202	697	12	(1,765)	5,034
EMEAA							
United Kingdom	312	329	371	206	27	(263)	982
France	–	622	332	15	–	(188)	781
Germany	220	186	81	32	71	(151)	439
Poland	282	160	41	4	1	(73)	415
Spain	281	99	34	25	–	(93)	346
Philippines	378	–	–	4	–	(3)	379
Israel	–	718	213	97	21	(209)	840
Rest of EMEAA	504	260	48	18	26	(150)	706
SCA&C							
Colombia	296	137	40	62	19	(125)	429
Panama	119	27	7	13	2	(53)	115
Caribbean TCL	297	4	6	2	5	(20)	294
Dominican Republic	285	20	–	46	10	(19)	342
Rest of SCA&C	360	16	3	22	1	(9)	393
Others	–	–	–	–	2,851	(2,411)	440
Continuing operations	8,014	6,374	2,639	2,086	3,060	(6,596)	15,577
Discontinued operations	113	18	4	3	174	(56)	256
Total	$ 8,127	6,392	2,643	2,089	3,234	(6,652)	15,833

2021	CEMENT	CONCRETE	AGGREGATES	URBANIZATION SOLUTIONS	OTHERS	ELIMINATIONS	REVENUES
Mexico	$ 2,412	733	208	810	14	(853)	3,324
United States	1,731	2,479	1,005	558	13	(1,431)	4,355
EMEAA							
United Kingdom	270	311	377	200	53	(271)	940
France	–	682	397	6	–	(222)	863
Germany	210	204	65	30	69	(149)	429
Poland	272	154	38	6	1	(72)	399
Spain	256	93	31	23	–	(69)	334
Philippines	423	–	–	4	1	(4)	424
Israel	–	657	199	89	27	(187)	785
Rest of EMEAA	423	232	47	14	21	(124)	613
SCA&C							
Colombia	309	130	36	58	21	(117)	437
Panama	103	16	5	7	1	(34)	98
Caribbean TCL	271	5	7	4	6	(20)	273
Dominican Republic	240	16	–	44	8	(17)	291
Rest of SCA&C	400	20	6	24	1	(7)	444
Others	–	–	–	–	1,619	(1,249)	370
Continuing operations	7,320	5,732	2,421	1,877	1,855	(4,826)	14,379
Discontinued operations	156	23	7	3	174	(9)	354
Total	$ 7,476	5,755	2,428	1,880	2,029	(4,835)	14,733

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2020	CEMENT	CONCRETE	AGGREGATES	URBANIZATION SOLUTIONS	OTHERS	ELIMINATIONS	REVENUES
Mexico	$ 2,001	628	172	590	14	(727)	2,678
United States	1,599	2,255	954	468	13	(1,296)	3,993
EMEAA							
United Kingdom	201	274	314	176	53	(279)	739
France	–	647	340	–	–	(233)	754
Germany	210	202	69	31	69	(129)	452
Poland	244	142	39	6	1	(62)	370
Spain	233	83	24	18	–	(55)	303
Philippines	398	–	–	2	1	(3)	398
Israel	–	623	195	81	27	(172)	754
Rest of EMEAA	400	220	42	11	21	(121)	573
SCA&C							
Colombia	294	119	34	44	21	(108)	404
Panama	67	14	4	4	1	(17)	73
Caribbean TCL	245	5	7	2	6	(21)	244
Dominican Republic	185	15	5	31	8	(26)	218
Rest of SCA&C	359	3	6	19	1	2	390
Others	–	–	–	–	802	(476)	326
Continuing operations	6,436	5,230	2,205	1,483	1,038	(3,723)	12,669
Discontinued operations	167	90	77	3	201	(48)	490
Total	$ 6,603	5,320	2,282	1,486	1,239	(3,771)	13,159

5) Cost of Sales

The detail of consolidated cost of sales by nature for the years 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Raw materials and goods for resale	$ 4,916	4,875	4,108
Payroll	1,474	1,349	1,254
Electricity, fuels and other services	1,655	1,174	1,052
Depreciation and amortization	929	934	914
Maintenance, repairs and supplies	809	722	648
Transportation costs	671	573	352
Other production costs	969	982	929
Change in inventory	(668)	(866)	(671)
	$ 10,755	9,743	8,586

6) Operating Expenses

Consolidated operating expenses during 2022, 2021 and 2020 by function are as follows:

	2022	2021	2020
Administrative expenses [1, 2]	$ 1,074	958	1,049
Selling expenses [2]	363	322	329
Total administrative and selling expenses	1,437	1,280	1,378
Distribution and logistics expenses	1,824	1,637	1,413
Total operating expenses	$ 3,261	2,917	2,791

[1] All significant R&D activities are executed by several internal areas of CEMEX as part of their daily activities. In 2022, 2021 and 2020, total combined expenses of these departments recognized within administrative expenses were $42, $44 and $39, respectively.

[2] In 2022, 2021 and 2020, administrative expenses include depreciation and amortization of $140, $137 and $141, respectively, and selling expenses include depreciation and amortization of $51 in 2022, $49 in 2021 and $50 in 2020.

CEMEX 2022 INTEGRATED REPORT 154

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated operating expenses during 2022, 2021 and 2020 by nature are as follows:

		2022	2021	2020
Transportation costs	$	1,676	1,502	1,313
Payroll		1,038	905	935
Depreciation and amortization		191	186	191
Professional legal, accounting and advisory services		145	144	174
Maintenance, repairs and supplies		84	76	72
Other operating expenses		127	104	106
	$	3,261	2,917	2,791

7) Other Expenses, Net

The detail of the line item "Other expenses, net" for the years 2022, 2021 and 2020 is as follows:

		2022	2021	2020
Impairment losses (notes 15.1, 16.1 and 16.2)	$	(442)	(513)	(1,520)
Results from the sale of assets and others [1]		9	(126)	(114)
Incremental costs and expenses related to the COVID-19 Pandemic [2]		(14)	(26)	(48)
Restructuring costs [3]		(20)	(17)	(81)
Sale of CO_2 Allowances (note 2.19) [4]		–	600	–
	$	(467)	(82)	(1,763)

[1] In 2022, 2021 and 2020, includes $14, $29 and $11, respectively, in connection with property damages and natural disasters (note 25.1). In addition, in 2022 includes a gain of $48 as a result of the remeasurement at fair value of CEMEX's previous controlling interest in Neoris at the time of sale.

[2] Refers to certain incremental costs and expenses related to the compliance of the hygiene measures and other negative effects of the Coronavirus SARS-CoV-2 pandemic declared in March 2020 (the "COVID-19 Pandemic"). From the beginning of the COVID-19 Pandemic and attending official dispositions of the authorities in the countries in which CEMEX operates, the Company implemented strict hygiene, sanitary and security protocols in all its operations and modified its manufacturing, selling and distribution processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities.

[3] Restructuring costs mainly refer to severance payments and the definite closing of operating sites.

[4] In connection with the CO_2 Allowances under the EU ETS, during March 2021, considering CEMEX's targets for the reduction of CO_2 emissions (note 2.4), as well as the innovative technologies and considerable capital investments that have to be deployed to achieve such goals, CEMEX sold 12.3 million Allowances in several transactions for an aggregate amount of $600. The Company had accrued such Allowances as of the end of Phase III under the EU ETS, which finalized on December 31, 2020.

8) Financial Items

8.1) Financial Expense

Consolidated financial expense in 2022, 2021 and 2020 includes $67, $67 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2).

8.2) Financial Income and other Items, Net

The detail of financial income and other items, net in 2022, 2021 and 2020 was as follows:

		2022	2021	2020
Effects of amortized cost on assets and liabilities and others, net	$	(32)	(28)	(89)
Net interest cost of pension liabilities (note 19)		(26)	(25)	(27)
Results from financial instruments, net (notes 14.2 and 17.4)		(5)	(6)	(17)
Foreign exchange results		73	(35)	(3)
Financial income		27	22	20
Others		10	(7)	1
	$	47	(79)	(115)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9) Cash and Cash Equivalents

As of December 31, 2022 and 2021, consolidated cash and cash equivalents consisted of:

		2022	2021
Cash and bank accounts	$	297	367
Fixed-income securities and other cash equivalents		198	246
	$	495	613

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $6 in 2022 and $15 in 2021, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX's right, ability and intention to settle the amounts on a net basis.

10) Trade Accounts Receivable

As of December 31, 2022 and 2021, consolidated trade accounts receivable consisted of:

		2022	2021
Trade accounts receivable	$	1,735	1,622
Allowances for expected credit losses		(91)	(101)
	$	1,644	1,521

As of December 31, 2022 and 2021, trade accounts receivable include receivables of $828 and $727, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $678 in 2022 and $602 in 2021, were recognized within the line item of "Other financial obligations." Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $24 in 2022, $11 in 2021 and $13 in 2020. CEMEX's securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

As of December 31, 2022, the balances of trade accounts receivable and the allowance for Expected Credit Losses ("ECL") were as follows:

		ACCOUNTS RECEIVABLE	ECL ALLOWANCE	ECL AVERAGE RATE
Mexico	$	306	31	10.1%
United States		591	9	1.5%
Europe, Middle East, Africa and Asia		763	41	5.4%
South, Central America and the Caribbean		73	10	13.7%
Others		2	–	–
	$	1,735	91	

CEMEX 2022 INTEGRATED REPORT 156

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for expected credit losses in 2022, 2021 and 2020, were as follows:

		2022	2021	2020
Allowances for expected credit losses at beginning of period	$	101	121	116
Charged to selling expenses		9	1	23
Deductions		(21)	(16)	(19)
Reclassification to assets held for sale (note 4.2)		–	(2)	–
Foreign currency translation effects		2	(3)	1
Allowances for expected credit losses at end of period	$	91	101	121

As of December 31, 2021, in relation to the COVID-19 Pandemic and the potential increase in expected credit losses on trade accounts receivable associated with the still remaining negative economic effects, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio's recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

11) Other Accounts Receivable

As of December 31, 2022 and 2021, consolidated other accounts receivable consisted of:

		2022	2021
Advances of income taxes and other refundable taxes	$	335	396
Non-trade accounts receivable [1]		119	84
Interest and notes receivable		41	31
Current portion of valuation of derivative financial instruments		25	36
Loans to employees and others		15	11
	$	535	558

[1] Non-trade accounts receivable are mainly attributable to the sale of assets.

12) Inventories

As of December 31, 2022 and 2021, the consolidated balance of inventories was summarized as follows:

		2022	2021
Materials and spare parts	$	563	372
Finished goods		406	343
Raw materials		329	242
Work-in-process		284	225
Inventory in transit		87	79
	$	1,669	1,261

For the years ended December 31, 2022, 2021 and 2020, CEMEX recognized within "Cost of sales" in the income statement, inventory impairment losses of $10, $4 and $9, respectively.

CEMEX 2022 INTEGRATED REPORT 157

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 13) Assets Held for Sale and Other Current Assets As of December 31, 2022 and 2021, assets held for sale and other current assets was detailed as follows: NOTES TO THE 2022 2021 CONSOLIDATED Assets held for sale $ 69 141 Other current assets 131 114 FINANCIAL $ 183 272 STATEMENTS As of December 31, 2022 and 2021, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows: 2022 2021 ASSETS LIABILITIES NET ASSETS ASSETS LIABILITIES NET ASSETS Other assets held for sale $ 69 – 69 $ 64 – 64 Costa Rica and El Salvador (note 4.2) 38 – – – 77 39 $ 69 – 69 $ 141 39 102 As of December 31, 2022 and 2021, other current assets presented above are mainly comprised of advance payments to suppliers. 14) Investments in Associates and Joint Ventures, Other Investments and Non-Current Accounts Receivable 14.1) Investments in Associates and Joint Ventures As of December 31, 2022 and 2021, the investments in common shares of associates and joint ventures were as follows: ACTIVITY COUNTRY % 2022 2021 Camcem, S.A. de C.V. Cement Mexico 40.1 $ 306 269 Concrete Supply Co. LLC Concrete United States 40.0 96 90 Lehigh White Cement Company Cement United States 36.8 76 69 Neoris N.V. 1 Technology The Netherlands 34.8 62 –Société d’Exploitation de Carričres Aggregates France 50.0 23 22 Société Méridionale de Carrières Aggregates France 33.3 12 12 Other companies 73 — — — 65 $ 640 535 Out of which: Acquisition cost $ 302 303 Equity method recognition $ 338 232 1 On October 25, 2022, in connection with the sale of Neoris’ 65% stake to Advent described in note 4.2, CEMEX’s remaining equity interest in Neoris was remeasured at fair value at the date of loss of control, measured prospectively under the equity method and is presented in the line item of investments in associates and joint ventures. Combined condensed statement of financial position information of CEMEX’s equity accounted investees as of December 31, 2022 and 2021 is set forth below: 2022 2021 Current assets $ 1,603 1,424 Non-current assets 1,699 1,718 Total assets 3,302 3,142 Current liabilities 468 532 Non-current liabilities 774 737 Total liabilities 1,242 1,269 Total net assets $ 2,060 1,873 CEMEX 2022 INTEGRATED REPORT 158

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Combined selected information of the statements of operations of CEMEX's equity accounted investees in 2022, 2021 and 2020 is set forth below:

		2022	2021	2020
Revenues	$	2,319	1,801	1,759
Operating earnings		398	312	296
Income before income tax		268	219	175
Net income		186	153	128

The share of equity accounted investees by reportable segment in the statements of operations for 2022, 2021 and 2020 is detailed as follows:

		2022	2021	2020
Mexico	$	39	28	30
United States		17	18	15
EMEAA		8	8	6
Corporate and others		(34)	–	(2)
	$	30	54	49

14.2) Other Investments and Non-Current Accounts Receivable

As of December 31, 2022 and 2021, consolidated other investments and non-current accounts receivable were summarized as follows:

		2022	2021
Non-current accounts receivable [1]	$	228	204
Investments in strategic equity securities [2]		5	14
Non-current portion of valuation of derivative financial instruments (note 17.4)		57	22
Investments at fair value through the income statement [3]		3	3
	$	293	243

[1] Includes, among other items: a) accounts receivable from investees and joint ventures of $33 in 2022 and $21 in 2021, b) advances to suppliers of fixed assets of $58 in 2022 and $35 in 2021, c) employee prepaid compensation of $12 in 2022 and $7 in 2021, and d) warranty deposits of $21 in 2022 and $27 in 2021.

[2] These investments are recognized at fair value through other comprehensive income.

[3] Refers to investments in private funds. In 2022 and 2021, no contributions were made to such private funds.

15) Property, Machinery and Equipment, Net and Assets for the Right-of-Use, Net

As of December 31, 2022 and 2021, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2022	2021
Property, machinery and equipment, net	$ 10,156	10,202
Assets for the right-of-use, net	1,128	1,120
	$ 11,284	11,322

CEMEX 2022 INTEGRATED REPORT 159

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.1) Property, Machinery and Equipment, Net

As of December 31, 2022 and 2021, consolidated property, machinery and equipment, net and the changes in this line item during 2022, 2021 and 2020, were as follows:

2022	LAND AND MINERAL RESERVES	BUILDINGS	MACHINERY AND EQUIPMENT	CONSTRUCTION IN PROGRESS [1]	TOTAL
Cost at beginning of period	$ 4,801	2,532	11,727	1,262	20,322
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	–	(10,120)
Net book value at beginning of period	3,575	1,038	4,327	1,262	10,202
Capital expenditures	126	52	406	457	1,041
Stripping costs	25	–	–	–	25
Total capital expenditures	151	52	406	457	1,066
Disposals [2]	(4)	(4)	(22)	–	(30)
Business combinations (note 4.1)	32	1	9	1	43
Depreciation and depletion for the period	(153)	(78)	(493)	–	(724)
Impairment losses (note 7)	(12)	(8)	(55)	(2)	(77)
Foreign currency translation effects	(83)	(172)	(19)	(50)	(324)
Cost at end of period	4,843	2,342	11,663	1,668	20,516
Accumulated depreciation and depletion	(1,337)	(1,513)	(7,510)	–	(10,360)
Net book value at end of period	$ 3,506	829	4,153	1,668	10,156

2021	LAND AND MINERAL RESERVES	BUILDINGS	MACHINERY AND EQUIPMENT	CONSTRUCTION IN PROGRESS [1]	TOTAL	2020 [1]
Cost at beginning of period	$ 4,741	2,438	11,929	1,188	20,296	19,708
Accumulated depreciation and depletion	(1,177)	(1,474)	(7,475)	–	(10,126)	(9,143)
Net book value at beginning of period	3,564	964	4,454	1,188	10,170	10,565
Capital expenditures	81	159	609	–	849	564
Stripping costs	18	–	–	–	18	18
Total capital expenditures	99	159	609	–	867	582
Disposals [2]	(20)	(6)	(80)	–	(106)	(63)
Reclassifications [3]	(4)	(8)	(29)	(3)	(44)	(18)
Business combinations (note 4.1)	–	–	–	–	–	11
Depreciation and depletion for the period	(108)	(74)	(536)	–	(718)	(736)
Impairment losses (note 7)	(11)	(9)	(15)	(8)	(43)	(306)
Foreign currency translation effects	55	12	(76)	85	76	135
Cost at end of period	4,801	2,532	11,727	1,262	20,322	20,296
Accumulated depreciation and depletion	(1,226)	(1,494)	(7,400)	–	(10,120)	(10,126)
Net book value at end of period	$ 3,575	1,038	4,327	1,262	10,202	10,170

[1] As of December 31, 2022, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.3 million tons of cement, has not initiated commercial operations mainly as the access road has not been finalized. As of the reporting date, the works related to the access road to the plant reflect a significant progress; nonetheless, the beginning of commercial operations is subject also to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2022, the carrying amount of the plant, is for an amount in Colombian Pesos equivalent to $219.

[2] In 2022 includes sales of non-strategic fixed assets in the United States and the United Kingdom for $5 and $5, respectively, among others. In 2021 includes sales of non-strategic fixed assets in Spain, the United States and the United Kingdom for $51, $29 and $12, respectively, among others. In 2020, includes sales of non-strategic fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others.

[3] In 2021, refers to the reclassification to held-for-sale of the assets in Costa Rica and El Salvador for $43 and $1, respectively. In 2020, refers to the reclassification of the assets in France, Puerto Rico, Colombia and Dominican Republic for $8, $5, $3 and $2, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2022, 2021 and 2020, CEMEX recognized impairment losses of fixed assets for $77, $43 and $306, respectively, mainly in connection with reductions in estimated discounted future cash flows due to the increase in interest rates and assets held for sale in 2022 and 2021, and the negative effects of the COVID-19 Pandemic in 2020, as a result of which CEMEX closed certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company's ability to supply demand by achieving efficiencies in other operating assets. Moreover, during 2022 and 2021 there were no reversal of impairment charges of the COVID-19 Pandemic' related adjustments of 2020 as all related assets remain closed.

For the years ended December 31, 2022, 2021 and 2020, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of "Other expenses, net" (notes 2.11 and 7).

During the years ended December 31, 2022, 2021 and 2020 impairment losses of fixed assets by country are as follows:

		2022	2021	2020
United States	$	26	18	76
Spain		23	–	135
Colombia		–	10	2
Caribbean TCL		14	–	–
United Kingdom		10	5	39
Puerto Rico		–	–	20
Croatia		–	–	13
Panama		–	–	12
Others		4	10	9
	$	77	43	306

15.2) Assets for the Right-of-Use, Net

As of December 31, 2022 and 2021, consolidated assets for the right-of-use, net and the changes in this caption during 2022, 2021 and 2020, were as follows:

				2022		
		LAND	BUILDINGS	MACHINERY AND EQUIPMENT	OTHERS	TOTAL
Assets for the right-of-use at beginning of period	$	395	401	1,513	21	2,330
Accumulated depreciation		(147)	(205)	(845)	(13)	(1,210)
Net book value at beginning of period		248	196	668	8	1,120
Additions of new leases		45	21	207	23	296
Cancellations and remeasurements		(15)	(27)	(82)	(1)	(125)
Depreciation		(1)	(77)	(165)	(15)	(258)
Foreign currency translation effects		20	19	48	8	95
Assets for the right-of-use at end of period		439	335	1,570	55	2,399
Accumulated depreciation		(142)	(203)	(894)	(32)	(1,271)
Net book value at end of period	$	297	132	676	23	1,128

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2021 LAND	BUILDINGS	MACHINERY AND EQUIPMENT	OTHERS	TOTAL	2020
Assets for the right-of-use at beginning of period	$ 409	457	1,502	21	2,389	2,265
Accumulated depreciation	(139)	(253)	(744)	(10)	(1,146)	(980)
Net book value at beginning of period	270	204	758	11	1,243	1,285
Additions of new leases	59	22	143	3	227	213
Cancellations and remeasurements	(28)	(19)	(87)	–	(134)	(76)
Business combinations (note 4.1)	–	–	–	–	–	13
Depreciation	(17)	(37)	(226)	(3)	(283)	(239)
Foreign currency translation effects	(36)	26	80	(3)	67	47
Assets for the right-of-use at end of period	395	401	1,513	21	2,330	2,389
Accumulated depreciation	(147)	(205)	(845)	(13)	(1,210)	(1,146)
Net book value at end of period	$ 248	196	668	8	1,120	1,243

For the years ended December 31, 2022, 2021 and 2020, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $108, $94 and $97, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities. Moreover, during 2022, 2021 and 2020, CEMEX did not have significant rent concessions related to the COVID-19 Pandemic.

16) Goodwill and Intangible Assets, Net

16.1) Balances and Changes During the Period

As of December 31, 2022 and 2021, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2022 COST	2022 ACCUMULATED AMORTIZATION	2022 CARRYING AMOUNT	2021 COST	2021 ACCUMULATED AMORTIZATION	2021 CARRYING AMOUNT
Intangible assets of indefinite useful life:						
Goodwill	$ 7,538	–	7,538	$ 7,984	–	7,984
Intangible assets of definite useful life:						
Extraction rights	1,729	(452)	1,277	1,781	(431)	1,350
Industrial property and trademarks	32	(15)	17	45	(22)	23
Customer relationships	196	(196)	–	196	(196)	–
Mining projects	39	(6)	33	52	(7)	45
Internally developed software	820	(534)	286	689	(461)	228
Other intangible assets	305	(163)	142	351	(218)	133
	$ 10,659	(1,366)	9,293	$ 11,098	(1,335)	9,763

Changes in consolidated goodwill for the years ended December 31, 2022, 2021 and 2020, were as follows:

	2022	2021	2020
Balance at beginning of period	$ 7,984	8,506	9,562
Impairment losses (notes 7 and 16.2)	(365)	(440)	(1,020)
Business combinations (note 4.1)	4	5	2
Reclassification to assets held for sale (notes 4.2 and 13)	–	(2)	(9)
Foreign currency translation effects	(85)	(85)	(29)
Balance at end of period	$ 7,538	7,984	8,506

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Changes in intangible assets of definite life in 2022, 2021 and 2020, were as follows:

2022	EXTRACTION RIGHTS	INDUSTRIAL PROPERTY AND TRADEMARKS	MINING PROJECTS	INTERNALLY DEVELOPED SOFTWARE [1]	OTHERS	TOTAL
Balance at beginning of period	$ 1,350	23	45	228	133	1,779
Amortization for the period	(44)	(7)	(1)	(73)	(13)	(138)
Additions (decreases), net [1]	(10)	–	(10)	136	35	151
Foreign currency translation effects	(19)	1	(1)	(5)	(13)	(37)
Balance at the end of period	$ 1,277	17	33	286	142	1,755

2021	EXTRACTION RIGHTS	INDUSTRIAL PROPERTY AND TRADEMARKS	MINING PROJECTS	INTERNALLY DEVELOPED SOFTWARE [1]	OTHERS	TOTAL	2020
Balance at beginning of period	$ 1,358	24	43	213	108	1,746	2,028
Impairment losses (note 7)	–	–	–	(49)	(4)	(53)	(194)
Amortization for the period	(24)	(2)	(1)	(71)	(21)	(119)	(130)
Additions (decreases), net [1]	27	–	2	132	31	192	53
Business combinations (note 4.1)	–	–	–	–	–	–	7
Foreign currency translation effects	(11)	1	1	3	19	13	(18)
Balance at the end of period	$ 1,350	23	45	228	133	1,779	1,746

[1] Includes the capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses. The capitalized amounts are amortized to the statement of operations over a period ranging from 3 to 5 years.

In 2021, CEMEX recognized impairment losses in connection with its internally developed software of $49 considering certain obsolescence generated by the significant replacement of the applications platform during the period. In 2020, in connection with the idle status of North Brooksville plant in the United States, CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

16.2) Analysis of Goodwill Impairment

Based on IFRS, CEMEX analyses the possible impairment of goodwill mandatorily at least once a year, determination made during the last quarter, or additionally at any interim date when impairment indicators exist, by means of determining the value in use of its groups of Cash Generating Units ("CGUs") to which goodwill balances have been allocated. The value in use represents the discounted cash flows projections of each CGU for the next five years using risk adjusted discount rates.

In 2022, as part of the mandatory impairment tests during the fourth quarter, CEMEX recognized within Other expenses, net (note 7), non-cash goodwill impairment losses for an aggregate amount of $365, of which, $273 correspond to the operating segment in the United States and $92 correspond to the operating segment in Spain. In both cases, the related book value of the operating segment exceeded the corresponding value in use. The impairment losses in 2022 are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Company's projected cash flows in these segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both the United States and Spain.

During 2021 and 2020, in addition to the mandatory goodwill impairment tests at year end, considering the then negative effects and aftermath of the COVID-19 Pandemic, as well as the high uncertainty and lack of visibility in relation to the duration and consequences in the different markets where the Company operates, management considered that impairment indicators occurred during the third quarter of 2021 and 2020 in its operating segments in Spain and the United Arab Emirates ("UAE") in 2021, and in the United States, Spain, Egypt and the United Arab Emirates in 2020, and consequently carried out impairment analyses of goodwill as of September 30, 2021 and 2020 in these operating segments.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of these impairment analyses, in the third quarter of 2021 and 2020, the Company recognized within Other expenses, net (note 7) in the statement of operations, non-cash goodwill impairment losses for aggregate amounts of $440 and $1,020, respectively, related, in 2021, to the operating segments in Spain of $317, UAE of $96 as well as $27 related to Neoris due to reorganization, and in 2020, related entirely with its operating segment in the United States. No other impairment test of goodwill as of September 30, 2021 and 2020 resulted in additional goodwill impairment losses. Furthermore, CEMEX did not determine additional impairment losses in its mandatory goodwill impairment test as of December 31, 2021 and 2020 in any of the groups of CGUs to which goodwill balances have been allocated.

In 2021, the impairment losses in Spain and UAE referred closely to disruptions in the supply chains that have generated increases in the estimated production and transportation costs that are considered will be sustained in the mid-term. These negative effects significantly reduced the projected Operating EBITDA as a result of the aforementioned increases in costs and the corresponding value in use of the reporting segments in Spain and UAE as of September 30, 2021 as compared to the valuations determined as of December 31, 2020. Discount rates and long-term growth rates remained unchanged, which were 7.7% and 1.5% in Spain, respectively, as well as 8.3% and 2.6% in UAE, respectively.

In 2020, the perceived high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 Pandemic made CEMEX reduce its cash-flows projections in the United States from 7 to 5 years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, almost 52% was related to the decrease of two years in the cash flows projections, almost one third resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and the difference resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect associated with the reduction in the discount rate which decreased from 7.8% in 2019 to 7.7% as of September 30, 2020.

As of December 31, 2022 and 2021, goodwill balances allocated by Operating Segment after impairment adjustments were as follows:

		2022	2021
Mexico	$	384	361
United States		6,176	6,449
EMEAA			
United Kingdom		250	280
France		201	213
Spain		57	158
Philippines		82	89
Rest of EMEAA [1]		38	48
SCA&C			
Colombia		202	244
Caribbean TCL		83	83
Rest of SCA&C [2]		65	59
	$	7,538	7,984

[1] This caption refers to the operating segments in Israel, the Czech Republic and Egypt.

[2] This caption refers to the operating segments in the Dominican Republic, the Caribbean and Panama.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022, 2021 and 2020, CEMEX's pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	DISCOUNT RATES			LONG-TERM GROWTH RATES[1]		
Groups of CGUs	2022	2021	2020	2022	2021	2020
United States	9.1%	7.2%	7.3%	2.0%	2.0%	2.0%
Spain	9.4%	7.6%	7.7%	1.7%	1.5%	1.5%
United Kingdom	9.1%	7.3%	7.4%	1.5%	1.5%	1.6%
France	9.2%	7.3%	7.4%	1.4%	1.4%	1.7%
Mexico	10.3%	8.4%	8.3%	1.1%	1.0%	1.1%
Colombia	10.9%	8.5%	8.4%	3.3%	3.5%	2.5%
United Arab Emirates	–	–	8.3%	–	–	2.6%
Egypt	13.6%	10.7%	10.2%	3.0%	3.0%	5.6%
Range of rates in other countries	9.3% – 13.9%	7.4% – 11.7%	7.2% – 15.5%	1.5% – 6.0%	1.7% – 6.0%	(0.3%) – 6.5%

[1] The long-term growth rates are generally based on projections issued by the International Monetary Fund ("IMF").

As of December 31, 2022, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments increased by a weighted average of 2.0% in respect to the discount rates determined at December 31, 2021, mainly considering the increase in the risk-free rate associated to CEMEX which changed from 1.82% in 2021 to 3.58% in 2022, the significant increase in the funding cost observed in the industry which changed from 4.1% in 2021 to 6.7% in 2022, as well as the average increase of approximately 1.7% in 2022 in the cost of equity. The other variables remained relatively flat. These financial assumptions will be revised upwards or downwards again in the future as new economic data is available. CEMEX maintained certain reductions to the long-term growth rates used as of December 31, 2022 as compared to the IMF projections, mainly Mexico in 1.0% and Egypt in 2.85%.

The discount rates used by CEMEX as of December 31, 2021 changed slightly as compared to 2020 in a range of -0.1% up to 0.5%. The discount rates increased considering the weighing of debt in the calculation that decreased from 34.6% in 2020 to 26.9% in 2021 and the market risk premium which increased from 5.7% in 2020 to 5.8% in 2021. These increasing effects were offset by the decrease in the risk-free rate associated to CEMEX which changed from 2.2% in 2020 to 1.8% in 2021 and the reduction in the public comparable companies' stock volatility (beta) that changed from 1.19 in 2020 to 1.12 in 2021. As of December 31, 2021, the funding cost observed in the industry of 4.1% remained unchanged against 2020, while the specific risk rates of each country experienced mixed non-significant changes in 2021 as compared to 2020 in the majority of the countries. In addition, as preventive measure to continue considering the COVID-19 Pandemic negative effects, CEMEX reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2021 as compared to the IMF projections such as in Mexico in 1.0% and Egypt in 2.8%.

Moreover, the discount rates used by CEMEX as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020, the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020 and the risk-free rate associated to CEMEX which changed from 2.9% in 2019 to 2.2% in 2020. These reductions were partially offset by a slight increase in the public comparable companies' stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. Moreover, in 2020, as preventive measure to consider the then high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic, CEMEX reduced in certain countries its long-term growth rates used in the Company's cash flows projections as of December 31, 2020 as compared to the IMF projections such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%.

In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.3 times in 2022 and 11.5 times in 2021 and 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the average multiple of Operating EBITDA, in those operating segments that presented relative impairment risk as of December 31, 2022, are as follows:

		ADDITIONAL EFFECTS TO THE IMPAIRMENT LOSSES RECOGNIZED FROM THE SENSITIVITY ANALYSES TO CHANGES IN ASSUMPTIONS AS OF DECEMBER 31, 2022		
OPERATING SEGMENT	IMPAIRMENT LOSSES RECOGNIZED	DISCOUNT RATE +1%	LONG-TERM GROWTH RATE -1%	MULTIPLES OPERATING EBITDA 11.3X
United States	$ (273)	(1,243)	(986)	–
Spain	(92)	(59)	(47)	–

As of December 31, 2022, except for the operating segments presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX's operating segments. The factors considered by the Company's management that could cause the hypothetical scenarios of the previous sensitivity analysis in Spain and the United States are, in relation to the discount rate, an independent increase of 372 bps in the Company's funding cost observed as of December 31, 2022 of 6.7% or, an independent increase in the risk-free rate of 137 bps over the rates of 4.0% in Spain and 3.6% in the United States. Nonetheless, such assumptions did not seem reasonable as of December 31, 2022. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

17) Financial Instruments

17.1) Current and Non-Current Debt

As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows:

	2022			2021		
	CURRENT	NON-CURRENT	TOTAL [1, 2]	CURRENT	NON-CURRENT	TOTAL [1, 2]
Floating rate debt	$ –	1,750	1,750	$ 27	896	923
Fixed rate debt	51	5,170	5,221	46	6,410	6,456
	$ 51	6,920	6,971	$ 73	7,306	7,379
Effective rate [3]						
Floating rate	3.2%	4.6%		2.7%	2.6%	
Fixed rate	5.1%	5.3%		5.2%	4.8%	

	2022				2021			
CURRENCY	CURRENT	NON-CURRENT	TOTAL	EFFECTIVE RATE [3]	CURRENT	NON-CURRENT	TOTAL	EFFECTIVE RATE [3]
Dollars	$ 5	5,511	5,516	5.7%	$ 6	6,375	6,381	4.4%
Euros	2	962	964	3.3%	1	453	454	3.1%
Pesos	–	267	267	12.2%	–	254	254	7.2%
Philippine Pesos	8	139	147	5.4%	66	109	175	4.4%
Other currencies	36	41	77	4.3%	–	115	115	4.1%
	$ 51	6,920	6,971		$ 73	7,306	7,379	

[1] As of December 31, 2022 and 2021, from total debt of $6,971 and $7,379, respectively, 94% was held in the Parent Company and 6% in subsidiaries of the Parent Company, in both periods.

[2] As of December 31, 2022 and 2021, cumulative discounts, fees and other direct costs incurred in CEMEX's outstanding debt borrowings and the issuance of notes payable (jointly "Issuance Costs") for $45 and $53, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the effective interest rate method.

[3] In 2022 and 2021, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, CEMEX´s consolidated debt summarized by type of instrument, was as follows:

2022		CURRENT	NON-CURRENT	2021		CURRENT	NON-CURRENT
Bank loans				**Bank loans**			
Loans in foreign countries, 2024 to 2025	$	43	184	Loans in foreign countries, 2023 to 2024	$	–	289
Syndicated loans, 2024 to 2026		–	2,578	Syndicated loans, 2023 to 2026		–	1,728
		43	2,762			–	2,017
Notes payable				**Notes payable**			
Medium-term notes, 2024 to 2031		–	3,988	Medium-term notes, 2024 to 2031		–	5,179
Other notes payable, 2022 to 2027		6	172	Other notes payable, 2022 to 2027		5	178
		6	4,160			5	5,357
Total bank loans and notes payable		49	6,922	Total bank loans and notes payable		5	7,374
Current maturities		2	(2)	Current maturities		68	(68)
	$	51	6,920		$	73	7,306

Changes in consolidated debt for the years ended December 31, 2022, 2021 and 2020 were as follows:

		2022	2021	2020
Debt at beginning of year	$	7,379	9,339	9,365
Proceeds from new debt instruments		2,006	3,960	4,210
Debt repayments		(2,420)	(5,897)	(4,572)
Foreign currency translation and accretion effects		6	(23)	336
Debt at end of year	$	6,971	7,379	9,339

During 2022, CEMEX closed a €500 3-year sustainability-linked term loan (the "Term Loan"), the proceeds of which were used to repay other debt. The Term Loan was issued under CEMEX's Sustainability-linked Financing Framework (the "Framework"), increasing the amount of debt that is linked and aligned to CEMEX's strategy of CO_2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4). All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin.

As a result of debt issuances and/or debt tender offers incurred during the reported periods to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid transactional costs, including premiums and/or redemption costs (the "Transactional Costs") for aggregate amounts of $51 in 2022, $142 in 2021 and $98 in 2020. Of these Transactional Costs, $4 in 2022, $37 in 2021 and $38 in 2020, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $47 in 2022, $99 in 2021 and $60 in 2020 of such Transactional Costs, associated with the extinguished portion of the related debt, were recognized each period in the line item of "Financial expense". In addition, Transactional Costs pending for amortization related to extinguished debt instruments of $6 in 2022, $27 in 2021 and $19 in 2020 were also recognized within "Financial expense."

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, non-current notes payable for $4,160 and $5,357, respectively, were detailed as follows:

DESCRIPTION	DATE OF ISSUANCE	ISSUER [1]	CURRENCY	PRINCIPAL AMOUNT	RATE	MATURITY DATE	REDEEMED AMOUNT [2] $	OUTSTANDING AMOUNT [2] $	2022	2021
July 2031 Notes [3]	12/Jan/21	CEMEX, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108	$ 1,102	1,741
September 2030 Notes [3]	17/Sep/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717	714	995
November 2029 Notes [3]	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753	749	994
June 2027 Notes	05/Jun/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	–	1,000	996	995
March 2026 Notes	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	–	428	427	454
July 2025 Notes	01/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	–	150	152	152
Other notes payable									20	26
									$ 4,160	5,357

[1] As of December 31, 2021, after closing the 2021 Credit Agreement, these issued notes are fully and unconditionally guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

[2] Presented net of all notes repurchased by CEMEX. As of December 31, 2022, all repurchased notes have been canceled.

[3] During 2022, pursuant to tender offers and other market transactions, CEMEX partially repurchased different series of its notes for an aggregate notional amount of $1,172. The difference between the amount paid for such notes and the notional amount redeemed, net of transactional costs, generated a repurchase gain of $104, recognized in the statement of operations for the year.

The maturities of consolidated long-term debt as of December 31, 2022, were as follows:

	BANK LOANS	NOTES PAYABLE	TOTAL
2024	$ 379	6	385
2025	1,280	156	1,436
2026	1,056	433	1,489
2027	45	999	1,044
2028 and thereafter	–	2,566	2,566
	$ 2,760	4,160	6,920

As of December 31, 2022, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 3.38% and 5.65%, depending on the negotiated currency:

	LINES OF CREDIT	AVAILABLE
Other lines of credit in foreign subsidiaries [1]	$ 364	204
Other lines of credit from banks [1]	556	356
Revolving credit facility 2021 Credit Agreement	1,750	1,450
	$ 2,670	2,010

[1] Uncommitted amounts subject to the banks' availability.

2021 Credit Agreement

On October 29, 2021, CEMEX, S.A.B. de C.V. closed a Dollar-denominated $3,250 syndicated sustainability-linked credit agreement (the "2021 Credit Agreement"), which proceeds were mainly used to fully repay its previous 2017 Facilities Agreement. The 2021 Credit Agreement originally consisted of a $1,500 five-year amortizing term loan and a $1,750 five-year committed Revolving Credit Facility ("RCF"). The 2021 Credit Agreement, which was the first debt instrument issued by CEMEX under the Sustainability-linked Financing Framework (the "Framework") aligned to CEMEX's strategy of CO_2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 2.4), resulted in a stronger liquidity position for CEMEX from a risk and credit rating perspective. As of December 31, 2022 and 2021, debt outstanding under the 2021 Credit Agreement amounted to $1,800 and $1,500, respectively, which includes amounts owed under the RCF of $300 in 2022.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All tranches under the 2021 Credit Agreement include a margin over LIBOR[1] from 100 bps[1] to 175 bps, which is about 25 basis points lower on average than that of the 2017 Facilities Agreement, depending on the ratio of debt to Operating EBITDA ("Consolidated Leverage Ratio") ranging from less than 2.25 times in the lower end to greater than 3.25 times in the higher end. In addition, the annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers. The 2021 Credit Agreement includes the Loan Market Association[1] replacement screen rate provisions in anticipation of the discontinuation of LIBOR rates.

Moreover, on December 23, 2021, CEMEX closed a Peso-denominated of Ps 5,231 syndicated sustainability-linked credit agreement (the "2021 Pesos Credit Agreement"), under terms substantially similar to those of the 2021 Credit Agreement. The 2021 Pesos Credit Agreement has the same guarantor structure as the 2021 Credit Agreement. As of December 31, 2022 and 2021, debt outstanding under the 2021 Pesos Credit Agreement amounted to Ps 5,231, equivalent to $268 and $255, respectively.

The balance of debt under the 2021 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp., same guarantor structure applicable in all senior notes of the Parent Company.

Under the 2021 Credit Agreement, CEMEX has no limits or permitted baskets to incur capital expenditures, acquisitions, dividends, share buybacks and sale of assets, among others, as long as certain limited circumstances, such as non-compliance with financial covenants or specific fundamental changes, would not arise therefrom.

As of December 31, 2022 and 2021, CEMEX was in compliance with the limitations, restrictions and financial covenants contained in the 2021 Credit Agreement and in the 2021 Pesos Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such limitations, restrictions and financial covenants, which non-compliance could result in an event of default, which could materially and adversely affect CEMEX's business and financial condition.

2017 Facilities Agreement

In July 2017, the Parent Company and certain subsidiaries entered into a multi-currency equivalent to $4,050 at the origination date syndicated facilities agreement (the "2017 Facilities Agreement"), which proceeds were used to repay the $3,680 then outstanding under the former facilities agreement and other debt. All tranches under the 2017 Facilities Agreement, which was outstanding until October 29, 2021, included a margin of LIBOR or EURIBOR[2] from 125 bps to 475 bps, and TIIE[2] from 100 bps to 425 bps, depending on the Consolidated Leverage Ratio ranging from less than 2.50 times in the lower end to greater than 6.00 times in the higher end.

In the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated modifications to the then applicable financial covenants considering the adverse effects arising during the COVID-19 Pandemic in exchange of a one-time fee of $14 (35 bps), and agreed to certain temporary restrictions with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as the suspension of share repurchases whenever and for as long as the Company failed to report a consolidated leverage ratio of 4.50 times or less.

During 2021 until October 29 and the years 2020 and 2019, under the 2017 Facilities Agreement, except when capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year.

[1] The London Inter-Bank Offered Rate ("LIBOR") represent the variable rate used in international markets for debt denominated in Dollars. As of December 31, 2022 and 2021, 3-Month LIBOR rate was 4.77% and 0.21%, respectively. The contraction "bps" means basis points. One hundred basis points equal 1%. See note 17.5 for developments on the undergoing interest rate benchmark reform.

[2] The Euro Inter-Bank Offered Rate ("EURIBOR") represent the variable rate used in international markets for debt denominated in Euros. The *Tasa de Interés Interbancaria de Equilibrio* ("TIIE") is the variable rate used for debt denominated in Pesos. As of December 31, 2022 and 2021, 3-Month EURIBOR rate was 2.13% and -0.57%, respectively. As of December 31, 2022 and 2021, 28-day TIIE rate was 10.77% and 5.72%, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial Covenants

Under the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, CEMEX must comply with a maximum Consolidated Leverage Ratio of 3.75 times throughout the life of the Credit Agreement, and a minimum ratio of Operating EBITDA to interest expense ("Consolidated Coverage Ratio") of 2.75 times. These financial ratios are calculated using the consolidated amounts under IFRS.

As of December 31, 2020, under the 2017 Facilities Agreement, CEMEX had to comply with a Consolidated Coverage Ratio equal or greater than 1.75 times and a Consolidated Leverage Ratio equal or lower than 6.25 times.

Consolidated Leverage Ratio

- Under the 2021 Credit Agreement, the ratio is calculated dividing "Consolidated Net Debt" by "Consolidated EBITDA" for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of CEMEX, adjusted for net mark-to-market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.
- Under the 2017 Facilities Agreement, the ratio was calculated dividing "Funded Debt" by "Pro forma Operating EBITDA" for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals.

Consolidated EBITDA: Under the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.

Pro forma Operating EBITDA : Under the 2017 Facilities Agreement, represented Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Consolidated Coverage Ratio

- Under the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.
- Under the 2017 Facilities Agreement, the ratio was calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense included coupons accrued on the perpetual debentures.

As of December 31, 2022, 2021 and 2020, under the 2021 Credit Agreement and the 2017 Facilities Agreement, as applicable, the main consolidated financial ratios were as follows:

CONSOLIDATED FINANCIAL RATIOS		REFERS TO THE COMPLIANCE LIMITS AND CALCULATIONS THAT WERE EFFECTIVE ON EACH DATE		
		2022	2021	2020
Leverage ratio	Limit	<=3.75	<=3.75	<=6.25
	Calculation	2.84	2.73	4.07
Coverage ratio	Limit	>=2.75	>=2.75	>=1.75
	Calculation	6.27	5.99	3.82

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CEMEX's ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2021 Credit Agreement is triggered by the provisions contained therein; and/or 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX's lenders' request, they would call for the acceleration of payments due under the 2021 Credit Agreement. That scenario would have a material adverse effect on CEMEX's operating results, liquidity or financial position.

17.2) Other Financial Obligations

As of December 31, 2022 and 2021, other financial obligations in the consolidated statement of financial position were detailed as follows:

		2022				2021		
		CURRENT	NON-CURRENT	TOTAL		CURRENT	NON-CURRENT	TOTAL
I. Leases	$	258	918	1,176	$	265	911	1,176
II. Liabilities secured with accounts receivable		678	–	678		602	–	602
	$	936	918	1,854	$	867	911	1,778

I. Leases (notes 2.7, 8.1, 15.2 and 24.1)

CEMEX has several operating and administrative assets under lease contracts (note 15.2). As mentioned in note 2.7, CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2022, 2021 and 2020 were as follows:

		2022	2021	2020
Lease financial liability at beginning of year	$	1,176	1,260	1,306
Additions from new leases		296	227	213
Reductions from payments		(276)	(313)	(276)
Cancellations and liability remeasurements		7	27	(9)
Foreign currency translation and accretion effects		(27)	(25)	26
Lease financial liability at end of year	$	1,176	1,176	1,260

As of December 31, 2022, the maturities of non-current lease financial liabilities are as follows:

		TOTAL
2024	$	194
2025		151
2026		109
2027		81
2028 and thereafter		383
	$	918

Total cash outflows for leases in 2022, 2021 and 2020, including the interest expense portion as disclosed at note 8.1, were $342, $381 and $350, respectively. Future payments associated with these contracts are presented in note 24.1.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

II. Liabilities secured with accounts receivable

As mentioned in note 10, as of December 31, 2022 and 2021, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse of $678 and $602, respectively, were recognized within the line item "Other financial obligations" in the statement of financial position. For the years ended December 31, 2022, 2021 and 2020, the net cash flows generated by (used in) these securitization programs were $79, $25 and $(26), respectively.

17.3) Fair Value of Financial Instruments

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX's assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX's overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX's exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of December 31, 2022 and 2021, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2022		2021	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Derivative financial instruments (notes 14.2 and 17.4)	$ 57	57	$ 22	22
Other investments and non-current accounts receivable (note 14.2)	237	237	221	221
	$ 294	294	$ 243	243
Financial liabilities				
Long-term debt (note 17.1)	$ 6,920	6,517	$ 7,306	7,629
Other financial obligations (note 17.2)	918	788	911	919
Derivative financial instruments (notes 17.4 and 18.2)	2	2	30	30
	$ 7,840	7,307	$ 8,247	8,578

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 2.7):

2022		LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets measured at fair value					
Derivative financial instruments (notes 14.2 and 17.4)	$	–	57	–	57
Investments in strategic equity securities (note 14.2)		5	–	–	5
Other investments at fair value through earnings (note 14.2)		–	3	–	3
	$	5	60	–	65
Liabilities measured at fair value					
Derivative financial instruments (notes 17.4 and 18.2)	$	–	2	–	2

2021		LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets measured at fair value					
Derivative financial instruments (notes 14.2 and 17.4)	$	–	22	–	22
Investments in strategic equity securities (note 14.2)		14	–	–	14
Other investments at fair value through earnings (note 14.2)		–	3	–	3
	$	14	25	–	39
Liabilities measured at fair value					
Derivative financial instruments (notes 17.4 and 18.2)	$	–	30	–	30

17.4) Derivative Financial Instruments

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments with the objectives explained in the following paragraphs.

As of December 31, 2022 and 2021, the notional amounts and fair values of CEMEX's derivative instruments were as follows:

	2022		2021	
	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE
I. Net investment hedges	$ 837	(48)	1,511	3
II. Interest rate swaps	1,018	54	1,005	(18)
III. Fuel price hedging	136	8	145	30
IV. Foreign exchange options	500	18	250	6
	$ 2,491	32	2,911	21

The caption "Financial income and other items, net" in the statements of operations includes certain gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $5 in 2022, of $6 in 2021 and of $17 in 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. Net investment hedges

As of December 31, 2022 and 2021, there are Dollar/Peso foreign exchange forward contracts with target tenor ranging from 1 to 18 months for notional amounts of $738 and $761, respectively. CEMEX has designated this program as a hedge of CEMEX's net investment in Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2022, 2021 and 2020, these contracts generated losses of $96, losses of $4 and gains of $53, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX's net assets denominated in Pesos due to the appreciation of the Peso in 2022 and the depreciation of the Peso in 2021 and 2020.

In addition, as of December 31, 2022, as part of CEMEX's Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $98. These capped forwards contain limits on the gain that the instrument may generate. Any changes in fair market value of such capped forward contracts are also recognized as part of other comprehensive income in equity. For the year 2022, these contracts generated losses of $2, which partially offset currency translation results recognized in equity generated from CEMEX's net assets denominated in Pesos due to the appreciation of the Peso in 2022.

Moreover, as of December 31, 2021, CEMEX held Dollar/Euro cross-currency swap contracts for a notional amount of $750, which were entered into in November 2021. During the year 2022, CEMEX unwound these instruments fixing a settlement gain of $80. CEMEX designated the foreign exchange forward component of these instruments as a hedge of CEMEX's net investment in Euros, pursuant to which changes in fair market of such forward contracts were recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component were recognized within the line item of "Financial income and other items, net." For the years 2022 and 2021, these contracts generated gains of $70 and $10 recognized in equity, which partially offset currency translation results recognized in equity generated from CEMEX's net assets denominated in Euros due to the depreciation of the Euro in 2022 and 2021 against the Dollar, as well as gains of $8 in 2022 and losses of $1 in 2021 related to the exchange of interest rates in the statement of operations.

II. Interest rate swap contracts

For accounting purposes under IFRS, CEMEX designates interest rate swaps as cash flow hedges, to fix interest rate payments in relation to an equivalent amount of floating interest rate debt; therefore, changes in fair value of these contracts are initially recognized as part of other comprehensive income in equity and are subsequently reclassified to financial expense as the interest expense of the related floating interest rate debt is accrued in the statement of operations.

As of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional amount of $750, in both periods, with a fair market value representing assets of $39 in 2022 and liabilities of $30 in 2021, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted average fixed rate from 3.05% to 2.56% in exchange of a payment of $14 and, in November 2021, CEMEX unwound a portion of its interest rate swap in exchange of a payment of $5, recognized within "Financial income and other items, net" in the statement of operations. In November 2021, these contracts were extended with a new maturity date in November 2026. For the years 2022, 2021 and 2020, changes in fair value of these contracts generated gains of $69, gains of $23 and losses of $9, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of "Financial expenses" representing an expense of $2 in 2022, expense of $22 in 2021 and expense of $20 in 2020.

In addition, as of December 31, 2022 and 2021, CEMEX held interest rate swaps for a notional of $268 and $255, respectively, negotiated to fix interest payments of existing bank loans referenced to Peso floating rates maturing in November 2023, which fair value represented an asset of $15 in 2022 and of $12 in 2021. During December 2021, CEMEX partially unwound its interest rate swap receiving $3 recognized within "Financial income and other items, net" in the statement of operations. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2022, 2021 and 2020 changes in fair value of these contracts generated gains of $3, gains of $15 and losses of $3, respectively, recognized in other comprehensive income. Moreover, during the same periods, CEMEX recycled results from equity to the line item of "Financial expenses" representing gains of $7 in 2022, expense of $0.3 in 2021 and expense of $0.1 in 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, as part of a forecasted debt issuance expected by mid-2023, during March, 2022, CEMEX entered into interest rate swap lock contracts for a notional of $300. CEMEX designated these interest rate swap lock contracts as a cash flow hedge of the forecasted debt transaction. During 2022, changes in fair value of these contracts generated gains of $33 recognized in other comprehensive income. During September 2022, CEMEX early settled these interest rate swap lock contracts and fixed the gain of $33, which will decrease the financial expense commencing when the debt is issued. Otherwise, the amount will remain in equity.

III. Fuel price hedging

As of December 31, 2022 and 2021, CEMEX maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $136 and $145, respectively, with an estimated aggregate fair value representing assets of $8 in 2022 and of $30 in 2021. By means of these contracts, for its own consumption only, CEMEX either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2022, 2021 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented losses of $25, gains of $22 and $7, respectively. Moreover, during the same periods, CEMEX recycled results from equity to the line items of "Cost of sales" and "Operating expenses", as applicable, representing gains of $88 in 2022, gains of $36 in 2021 and an expense of $24 in 2020.

IV. Foreign exchange options

As of December 31, 2022 and 2021, CEMEX held Dollar/Peso call spread option contracts for a notional amount of $500 and $250, respectively. Such contracts mature between September 2024 and December 2024 and were negotiated to maintain the value in Dollars over an equivalent amount over revenue generated in Pesos. Changes in the fair value of these instruments, generated losses of $13 in 2022 and of losses of $5 in 2021, recognized within "Financial income and other items, net" in the statement of operations.

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euros and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within "Financial income and other items, net" in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euros, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within "Financial income and other items, net" in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 4.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euros for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within "Financial income and other items, net" in the statement of operations.

17.5) Risk Management

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company's Board of Directors, which represent CEMEX's risk management framework and that are supervised by several Committees, CEMEX's management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

As of December 31, 2022 and 2021, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2022 and 2021, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers' payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX's management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company's management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2022, considering CEMEX's best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $91.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX's results if the fixed-rate long-term debt is measured at fair value. All of CEMEX's fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX's accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the NPV of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2022 and 2021, 21% and 10%, respectively, of CEMEX's long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 148 basis points in 2022 and 150 basis points in 2021. These figures reflect the effect of interest rate swaps held by CEMEX during 2022 and 2021. As of December 31, 2022 and 2021, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX's net income for 2022 and 2021 would have reduced by $13 and $7, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2022 and 2021.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Managing interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative secured rates (referred to as the "IBOR reform"). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. In anticipation of this transition, the 2021 Credit Agreement already incorporates a benchmark rate replacement mechanism. Moreover, CEMEX's derivative instrument contracts contain standard definitions to incorporate robust fallbacks for instruments linked to certain IBORs, with the changes coming into effect from January, 2021. From that date, all new cleared and non-cleared derivatives that reference such definitions include the fallbacks. As of December 31, 2022, with the exemption of certain instruments that have migrated automatically to the alternative secured rates under the fallback protocol, CEMEX still has derivatives instruments, when applicable, linked to LIBOR rates; such debt and derivative instruments will be orderly migrated to the alternative secured rates in due course. CEMEX does not expect the migration spreads that may increase its financial expense to be significant.

CEMEX's respective risk management committee monitors and manages the Company's transition to alternative secured rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company's Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX's exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX's revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2022, 21% of CEMEX's revenues, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 5% in the United Kingdom, 4% in France, 3% in Germany, 2% in Poland, 2% in Spain, 2% in the Philippines, 5% in Israel and 4% in the Rest of EMEAA region, 2% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 2% in the Rest of SCA&C, and 16% in CEMEX's other operations.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties' long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2022, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX's presentation currency, considering a hypothetic 10% strengthening of the Dollar against the Peso, with all other variables held constant, CEMEX's net income for 2022 would have decreased by $42, as a result of higher foreign exchange losses on CEMEX's Dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the Dollar against the Peso would have the opposite effect.

As of December 31, 2022, 79% of CEMEX's financial debt was Dollar-denominated, 14% was Euro-denominated, 4% was Peso-denominated, 2% was Philippine Peso-denominated and 1% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated versus the several currencies in which CEMEX's revenues are settled in most countries in which it operates. CEMEX cannot guarantee that it will generate sufficient revenues in Dollars from its operations to service these obligations. As of December 31, 2022, CEMEX had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of $500 to hedge the value in Dollar terms of revenues generated in Pesos to partially address this foreign currency risk (note 17.4). Complementarily, CEMEX may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

CEMEX 2022 INTEGRATED REPORT 177

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G As of December 31, 2022 and 2021, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows: 2022 NOTES TO THE MEXICO UNITEDSTATES EMEAA SCA&C OTHERS1 TOTAL CONSOLIDATED Monetary assets $ 960 650 1,315 204 – 3,129 Monetary liabilities 1,951 2,559 2,887 519 7,174 15,090 FINANCIAL Net monetary assets (liabilities) $ (991) (1,909) (1,572) (315) (7,174) (11,961) STATEMENTS Out of which: Dollars $ 8 (1,909) 12 (42) (5,633) (7,564) Pesos (999) – – – (72) (1,071) Euros – – (632) – (1,183) (1,815) Pounds – – (931) – 171 (760) Other currencies (751) – – (21) (273) (457) $ (991) (1,909) (1,572) (315) (7,174) (11,961) 2021 MEXICO UNITEDSTATES EMEAA SCA&C OTHERS1 TOTAL Monetary assets $ 873 605 1,255 262 193 3,188 Monetary liabilities 1,644 2,701 3,279 659 7,544 15,827 Net monetary assets (liabilities) $ (771) (2,096) (2,024) (397) (7,351) (12,639) Out of which: Dollars $ (166) (2,096) 23 (87) (6,254) (8,580) Pesos (601) – – – (17) (618) Euros – – (762) 1 (384) (1,145) Pounds – – (1,191) – 28 (1,163) Other currencies (1,133) (4) – (94) (311) (724) $ (771) (2,096) (2,024) (397) (7,351) (12,639) 1 Includes the Parent Company, CEMEX’s financing subsidiaries, among other entities. Considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the Dollar (note 2.5), there is foreign currency risk associated with the translation into Dollars of subsidiaries’ net assets denominated in different currencies. When the Dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the Dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of Dollars generating the opposite effect. CEMEX has implemented a Dollar/Peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in Pesos (note 17.4) . CEMEX 2022 INTEGRATED REPORT 178

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Equity risk Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s NOTES TO THE and/or third party’s shares. CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments CONSOLIDATED are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December FINANCIAL 31, 2022, CEMEX does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares. STATEMENTS Liquidity risk Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 24.1. As of December 31, 2022, current liabilities, which included $987 of current debt and other financial obligations, exceed current assets by $1,020. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2022, CEMEX generated net cash flows provided by operating activities of $1,475. The Company’s management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2022, CEMEX has committed lines of credit under the revolving credit facility in its 2021 Credit Agreement for a total amount of $1,750. As of December 31, 2022, the disposed amount is $300. 18) Other Current and Non-Current Liabilities 18.1) Other Current Liabilities As of December 31, 2022 and 2021, consolidated other current liabilities were as follows: 2022 2021 Provisions1 $ 620 620 Interest payable 96 92 Other accounts payable and accrued expenses 2 216 233 Contract liabilities with customers (note 3) 257 3 293 $ 1,225 1,202 1 Current provisions primarily consist of accrued employee bene?ts, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months. 2 As of December 31, 2022 and 2021, includes $6 and $7, respectively, of the current portion of other taxes payable in Mexico. 3 As of December 31, 2022 and 2021, contract liabilities with customers included $253 and $219, respectively, of advances received from customers, as well as in 2022 and 2021 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $5 and $4, respectively. CEMEX 2022 INTEGRATED REPORT 179

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE (E) | ENGAGING OUR STAKEHOLDERS (S) | FINANCIAL PERFORMANCE | GOVERNANCE (G) | PERFORMANCE IN DETAIL | APPENDIX

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.2) Other Non-Current Liabilities

As of December 31, 2022 and 2021, consolidated other non-current liabilities were as follows:

		2022	2021
Asset retirement obligations [1]	$	465	553
Accruals for legal assessments and other responsibilities [2]		41	48
Non-current liabilities for valuation of derivative instruments		2	30
Environmental liabilities [3]		233	276
Other non-current liabilities and provisions [4, 5]		324	391
	$	1,065	1,298

[1] Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

[2] Provisions for legal claims and other responsibilities include items related to tax contingencies.

[3] Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

[4] As of December 31, 2021, includes $6 of the non-current portion of taxes payable in Mexico.

[5] As of December 31, 2022 and 2021, the balance includes deferred revenues of $27 and $32, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2022 and 2021, were as follows:

		2022						
		ASSET RETIREMENT OBLIGATIONS	ENVIRONMENTAL LIABILITIES	ACCRUALS FOR LEGAL PROCEEDINGS	VALUATION OF DERIVATIVE INSTRUMENTS	OTHER LIABILITIES AND PROVISIONS	TOTAL	2021
Balance at beginning of period	$	553	276	48	37	1,043	1,957	1,756
Additions or increase in estimates		22	1	11	25	211	270	595
Releases or decrease in estimates		(119)	(37)	(17)	(29)	(284)	(486)	(301)
Business combinations		6	–	–	–	–	6	–
Reclassifications		34	–	–	–	(26)	8	4
Accretion expense		(24)	–	(4)	–	(30)	(58)	(28)
Foreign currency translation		(7)	(7)	3	17	23	29	(69)
Balance at end of period	$	465	233	41	50	937	1,726	1,957
Out of which:								
Current provisions	$	–	–	–	48	613	661	659

19) Pensions and Post-Employment Benefits

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2022, 2021 and 2020 were $59, $54 and $48, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee's individual accounts, not retaining any remaining liability as of the financial statements' date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Defined benefit pension plans

Most of CEMEX's defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in "Other comprehensive income" for the period in which they are generated, as appropriate. For the years ended December 31, 2022, 2021 and 2020, the effects of pension plans and other post-employment benefits are summarized as follows:

		PENSIONS			OTHER BENEFITS			TOTAL		
NET PERIOD COST (INCOME) :		2022	2021	2020	2022	2021	2020	2022	2021	2020
Recorded in operating costs and expenses										
Service cost	$	8	9	9	4	3	2	12	12	11
Past service cost		1	–	(2)	–	–	1	1	–	(1)
Settlements and curtailments		–	(1)	–	–	(1)	(1)	–	(2)	(1)
		9	8	7	4	2	2	13	10	9
Recorded in other financial expenses										
Net interest cost		23	26	27	6	5	5	29	30	32
Recorded in other comprehensive income										
Actuarial (gains) losses for the period		(166)	(257)	181	(10)	(6)	18	(176)	(263)	199
	$	(134)	(223)	215	–	1	25	(134)	(223)	240

As of December 31, 2022 and 2021, the reconciliation of the actuarial benefits' obligations and pension plan assets, are presented as follows:

	PENSIONS		OTHER BENEFITS		TOTAL	
	2022	2021	2022	2021	2022	2021
Change in benefits obligation :						
Projected benefit obligation at beginning of the period	$ 2,685	2,928	98	105	2,783	3,033
Service cost	8	9	4	3	12	12
Interest cost	66	62	6	5	72	67
Actuarial gains	(632)	(134)	(10)	(6)	(642)	(140)
Initial valuation from new plan	13	–	–	–	13	–
Reduction from disposal of assets [1]	(6)	–	–	–	(6)	–
Settlements and curtailments	–	(1)	–	(1)	–	(2)
Plan amendments	1	–	–	–	1	–
Benefits paid	(130)	(132)	(7)	(7)	(137)	(139)
Foreign currency translation	(194)	(47)	1	(1)	(193)	(48)
Projected benefit obligation at end of the period	1,811	2,685	92	98	1,903	2,783
Change in plan assets :						
Fair value of plan assets at beginning of the period	1,783	1,693	1	1	1,784	1,694
Return on plan assets	43	36	–	–	43	36
Actuarial (losses) gains	(466)	123	–	–	(466)	123
Employer contributions	98	78	7	7	105	85
Initial valuation from new plan	13	–	–	–	13	–
Benefits paid	(132)	(132)	(7)	(7)	(139)	(139)
Foreign currency translation	(132)	(15)	–	–	(132)	(15)
Fair value of plan assets at end of the period	1,207	1,783	1	1	1,208	1,784
Net projected liability in the statement of financial position	$ 604	902	91	97	695	999

[1] In connection with the sale of Neoris' 65% stake as described in note 4.2.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years 2022, 2021 and 2020, actuarial (gains) losses for the period were generated by the following main factors as follows:

		2022	2021	2020
Actuarial (gains) losses due to experience	$	96	(87)	1
Actuarial (gains) losses due to demographic assumptions		(2)	20	18
Actuarial (gains) losses due financial assumptions		(270)	(196)	180
	$	(176)	(263)	199

In 2022, net actuarial gains due to financial assumptions were mainly driven by a general increase in the discount rates applicable to the calculation of the benefits' obligations mainly in the United Kingdom, the United States, Germany, and Mexico, as market interest rates increased in 2022 as compared to 2021, partially offset by actual returns in plan assets lower than estimated for a total of $466, of which $373 refers to the United Kingdom, $52 to the United States and $19 to Mexico. In addition, there were significant increase effects in the net projected liability related to adjustments due to experience for a total of $96, mainly in the United Kingdom for $77 and Germany for $13. In addition, the net actuarial gains were also driven by a gain in demographic assumptions of $2.

In 2021, net actuarial gains due to financial assumptions were mainly driven by moderate increases in the discount rates applicable to the calculation of the benefits' obligations in the United Kingdom, the United States, Germany and Mexico, as market interest rates increased in 2021 as compared to 2020. In addition, there were significant reduction effects in the net projected liability related to adjustments due to experience in the United Kingdom, the United States and Germany for a combined amount of $81. Moreover, the net projected liability significantly decreased by actual returns in plan assets higher than estimated returns for a total of $122, of which $86 refers to the United Kingdom, $13 to the United States and $23 to other countries, partially offset by actuarial losses due to demographic assumption of $20, of which $12 refers to the United Kingdom.

As of December 31, 2022 and 2021, based on the hierarchy of fair values, plan assets are detailed as follows:

		2022					2021			
		LEVEL 1	LEVEL 2	LEVEL 3	TOTAL		LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Cash	$	38	–	–	38	$	33	–	–	33
Investments in corporate bonds		7	289	–	296		1	432	–	433
Investments in government bonds		90	266	–	356		85	393	–	478
Total fixed-income securities		135	555	–	690		119	825	–	944
Investment in marketable securities		226	42	–	268		380	109	–	489
Other investments and private funds		91	42	117	250		163	88	100	351
Total variable-income securities		317	84	117	518		543	197	100	840
Total plan assets	$	452	639	117	1,208	$	662	1,022	100	1,784

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2022				2021			
	MEXICO	UNITED STATES	UNITED KINGDOM	RANGE OF RATES IN OTHER COUNTRIES	MEXICO	UNITED STATES	UNITED KINGDOM	RANGE OF RATES IN OTHER COUNTRIES
Discount rates	10.50%	5.50%	5.00%	3.6%–13.0%	9.25%	2.90%	1.90%	0.4%–9.3%
Rate of return on plan assets	10.50%	5.50%	5.00%	3.6%–13.0%	9.25%	2.90%	1.90%	0.4%–9.3%
Rate of salary increases	4.50%	–	3.25%	2.5%–7.3%	4.50%	–	3.35%	2.3%–7.3%

As of December 31, 2022, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

	ESTIMATED PAYMENTS
2023	$ 145
2024	139
2025	140
2026	140
2027 – 2032	821

As of December 31, 2022 and 2021, the aggregate projected benefit obligation ("PBO") for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2022			2021		
	PBO	ASSETS	DEFICIT	PBO	ASSETS	DEFICIT
Mexico	$ 220	25	195	$ 200	38	162
United States	194	166	28	270	226	44
United Kingdom [1]	1,062	791	271	1,794	1,273	521
Germany	134	6	128	180	7	173
Other countries	293	220	73	339	240	99
	$ 1,903	1,208	695	$ 2,783	1,784	999

[1] Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the "Partnership"), whose assets, transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2022, 2021 and 2020, which increase at a 5% rate per year, were £22.3 ($30), £22.3 ($30) and £21.3 ($29), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2022 and 2021, the projected benefits obligation related to these benefits was $60 and $69, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2022 and 2021 for Mexico were 7% and 7% respectively, for Puerto Rico 5.4% and 6.4%, respectively, for the United Kingdom were 6.8% and 6.9%, respectively, and for TCL was a rate range between 5.0% and 13.0% and 5.0% and 10.5%, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant events of settlements or curtailments related to employees' pension benefits and other post-employment benefits during the reported periods
In 2022, there were no significant settlements or curtailments related to employees' pension benefits and other post-employment benefits.

In 2021, as an effect of a sale of assets in France (note 4.2), there was a curtailment gain of $1 in its pension plan recognized in the statement of operations for the period. In addition, one of the participating companies in other postretirement benefits of TCL ceased operations in February 2021, resulting in a curtailment gain in other postretirement benefits of $1 reflected in the statement of operations for the period.

During 2020, in connection with the divestiture of Kosmos' assets in the United States (note 4.1), CEMEX recognized a curtailment gain of $1 related to its medical plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2. In addition, in Mexico, CEMEX changed some postretirement benefits resulting in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year.

Sensitivity analysis of pension and other post-employment benefits
For the year ended December 31, 2022, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2022 are shown below:

		PENSIONS		OTHER BENEFITS		TOTAL	
ASSUMPTIONS :		+50 BPS	-50 BPS	+50 BPS	-50 BPS	+50 BPS	-50 BPS
Discount Rate Sensitivity	$	(91)	100	(3)	3	(94)	103
Salary Increase Rate Sensitivity		5	(4)	–	(1)	5	(5)
Pension Increase Rate Sensitivity		66	(63)	–	–	66	(63)

Multiemployer defined benefit pension plans
In addition to the Company's sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company's funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $61 in 2022, $58 in 2021 and $56 in 2020. The Company expects to contribute $58 to the multiemployer plans in 2023.

20) Income Taxes

20.1) Income Taxes for the Period

The amounts of income tax expense in the statements of operations for 2022, 2021 and 2020 are summarized as follows:

		2022	2021	2020
Current income tax expense	$	170	172	158
Deferred income tax expense (income)		39	(35)	(122)
	$	209	137	36

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.2) Deferred Income Taxes

As of December 31, 2022 and 2021, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2022	2021
Deferred tax assets:			
Tax loss carryforwards and other tax credits	$	561	662
Accounts payable and accrued expenses		754	808
Intangible assets, net		140	138
Total deferred tax assets, gross		1,455	1,608
Presentation of net position by same legal entity		(1,044)	(1,046)
		411	562
Deferred tax liabilities:			
Property, machinery and equipment and right-of-use asset, net		(1,406)	(1,502)
Investments and other assets		(32)	(29)
Total deferred tax liabilities, gross		(1,438)	(1,531)
Presentation of net position by same legal entity		1,044	1,046
Total deferred tax liabilities, net in the statement of financial position		(394)	(485)
Net deferred tax assets (liabilities)	$	17	77
Out of which:			
Net deferred tax liabilities in Mexican entities [1]	$	(17)	(81)
Net deferred tax assets in foreign entities [2]		34	158
Net deferred tax assets	$	17	77

[1] Net deferred tax liabilities in Mexico at the reporting date mainly refer to a temporary difference resulting when comparing the carrying amount of property, machinery and equipment, against their corresponding tax values (remaining tax-deductible amount), partially offset by certain deferred tax assets from tax loss carryforwards that are expected to be recovered in the future against taxable income. When the book value is greater than the related tax value results in a deferred tax liability. In 2011, upon transition to IFRS, CEMEX elected to measure its fixed assets at fair value, which resulted in a significant increase in book value, mainly associated with the revaluation of mineral reserves. Such restated amounts are depleted to the income statement in a period close to 35 years, generating accounting expense that is not tax-deductible; hence the temporary difference will gradually reverse over time but does not represent a payment obligation to the tax authority at the reporting date.

[2] Net deferred tax assets in foreign entities in 2022 and 2021 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

As of December 31, 2022 and 2021, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2022				2021			
		ASSETS	LIABILITIES	NET		ASSETS	LIABILITIES	NET
Mexican entities	$	168	(185)	(17)	$	191	(272)	(81)
Foreign entities		243	(209)	34		371	(213)	158
	$	411	(394)	17	$	562	(485)	77

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The breakdown of changes in consolidated deferred income taxes during 2022, 2021 and 2020 was as follows:

		2022	2021	2020
Deferred income tax expense (income) in the income statement	$	39	(35)	(122)
Deferred income tax expense (income) in stockholders' equity		14	(38)	(41)
Reclassifications [1]		7	78	(12)
Change in deferred income tax during the period	$	60	5	(175)

[1] In 2022, 2021 and 2020, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2022, 2021 and 2020 were as follows:

		2022	2021	2020
Revenue related to foreign exchange fluctuations from intercompany balances (note 21.2)	$	–	(6)	(19)
Expense (revenue) associated to actuarial results (note 21.2)		32	26	(41)
Revenue related to derivative financial instruments (note 17.4)		(30)	(1)	14
Expense (revenue) from foreign currency translation and other effects		12	(63)	(14)
	$	14	(44)	(60)

As of December 31, 2022, consolidated tax loss and tax credits carryforwards expire as follows:

		AMOUNT OF CARRYFORWARDS	AMOUNT OF UNRECOGNIZED CARRYFORWARDS	AMOUNT OF RECOGNIZED CARRYFORWARDS
2023	$	185	156	29
2024		148	20	128
2025		209	192	17
2026		209	191	18
2027 and thereafter		7,739	5,707	2,032
	$	8,490	6,266	2,224

As of December 31, 2022, in connection with CEMEX's deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $2,224 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX's management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX's deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX's management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.3) Reconciliation of Effective Income Tax Rate

For the years ended December 31, 2022, 2021 and 2020, the effective consolidated income tax rates were as follows:

		2022	2021	2020
Earnings (loss) before income tax	$	770	954	(1,310)
Income tax expense		(209)	(137)	(36)
Effective consolidated income tax expense rate [1]		27.1%	14.4%	(2.7)%

[1] The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2022, 2021 and 2020 were as follows:

	2022		2021		2020	
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	231	30.0	280	30.0	(391)
Difference between accounting and tax expenses, net [1]	35.8	276	4.8	45	(18.4)	240
Non-taxable sale of equity securities and fixed assets	3.4	26	(3.8)	(35)	1.3	(17)
Difference between book and tax inflation	28.2	217	23.9	223	(7.1)	92
Differences in the income tax rates in the countries where CEMEX operates [2]	(6.2)	(48)	4.7	44	(0.9)	12
Changes in deferred tax assets [3]	(59.7)	(460)	(48.7)	(454)	(9.6)	125
Changes in provisions for uncertain tax positions	(5.1)	(39)	2.6	24	0.2	(3)
Others	0.7	6	0.8	10	1.7	(22)
Effective consolidated income tax expense rate	27.1	209	14.4	137	(2.7)	36

[1] In 2022 includes $365 and in 2020 includes $312, related to the effects of the impairment charges during the periods which are basically non-deductible (note 7).

[2] Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2021 includes the effect related to the change in statutory tax rate in Colombia from 30% to 35%.

[3] Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX's tax loss carryforwards.

The following table compares the line item "Changes in deferred tax assets" as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2022 and 2021:

		2022		2021	
		CHANGES IN THE STATEMENT OF FINANCIAL POSITION	AMOUNTS IN RECONCILIATION	CHANGES IN THE STATEMENT OF FINANCIAL POSITION	AMOUNTS IN RECONCILIATION
Tax loss carryforwards generated and not recognized during the year	$	–	38	–	9
Derecognition related to tax loss carryforwards recognized in prior years		(103)	–	(145)	–
Recognition related to unrecognized tax loss carryforwards		16	(498)	19	(460)
Foreign currency translation and other effects		(14)	–	11	(3)
Changes in deferred tax assets	$	(101)	(460)	(115)	(454)

CEMEX 2022 INTEGRATED REPORT 187

COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G 20.4) Uncertain Tax Positions and Signi?cant Tax Proceedings Uncertain tax positions NOTES TO THE As of December 31, 2022 and 2021, as part of current provisions and non-current other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax bene?ts in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. CONSOLIDATED As of December 31, 2022, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities FINANCIAL in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the ?nancial statements. A summary of the beginning and ending amount of unrecognized tax bene?ts for the years ended December STATEMENTS 31, 2022, 2021 and 2020, excluding interest and penalties, is as follows: 2022 2021 2020 Balance of tax positions at beginning of the period $ 48 27 28 Additions for tax positions of prior periods 5 4 – Additions for tax positions of current period 5 27 3 Reductions for tax positions related to prior periods and other items (11) (2) (1) Settlements and reclassi?cations (4) (5) (3) Expiration of the statute of limitations (2) (2) (2) Foreign currency translation effects – (1) 2 Balance of tax positions at end of the period $ 41 48 27 Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax bene?ts are reasonable, uncertainties regarding the ?nal determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax bene?ts in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as ?nalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax bene?ts over the next 12 months, although any settlements or statute of limitations expirations may result in a signi?cant increase or decrease in the total unrecognized tax bene?ts, including those positions related to tax examinations being currently conducted. Signi?cant tax proceedings As of December 31, 2022, the Company’s most significant tax proceedings are as follows: • The tax authorities in Spain (“the Spanish Tax Authorities”) challenged part of the tax loss carryforwards reported by CEMEX Espańa covering the tax years from and including 2006 to 2009. During 2013, the Spanish Tax Authorities notified CEMEX Espańa of fines in the aggregate amount of $489. In April 2014, CEMEX España ?led appeals against such resolution before the Tribunal Económico Administrativo Central (“TEAC”) of the Spanish Tax Authorities. On September 20, 2017, CEMEX Espańa was notified by the TEAC about an adverse resolution to such appeals. CEMEX Espańa filed a recourse against such resolution in November 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment before the National Court until the case is finally resolved. On January 31, 2018, the National Court notified CEMEX Espańa of the granting of the suspension of the payment, subject to the provision of guarantees on or before April 2, 2018. In this regard, CEMEX Espańa provided the respective guarantees in the form of a combination of a liability insurance policy and a mortgage of several assets in Spain. In November 2018, the National Court confirmed the acceptance of the guarantees by the Spanish Tax Authorities, which ensures the suspension of the payment until the recourses are definitively resolved. On November 30, 2021, the National Court issued a judgment rejecting the appeal filed by CEMEX Espańa against the resolution of the TEAC, confirming the imposed fines. On February 25, 2022, CEMEX Espańa filed with the Spanish Supreme Court a cassation appeal against this judgment issued by the National Court. On October 13, 2022, the Spanish Supreme Court rejected the admission of the cassation appeal. As a result, CEMEX Espańa filed an annulment recourse against this determination, which was admitted by the Spanish Supreme Court in December 2022. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings is not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX Espańa has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position. CEMEX 2022 INTEGRATED REPORT 188

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- On March 26, 2021, the Spanish Tax Authorities notified CEMEX España of an assessment for Income Taxes in an amount in Euros equivalent to $51 as of December 31, 2022, plus late interest, derived from a tax audit process covering the tax years 2010 to 2014. This assessment was appealed before the TEAC. In order for the suspension of the payment of the tax assessment to be granted, CEMEX España provided a payment guarantee which was approved by such tax authorities. Moreover, on December 3, 2021, the Spanish Tax Authorities notified CEMEX España of a penalty for an amount in Euros equivalent to $73, derived from the tax audit process covering the same period from 2010 to 2014. This assessment was appealed before the TEAC. Until this appeal is resolved, no payment will be made and the company is not required to furnish a guarantee for the filing of the appeal. As of December 31, 2022, CEMEX believes an adverse resolution in these proceedings are not probable and no accruals have been created in connection with these proceedings. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, these proceedings could have a material adverse impact on CEMEX's results of operations, liquidity or financial position.
- During April, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the "Tax Authority"), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $26 of income tax and $26 of penalty. After having appealed this requirement, on December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019, which was rejected in all its parts by the Tax Authority on January 8, 2020. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. In the event of an unfavorable resolution, the aforementioned amounts include in the taxes payable, the adjustment of refunding to the Tax Authority credit balances for the year in question, which were used to offset taxes payable for subsequent years. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.
- In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when the Tax Authority notified CEMEX Colombia of a special proceeding in which it rejected certain deductions included in the 2011 tax return and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $18 of income tax and $18 of penalty. After having appealed this requirement, the Tax Authority notified the official reversal review liquidation in May, 2019, maintaining the claims of the special proceeding; CEMEX Colombia filed an appeal on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution to the appeal of reconsideration, in which the Tax Authority confirms the claims of the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against the resolution in the Administrative Court of Cundinamarca within legal term. In the event of a final unfavorable resolution, the amounts mentioned above include in taxes payable, the adjustment of refunding to the Tax Authority of credit balances for the year in question, which were used to offset taxes payable in subsequent years. If the proceeding is adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2022, at this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21) Stockholders' Equity

The consolidated financial statements are presented in Dollars based on IAS 21, *The Effects of Changes in Foreign Exchange Rates* ("IAS 21"), while the reporting currency of the Parent Company is the Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling interest in the consolidated financial statements and total stockholders' equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line items within CEMEX's controlling interest and the Parent Company's stockholders' equity. The official stockholders' equity for statutory purposes is that of the Parent Company as expressed in Pesos. As of December 31, 2022, the line-by-line reconciliation between CEMEX's controlling interest, as reported using the Dollar as presentation currency, and the Parent Company's stockholders' equity, using a convenience translation of the balances in Pesos translated using the exchange rate of 19.50 Pesos per Dollar as of December 31, 2022, is as follows:

	AS OF DECEMBER 31, 2022	
	CONSOLIDATED	PARENT COMPANY
Common stock and additional paid-in capital [1]	$ 7,810	5,414
Other equity reserves [1, 2]	(1,555)	1,687
Retained earnings [2]	4,246	3,400
Total controlling interest	$ 10,501	10,501

[1] The difference relates to the method of accruing Dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Pesos to Dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

[2] The difference relates with the method of accruing Dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2022 and 2021, stockholders' equity excludes investments in CPOs of the Parent Company held by subsidiaries of $8 (20,541,277 CPOs) and $14 (20,541,277 CPOs), respectively, which were eliminated within "Other equity reserves."

21.1) Common Stock and Additional Paid-in Capital

As of December 31, 2022 and 2021, the breakdown of consolidated common stock and additional paid-in capital was as follows:

	2022	2021
Common stock	$ 318	318
Additional paid-in capital	7,492	7,492
	$ 7,810	7,810

Effective as of December 31, 2020, the Company's management approved a restitution to the consolidated line item of "Retained earnings" for $2,481, by means of transfer with charge to the line item of "Additional paid-in capital." This transfer represents a reclassification between line items within CEMEX's consolidated stockholders' equity that does not affect its consolidated amount.

As of December 31, 2022 and 2021 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2022		2021	
SHARES [1]	SERIES A [2]	SERIES B [2]	SERIES A [2]	SERIES B [2]
Subscribed and paid shares	29,016,656,496	14,508,328,248	29,457,941,452	14,728,970,726
Unissued shares authorized for executives' stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	441,284,956	220,642,478	–	–
	30,339,384,282	15,169,692,141	30,339,384,282	15,169,692,141

[1] As of December 31, 2022 and 2021, 13,068,000,000 shares correspond to the fixed portion, and 32,441,076,423 shares as of December 31, 2022 and 2021, correspond to the variable portion.

[2] Series "A" or Mexican shares must represent at least 64% of CEMEX's capital stock; Series "B" or free subscription shares must represent at most 36% of CEMEX's capital stock.

[3] Shares repurchased under the share repurchase program authorized by the Company's shareholders (note 21.2).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 24, 2022, stockholders at the ordinary general shareholders' meeting of CEMEX, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2022 and until the next ordinary general shareholders' meeting of the Parent Company that CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; (b) authorize the Company's Board of Directors to determine the bases on which the acquisition and placement of any such shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) designation of the members of CEMEX's Board of Directors, as well as members of the Audit, Corporate Practices and Finance, and Sustainability Committees.

On March 25, 2021, stockholders at the annual ordinary shareholders' meeting (the "Shareholders' Meeting") of CEMEX, S.A.B. de C.V. approved: (a) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2021 and until the next ordinary general shareholders' meeting of the Parent Company is held for the acquisition of its own shares or securities that represent such shares; (b) the decrease of the variable part of the Parent Company's share capital through the cancellation of (i) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (ii) an aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of the Parent Company.

On March 26, 2020, the Shareholders' Meeting of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of $500 or its equivalent in Pesos as the maximum amount of resources through year 2020 and until the next ordinary Shareholders' Meeting is held for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in the Parent Company's treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, the Parent Company repurchased 378.2 million CEMEX CPOs, at a weighted-average price in Pesos equivalent to 0.22 Dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, the Parent Company announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020.

In connection with the long-term executive share-based compensation programs (note 22), in 2022 and 2021 CEMEX, S.A.B. de C.V. did not issue shares.

21.2) Other Equity Reserves and Subordinated Notes

As of December 31, 2022 and 2021, the caption of other equity reserves and subordinated notes was integrated as follows:

	2022	2021
Other equity reserves	$ (2,549)	(2,365)
Subordinated notes	994	994
	$ (1,555)	(1,371)

Other equity reserves

As of December 31, 2022 and 2021, other equity reserves are detailed as follows:

	2022	2021
Cumulative translation effect, net of effects from deferred income taxes recognized directly in equity (note 20.2) and derivative financial instruments designated as cash flow hedges	$ (926)	(722)
Cumulative actuarial losses	(353)	(529)
Cumulative coupon payments under perpetual debentures (note 21.4)	(1,070)	(1,070)
Treasury shares repurchased under share repurchase program (note 21.1)	(111)	–
Cumulative coupon payments under subordinated notes [1]	(84)	(30)
Treasury shares held by subsidiaries	(5)	(14)
	$ (2,549)	(2,365)

[1] Interest accrued under the Parent Company's subordinated notes described below are recognized as part of other equity reserves.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2022	2021	2020
Foreign currency translation result [1]	$	(235)	(389)	352
Foreign exchange fluctuations from debt [2]		(23)	89	(126)
Foreign exchange fluctuations from intercompany balances [3]		(68)	(13)	(419)
	$	(326)	(313)	(193)

[1] These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 17.4).

[2] Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4).

[3] Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

Subordinated notes

On June 8, 2021, the Parent Company issued one series of $1,000 and a rate of 5.125% subordinated notes with no fixed maturity. After issuance costs, the Parent Company received $994. Considering that the Parent Company's subordinated notes have no fixed maturity date, there is no contractual obligation for the Parent Company to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX and specific redemption events, are fully under the Parent Company's control, under applicable IFRS, these subordinated notes issued by the Parent Company qualify as equity instruments and are classified within controlling interest stockholders' equity. The Parent Company has a repurchase option on the fifth anniversary of the subordinated notes. In the event of liquidation of the Parent Company's due to commercial bankruptcy, the subordinated notes would come to the liquidation process according to its subordination after all liabilities.

Coupon payments on the subordinated notes were included within "Other equity reserves" and amounted to $54 in 2022 and $30 in 2021.

21.3) Retained Earnings

The Parent Company's net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2022, the legal reserve amounted to $93.

21.4) Non-Controlling Interest and Perpetual Debentures

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2022 and 2021, non-controlling interest in equity amounted to $408 and $444, respectively. In 2022, 2021 and 2020, non-controlling interests in consolidated net income were $27, $25 and $21, respectively. These non-controlling interests arise mainly from the following CEMEX's subsidiaries:

- In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2022 and 2021, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 4.3 for certain relevant condensed financial information).
- In July 2016, CHP closed its initial offering of 45% of its common shares. Pursuant to the repurchase of CHP's shares in the market and a public stock right offering, CEMEX reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% in 2019 and to 22.16% in 2020 considering the results of a public stock rights offering. CHP's assets consist primarily of CEMEX's cement manufacturing assets in the Philippines (see note 27 for Subsequent Events).
- In November 2012, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH's assets include substantially all of CEMEX's assets in Colombia, Panama, Guatemala and until August 31, 2022, operations in Costa Rica and El Salvador. In December 2020, by means of a public share tender offer, CEMEX España increased its ownership in CLH by acquiring 108,337,613 shares of CLH in exchange of $103. As of December 31, 2022 and 2021, there is a non-controlling interest in CLH of 4.70% and 7.74%, respectively, of CLH's outstanding common shares, excluding shares held in treasury. Moreover, on December 22, 2022, CEMEX España requested authorization to the Colombian Finance Superintendency to launch a Delisting Tender Offer of CLH's ordinary shares (see note 27 for Subsequent Events).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Perpetual debentures

As of December 31, 2020, the line item of "Non-controlling interest" included $449, related to the notional amount of perpetual debentures, excluding any perpetual debentures then held by subsidiaries. In June 2021, considering the issuance of the subordinated notes described above, CEMEX repurchased all series of its outstanding perpetual notes.

Until its repurchase, coupon payments on the perpetual debentures were included within "Other equity reserves" and amounted to $11 in 2021 and $24 in 2020, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries.

CEMEX's perpetual debentures had no fixed maturity date and there were no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued by Special Purpose Vehicles ("SPVs"), qualified as equity instruments under applicable IFRS and were classified within non-controlling interest as they were issued by consolidated entities. Subject to certain conditions, CEMEX had the unilateral right to defer indefinitely the payment of interest due on the debentures. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX's consolidated financial statements.

22) Executive Share-Based Compensation

Stock-based awards granted to executives are defined as equity instruments, considering that the services received from employees are settled by delivering shares. The cost of these equity instruments represent their estimated fair value at the grant date of each plan and is recognized in the statement of operations during the periods in which the executives render services and vest the exercise rights.

CEMEX, S.A.B. de C.V. sponsors different long-term restricted share-based compensation programs for a wide range of executives, including top management, executives and other key performers, including beginning in 2022 those executives in CLH, providing for the grant of CEMEX CPOs (jointly the "Share-Based Compensation Programs"). Shares under each annual plan are initially restricted and are proportionately released to the executives as services are rendered at the end of each year over periods of three to four years depending on the plan, to the extent they remain in the Company at the settlement date, except for the top management's plan, which, in addition, comprises a tri-annual internal and external performance metrics that depending on their weighted achievement, may result in a final award at the end of the third year between 0% and 200% of the target for each annual program.

The required Parent Company's CPOs that are delivered to the executives to meet the Company's awards are either newly issued or purchased, at the Company's election. For these purposes, an external trust in which the executives are beneficiaries, receives funding from CEMEX to incur these purchases. Under the Share-Based Compensation Programs, during 2022, 2021 and 2020, executives on a global basis received 109.2 million CPOs, 93.4 million CPOs and 83.8 million CPOs, respectively. As of December 31, 2022, there are 264.4 million CPOs associated with these annual programs that are expected to be delivered in the following years as the executives render services and performance metrics are met, when applicable.

Until December 31, 2021, under the Share-Based Compensation Programs, those eligible executives belonging to the operations of CLH and subsidiaries received shares of CLH, significantly sharing the same conditions of CEMEX's plans. During 2022, 2021 and 2020, executives received 813,980 shares, 713,927 shares and 1,383,518 shares, respectively, that were held in CLH's treasury, corresponding to the vested portion of prior years' grants. Beginning in 2022, CLH's executives receive CEMEX CPO awards. As of December 31, 2022, there are 2,662,885 shares of CLH associated with these annual programs that are expected to be delivered to the executives as services are rendered.

In addition, those eligible executives belonging to the operations of CHP and subsidiaries receive shares of CHP, significantly sharing the same conditions of CEMEX's plans. During 2022, 2021 and 2020, executives received 19,177,703, 16,511,882 and 11,546,350 CHP's shares, respectively.

The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2022, 2021 and 2020, was recognized in the operating results of each subsidiary where the executives render services against other equity reserves. Upon vesting of the awards, in case of newly issued CPOs, the Parent Company recycles the fair value of the stock from other equity reserves to additional paid-in capital within equity, and when the Parent Company funds the executives, it recognizes a decrease in other equity reserves against cash and amounted to $52 in 2022, $42 in 2021 and $44 in 2020. As of December 31, 2022 and 2021, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company's CPO, CLH's shares and/or CHP's shares.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted-average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted-average number of shares outstanding. Diluted earnings (loss) per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings (loss) per share in 2022, 2021 and 2020 were as follows:

		2022	2021	2020
DENOMINATOR (THOUSANDS OF SHARES)				
Weighted-average number of shares outstanding – basic		43,554,921	44,123,654	44,125,288
Effect of dilutive instruments – share-based compensation (note 22) [1]		793,322	729,292	745,163
Weighted-average number of shares – diluted		44,348,243	44,852,946	44,870,451
NUMERATOR				
Net income (loss) from continuing operations	$	561	817	(1,346)
Less: non-controlling interest net income (loss)		27	25	21
Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations		534	792	(1,367)
Plus: after tax interest expense on optionally convertible securities		–	–	4
Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$	534	792	(1,363)
Net income (loss) from discontinued operations	$	324	(39)	(100)
BASIC EARNINGS PER SHARE				
Controlling interest basic earnings (loss) per share	$	0.0197	0.0171	(0.0332)
Controlling interest basic earnings (loss) per share from continuing operations		0.0123	0.0180	(0.0309)
Controlling interest basic earnings (loss) per share from discontinued operations		0.0074	(0.0009)	(0.0023)
CONTROLLING INTEREST DILUTED EARNINGS PER SHARE [2]				
Controlling interest diluted earnings (loss) per share	$	0.0193	0.0168	(0.0332)
Controlling interest diluted earnings (loss) per share from continuing operations		0.0120	0.0177	(0.0309)
Controlling interest diluted earnings (loss) per share from discontinued operations		0.0073	(0.0009)	(0.0023)

[1] The number of Parent Company CPOs to be issued under the executive share-based compensation programs, as well as the total amount of Parent Company CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives' stock-based compensation programs is determined under the inverse treasury method.

[2] For 2020, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24) Commitments

24.1) Contractual Obligations

As of December 31, 2022, CEMEX had the following contractual obligations:

OBLIGATIONS		2022 LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Long-term debt	$	45	1,820	2,567	2,578	7,010
Leases [1]		304	428	244	535	1,511
Total debt and other financial obligations [2]		349	2,248	2,811	3,113	8,521
Interest payments on debt [3]		396	705	398	366	1,865
Pension plans and other benefits [4]		145	279	279	682	1,385
Acquisition of property, plant and equipment [5]		86	67	3	–	156
Purchases of services, raw materials, fuel and energy [6]		785	837	695	645	2,962
Total contractual obligations	$	1,761	4,136	4,186	4,806	14,889

[1] Represent nominal cash flows. As of December 31, 2022, the NPV of future payments under such leases was $1,075, of which, $368 refers to payments from 1 to 3 years and $183 refers to payments from 3 to 5 years.

[2] The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

[3] Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2022.

[4] Represents estimated annual payments under these benefits for the next 10 years (note 19), including the estimate of new retirees during such future years.

[5] Refers mainly to the expansion of a cement-production line in the Philippines.

[6] Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX's commitments for the purchase of fuel. In addition, includes a contractual commitment with Neoris over a 5-year contract beginning in 2023 until 2027 for the acquisition by CEMEX of digitalization services and solutions for an annual amount of $55. Moreover, includes the Company's commitments with six vendors for back-office services for an average annual amount of $60.

24.2) Other Commitments

As of December 31, 2022 and 2021, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

- On February 8, 2022, CEMEX renewed or entered into new agreements with six service providers in the fields of data processing services (back office) in finance, accounting and human resources; as well as Information Technology ("IT") infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates, for a tenure of five to seven years at an average annual cost of $60. These contracts replaced the agreements CEMEX maintained with IBM which expired on August 31, 2022.
- Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly "Ventikas") located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts ("MW"), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $23 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour ("MWh") effectively received at the agreed prices per unit.
- Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS to purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $70 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo ("TEG") until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $205 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.
- In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico.
- On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 Dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2022, the Company received $3. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

24.3) Commitments From Employee Benefits

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost-plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2022, in particular plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging for a total limit of 550 thousand Dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events for a total cost of 2.5 million Dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $64 in 2022, $59 in 2021 and $61 in 2020.

25) Legal Proceedings

25.1) Provisions Resulting From Legal Proceedings

CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2022, the details of the most significant events giving effect to provisions or losses are as follows:

- As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Pounds sterling equivalent to $208. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.
- As of December 31, 2022, CEMEX accrued environmental remediation liabilities through its subsidiaries in the United States for $53, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- In 2012, in connection with a contract entered into in 1990 (the "Quarry Contract") by CEMEX Granulats Rhône Méditerranée ("CEMEX GRM"), one of CEMEX's subsidiaries in France, with SCI La Quinoniere ("SCI") pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in Euros equivalent to $59, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.70 and a cost of backfilling the quarry in $13 and stated that the damages suffered by SCI could only be set based on the loss of profits. In 2020, CEMEX had accrued a provision through its subsidiaries in France for $1 in connection with the best estimate of the remediation costs resulting from this claim. On November 23, 2022, the court handed down its decision to confirm the final report issued by the expert and determined that the damages of SCI were set at $0.70. SCI may file a notice of appeal before the Court of Cassation within two months of the notification, which took place on December 22, 2022. As of December 31, 2022, although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX's results of operations, liquidity and financial condition.

25.2) Contingencies From Legal Proceedings

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution.

As of December 31, 2022, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

- In August 2020, an individual filed a class action lawsuit (*Acción de Grupo*) with a Circuit Civil Court in Colombia against CEMEX Colombia and other two gray Portland cement market participants (the "Colombian Class Action Defendants"). The lawsuit seeks compensation for damages arising from alleged cartel actions for which the Colombian Class Action Defendants were fined in December 2017. The complaint claims that the Colombian Class Action Defendants caused damages to all consumers of gray Portland cement in Colombia during the period of 2010 to 2012. According to the plaintiff's claims, the Colombian Class Action Defendants should be ordered to pay damages due to the higher price set on gray Portland cement in an amount in Colombian Pesos equivalent to $273 determined considering the sales of the three market participants in such period. After several procedures, the Circuit Civil Court issued a ruling in favor of CEMEX Colombia, dismissing the proceeding. The plaintiff appealed this decision on May 16, 2022, and, on July 11, 2022, the Circuit Civil Court ratified its decision to dismiss the case. The Superior Court of Bogota confirmed the dismissal on August 24, 2022. The plaintiff has six months since the confirmation of the dismissal to challenge the confirmation of the dismissal. As of December 31, 2022, CEMEX believes that a final adverse resolution in this matter is not probable, but if such matter is resolved adversely to CEMEX, such adverse resolution should not have a material adverse impact on CEMEX's results of operations, liquidity and financial condition.
- On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the "Landslide") occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation ("ALQC") in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation ("APO"), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the "Court") of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants' gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $77, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $9, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019 and that was denied entirely in an order dated November 17, 2021. In such order, the Court dismissed the case against the other parties. As of December 31, 2022, only ALQC remains as a party-defendant in the case. This Court order can still be appealed by the Plaintiffs before the Court of Appeals. As of December 31, 2022, in this stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G • In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of NOTES TO THE its affiliates violated the law. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to continue to cooperate fully with the SEC, the CONSOLIDATED DOJ and any other investigatory entity. As of December 31, 2022, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC FINANCIAL investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse STATEMENTS impact on CEMEX results of operations, liquidity or ?nancial position. • In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021 and was adjourned to the May 31, 2021 session. During the session held on May 31, 2021, the Court that is hearing the case decided to refer the case to another Chamber within the same Court considering the nature of the subject. On October 28, 2021 ACC held the first hearing session before the new Chamber. On this session, the court postponed the hearing to the session of January 20, 2022 for ACC lawyers to submit a power of attorney allowing the withdrawal of the court case. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. On February 24, 2022, this case was dismissed by the relevant court and this matter has ended. • In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2022, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. (see note 27 for Subsequent Events). In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2022, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss. CEMEX 2022 INTEGRATED REPORT 198

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.3) Other Significant Processes

In connection with the cement plant located in the municipality of Maceo in Colombia (the "Maceo Plant"), as described in note 15.1, as of December 31, 2022, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows:

Maceo Plant – Memorandums of understanding

- In August 2012, CEMEX Colombia signed a memorandum of understanding (the "MOU") with the representative of CI Calizas y Minerales S.A. ("CI Calizas"), for the acquisition and transfer of assets mainly comprising land, the mining concession, environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. ("Zomam") (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land plots adjacent to the plant, signing another memorandum of understanding (the "Land MOU"). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to $13.4 of a total of $22.5, and paid interest accrued over the unpaid committed amount for $1.2, (considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per Dollar). In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia's Attorney General (the "Attorney General"), with findings obtained, and considering that such payments were made in breach of the Parent Company's and CLH's policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. As result of findings, legal opinions and the low probability to recover the cash advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress and cancelled the remaining advance payable.

Maceo Plant – Expiration of property process and other related matters

- In December 2012 after signing of the MOU, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General suspended the sale and ordered the seizure of the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process cooperating with the Attorney General. The expiration process continues which has not progressed since February, 2020, CEMEX is not able to make a reasonable estimate of the duration. As of December 31, 2022, pursuant to the expiration of property process of the assets subject to the MOU and the failures to formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession.
- In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company's former officers and to CI Calizas' representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people. Moreover, CEMEX Colombia filed a legal recourse for accountability against the representative, in connection with the responsibilities agreed under the Land MOU for the acquisition of certain land plots adjacent to the plant. This legal recourse finalized in 2021 with a definitive resolution favorable to CEMEX Colombia in which it was ordered the transfer to CEMEX Colombia of those land plots acquired by the representative, as well as the return of unused cash advances, equivalent to $1. As of the reporting date, CEMEX Colombia has initiated the corresponding actions to materialize the effects of the aforementioned resolution.

Maceo Plant – Resource against the capitalization of Zomam

- On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (*Superintendencia de Sociedades de Colombia* or the "Business Superintendency"), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. On December 6, 2022, the Colombian Business Superintendency denied the claims of the lawsuit, and therefore, on December 13, 2022, CLH filed an appeal for this decision. As of December 31, 2022, the decision on such appeal is pending to be reviewed by the Superior Court of Bogota. If a favorable resolution from the appeal is obtained, it would not have any effect in CEMEX's consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Maceo Plant – Mining operation contracts, manufacturing services and delivery, and lease contract

- In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (*Sociedad de Activos Especiales S.A.S.* or the "SAE"), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the "Lease Contract"). Moreover, in 2014, the provisional depository granted a mandate (the "Mandate") to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired.
- On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General's Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the "Operation Contract"), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian Pesos equivalent to $1.5 settled in 2019 and 2020 and an annual payment for a lease equivalent to 11 thousand Dollars to CI Calizas for the use of land adjusted annually for inflation, the Operation Contract includes the following payments:
  - Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone.
  - The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated.
- Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2022, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Maceo Plant – Status in connection with the commissioning of the plant

To begin operations under the operating contracts described above, the following mandatory conditions must be completed: (a) extend the environmental license to permit the extraction of the required minerals to produce at least 950 thousand tons of cement; (b) permit the extraction of limestone and other minerals under the mining concession to achieve the minimum production of 950 thousand tons of cement under the environmental license, once the environmental license would be extended; (c) the partial and definitive subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River ("IMD") required to extract minerals to produce at least 950 thousand tons of cement; (d) obtaining all environmental permits and authorizations, including the release of any lockdown; (e) any permits required to conclude the access road and the plant's employees housing; and (f) any applicable urban permits and authorizations. These conditions have been evolving, presenting the following progress:

- On September 3, 2019, the Corantioquia's Directive Council, the regional environmental authority ("Corantioquia"), approved the subtraction of a portion of the plant from the IMD. In addition, in February, 2021, Corantioquia notified CI Calizas of the modification of the environmental license allowing the extraction of up to 990 thousand tons of minerals (clay and limestone) and production of up to 1.5 million metric tons of cement annually, requiring in addition, the modification of the mining title before the Secretary of Mines of the Antioquia's Government, which was approved on April 8, 2021. As of the date of issuance, the Company works with the authorities to expand the mineral extraction license mentioned above so the approved 1.5 million tons can be produced from Maceo's own quarry without the need to bring minerals from other locations.
- Regarding the permits to conclude the construction of several sections of the access road, on November 10, 2020, Maceo's municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, to obtain the permits to acquire the required land and build the remainder of the road. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project.
- Moreover, in another significant progress, on June 15, 2022, the Ministry of Commerce, Industry and Tourism granted Zomam the extension of the free trade zone area, which now includes the full extension of the plant.
- The obtention of the modification in the environmental license, which means a significant progress for future operation of Maceo Plant, the beginning of commercial operations is subject mainly to the construction of the access road and the authorization required from the owners of land plots adjacent to the plant, as well as the extension of environmental and mining permits that allow the production of up to 1.5 million tons from Maceo's own quarry. As of the issuance date of these financial statements the estimated conclusion of the mandatory conditions cannot be established. CEMEX Colombia continues working to resolve these matters as soon as possible.

26) Related Parties

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries' shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX's knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company's Board of Directors and senior management, as applicable, are reviewed by the Parent Company's Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company's Board of Directors. CEMEX, also, enters into transactions with affiliates it controls, such as Trinidad Cement Limited, Caribbean Cement Company Limited, CLH and CLH's consolidated companies, and CHP and CHP's consolidated entities; with other companies in which CEMEX has a non-controlling position, such as GCC, Lehigh White Cement Company and Neoris; with companies in which the Parent Company's Board of Director members are members of such company's board of directors, like FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V., Nemak, S.A.B. de C.V.; NEG Natural, S.A. de C.V.; and with companies at which members of CEMEX's senior management have family members, such as HSBC, and Cementos Españoles de Bombeo, S. de R.L. de C.V., all of which are also reviewed by the Parent Company's Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company's Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately.

In addition, for the years ended December 31, 2022, 2021 and 2020, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX's top management executives was $44, $50 and $35, respectively. Of these amounts, $29 in 2022, $26 in 2021, $29 in 2020, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $15 in 2022, $24 in 2021 and $6 in 2020 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX's executive share-based compensation programs.

27) Subsequent Events

On February 3, 2023, in relation to the non-controlling interest in CLH (note 21.4), CEMEX España received authorization from the Colombian Finance Superintendency to launch a Delisting Tender Offer to acquire up to 4.69% of CLH's outstanding common shares.

On January 30, 2023, through a subsidiary, CEMEX acquired a 51% stake in Israel-based SHTANG Recycle LTD for a price of $13, a construction, demolition, and excavation waste, (CDEW) recycling company. The acquisition aligns with CEMEX's strategy to strengthen its business in developed markets through bolt-on acquisitions in businesses with strong circular and sustainable attributes. SHTANG has been awarded a 13-year license to build and operate a CDEW recycling facility. The enclosed, state-of-the-art facility will be capable of processing approximately 600,000 tons of waste per year. The CDEW will be used by Regenera as raw materials for aggregate production, reintegrating them into the construction value chain.

On January 25, 2023, in Manila, Philippines, CEMEX Asian South East Corporation ("CASEC"), an indirect subsidiary of CEMEX, filed a Tender Offer Report on Form 19-1 with the Securities and Exchange Commission of the Philippines ("PSEC") and the Philippine Stock Exchange, pursuant to Rule 19 of the Securities Regulation Code of the Philippines, in connection with its intention to conduct a voluntary tender offer (the "Tender Offer") to acquire a minimum of one (1) and a maximum of one billion six hundred fourteen million (1,614,000,000) common shares of CHP, which, if successful, would not cause CASEC to own 90% or more of CHP's outstanding common shares. The Tender Offer period is expected to commence on or about February 16, 2023, in the Philippines, and shall last for a period of at least twenty (20) business days. Payment of the net proceeds of the validly tendered shares is expected to take place on or around March 30, 2023, in the Philippines.

On January 24, 2023, through a subsidiary, CEMEX signed a definitive agreement for the purchase of the assets of Atlantic Minerals Limited in Newfoundland, Canada, consisting of a construction and chemical aggregates quarry and port operations for a price of $75. With this investment, CEMEX secures a new long-term aggregates reserve for its extensive Florida operations and the U.S. east coast, as well as a source for chemical-grade stone serving a broader geographic footprint. The closing of this transaction is subject to the satisfaction of certain conditions, including consent from government agencies. CEMEX expects to finalize this acquisition at the end of the first quarter of 2023 or soon thereafter.

On January 18, 2023, in connection with the Spain's tax proceeding described in note 20.4, the admission section of the Spanish Supreme Court, considering the annulment recourse accepted in December 2022, approved CEMEX España's cassation appeal project to be analyzed by the Spanish Supreme Court. CEMEX will file the applicable recourse before the Spanish Supreme Court.

On January 14, 2023, in connection with the Egypt's legal proceeding described in note 25.2, the High Constitutional Court determined that the Law 32/2014 is constitutionally compliant. This determination would allow CEMEX to challenge the legal standing of all current lawsuits and protect CEMEX's investment in Egypt.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28) Principal Subsidiaries

As mentioned in notes 4.3 and 21.4, as of December 31, 2022 and 2021, there are non-controlling interests on certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2022 and 2021, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

SUBSIDIARY	COUNTRY	% INTEREST 2022	% INTEREST 2021
CEMEX España, S.A. [1]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [2]	Spain	95.3	92.3
CEMEX (Costa Rica), S.A. [3]	Costa Rica	–	99.4
CEMEX Nicaragua, S.A. [4]	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia, S.A. [5]	Colombia	99.7	99.7
Cemento Bayano, S.A. [6]	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [7]	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. [8]	Philippines	77.9	77.8
Solid Cement Corporation [9]	Philippines	100.0	100.0
APO Cement Corporation [9]	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [10]	United Arab Emirates	100.0	100.0
Neoris N.V. [11]	The Netherlands	34.8	99.8
CEMEX International Trading LLC [12]	United States of America	100.0	100.0
Sunbulk Shipping Limited [13]	Bahamas	100.0	100.0

[1] CEMEX España is the direct or indirect holding company of most of CEMEX's international operations.

[2] The interest reported excludes own shares held in CLH's treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX's operations in Colombia, Panama, Guatemala, Nicaragua and until August 31, 2022, operations in Costa Rica and El Salvador (note 21.4).

[3] The sale of its indirect interest in CEMEX (Costa Rica), S.A. was closed on August 31, 2022.

[4] Represents CEMEX Colombia, S.A.'s 99% interest and CLH's 1% interest held indirectly through another subsidiary of CLH.

[5] Represents CLH's direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.'s treasury.

[6] Represents CLH's 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.'s treasury.

[7] Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL's 74.08% direct and indirect interest and CEMEX's 4.96% indirect interest held through other subsidiaries.

[8] CEMEX's operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4)

[9] Represents CHP's direct and indirect interest.

[10] CEMEX España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.

[11] On October 25, 2022, CEMEX closed the sale of a 65% indirect interest in Neoris N.V., the holding company of the entities involved in the sale of information technology solutions and services. (note 4.2).

[12] CEMEX International Trading LLC is involved in the international trading of CEMEX's products.

[13] Sunbulk Shipping Limited is involved mainly in maritime and land transportation and/or shipping of goods worldwide and the handling, administration, hiring of shipments and cargo at ports, terminals and other loading and unloading destinations worldwide, as well as the offering and contracting of services in relation thereto for CEMEX's trading entities and operations.

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E S G

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

U.S. Dollars

To the Board of Directors and Stockholders
CEMEX, S.A.B. de C.V.

Opinion

We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries ("the Group"), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and notes comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2022, 2021 and 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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EVALUATION OF THE GOODWILL IMPAIRMENT ANALYSIS FOR CERTAIN GROUPS OF CASH-GENERATING UNITS

The key audit matter

As discussed in notes 2.10 and 16.2 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was $7,538 million, of which $6,176 million relate to the group of Cash-Generating Units (CGUs) in the United States of America (USA) and $57 million to the group of CGUs in Spain. The goodwill balance represents 29% of the Group's total consolidated assets as of December 31, 2022.

During 2022, management of the Group recognized impairment of goodwill of $273 million and $92 million, related to the group of CGUs in USA and Spain, respectively. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year.

We have identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a key audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of these two groups of CGUs were challenging and changes to these assumptions had a significant impact on the value in use amount.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

We performed sensitivity analyses over the discount rate and the long-term growth rate assumptions to assess their impact on the determination of the value in use of these two groups of CGUs.

We evaluated the Group's forecasted long-term growth rates for these two groups of CGUs by comparing the growth assumptions to publicly available data.

We compared the Group's historical cash flow forecasts to actual results to assess the Group's ability to accurately forecast.

In order to assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions.

In addition, we involved our valuation specialists, who assisted in:

— Evaluating the discount rates for these two groups of CGUs, by comparing them with a discount rate range that was independently developed using publicly available data for comparable entities and to publicly available data in relation the long-term growth rate; and

— Developing an estimate of the value in use of the groups of CGUs using the Group's cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group's estimates of value in use.

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EVALUATION OF A TAX PROCEEDING IN SPAIN

The key audit matter

As discussed in notes 2.14 and 20.4 to the consolidated financial statements, the Group is involved in a significant tax proceeding in Spain related to uncertain tax treatments. The Group recognizes the effect of an uncertain tax treatment when it is probable that it would be accepted by the tax authorities. If an uncertain tax treatment is considered not probable of being accepted, the Group recognizes the effect of such uncertainties in its tax liabilities.

We have identified the evaluation of a tax proceeding in Spain and the related disclosures made as a key audit matter because it requires challenging auditor judgment and significant audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the external legal and tax advisers and tax counsel of the Group that assessed the likelihood of loss and the estimate of the outflow of resources.

In addition, together with our tax and legal specialists, we assessed the amounts disclosed by:

- Inspecting letters received directly from the Group's external legal and tax advisers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of the tax proceeding, comparing these assessments and estimates to those made by the Group; and
- Inspecting the latest correspondence between the Group and the various involved authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of the tax proceeding.

EVALUATION OF CERTAIN LEGAL PROCEEDINGS

The key audit matter

As discussed in notes 2.12 and 25 to the consolidated financial statements, the Group is involved in legal proceedings in Colombia. The Group records provisions for legal proceedings when it is probable that an outflow of resources will be required to settle a present obligation and when the outflow can be reliably estimated. The Group discloses a contingency for legal proceedings whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources.

We have identified the evaluation of certain of these legal proceedings in Colombia and the related disclosures made as a key audit matter because it requires challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

How the matter was addressed in our audit

Our audit procedures in this area included, among others, the following:

We evaluated the competence and capabilities of the in-house and external lawyers of the Group that assessed the likelihood of loss and the estimate of the outflow of resources.

In addition, together with our legal specialists, we assessed the amounts disclosed by:

- Inspecting letters received directly from the Group's external lawyers that assessed the likelihood of loss and the amounts that would be paid in the event of loss of these legal proceedings and comparing these assessments and estimates to those made by the Group; and
- Inspecting the latest correspondence between the Group and the various authorities, as applicable.

We assessed that the disclosures reflect the underlying facts and circumstances of each relevant legal proceeding.

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Other Information

Management is responsible for the other information. The other information comprises the information included in the Group's annual report for the year ended December 31, 2022, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) ("the Annual Report") but does not include the consolidated financial statements and our auditors' report thereon. The Annual Report is expected to be made available to us after the date of this auditors' report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. 'Reasonable assurance' is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated ?nancial statements, including the disclosures, and whether the consolidated ?nancial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the ?nancial information of the entities or business activities within the Group to express an opinion on the consolidated ?nancial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and signi?cant audit ?ndings, including any signi?cant de?ciencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. KPMG Cárdenas Dosal, S.C. C.P.C. Arturo González Prieto Monterrey, N.L. February 8, 2023 CEMEX 2022 INTEGRATED REPORT 208

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

NON-FINANCIAL INFORMATION

HEALTH AND SAFETY[1]	2020	2021	2022
Fatalities (No.)[2]			
Employees	3	1	3
Contractors[2]	4	8	0
Employee Fatality Rate (per 10,000 employees)	0.8	0.2	0.6
Lost Time Injuries (LTIs) (No.)			
Employees	49	49	56
Contractors	39	43	49
Lost Time Injury Frequency Rate (LTI FR) (per million hours worked)[3]			
Employees	0.5	0.5	0.5
Contractors[4]	0.2	0.2	0.7
Employee Lost Time Injury Severity Rate (LTI SR) (lost days per million hours worked)[4]	66.9	77.6	56.7
Employee Total Recordable Injury Frequency Rate (TRI FR) (per million hours worked)	2.6	2.6	2.3
Lost Days from Employee Lost Time Injuries (No.)[4]	1,127	1,469	1,297
Employee Sickness Absence Rate (%)	2.2	2.0	1.8
Employee Occupational Illness Frequency Rate (OIFR) (incidents per million hours worked)[4]	0.1	0.1	0.1
Sites with a Health and Safety Management System implemented (%)	100	100	100
Sites certified with OHSAS 18001 (%)[4]	62	58	70

OUR PEOPLE[24]	2020	2021	2022
Workforce by region (No.)			
Mexico	12,189	14,866	16,281
United States	8,489	8,963	8,949
Europe, Middle East, Africa and Asia	11,819	11,582	11,664
South, Central America and the Caribbean	5,300	5,325	5,216
Others[5]	3,866	5,388	1,355
Total	41,663	46,124	43,465

OUR PEOPLE[24]	2020	2021	2022
Workforce by type of employment contract (%)			
Permanent	92	94	97
Temporary	8	6	3
Workforce by employment type (%)			
Full-time	99	99	98
Part-time	1	1	2
Workforce by position (%)			
Executive	11	10	10
Non-executive	35	30	31
Operational	54	60	59
Workforce by age (%)			
Under 30	16	18	17
31-40	31	32	31
41-50	27	26	26
51 and over	25	25	26
Workforce by gender (%)			
Male	84	84	84
Female	16	16	16
Female employees by position (%)			
Executive	21	22	23
Non-executive	35	36	36
Operational	2	3	3
Women to men remuneration ratio by region			
Mexico	1.45	1.51	1.47
United States	1.08	1.10	1.09
Europe, Middle East, Africa and Asia	0.95	0.99	1.02
South, Central America and the Caribbean	1.29	1.19	1.23
Others[5]	0.67	0.71	0.49
Total	0.95	0.97	1.01

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COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE | ENGAGING OUR STAKEHOLDERS | FINANCIAL PERFORMANCE | GOVERNANCE | PERFORMANCE IN DETAIL | APPENDIX

OUR PEOPLE[24]	2020	2021	2022
Women to men remuneration ratio by position[6]			
Executive	0.85	0.82	0.73
Non-executive	0.90	0.92	0.99
Operational	0.84	1.05	0.88
Employee highest to median compensation ratio by region			
Mexico	71.7	81.2	75.7
United States	34.4	20.9	20.5
Europe, Middle East, Africa and Asia	22.8	20.2	15.4
South, Central America and the Caribbean	23.3	26.8	12.7
Others[5]	42.3	44.8	108.9
Total	23.8	24.2	20.3
Cemex entry level vs. local minimum wage ratio by region			
Mexico	1.7	1.4	1.1
United States	1.6	1.9	2.1
Europe, Middle East, Africa and Asia	1.5	1.3	1.3
South, Central America and the Caribbean	1.9	1.8	1.1
Others[5]	2.4	1.3	2.4
Total	2.2	2.2	1.3
Increase in annual compensation by region (%)			
Mexico	4.0	4.0	6.5
United States	3.2	3.2	3.5
Europe, Middle East, Africa and Asia	2.8	2.8	5.6
South, Central America and the Caribbean	4.0	4.0	5.1
Others[5]	1.1	0.9	6.5
Total	3.7	3.7	4.9
Employee Turnover (%)			
Voluntary	6.1	9.6	11.8
Involuntary	7.9	8.5	9.6
Total	14.0	18.1	21.4
Employee Voluntary Turnover by gender (%)			
Male	6.5	10.2	12.2
Female	4.1	6.5	9.8
Employee Voluntary Turnover by age (%)			
Under 30	9.5	17.7	22.1
31-40	5.9	10.1	14.4
41-50	4.5	6.7	7.7
51 and over	5.9	6.0	6.3

OUR PEOPLE[24]	2020	2021	2022
Employee Involuntary Turnover by gender (%)			
Male	8.5	9.2	10.0
Female	4.6	5.0	7.7
Employee Involuntary Turnover by age (%)			
Under 30	10.5	12.9	16.1
31-40	7.5	8.3	10.5
41-50	6.8	7.2	7.5
51 and over	7.9	7.0	6.6
Employees covered by a collective bargaining agreement by region (%)			
Mexico	49	50	54
United States	28	28	28
Europe, Middle East, Africa and Asia	47	65	67
South, Central America and the Caribbean	21	19	20
Others[5]	0	0	0
Total	36	40	46
Notice to employees regarding operational changes (average days)	18	23	13
Countries with practices to promote local hiring (%)	86	83	74
Open positions filled by internal candidates (%)	-	-	41
New hires by gender			
Female	-	-	1,473
Male	-	-	6,460
New hires by age			
Under 30	-	-	3,057
31-40	-	-	2,842
41-50	-	-	1,320
51 and over	-	-	714
New hires by region			
Mexico[5]	-	-	3,993
United States	-	-	1,810
Europe, Middle East, Africa and Asia	-	-	1,194
South, Central America and the Caribbean	-	-	936
Total	-	-	7,933
Employee training by gender (average hours/year)			
Male	11	25	11
Female	11	32	18
Total	10	26	12

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OUR PEOPLE[6]	2020	2021	2022
Employee training by position (average hours/year)			
Executive positions	10	27	25
Non-executive	11	29	20
Operational	13	14	6
Investment on Employee Training and Development (US million)	8.9	8.9	6.1
Employees that are engaged to the company [EEI - Employee Engagement Index] (%)[7]	89	89	86
Employee Net Promoter Score (eNPS)[8]			
Mexico	-	72	68
United States	-	25	26
Europe, Middle East, Africa and Asia	-	17	16
South, Central America and the Caribbean	-	57	55
Total	48	48	45

SUSTAINABLE CONSTRUCTION	2020	2021	2022
Installed concrete pavement, volume delivered (million m^3)	2.82	3.53	4.07
Green building projects under certification where CEMEX is involved (million m^2)	4.98	15.30	10.29
Vertua® cement sales vs. total cement volume sold (%)	-	-	41
Vertua® concrete sales vs. total ready-mix concrete volume sold (%)	-	-	33

SOCIAL IMPACT	2020	2021	2022
Families participating in Patrimonio Hoy (thousand)[9]	626	634	652
Individuals positively impacted from Patrimonio Hoy (thousand)[9]	3,013	3,053	3,123
Livable space enabled by Patrimonio Hoy (thousand m^2)[9]	4,889	4,994	5,118
Families participating in our social and inclusive businesses (thousand)[9]	778	797	808
Individuals positively impacted from our social and inclusive businesses (thousand)[9]	3,693	3,846	3,863
Community partners (i.e. individuals positively impacted from our social initiatives) (thousand)[9]	23,277	25,391	26,419
Countries with volunteering programs (%)	100	96	100
Volunteering programs implemented (No.)	529	392	627
Individuals benefited from volunteering programs (thousand)	530	189	325
Employees participating in volunteering programs (No.)	2,689	4,762	5,932
Employee hours invested in volunteering programs (No.)	20,498	46,863	42,704
Priority sites from all businesses that have implemented Community Engagement Plans (%)	90	85	91

SOCIAL IMPACT	2020	2021	2022
Cement sites that have implemented Community Engagement Plans (%)	98	93	90
Cement sites with Local Stakeholder Management (%)	90	91	90
Cement sites with Community Risks Mapping and Management (%)	98	86	88

CARBON STRATEGY AND ENERGY	2020	2021	2022
Absolute gross CO_2 emissions (million ton)[10]	37.2	38.1	35.3
Absolute net CO_2 emissions (million ton)[10]	34.9	35.2	31.9
Specific gross CO_2 emissions (kg CO_2/ton of cementitious product)[10]	658	639	621
Specific net CO_2 emissions (kg CO_2/ton of cementitious product)[10]	620	591	562
Reduction in CO_2 emissions per ton of cementitious product from 1990 baseline (%)	22.6	26.2	29.9
Scope 1 CO_2 emissions (million ton)[11]	38.1	39.0	36.2
Scope 2 CO_2 emissions (million ton)	3.4	3.7	3.1
Scope 3 CO_2 emissions (million ton)[12]	19.5	17.5	16.4
Category 1: Purchased goods and services (million ton)[13]	5.7	5.0	4.7
Category 2: Capital goods (million ton)	0.2	0.2	0.2
Category 3: Fuel and energy related (million ton)[13]	3.1	3.2	2.8
Category 4: Upstream transport (million ton)	2.3	2.2	2.2
Category 5: Waste (million ton)	0.002	0.002	0.002
Category 6: Business travel (million ton)	0.03	0.04	0.04
Category 7: Employee commuting (million ton)	0.03	0.03	0.03
Category 8: Upstream leased assets (million ton)	-	-	-
Category 9: Downstream transport (million ton)	0.9	0.9	0.9
Category 10: Processing of sold products (million ton)	0.2	0.3	0.2
Category 11: Use of sold products (million ton)[13,14]	5.7	4.1	3.9
Category 12: End-of-life treatment of sold products (million ton)	0.5	0.5	0.5
Category 13: Downstream leased assets (million ton)	-	-	-
Category 14: Franchises (million ton)	-	-	-
Category 15: Investments (million ton)	0.9	1.0	1.0
CO_2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO_2/US$)[15]	3.2	2.9	2.5
Clinker Factor (Cementitious) (%)	77.0	75.2	73.7
Alternative raw material rate (%)[16]	10.2	11.0	11.6
Specific heat consumption (MJ/ton clinker)	4,024	4,023	4,063
Specific power consumption (kWh/ton cem)	123	122	123
Fuel Consumption (TJ)	181,071	186,927	177,017
Power Consumption (GWh)	7,297	7,583	7,252
Total Energy Consumption (GWh)	57,594	59,507	56,424

CEMEX 2022 INTEGRATED REPORT 211

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CARBON STRATEGY AND ENERGY	2020	2021	2022
Fuel Mix (%)			
Primary Fuels	74.7	70.8	65.0
Petroleum coke	50.5	44.7	37.1
Coal	17.3	18.5	18.8
Fuel oil + Diesel	0.7	1.1	3.0
Natural gas	6.2	6.5	6.1
Alternative Fuels	25.3	29.2	35.0
Fossil-based waste	14.5	18.5	23.0
Biomass waste	10.8	10.7	12.0
Clean electricity consumption in cement (%)[17]	29	30	33

WASTE MANAGEMENT	2020	2021	2022
Hazardous waste sent for disposal (thousand ton)	2.1	2.4	2.2
Non-hazardous waste sent for disposal (thousand ton)	403.4	402.6	397.8
Total waste sent for disposal (thousand ton)	405.5	405.0	400.0
Total waste-derived sources managed (thousand ton)[18]	-	22,887	26,811
Ratio of waste-derived sources managed vs. waste sent for disposal	-	57	67
Ratio of own waste recycled vs. sent for disposal	94	95	94

ENVIRONMENTAL AND QUALITY MANAGEMENT	2020	2021	2022
Sites with an EMS equivalent to ISO 14001 (%)	92	92	92
Cement	97	98	98
Ready-mix	93	92	92
Aggregates	87	89	90
Sites with ISO 14001 Certification (%)			
Cement	97	82	82
Ready-mix	39	38	38
Aggregates	47	48	49
Sites with ISO 9001 Certification (%)			
Cement	83	76	74
Ready-mix	47	48	44
Aggregates	33	36	36
Environmental and other sustainability-related investment (US million)	78	103	171
Environmental incidents (No.)			
Category 1 (Major)	0	0	0
Category 2 (Moderate)	33	50	41
Category 3 (Minor)	525	505	514
Complaints	141	159	104

ENVIRONMENTAL AND QUALITY MANAGEMENT	2020	2021	2022
Social Incidents (No.)	79	77	61
Environmental fines above US$10,000 (No.)	6	2	3
Total Environmental fines (No.)	50	47	39
Environmental fines above US$10,000 (US million)	0.18	0.07	0.27
Total Environmental fines (US million)	0.27	0.17	0.34

AIR QUALITY MANAGEMENT	2020	2021	2022
Clinker produced with continuous monitoring of major emissions (dust, NOx and SOx) (%)	97	99	99
Clinker produced with monitoring of major and minor emissions (dust, NOx, SOx, Hg, Cd, Tl, VOC, PCDD/F) (%)	76	92	97
Absolute dust emissions (ton/year)	1,585	1,963	1,814
Specific dust emissions (g/ton clinker)	38	45	44
Absolute NOx emissions (ton/year)	54,466	54,244	46,068
Specific NOx emissions (g/ton clinker)	1,274	1,236	1,183
Absolute SOx emissions (ton/year)	9,483	9,833	11,454
Specific SOx emissions (g/ton clinker)	222	224	263
Reduction in dust emissions per ton of clinker from 2005 baseline (%)	87	85	85
Reduction in NOx emissions per ton of clinker from 2005 baseline (%)	39	41	43
Reduction in SOx emissions per ton of clinker from 2005 baseline (%)	66	66	60

WATER MANAGEMENT[19]	2020	2021	2022
Total water withdrawals by source (million m^3)[20]	53.7	57.2	58.7
Surface water	13.9	14.1	16.2
Ground water	26.9	29.2	28.5
Municipal water	9.7	11.1	10.8
Harvested rainwater	0.6	0.6	0.5
Sea water	0.0	0.0	0.0
Quarry water used	2.2	1.6	1.6
External wastewater	0.4	0.6	1.1
Total water discharge by destination (million m^3)[20]	16.0	15.6	18.5
Surface water	10.5	11.9	14.7
Subsurface/well water	4.0	2.4	2.5
Off-site water treatment	1.1	0.9	0.9
Ocean	0.0	0.4	0.4
Beneficial/other	0.3	0.0	0.0

CEMEX 2022 INTEGRATED REPORT 212

COMPANY OVERVIEW | HOW WE CREATE VALUE | ENVIRONMENTAL EXCELLENCE E | ENGAGING OUR STAKEHOLDERS S | FINANCIAL PERFORMANCE | GOVERNANCE G | PERFORMANCE IN DETAIL | APPENDIX

WATER MANAGEMENT[19]	2020	2021	2022
Total water consumption (million m³)	37.8	41.6	40.3
Cement	13.2	15.1	15.1
Ready-mix	10.4	11.7	11.6
Aggregates	14.2	14.8	13.6
Specific water consumption			
Cement (l/cementitious ton)	233	255	265
Ready-mix (l/m³)	219	238	232
Aggregates (l/ton)	123	132	123
Sites with water recycling systems (%)	82	82	82
Implementation of Water Action Plans in sites located in water-stressed areas (%)	-	10	20
Reduction in specific freshwater withdrawals in cementitious products (%)	-	-	1.6
Reduction in specific freshwater withdrawals in Aggegates (%)	-	-	0
Reduction in specific freshwater withdrawals in Concrete (%)	-	-	5.1

BIODIVERSITY MANAGEMENT	2020	2021	2022
Active sites with quarry rehabilitation plans (%)[21]	99	99	100
Active quarries located within or adjacent to high biodiversity value areas (No.)	40	40	40
Active quarries located within or adjacent to high biodiversity value areas where Biodiversity Action Plans (BAPs) are implemented (%)[22]	98	98	98
Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third party certification (% from target quarries)[22]	77	86	88

CUSTOMERS AND SUPPLIERS	2020	2021	2022
Purchases sourced from locally-based suppliers (%)	90	90	90
Sustainability assessment executed by an independent party for our critical suppliers (% spend evaluated)	63	72	68
Countries that conduct regular customer satisfaction surveys (%)	100	100	100
Net Promoter Score (NPS)	68	68	66

ETHICS AND COMPLIANCE	2020	2021	2022
Reports of alleged breaches to the Code of Ethics received by Local Ethics Committees (No.)	620	626	786
Ethics and compliance cases reported during the year that were investigated and closed (%)	83	89	91
Disciplinary actions taken as a result of reports of non-compliance with the Code of Ethics, other policies or the law (No.)[23]	269	277	278

ETHICS AND COMPLIANCE	2020	2021	2022
Target countries that participated on the Global Compliance Program (antitrust and antri-bribery) (%)	100	100	100
Countries with local mechanisms to promote employee awareness of procedures to identify and report incidences of internal fraud, kickbacks, among others (%)	100	100	100
Investigated incidents reported and found to be true related to fraud, kick-backs among others corruption incidents to government officials (No.)	0	0	0
Implementation of Ethics and Compliance Continuous Improvement Program (%)	76	89	89

FOOTNOTES:

1 All KPI data is accurate at the time of reporting and is in accordance with the Global Cement and Concrete Association (GCCA) guidelines.
2 Our fatalities reduced in number during the year, and we are reporting 79% fewer overall (considering the third-party fatalilies of 2021). Our figures are aligned with the recently revised GCCA Guidelines and guidance.
3 Working hours are directly measured and/or obtained using recognized industry methods.
4 Cement only.
5 Includes employees performing corporate functions in different locations. Starting 2022, Neoris is no longer included.
6 Starting in 2022, employees' position bands are grouped according to similar benefits and compensation.
7 Measured through our Workforce Experience survey. Since 2020, measured every two years.
8 2022 eNPS for corporate functions in different locations was 41.
9 Cumulative figures as of year 1998.
10 Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing.
11 Starting in 2022, the figure includes emissions from Cemex-owned road transport fleet. 2020 and 2021 values have been recalculated and updated accordingly.
12 Starting in 2022, all categories of Scope 3 are included. 2020 and 2021 figures have been recalculated and adjusted accordingly.
13 Under verification process with KPMG.
14 "Use of sold products" of other businesses, 3.9 million tons for 2022.
15 Scopes 1 + 2 per total revenue in US dollars.
16 Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing.
17 Our definition of clean energy includes renewable energy sources such as solar, wind, hydro, and biomass, together with power generated from waste heat recovery systems.
18 Figure includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative/secondary aggregates, own recycled material in our main businesses, and other waste managed by the company.
19 Classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.
20 In accordance with the GCCA guidelines, volumes may be measured, calculated, or estimated based on equipment conditions or literature, as well as using local assumptions for some operations.
21 Quarry rehabilitation plan respond to legal requirements of each location. The state of Alabama does not require by law a quarry rehabilitation plan, therefore Wynn Quarry has no rehabilitation plan in place as of the date of the report.
22 Performance of Biodiversity Action Plans is considering our 2010 scoping study. In the future, we will be updating to 2021 scoping study.
23 Excluding terminations of employees, contractors, and customers. 105 during 2021 and 130 terminations during 2022.
24 Excludes Sinergia Deportiva employees.

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COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE E ENGAGING OUR STAKEHOLDERS S FINANCIAL PERFORMANCE GOVERNANCE G PERFORMANCE IN DETAIL APPENDIX

DIRECT ECONOMIC IMPACTS

	2020	2021	2022
Customers: Net sales[1]	12,669	14,379	15,577
Suppliers: Cost of sales and operating expenses[2]	8,082	9,286	10,384
Employees and their families: Wages and benefits[3]	2,189	2,254	2,512
Investments: CAPEX[4] plus working capital	681	1,223	1,878
Creditors: Net financial expense	715	574	529
Government: Taxes	157	194	197
Communities: Donations[5]			
Communities donations as % of pre-tax income	-0.39%	0.07%	0.17%
Shareholders: Dividends[6]	0	0	0
Others	179	150	4
Free cash flow from discontinued operations[7]	-72	-25	-6
Consolidated free cash flow	734	722	78
Net income (loss) before taxes & non controlling interest net income (loss)	-1,310	954	770

1 Excludes sales of assets.
2 Excludes depreciation and amortization.
3 Wages and benefits include non-operational and operational employees.
4 Capital expenditures for maintenance and expansion.
5 Donations as percentage of pre-tax income.
6 Dividends paid in cash, this effect doesn't affect the Consolidated Free Cash Flow, it is presented below FCF.
7 2020 free cash flow from France, United Kingdom, United States (Kosmos), Spain white cement, Costa Rica, El Salvador, and Neoris.
2021 free cash flow from France, Spain white cement, Costa Rica, El Salvador and Neoris.
2022 free cash flow from Costa Rica, El Salvador and Neoris.

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KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho 176 P1,
Reforma Social, Miguel Hidalgo, C.P. 11650,
Ciudad de México.
Telephone: +01 (55) 5246 8300
kpmg.com.mx

Independent Limited Assurance Report on Key Indicators of Sustainability Performance (Non-Financial Information

To the Board of Directors of CEMEX, S.A.B. de C.V.:

We were engaged by the Administration of CEMEX, S.A.B. de C.V. (hereinafter "CEMEX") to report on Key Indicators of Sustainability Performance (Non-Financial Information), prepared and presented by the Corporate Sustainability Department of CEMEX, included in the CEMEX 2022 Integrated Report for the period from January 1 to December 31, 2022 ("the Report"), that are detailed in Annex A attached to this report (the "Contents"), in the form of an independent conclusion of limited assurance, regarding whether, based on the procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the Contents are not prepared in all material respects, in accordance with the criteria established in the Standards of the Global Cement and Concrete Association ("GCCA") and the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure.

Management responsibilities

The Corporate Sustainability Department of CEMEX is responsible for the preparation and presentation of the information subject to our review and the information and statements contained within it.

CEMEX Management is responsible for designing, implementing, and maintaining the relevant internal control for the preparation and presentation of the information subject to our review, which is free from material errors, whether due to fraud or error.

CEMEX Management is also responsible for ensuring that the personnel involved in the preparation of the Contents are adequately trained, the information systems are duly updated and that any change in the presentation of data and/or in the form of reporting, include all significant reporting units.

Our responsibilities

Our responsibility is to carry out a limited assurance engagement on the information concerning the Contents included in the Report and to express an independent conclusion of limited assurance based on the evidence obtained. We carry out our work based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised), "Assurance Engagements Other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board, that standard requires that we plan and perform the engagement to obtain limited assurance about whether, based on our work and the evidence obtained, nothing has come to our attention that causes us to believe that the Contents included in the Report for the period from January 1 to December 31, 2022, are not prepared in all material respects, in accordance with the criteria established in the Standards of the Global Cement and Concrete Association ("GCCA") and the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure.

KPMG CARDENAS DOSAL, S.C. (the "Firm") applies International Standard on Quality Management 1 and accordingly maintains a comprehensive system of quality management, including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

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© 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG.

KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho 176 P1,
Reforma Social, Miguel Hidalgo, C.P. 11650,
Ciudad de México.
Telephone: +01 (55) 5246 8300
kpmg.com.mx

We have complied with the requirements of the International Ethics Standards Boards for Accountants (including international independence standards), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behavior.

The procedures selected depend on our knowledge and experience of the Contents presented in the 2022 Report and other circumstances of the work, and our consideration of the areas in which material errors may occur.

When obtaining an understanding of the Contents included in the 2022 Report, and other work circumstances, we have considered the processes used to prepare the Contents, in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion as to the effectiveness of CEMEX's internal control over the preparation and presentation of the Contents included in the 2022 Report.

Our engagement also included assessing the appropriateness of the main subject, the suitability of the criteria used by CEMEX in the preparation of the Contents, assessing the appropriateness of the methods, policies and procedures, as well as models used.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement, and consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained has a reasonable assurance engagement been performed.

Criteria

The criteria on which the preparation of the Contents has been evaluated refer to the established requirements and in accordance with the criteria established in the Standards of the Global Cement and Concrete Association ("GCCA") and the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure.

Inherent limitations

Due to the inherent limitations of any internal control structure, it is possible that errors or irregularities in the information presented in the Report may occur and not be detected. Our engagement is not designed to detect all weaknesses in the internal controls over the preparation and presentation of the Report, as the engagement has not been performed continuously throughout the period and the procedures performed were undertaken on a test basis.

Conclusion

Our conclusion has been formed based on, and is subject to, the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusions.

Based on the procedures performed and the evidence obtained, as described above, nothing has come to our attention that causes us to believe that the Contents detailed in Annex A attached to this assurance report, prepared by the Corporate Sustainability Department of CEMEX and included in the Report for the period from January 1 to December 31, 2022, are not prepared in all material aspects, in accordance with the criteria established in the Standards of the Global Cement and Concrete Association ("GCCA") and the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure.

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© 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG.

GRI 2-5

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KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho 176 P1,
Reforma Social, Miguel Hidalgo, C.P. 11650,
Ciudad de México.
Telephone: +01 (55) 5246 8300
kpmg.com.mx

Restriction of use of our report

Our report should not be regarded as suitable to be used or relied on by any party to acquire rights against us other than the Corporate Sustainability Department of CEMEX, for any purpose or in any other context. Any party other than the Corporate Sustainability Department of CEMEX who obtains access to our report or a copy thereof and chooses to rely on our report (or any part thereof) will do so at its own risk.

To the fullest extent permitted by law, we accept or assume no responsibility and deny any liability to any party other than CEMEX for our work, for this independent limited assurance report, or for the conclusions we have reached.

Our report is released to CEMEX, on the basis that it shall not be copied, referred to or disclosed, in whole or in part, without our prior written consent.

KPMG CARDENAS DOSAL, S.C.

Alberto Dosal Montero
Partner

Monterrey, Nuevo León, March 22, 2023.

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© 2023 KPMG Cárdenas Dosal, S.C., a México civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG.

KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho 176 P1,
Reforma Social, Miguel Hidalgo, C.P. 11650,
Ciudad de México.
Telephone: +01 (55) 5246 8300
kpmg.com.mx

Annex A

Description of the Contents object of the limited assurance engagement.

Scope 1 of CO_2 emissions according to the *GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing*, including:

- Total absolute direct, gross and net CO_2 emissions.
- Specific gross and net CO_2 emissions per ton of cementitious material.

Scope 2 CO_2 emissions:

- Indirect CO_2 emissions from consumed external power generation.

Scope 3 CO_2 emissions, category "*Purchased goods and services*":

- CO_2 emissions from purchased Clinker.

Circular economy indicators according to the *GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing*, including:

- Alternative fuel rate (used in kilns).
- Biomass fuel rate (used in kilns).
- Specific heat consumption for clinker production.
- Clinker / cement (equivalent) factor.
- Alternative raw materials rate.

Health and safety indicators in accordance with the *GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing*, including:

- Number of fatalities of direct employees, contractors/subcontractors (on site) and third parties (on site).
- Fatality rate for directly employed.
- Lost time injury frequency rate of direct employees.
- Lost time injury frequency rate for contractors/subcontractors (on site).
- Lost time injury severity rate of direct employees.

Other emissions according to the *GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing*, including:

- Overall coverage rate.
- Coverage rate continuous measurement.
- Absolute and specific dust emissions.
- Absolute and specific NOx emissions.
- Absolute and specific SOx emissions.

© 2023 KPMG Cárdenas Dosal, S.C., a México civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG.

GRI 2-5

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KPMG

KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho 176 P1,
Reforma Social, Miguel Hidalgo, C.P. 11650,
Ciudad de México.
Telephone: +01 (55) 5246 8300
kpmg.com.mx

Biodiversity indicators according to the *GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management*, including:

- Percentage of quarries with high biodiversity value where a biodiversity management plan has been implemented.
- Percentage of quarries where a rehabilitation plan has been implemented.

Water indicators, according to the *GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing*, including:

- Total water consumption = Water withdrawal - Water discharge.
- Amount of Water consumption per unit of product (cementitious product).

Number of Environmental Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called *CEMEX Environmental and Social Incident Reporting Procedure*.

Number of Social Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called *CEMEX Environmental and Social Incident Reporting Procedure*.

© 2023 KPMG Cárdenas Dosal, S.C., a Mexico civil partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Reproduction in whole or in part is prohibited without the express written permission of KPMG.

GRI 2-5

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APPENDIX Stakeholder Engagement 219 Scope and Boundaries of this Report 224 GRI Sustainability Reporting Standards 226 Sustainability Accounting Standards Board Response (SASB) 243 Task Force on Climate-related Financial Disclosure Response (TCFD) 245 Board of Directors’ Skill set Connectivity in Managing Risk Factors 263 Our integrated report aims to provide a holistic Terms We Use 265 Cautionary Statement Regarding analysis of our company´s performance. Forward Looking Statements 267 Investor, Media, and Sustainability Information 268 CEMEX 2022 INTEGRATED REPORT 218

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STAKEHOLDER ENGAGEMENT

Our stakeholders include employees, customers, shareholders, investors, suppliers, communities, NGOs, academia, governments, policymakers, and business associations.

Across the countries where we operate, we encourage and invest in developing strategic relations with our key stakeholders through open dialogue and customized engagement activities. By listening to what our stakeholders consider important, we can engage with their key interests proactively, manage risks and opportunities, and set a clear direction to deliver long-term shared value for our company and communities.

Identifying Priorities for our Stakeholders and Cemex

Our company's Materiality Assessment brings together financial and non-financial topics that matter most to our stakeholders and our business. Aligned with the GRI reporting framework and materiality principles, this analysis helps us identify key topics to address in our strategic planning and integrated reporting.

In 2022, we reviewed our 2019 materiality matrix topics with key stakeholders. This exercise allowed us to align our key topics to our updated Sustainability Model and identify potential risks that could impact our company's activities, stakeholders, and the environment. Moreover, we aligned the material topics to our Enterprise Risk Management agenda.

We will continue to monitor the material topics and their potential impacts on our stakeholders and our company's financial and sustainability performance.



We encourage and invest in developing strategic relations with our key stakeholders.

OUR MATERIALITY ASSESSMENT PROCESS



IDENTIFICATION of relevant assessment topics

DEFINITION of stakeholders to participate in the analysis

PRIORITIZATION of the topics by gathering stakeholder groups' opinions and concerns. **Alignment of topics to Enterprise Risk Agenda** to map the increasing importance to Cemex.

MANAGEMENT RESULTS REVIEW maintaining consistency with our business strategy.

GRI 3-1

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Our Materiality Matrix


INCREASING IMPORTANCE TO STAKEHOLDERS
INCREASING IMPORTANCE TO CEMEX
HIGHEST
HIGHER
HIGH
ENVIRONMENTAL
SOCIAL
GOVERNANCE

Highest Materiality

1 Net-zero CO2
2 Health and safety
3 Alternative fuels and raw materials
4 Energy costs, efficiency, and sourcing
5 Employee well-being
6 Circular economy and waste
7 Air quality
8 Customer Centricity
9 Ethics and Compliance
10 Product quality, innovation, and Sustainability
15 Just Transition, Shared Value and Social Innovation
16 Diversity, Equity & Inclusion
17 Environmental standards
18 Return on capital employed
19 Risk & Opportunity Management
20 Biodiversity conservation
21 Respect for Human Rights
22 Responsible and green procurement
23 SDG-aligned corporate finance
24 Cyber threat and data protection
25 Digital connectivity

Higher Materiality

11 Disclosure and transparency
12 Workforce Experience
13 Board composition and management
14 Water preservation

High Materiality

26 Community Capability Development for Employability
27 Community infrastructure and housing
28 Stakeholder engagement

We will continue to monitor the material topics and their potential impacts on our stakeholders and our company's financial and sustainability performance.

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How we Engage with our Stakeholders

We aim to conduct stakeholder relations with honesty, respect, and integrity. Mainly through our Code of Ethics and Business Conduct and Stakeholder Engagement Policy, we define our framework when deploying our stakeholder engagement strategy.

Our strategy considers the prioritization of key topics brought up by our stakeholders in our Materiality Assessment and defines specific communication channels to engage with each of our stakeholders, promoting dialogue and collaboration.

	OUR PEOPLE	CUSTOMERS	SHAREHOLDERS INVESTORS AND ANALYSTS	SUPPLIERS
	Our employees are part of our competitive advantage and the reason for our success. We continuously seek to provide them with opportunities for growth and development and a safe, healthy, diverse, and inclusive work environment.	By understanding our customers' needs and challenges, we aim to place them at the center of everything we do and become their partner of choice.	We embark on a robust investor engagement strategy to foster a clear understanding of company performance, strategy, and risks.	We foster a strong relationship across our network of suppliers, aiming to ensure compliance with our Code of Ethics and Business Conduct and our Code of Conduct when Doing Business With Us.
Key Collaboration Topics	▪ Health and safety ▪ Company priorities and challenges ▪ Business ethics ▪ Employee wellbeing, experience, and engagement ▪ Diversity and inclusion ▪ Training, development, and career path	▪ Customer experience and engagement ▪ Construction needs and challenges ▪ Quality products, services, and solutions ▪ Sustainability management practices ▪ Increased awareness of our products' sustainable attributes	▪ Company's financial performance ▪ Return on capital employed ▪ Pricing integrity and antitrust compliance ▪ ESG disclosure and performance ▪ Risks and opportunities	▪ Business ethics and legal compliance ▪ Quality of products and services ▪ Supply chain reliability and efficiency ▪ Health and safety ▪ Sustainability management practices
Engagement Channels and Frequency	▪ ETHOSLine 24/7 reporting line ▪ Ethics and compliance campaigns ▪ Employee experience survey ▪ Global and local newsletters ▪ Leader email messages and videos ▪ HR teams and HR process platforms ▪ Open dialogues and meetings with leaders, including townhalls with CEO and Executive Committee Members	▪ Sales representatives' ongoing relationship management ▪ Cemex Go digital platform 24/7 ▪ Regular commercial events ▪ Customer satisfaction surveys ▪ Satisfaction surveys, service centers, and helplines ▪ ETHOSLine 24/7 reporting line	▪ Regular meetings, webcasts, and conference calls ▪ Quarterly financial updates and guidance ▪ Annual integrated and 20-F reports, and mandatory filings ▪ Ongoing website updates and press releases ▪ Cemex Day investor event ▪ Company position papers	▪ Daily interactions ▪ Ongoing training and capacity-building programs ▪ Health and safety and sustainability verification platforms ▪ Annual Smart Innovation process
Outcomes	▪ Understanding of our employees' needs ▪ Talent management strategy ▪ Ethics case reports for investigation ▪ Learning strategy ▪ Safety workplace environment ▪ Diversity and Inclusion Policy, committees, and initiatives ▪ Participation in external programs on diversity	▪ Customer centricity strategy ▪ A clear understanding of our customers' needs and concerns ▪ Net Promoter Score (NPS) ▪ Digitalized solutions	▪ Understanding of financial position, performance, business perspectives, and risks ▪ Strengthening of Cemex's ESG practices and metrics ▪ Enhancement of reporting quality and transparency	Supplier Sustainability Program for certain suppliers Promotion of local suppliers Contractor health and safety verifications

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	COMMUNITIES	GOVERNMENTS AND POLICY MAKERS	BUSINESS ASSOCIATIONS	NGOs AND ACADEMIC INSTITUTIONS
	Our regular, formal dialogues with our neighboring communities have proven key to building mutual trust. By understanding their expectations, we can review progress and work together toward achieving agreed plans.	We cooperate and engage with governments and policy makers consistent with our values, Code of Ethics and Business Conduct, policies and guidelines, and the law —both directly and through business associations—responsible for regulating and defining relevant policies for our industry.	We actively participate in various global, regional, and national business associations to develop partnerships and promote our core cement, ready-mix concrete, aggregates, and urbanization solutions businesses within the sector.	We build innovative collaboration platforms to find common ground with entities who share our vision of building a better future. To this end, in collaboration with NGOs, we foster global partnerships that are fundamental to delivering value and improving the quality of people's lives. Furthermore, we engage with leading academic institutions and invest in scientific research that enhances our understanding of how our products can benefit and enhance their environmental, societal, and economic impacts.
Key Collaboration Topics	▪ Health and safety ▪ Education and capability development ▪ Community infrastructure programs and housing ▪ Community employability skills and wellbeing ▪ Respect for human rights ▪ Local employment opportunities	▪ Health and safety ▪ Business ethics and compliance ▪ Climate change and emissions ▪ Energy costs, efficiency, and sourcing ▪ Circular economy and waste ▪ Community infrastructure programs and housing	▪ Health and safety ▪ Business ethics and compliance ▪ Environmental standards ▪ Sustainability principles and challenges ▪ Increased awareness of our products' sustainable attributes ▪ Industry best-practice sharing	▪ ESG performance and disclosure ▪ Sustainable cities and communities ▪ Energy and climate change solutions ▪ Natural resources conservation ▪ Circular economy and waste ▪ Innovation and business development ▪ Public policy and advocacy
Engagement Channels and Frequency	▪ Ongoing dialogues with communities ▪ Annual open house days at operating sites ▪ Ongoing educational programs and training ▪ Community infrastructure, volunteering, and social investment initiatives ▪ Co-creation of inclusive business programs	▪ Company position papers ▪ Ongoing public policy discussions ▪ Long-term partnerships ▪ Working groups ▪ Periodic plant visits ▪ Events and conferences ▪ Annual integrated and 20-F reports	▪ Periodic meetings ▪ Annual conferences ▪ Ongoing working groups and research studies	▪ A permanent collaborative research portfolio ▪ Subject matter expert participation in internal Cemex lectures (Lighthouse talks) ▪ Collaboration on research papers and advisory services ▪ Yearly best practices and methodologies playbooks ▪ Hackathons co-organized with universities
Outcomes	▪ Improvement to community infrastructure and wellbeing ▪ Increased participation of women in the local economy ▪ Reduced figures of not-in-employment-or-education youth ▪ Economic growth in the community ▪ Volunteering program	▪ Successful adaptations to new local, national, and regional regulations ▪ Creation of joint initiatives that require a multidisciplinary approach, such as ARISE	▪ Coordinated initiatives, statements, whitepapers, and communication campaigns ▪ Industry best practices sharing ▪ Strengthened positioning of cement and concrete as sustainable building materials ▪ Compliance with antitrust laws	▪ Incremental quality and transparency of Cemex reporting ▪ Develop solutions through collaborative projects ▪ Build strategic partnerships with NGOs and top universities ▪ Awareness of global trends ▪ Attract new talent for Cemex ▪ Risk and opportunities assessment

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Collaborating with Third Parties to Accelerate Climate Action

As a global building materials leader operating in four continents, Cemex seeks to collaborate with partners and associations to promote climate action across our geographies.

Alliances & Commitments

BUSINESS AMBITION FOR 1.5°C

Cemex signed the Business Ambition for 1.5°C commitment led by the We Mean Business Coalition

RACE TO ZERO

Cemex joined the UNFCCC campaign launched to mobilize net-zero commitments

First Movers Coalition

Cemex is a founding member

CFO COALITION FOR THE SDGS

Cemex is a founding member of the coalition, aimed at attracting more capital to SDGs.

CLG Europe

Cemex is part of the Group Europe, convened by the Cambridge Institute.

Memberships & Industry Associations

gcca

CEMBUREAU The European Cement Association

PCA

CÁMARA NACIONAL DEL CEMENTO CANACEM

United Nations Global Compact

FICEM

WORLD ECONOMIC FORUM

Disclosure & Recognitions

CDP A LIST 2022 WATER; CDP DISCLOSER 2022

Cemex is among the 8% best evaluated for the participation with its suppliers in the topic of climate change, based on its CDP disclosure in 2022.

Transition Pathway Initiative

Cemex's carbon strategy reached the top level according to TPI criteria

MSCI ESG RATINGS A

Cemex is one of the Top 10 constituents of the MSCI EM Latin America ESG Leaders Index

TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

Cemex has adopted TCFD's recommendations for climate related reporting since 2020

SASB

Cemex reports aligned to the SASB for the Construction Material requirements

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SCOPE AND BOUNDARIES OF THIS REPORT

Our integrated report aims to provide a holistic analysis of our company's strategic vision, performance, governance, and value creation.

General Considerations

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Except as the context otherwise may require, references in this integrated report to "Cemex", "the company", "we", "us", or "our" refer to CEMEX, S.A.B. de C.V., and its consolidated entities.

Reporting Scope

Cemex began publishing Environmental, Health, and Safety (EHS) reports in 1996 and has annually published its Sustainable Development Reports since 2003, covering a broad range of issues related to economic, environmental, social, and governance performance. Since 2016, our Integrated Reports are intended to provide a holistic analysis of the company's strategic vision, performance, governance, and value creation, while fostering a more in-depth understanding of the financial and non-financial key performance indicators that the company uses to manage its business over the short, medium, and long term.

Boundary and Reporting Period

In preparation for this report, we consolidated information from all of our operations. It covers our global cement, ready-mix concrete, aggregates, and urbanization solutions business lines, presenting our financial and non-financial performance, progress, achievements, and challenges during the 2022 calendar year, which is also the company's fiscal year. Our materiality analysis guided our reporting process, and the issues included in this report particularly match those that Cemex management and our stakeholders found of the highest importance, as reflected in our Materiality Matrix.

Unless otherwise indicated, the information provided in this report is for the company as a whole. We have included information for the operations in which we have financial and operative control. If a plant is sold, its information is no longer included in our data or considered in our targets. We have clearly marked each case if we have restated certain data sets from previous years. Unless something else is explicitly indicated, all monetary amounts are reported in U.S. dollars. All references to "tons" are to metric tons.



The information in our 2022 Integrated Report came from several sources, including internal management systems and performance databases, as well as annual surveys applied across all of our operations.

We continually aim to improve the transparency and completeness of each report we produce while streamlining our processes and how we provide information.

To this end, we include a limited assurance statement from KPMG. This independent organization verified the data and calculation process for our annual indicators associated with CO_2 and other emissions, health and safety, circular economy, biodiversity, environmental and social incidents, and water.

GRI 2-1; GRI 2-2; GRI 2-3; GRI 2-4; GRI 3-1

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Data Measurement Techniques

We employ the following protocols and techniques for measuring the sustainability key performance indicators (KPI) that we report:

CO_2 emissions: Cemex reports absolute and specific CO_2 emissions following the Global Cement and Concrete Association (GCCA) Sustainability Framework Guidelines and the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing (October 2019), based on the CEN Standard EN 19694-3 (Stationary source emissions – Determination of Greenhouse Gas (GHG) emissions in energy-intensive industries – Part 3: Cement Industry). The measurement is based on the mass balance methodology, fully described in the CEN Standard on CO_2 emission from the cement industry EN-19694-3 and applied through the spreadsheet of the Cement CO_2 Protocol (previously known as WBCSD CSI Cement CO_2 and Energy Protocol v. 3.1). It considers direct emissions occurring from sources that are owned or controlled by the company, excluding those from the combustion of biomass that are reported separately (Scope 1) and indirect emissions from the generation of purchased electricity consumed in the company's owned or controlled equipment (Scope 2) and from the clinker purchased (Scope 3). For countries covered by the European Union Emission Trading System (EU ETS), CO_2 data corresponds to the one validated by an independent verifier in accordance with the applicable Accreditation and Verification Regulation.

Dust, NOx, and SOx emissions: Absolute and specific figures are calculated based on kiln measurements taken from Continuous Emissions Monitoring Systems (CEMs) (in those sites where kilns are equipped with such technology) or spot analysis. These methods fully comply with GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing (October 2019). All information is reported to Cemex databases, processed, calculated, and validated to provide a final group value. The values are calculated in Standard for 0°C, 1 atmosphere, and 10% Oxygen (O_2) content at the measuring point.

Energy: Fuel consumption indicators are reported to internal Cemex databases in which "conventional," "alternative," and "biomass fuels" are classified according to the Cement CO_2 Protocol spreadsheet. Heat values are obtained from on-site analysis (where applicable), provided by suppliers or standards from recognized sources.

Clinker factor and alternative fuels: All material consumption is reported to internal Cemex databases in which "alternative materials" are defined following the standards from the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing (October 2019). The "clinker/cement factor" is calculated using the Basic Parameters set out in the GCCA Sustainability Framework Guidelines and according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing, procedures indicated in the Cement CO_2 Protocol spreadsheet with information obtained from the databases.

Health and safety: Intelex, which feeds an internal database, collects all related health and safety information from each site and automatically provides the appropriate information to calculate the indicators. The database is configured using the GCCA definitions. Health and safety indicators are calculated according to the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, February 2020 version.

GRI Sustainability Reporting Standards

To enhance our sustainability communication to our stakeholders and comply with internationally agreed disclosures and metrics, Cemex uses the GRI Sustainability Reporting Standards to prepare its Sustainable Development Reports. From 2008 to 2013, we met an application level of A+ using GRI-G3. From 2014 to 2016, we applied the GRI-G4 Guidelines.

In 2017 we migrated to the GRI Standards, and in 2022 we are reporting under GRI Universal Standards 2021.

Furthermore, our GRI Content Index cross-references with the UN Global Compact Principles and the UN Sustainable Development Goals (SDGs). Our 2022 GRI Content Index is located on pages 226-242 of this report.

United Nations Global Compact – Communication on Progress

This report, together with the UN Global Compact Participant Dashboard, constitutes our Communication on Progress (CoP) toward the commitments of the UN Global Compact (UNGC). As a participant in the UNGC, we work to align our company's operations and strategies with its ten principles. As demonstrated within this report, we are also committed to helping the world meet the targets of the Paris Agreement and contribute to the achievement of the UN SDGs.

Sustainability Accounting Standard Board (SASB)

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) industry-specific requirements for the Construction Material Standard. Our 2022 SASB Index is located on pages 243-244 of this report.

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GRI CONTENT INDEX

GRI | CONTENT INDEX ESSENTIALS SERVICE | 2023

Cemex has reported in accordance with the GRI Standards for the period January 1, 2022 to December 31, 2022.

For the Content Index - Essentials Service, GRI Services reviewed that the GRI content index is clearly presented, in a manner consistent with the Standards, and that the references for disclosures 2-1 to 2-5, 3-1 and 3-2 are aligned with the appropriate sections in the body of the report. The service was performed on the English version of the report.

All pages refer to Cemex's 2022 Integrated Report, unless otherwise stated.

GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNGC
UNIVERSAL STANDARDS						
GRI 1: Foundation 2021						
General disclosures						
GRI 2: General Disclosures 2021	2-1	Organizational details.	p. 224 - Scope and Boundaries of this report			
	2-2	Entities included in the organization's sustainability reporting.	p. 224 - Scope and Boundaries of this report			
	2-3	Reporting period, frequency and contact point.	p. 224 - Scope and Boundaries of this report			
	2-4	Restatements of information.	p. 224 - Scope and Boundaries of this report			
	2-5	External assurance.	p. 215-217 - Independent Limited Assurance Report on Key Indicators of Sustainability Performance			
	2-6	Activities, value chain and other business relationships.	p. 3 - Cemex at a Glance p. 61 - Delivering a Superior Customer Experience p. 65-68 - Social Impact How cement is made Suppliers			
	2-7	Employees.	p. 48-49 - Building a Better Workforce Experience			
	2-8	Workers who are not employees.	p. 48 - Building a Better Workforce Experience			
	2-9	Governance structure and composition.	p. 89-112 - Governance Investor Center			

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 2: General Disclosures 2021	2-10	Nomination and selection of the highest governance body.	p. 92 - Board of Directors Cemex's 20-F Report: • Item 5: Operating and Financial Review and Prospects--> Recent Developments--> Recent Developments Relating to Cemex, S.A.B. de C.V.'s Shareholders' Meetings • Item 6: Directors, Senior Management and Employees: Board of Directors • Item 6: Directors, Senior Management and Employees: Board Practices Starting 2022, each candidate to become a member of the Board of Directors would stand for election by our shareholders meeting individually. For updated information please refer to our more recent reports available in our company website at cemex.com			
	2-11	Chair of the highest governance body.	p. 92-96 - Board of Directors			
	2-12	Role of the highest governance body in overseeing the management of impacts.	p. 89 - Governance p. 92 - Board of Directors p. 98 - Board committees			
	2-13	Delegation of responsibility for managing impacts.	p. 89 - Governance p. 98 - Board committees p. 100 - Executive Committee			
	2-14	Role of the highest governance body in sustainability reporting.	p. 99 - Board Committees - Sustainability Committee			
	2-15	Conflicts of interest.	p. 104 - Ethics and Compliance p. 98 - Board Committees Cemex's 20-F Report - 3 Risk and Opportunities: Regulatory and Compliance Requirements: • Related Party Transactions • Item16G Corporate Governance • Board Practices For updated information please refer to our more recent reports available in our company website at cemex.com			
	2-16	Communication of critical concerns.	p. 109 - Risks and Opportunities p. 104 - Ethics and Compliance			
	2-17	Collective knowledge of the highest governance body.	p. 97 - Board of Directors Skills Matrix Cemex's 20-F Report - Item 6 — Directors, Senior Management and Employees: Board of Directors Skill Matrix For updated information please refer to our more recent reports available in our company website at cemex.com			
	2-18	Evaluation of the performance of the highest governance body.	Cemex is constantly enhancing its corporate governance incorporating global best practices.			

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 2: General Disclosures 2021	2-19	Remuneration policies.	p. 103 - Executive Compensation p. 131-204 - Notes to the consolidated financial statements Cemex's 20-F Report - Item 6 — Directors, Senior Management and Employees- Compensation of Cemex, S.A.B. de C.V.'s Directors and Members of Our Senior Management For updated information please refer to our more recent reports available in our company website at cemex.com			
	2-20	Process to determine remuneration.	p. 103 - Executive Compensation Cemex's 20-F Report: • Item 6 — Directors, Senior Management and Employees- Compensation of Cemex, S.A.B. de C.V.'s Directors and Members of Our Senior Management • Item 5— Operating and Financial Review and Prospects: Recent Developments- Recent Developments Relating to Cemex, S.A.B. de C.V.'s Shareholders' Meetings Cemex offers a competitive compensation package based on the responsibility level of the position, and it is designed considering the following: the representation of the labor markets in which a given Cemex Business Unit competes for talent; the data should be compiled from independent, professional, third-party surveys; the data should include market base pay and total cash compensation of comparable companies. For updated information please refer to our more recent reports available in our company website at cemex.com			
	2-21	Annual total compensation ratio.	p. 210 - Non-financial information – Employee highest to median compensation ratio by region			
	2-22	Statement on sustainable development strategy.	p. 10 - Letter to Stakeholders p. 17 - Our Sustainability Targets			
	2-23	Policy commitments.	Code of Ethics and Business Conduct Code of Conduct when doing Business with Us Human Rights Policy			
	2-24	Embedding policy commitments.	p. 104 - Ethics and Compliance			
	2-25	Processes to remediate negative impacts.	p. 221 - How we Engage with our Stakeholders p. 75 - Respect for Human Rights p. 18 - Environmental Excellence p. 65 - Social Impact			
	2-26	Mechanisms for seeking advice and raising concerns.	p. 221 - How we Engage with our Stakeholders p. 108 - Reporting and Investigations			
	2-27	Compliance with laws and regulations.	p. 104 - Ethics and Compliance p. 117 - Regulatory and Compliance Requirements p. 196-202 - Notes to the Consolidated Financial Statements - Legal Proceedings Cemex's 20-F Report: Item 4 - Regulatory Matters and Legal Proceedings For updated information please refer to our more recent reports available in our company website at cemex.com			
	2-28	Membership associations.	p. 221-222 - Stakeholder Engagement - How we Engage with our Stakeholders Stakeholder engagement p. 223 Collaborating with Third Parties to Accelerate Climate Action			

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 2: General Disclosures 2021	2-29	Approach to stakeholder engagement.	p. 221-222 - Stakeholder Engagement - How we Engage with our Stakeholders p. 61 - Delivering a Superior Customer Experience p. 66 - Providing Access to Education and Workplace Training Cemex's Net Promoter Score (NPS) for 2022 was 66			
	2-30	Collective bargaining agreements.	p. 210 - Non-financial information, Employees covered by a collective bargaining agreement by region (%)			
Material topics						
GRI 3: Material Topics 2021	3-1	Process to determine material topics.	p. 219 - Stakeholder Engagement - Our Materiality Matrix p. 224 - Scope and Boundaries of this Report			
	3-2	List of material topics.	Cemex's material topics include: Economic Performance, Market Presence, Indirect Economic Impacts, Procurement Practices, Anti-corruption, Anti-competitive Behavior, Materials, Energy, Water and Effluents, Biodiversity, Emissions, Waste, Supplier Environmental Assessment, Employment, Labor/ Management Relations, Occupational Health and Safety, Training and Education, Diversity and Equal Opportunity, Non-discrimination, Freedom of Association and Collective Bargaining, Supplier Social Assessment, Customer Health and Safety. There has been no significant changes to the list of material topics compared to the previous reporting period.			
Economic performance						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 219-220 - Stakeholder Engagement - Our Materiality Matrix p. 84 - Global Operations			
GRI 201: Economic Performance 2016	201-1	Direct economic value generated and distributed.	p. 3 - Cemex at a Glance p. 6 - Financial Highlights p. 124 - Consolidated Financial Information p. 214 - Direct Economic Impacts	The economic value by region is subject to confidentiality constraints.	8.1, 8.2, 9.1, 9.4, 9.5	
	201-2	Financial implications and other risks and opportunities due to climate change.	p. 245-262 - Task Force on Climate Related Financial Disclosures Response (TCFD) Position paper on climate change Cemex Carbon Disclosure Project submissions		13.1	
	201-3	Defined benefit plan obligations and other retirement plans.	p. 141 - Pensions and other post-employment benefits Cemex complies with minimum legal coverage requirements in all countries where we operate.			
	201-4	Financial assistance received from government.	No significant financial assistance was received from any government. We are unaware of any government shareholders. However, one or more governments may be an investor in a fund that holds Cemex stocks or bonds; in that case, we don't know such ownership to be material.			
Market presence						
GRI 3: Material Topics 2021	3-3	Management of material topics.	Code of Ethics and Business Conduct			
GRI 202: Market Presence 2016	202-1	Ratios of standard entry level wage by gender compared to local minimum wage.	p. 210 - Non-financial information, Cemex entry level vs. local minimum wage ratio by region		1.2, 5.1, 8.5	6
	202-2	Proportion of senior management hired from the local community.	p. 75 - Respect Human Rights p. 210 - Non-financial information, Countries with practices to promote local hiring (%)		8.5	6

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
Indirect economic impacts						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 65-70 - Social Impact: Improving Quality of Life and Well-being p. 219-220 - Stakeholder Engagement and Our Materiality Matrix			
GRI 203: Indirect Economic Impacts 2016	203-1	Infrastructure investments and services supported.	p. 30-34 - Innovation and Partnerships p. 64 - Social Impact p. 69 - Cemex Volunteering p. 209 - Non-financial information Cemex's social impact team developed the Community Engagement Plans used to evaluate socio-economic needs and expectations, as well as the impact of the social programs. According to the plan, we assess real needs, lead and promote formal community meetings, and look to ensure the community is constantly informed about all programs.		5.4, 9.1, 11.2	9
	203-2	Significant indirect economic impacts.	p. 64 - Social Impact p. 211 – Non-financial information - Social Impact Cemex's indirect economic impacts, particularly those resulting from community initiatives, contribute to international goals and policy agendas associated with health, affordable housing, education, and environmental sustainability		1.2, 3.8, 8.2, 8.3, 8.5	
Procurement practices						
GRI 3: Material Topics 2021	3-3	Management of material topics.	↻ Code of Conduct when doing Business with Us p. 219-220 - Stakeholder Engagement - Our Materiality Matrix			
GRI 204: Procurement Practices 2016	204-1	Proportion of spending on local suppliers.	p. 209 - Non-financial information - Purchases sourced from locally-based suppliers (%) We believe that local sourcing is, in and of itself, a sustainable business practice. It creates jobs, which in turn stimulate local economies, while developing new skills among local workers. Whenever feasible, we support small, locally based suppliers everywhere we operate. The definition of local supplier is specific to each country where we operate. The exact criteria used to select suppliers vary from country to country, but always includes cost, quality, and delivery time.		8.3	
Anti-corruption						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 224 - Scope and boundaries p. 108 - Cemex ETHOS Global Program ↻ Ethics and Compliance			
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption.	As part of the ETHOS organization's responsibilities, enhanced monitoring is given to the most sensitive countries concerning corruption risks pertinent to the countries in which we operate. During 2022, our main standalone operations in terms of revenues were: United States (medium risk), Mexico (high risk), France (low risk), United Kingdom (low risk), Israel (medium risk), Germany (low risk), Spain (medium risk), Poland (medium risk), the Philippines (high risk), Colombia (high risk), the Dominican Republic (high risk), and Panama (high risk). We also operate in other countries of which some are low risk, medium risk (such as Jamaica, Trinidad and Tobago, among others), and high risk (such as Haiti, Guatemala, Nicaragua, among others). This risk classification is based on Transparency International's 2022 Corruption Perception Index. We believe Our Code of Ethics and Business Conduct reflects the requirements of the Sarbanes-Oxley Act of 2002 (SOX).		16.5	10

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 205: Anti-corruption 2016	205-2	Communication and training about anti-corruption policies and procedures.	p. 107 - Training We use communication resources to distribute our Global Anti-Corruption Policy to all (100%) governance body members and employees. Additionally, our Code of Ethics and Business Conduct is publicly available and contains a Compliant Operations chapter that includes in detail anti-corruption manners were all forms of corruption are explicitly forbidden by Cemex. In 2022, over 8,800 employees were trained on antitrust, anti-corruption and bribery matters. Regarding our business partners, all (100%) supplier contracts include not only anti-bribery clauses, but also anti-bribery certification letter. During the year, over 90 trust and anti-corruption communication campaigns were launched to all our employees.		16.5	10
	205-3	Confirmed incidents of corruption and actions taken.	There were no incidents that met the Foreign Corrupt Practices Act and UK Bribery Act standard for corruption, nor were any legal cases regarding corrupt practices by either our organization or our employees concluded during the reporting period. We continuously monitor our employee's behavior and compel our employees to report any corruption acts through ETHOSline.			
Anti-competitive behavior						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 219-220 - Stakeholder Engagement - Our Materiality Matrix p. 104 - Ethics and compliance- ETHOS Global program ↻ Code of Ethics and Business Conduct			
GRI 206: Anti-competitive Behavior 2016	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices.	Grievances: Any relevant fines or non-compliance cases are included in: p. 196 - Notes to the consolidated financial statements: 25) Legal proceedings			
Materials						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 19 - Environmental Excellence: Future in Action program			
GRI 301: Materials 2016	301-1	Materials used by weight or volume.	Proprietary information			
	301-2	Recycled input materials used	p. 20 - Sustainable products and solutions p. 28 - Circular Economy p. 211 – Non-financial information, Waste management			
Energy						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 19 - Future in Action p. 22 - Decarbonizing our operations			
GRI 302: Energy 2016	302-1	Energy consumption within the organization.	p. 211 - Non-financial information, Carbon Strategy and Energy p. 211 - Non-financial information, Carbon Strategy and Energy, Fuel Consumption p. 211 - Non-financial information, Carbon Strategy and Energy, Power Consumption ↻ Please refer to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing ↻ All units are available in the Cement CO_2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory			
	302-2	Energy consumption outside of the organization.	Production of cement produces CO_2 mostly from sources within the organization: combustion of fossil fuels during the calcination of limestone. Energy consumed outside of the organization is not an issue where we focus our strategy.			

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 302: Energy 2016	302-3	Energy intensity.	p. 211 - Non-financial information, Carbon Strategy and Energy Ratio denominator: Kg of CO_2/ton of cementitious product Types of energy included in the intensity ratio: Fuels Coverage is 100% of scope 1 emissions in our cement operations (corresponding to 99% of all our scope 1 emissions reported under the CDP).			
	302-4	Reduction of energy consumption.	p. 211 - Non-financial information, Carbon Strategy and Energy Energy included: Fuels and electricity used during the process of production. Baseline: 1990 All units are available in the Cement CO_2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory			
	302-5	Reductions in energy requirements of products and services.	p. 20 - Sustainable products and Solutions p. 211 - Non-financial information, Carbon Strategy and Energy	We have a number of products and solutions that result in energy savings. We however consider this information confidential and key for our business strategy.		
Water and effluents						
GRI 3: Material Topics 2021	3-3	Management of material topics.	Cemex Water Policy Cemex Environmental Policy Cemex Biodiversity Policy p. 34 - Water and Biodiversity			
GRI 303: Water and Effluents 2018	303-1	Interactions with water as a shared resource.	p. 34-35 - Water and Biodiversity Cement manufacturing requires water for heavy equipment cooling, for exhaust gas conditioning and for other parts of the process. We are taking actions to offset our water footprint.			
	303-2	Management of water discharge-related impacts.	p. 34 - Water and Biodiversity Cemex Water Policy Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing			
	303-3	Water withdrawal.	p. 34-35 - Water and Biodiversity p. 212 – Non-financial information, Water management To report our water withdrawals by sources Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing. It also defines operational boundaries, four levels of accuracy for water measurement, guidance on how to report the information and recommendations for meter calibration and maintenance.			
	303-4	Water discharge.	p. 34-35 - Water and Biodiversity p. 212 – Non-financial information, Water management To report our water discharges by sources Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing and their definitions. It also defines operational boundaries, four levels of accuracy for water measurement, guidance on how to report the information and recommendations for meter calibration and maintenance.			
	303-5	Water consumption.	p. 34-35 - Water and Biodiversity p. 212 - Non-financial information, Water management Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.			

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
Biodiversity						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 36 - Water and Biodiversity Cemex Biodiversity Policy			
GRI 304: Biodiversity 2016	304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	p. 36 - Water and Biodiversity p. 212 - Non-financial information, Biodiversity Management			
	304-2	Significant impacts of activities, products and services on biodiversity.	p. 36 - Water and Biodiversity			
	304-3	Habitats protected or restored.	p. 38 - Water and Biodiversity- El Carmen p. 212 - Non-financial information, Biodiversity Management			
	304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations.	p. 36 - Cemex-Birdlife 2021 Biodiversity Proximity Study			
Emissions						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 40-41 - Air Emissions Management and Performance in Our Production Process Position paper on climate change Grievances: Any relevant fines or non-compliance cases are included in: p. 196 - Notes to the consolidated financial statements: 25) Legal proceedings			
GRI 305: Emissions 2016	305-1	Direct (Scope 1) GHG emissions.	p. 211 - Non-financial information, Carbon strategy and energy, Scope 1 CO_2 emissions (million tons) Absolute CO_2 from biomass sources= 1.9 million t CO_2 (including biomass content of mixed fuels) Base year: 1990 following best industry practices (e. g. CSI Protocol). More information about our Scope 1 emissions can be found in our CDP submission: www.cdp.net 100% covered under emissions-limiting regulations.			
	305-2	Energy indirect (Scope 2) GHG emissions.	p. 211 - Non-financial information, Carbon strategy and energy, Scope 2 CO_2 emissions (million tons) Base year: 1990 following best industry practices (e. g. CSI Protocol). More information about our Scope 2 emissions can be found in our CDP submission: www.cdp.net			
	305-3	Other indirect (Scope 3) GHG emissions.	p. 211 - Non-financial information, Carbon strategy and energy, Scope 3 CO_2 emissions (million tons)			
	305-4	GHG emissions intensity.	p. 211 - Non-financial information, Carbon strategy and energy GHG emissions included in the intensity ratio: Scope 1 and 2. Scope 1 = 621 kg CO_2/ton of cementitious product Scope 2 = 53 kg CO_2/ton of cementitious product Denominator used: amount of cementitious products produced. Gases Included: CO_2, following the GHG Protocol and the WBCSD CSI Protocol (GCCA Cement CO_2 and Energy Protocol, Version 3.1) More information about our GHG emissions intensity ratio can be found in our CDP submission: www.cdp.net			
	305-6	Reduction of GHG emissions.	p. 19 - Future in Action - Decarbonizing our operations p. 211 - Non-financial information, Carbon strategy and energy Report where the reductions in GHG emissions occurred: Scope 1 Gases Included: CO_2, following the GHG Protocol and the WBCSD CSI Protocol (GCCA Cement CO_2 and Energy Protocol, Version 3.1) Base year: 1990 following best industry practices (e. g. CSI Protocol)			

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 305-7 Emissions of ozone-depleting substances Our business does not create signi?cant (ODS). emissions of ozone-depleting substances. 305-8 Nitrogen oxides (NOx), sulfur oxides (SOx), p. 40—Air quality and other signi?cant air emissions. p. 211—Non-?nancial information, Air quality management Cemex reports on the air emissions that the GCCA Guidelines for Emissions Monitoring and Reporting in the GRI 305: Emissions 2016 Cement Industry identi?es as the most important from the on-site stationary sources we use in our processes. The standards used in the air emissions measurements depend on the legal requirements in each country. Standards used also depend on the normal procedures used by the external companies performing the spot measurements. In the case of CEMs (Continuous Measurements), the equipment is maintained, operated, and calibrated according with the standards. Standards used for punctual measurements are EPA, ISO, and EN according to the pollutant and the country. In most cases EPA rules are used for sampling and EPA or ISO methods are used for the calculations at laboratory. All data reported in the stack emissions report is measured even continuously or spot. Waste GRI 3: Material Topics 2021 3-3 Management of material topics. p. 28—Circular Economy 306-1 Waste generation and signi?cant waste- p. 4—Our Core Businesses related impacts. p. 29—Circular Economy—Regenera In our waste reporting process, we record the volumes and end use/destination of kiln dust in our ?lters, bypass, cooler, and/or precipitator that is either re-used within the kiln system or when leaving the kiln system is subsequently re-cycled, recovered or disposed of as waste. We also record the volumes and end use/ destination of returned and waste ready-mix concrete. 306-2 Management of significant waste-related p. 29—Circular Economy – Regenera impacts. p. 210—Non-financial information, Waste management GRI 306: Waste 2020 Our reporting is based on the Directive 2008/98/EC of the European Parliament and of the Council of 19 November 2008 on waste, amended by the 2018 Directive. We have created a collection system to gather this information and we continue working on rolling out the de?nitions and methodology to collect this data by disposal method. Our internal Waste Guidelines and corresponding laws and regulations specify how we are to dispose of all waste. Our Guidelines distinguish between waste reused, waste recovered, waste recycled and waste that remains as is (disposed to land?ll). From here, these waste streams are classi?ed as hazardous or non-hazardous, disposed externally or internally, as de?ned by country regulations. 306-3 Waste generated. p. 210—Non-financial information, Waste management 306-4 Waste diverted from disposal. p. 210 – Non-financial information, Waste management 306-5 Waste directed to disposal. p. 210—Non-financial information, Waste management Supplier environmental assessment 3-3 Management of material topics. p. 71—Responsible Sourcing GRI 3: Material Topics 2021? Code of Conduct when doing Business with Us? Sourcing Approach CEMEX 2022 INTEGRATED REPORT 234

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 308: Supplier Environmental Assessment 2016	308-1	New suppliers that were screened using environmental criteria.	p. 71 - Responsible Sourcing ↻ Our supplier Code of Conduct when doing Business with Us, takes into account issues like environmental and biodiversity engagement, ensuring basic labor conditions and promoting Health and Safety as a high priority, Strengthening Human Rights, and Enhancing Diversity and Equality.			
	308-2	Negative environmental impacts in the supply chain and actions taken.	We have local initiatives to assess suppliers in each country. In 2022, two critical suppliers were identified to have potential impacts with issues related to the environmental topics. The relationship between none of those companies and Cemex was terminated, but they must carry out a remediation plan provided by the 3rd party evaluator, if said plan is not implemented it can be decided to terminate the relationship.			
Employment						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 224 - Scope and Boundaries of this Report ↻ Cemex Human Rights Policy			
GRI 401: Employment 2016	401-1	New employee hires and employee turnover.	p. 210 - Non-financial information, Our People, Workforce p. 210 - Non-financial information, Our People, Employee Turnover (%) p. 210 - Non-financial information, Our People, Employee Voluntary Turnover by gender (%) p. 210 - Non-financial information, Our People, Employee Voluntary Turnover by age (%) p. 210 - Non-financial information, Our People, Employee Involuntary Turnover by gender (%) p. 210 - Non-financial information, Our People, Employee Involuntary Turnover by age (%)	Gathering information by gender and age is not permitted in some countries where we operate.		
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees.	Number of Countries providing these benefits to Full-Time Employees: Life Insurance 26, Health Care 28, Disability and invalidity coverage 24, Parental leave 26, Retirement Provision 22, Stock Ownership 12 Number of Countries providing these benefits to Part-Time Employees: Life Insurance 6, Health Care 8, Disability and invalidity coverage 7, Parental leave 9, Retirement Provision 11, Stock Ownership 3			
	401-3	Parental leave.	In Cemex, maternity and parental leave may vary depending on the regulations within the countries where we operate on. But all of them do agree upon the employee's return after parental leave and have policies regarding that matter.	We do not report on this disclosure since this breakdown is not a factor in our decision-making process.		
Labor/management relations						
GRI 3: Material Topics 2021	3-3	Management of material topics.	↻ Cemex Human Rights Policy p. 48 - Building a Better Workforce Experience			
GRI 402: Labor/Management Relations 2016	402-1	Minimum notice periods regarding operational changes.	p. 210 - Non-financial information, Our People, Notice to employees regarding operational changes (average days) Cemex provides an average notice period of 3 weeks. Even though, in some of the countries where we operate the law do not establish minimum days of notice period, Cemex looks for giving a fair treatment to their employees and in those situations where the staff reductions are required. We look to provide a reasonable time for transition. We regularly provide better severance package than the ones established by the law and in some countries and at certain levels we even support with other services, such as head hunting (relocation).		8.8	3

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE / OMISSIONS	SDG LINK	UNCG
Occupational health and safety					
GRI 3: Material Topics 2021	3-3	Management of material topics	p. 219-220 - Priorities for Our Stakeholders and Cemex p. 43 - Our Health and Safety Commitment p. 209 – Non-financial information, Health and Safety		
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	p. 45 - Building a Strong Health and Safety Culture Cemex implements a Health and Safety Management System on all sites that goes beyond local regulation and is based on the OHSAS 18001 standards.		
	403-2	Hazard identification, risk assessment, and incident investigation	p. 45 - Building a Strong Health and Safety Culture Management of risk is a continuous process and the cornerstone of the Cemex H&S Management System. We constantly identify hazards and assess the risks associated with our activities. We take action to manage the risk and prevent or reduce the impact of potential incidents. Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/control measures are documented and resulting actions implemented through local procedures. Risk assessments are reviewed and updated at specified intervals, as changes are planned or where there is any reason to believe they are no longer valid.		
	403-3	Occupational health services	p. 43 - Our Health and Safety Commitment Health and Safety (H&S) specialists are appointed to assist management and others in the management of health and safety. H&S specialists possess formal, approved qualifications, are competent and have experience in Health and Safety disciplines. Non-Occupational related health checks are offered to all employees. Cemex Global Data Protection and Privacy Policy	8.8	6
	403-4	Worker participation, consultation, and communication on occupational health and safety	Senior Health & Safety and Executive Management are responsible for ensuring the Cemex HSMS is reviewed by the appropriate people at enough intervals. This evaluation shall include (but is not limited to) the review of policies, guidelines, standards, self-assessments, audit results and achievement of performance targets and objectives. Outcomes of Management Reviews are communicated to employees through Central and Regional Management structures. Similarly, employees can use their management structures to provide feedback and suggestions for improvement. This information is considered by the relevant Management Committee and incorporated into scheduled HSMS reviews. 89% of the workforce is represented in formal joint management-worker health and safety committees. Health and Safety committees are managed at a local (country) level.		
	403-5	Worker training on occupational health and safety	p. 43 - H&S Training: Achieving Our Zero4Life Commitment p. 45 - Training Line Managers identify training needs and the competencies necessary for their employees to carry out their assigned work in a healthy and safe manner. Where high-risk tasks and occupations are identified, higher levels of training, awareness and competency shall be carried out. Training is evaluated to determine its effectiveness		
	403-6	Promotion of worker health	p. 43 - Our Health and Safety Commitment Operations implement proactive health and wellbeing programs and initiatives to encourage healthy living, both inside and outside of work. Health and wellbeing programs are reviewed against objectives to assess their effectiveness and to continually improve. Cemex Global Data Protection and Privacy Policy		

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNCG
GRI 403: Occupational Health and Safety 2018	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	p. 43 - Our Health and Safety Commitment Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/control measures are clearly documented and resulting actions implemented through local procedures. Risk assessments are reviewed and updated at specified intervals, as changes are planned or where there is any reason to believe they are no longer valid.			
	403-8	Workers covered by an occupational health and safety management system	p. 209 - Non-financial information, Health and Safety, Sites with a Health and Safety Management System implemented (%) Cemex implements its HSMS in all sites.			
GRI 403: Occupational Health and Safety 2018	403-9	Work-related injuries	p. 43 - Zero4Life Commitment p. 209 - Non-financial information, Health and Safety, Fatalities p. 209 - Non-financial information, Health and Safety, Employee fatality rate p. 209 - Non-financial information, Health and Safety, Lost time injuries (LTIs) p. 209 - Non-financial information, Health and Safety, Lost time injury frequency rate (LTI FR) Types of injury by employees: Another kind of accident - 2%; Contact with moving machinery or something being machined - 11%; Exposed to fire or heat - 4%; Exposure to an explosion - 2%; Fall from height - 4%; Hit against something fixed or stationary - 5%; Hit by moving, flying or falling object - 11%; Incidents involving moving vehicles - 4%; Injured whilst handling, lifting or carrying - 9%; Slip, trip or fall at same or uneven levels - 43% Types of injury by contractors: Another kind of accident - 6%; Contact with moving machinery or something being machined - 14%; Fall from height - 12%; Hit against something fixed or stationary - 6%; Hit by moving, flying or falling object - 18%; Incidents involving moving vehicles - 16%; Injured whilst handling, lifting or carrying - 8%; Slip, trip or fall at same or uneven levels - 10%; Trapped by something collapsing - 2%		8.8	
	403-10	Work-related ill health	Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. This includes but is not limited to Cemex Global Health and Safety Standards			
Training and education						
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 40 - Building a Better Workforce Experience p. 219-220 - Priorities for Our Stakeholders and Cemex			
GRI 404: Training and Education 2016	404-1	Average hours of training per year per employee	p. 210 - Non-financial information, Employee training by gender (average hours/year) p. 210 - Non-financial information, Employee training by position (average hours/year)		4.3, 4.4, 4.5, 5.1, 8.2, 8.5, 10.3	6

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GRI STANDARD	DISCLOSURE		PAGE REFERENCE	OMISSIONS	SDG LINK	UNGC
GRI 404: Training and Education 2016	404-2	Programs for upgrading employee skills and transition assistance programs	p. 53 - Cemex University: Capabilities That Drive Critical Business Outcomes At Cemex we support our people in achieving their full potential by providing a comprehensive development offering including Health and Safety, Building Commercial Capabilities, and Leadership Development. Cemex development philosophy considers experiences as a cornerstone supported by coaching and traditional learning programs. We have shared responsibility for development, the individual commitment to meet development objectives plus feedback and coaching provided from our supervisors and colleagues is considered key for our professional and personal growth.	Transition assistance programs are managed and implemented at the local level and are subjected to local regulations	8.2, 8.5	
	404-3	Percentage of employees receiving regular performance and career development reviews	Online executives and employees have access to our Institutional Tool of Performance and Career development reviews. 88% received performance feedback in 2021. Other employees and operators also receive regular performance and career development reviews but are not registered in a global tool; in these cases, managers are responsible for holding feedback and performance review sessions.	Information by gender or employee category is not permitted in some countries where we operate.	5.1, 8.5, 10.3	6
Diversity and equal opportunity						
GRI 3: Material Topics 2021	3-3	Management of material topics	p. 219-220 - Priorities for Our Stakeholders and Cemex p. 108 - ETHOSline p. 75 - Our Commitment to Respect Human Rights Cemex Human Rights Policy			
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	p. 99 - Governance: Sustainability, Climate Action, Social Impact, and Diversity Committee p. 209-210 – Non-financial information, Our people p. 57 - DEI Governance at Cemex The Board of Directors (highest governance body) has 12 members, 8.33% are women. The Executive Committee is composed of 11 members, 10 of whom are male; 2 are 40-50 years old and 9 are over 50; 6 are from Mexico, 3 from Spain and 2 from the United States		5.5, 8.5	6
GRI 405: Diversity and Equal Opportunity 2016	405-2	Ratio of basic salary and remuneration of women to men	p. 209 - Non-financial information, Women to men remuneration ratio by region p. 209 - Non-financial information, Women to men remuneration ratio by position These calculations include all countries where Cemex operates.		8.5, 10.3	6
Non-discrimination						
GRI 3: Material Topics 2021	3-3	Management of material topics	p. 219-220 - Priorities for Our Stakeholders and Cemex p. 56-58 - Embracing Diversity, Equity and Inclusion p. 108 - ETHOSline p. 75 - Respect Human Rights Code of Ethics and Business Conduct Cemex Human Rights Policy			

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G GRI STANDARD DISCLOSURE PAGE REFERENCE OMISSIONS SDG LINK UNCG 406-1 Incidents of discrimination and corrective p. 108—ETHOSline 5.1, 8.8 6 actions taken ETHOS instances received 30 reports related to discrimination. Three of the discrimination-related reports GRI 406: Non-discrimination 2016 received remained in process as of the end of 2022. For seven of the reports we were able to con?rm that discrimination occurred, and 20 other accusations were false. In all the reports received, measures are implemented and monitored by local ethics committees comprising high level executives from the local business unit. Freedom of association and collective bargaining 3-3 Management of material topics p. 219-220—Stakeholder Engagement – Our Materiality Matrix GRI 3: Material Topics 2021 p. 75—Respect Human Rights? Cemex Human Rights Policy 407-1 Operations and suppliers in which the No material risks to freedom of association or collective bargaining were identi?ed. 8.8 3 right to freedom of association and p. 110—Non-?nancial Information—Employees covered by a collective bargaining agreement by region (%) GRI 407: Freedom of Association collective bargaining may be at risk and Collective Bargaining 2016 ? Code of Conduct when doing Business with Us? Sourcing Approach Supplier social assessment 3-3 Management of material topics. p. 71-74—Responsible Sourcing GRI 3: Material Topics 2021? Code of Conduct when doing Business with Us? Sourcing Approach 414-1 New suppliers that were screened using p. 71-74—Responsible Sourcing 5.2, 8.8, 16.1 2, 6 social criteria? Code of Conduct when doing Business with Us GRI 414: Supplier Social Our Code of Conduct When Doing Business with Us, takes into account issues like environmental and 414-2 Negative social impacts in the supply 5.2, 8.8, 16.1 2 Assessment 2016 biodiversity engagement, ensuring basic labor conditions and promoting Health and Safety as a high priority, chain and actions taken Strengthening Human Rights, and Enhancing Diversity and Equality. Additionally, we have local initiatives to assess suppliers in each country. Customer health and safety 3-3 Management of material topics. p. 219-220—Stakeholder Engagement – Our Materiality Matrix H&S is considered in every phase of product development, from design to disposal. We are committed to GRI 3: Material Topics 2021 abiding by all applicable legislation and H&S requirements when designing our products and have developed Material Safety Data Sheets that describe potential hazards and precautions to take when handling each of our products. Proud of our work, we promote a strong H&S culture. 416-1 Assessment of the health and safety The H&S topics of all of our products are considered at all life cycle stages. We strive to consistently ensure impacts of product and service categories that our products are safe to transport, store, handle, use and dispose of. However, some products may carry risks to people’s H&S if the proper precautions are not taken. To prevent such risks, we have compiled a range GRI 416: Customer Health and of product safety sheets which outline any main hazards and precautions that should be taken. For more Safety 2016 information, local sales offices should be contacted 416-2 Incidents of non-compliance concerning Grievances: Any relevant ?nes or non-compliance cases are included in: 16.3 the health and safety impacts of products p. 196—Notes to the consolidated ?nancial statements: 25) Legal proceedings and services CEMEX 2022 INTEGRATED REPORT 239

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GRI CONTENT INDEX
APPENDIX: NON-MATERIAL DISCLOSURES

We have classified the material issues into three categories: high, higher, and highest materiality. Cemex's 2022 Integrated Report focuses on higher and highest classifications. The following, although non-material, are reported in order to complement the issues presented in our Materiality Matrix and as part of our commitment to transparency. To see more information about our Materiality Analysis, go to pages 219-220.

GRI STANDARD	DISCLOSURE		EXPLANATION	SDG LINK	UNCG
Tax					
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 219-222 - Stakeholder Engagement – Our Materiality Matrix and How we Engage with our Stakeholders		
GRI 207: Tax 2019	207-1	Approach to tax.	p. 87 - Other information		
	207-2	Tax governance, control, and risk management.	p. 98-99 - Board Committees		
	207-3	Stakeholder engagement and management of concerns related to tax.	p. 219-220 - Stakeholder Engagement – Our Materiality Matrix p. 221-222 – Stakeholder Engagement – How we Engage with our Stakeholders		
	207-4	Country-by-country reporting.	The tax reporting country-by-country is subject to confidentiality constraints.		
Child labor					
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 108 - ETHOSline p. 75 - Respect Human Rights Code of Ethics and Business Conduct Cemex Human Rights Policy		
GRI 408: Child Labor 2016	408-1	Operations and suppliers at significant risk for incidents of child labor	No risks of this kind were identified. At Cemex we are strongly committed to protecting and respecting the rules regarding child labor in every country we operate. Our company policy is to only hire people who are 18 or older. Our selection and hiring process requires the presentation of government-issued identification, as well as a rigorous investigation of the person's information. This process also extends to our contracted labor suppliers. Only in Brazil, it is obliged by law to hire minors for a learning program carried out by the government	8.7, 16.2	5

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GRI STANDARD	DISCLOSURE		EXPLANATION	SDG LINK	UNCG
Forced or compulsory labor					
GRI 3: Material Topics 2021	3-3	Management of material topics	p. 219-220 - Stakeholder Engagement – Our Materiality Matrix p. 108 - ETHOSline p. 75 - Respect Human Rights p. 224- Scope and Boundaries of this Report Code of Ethics and Business Conduct Cemex Human Rights Policy		
GRI 409: Forced or Compulsory Labor 2016	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	In Cemex, no one is forced to perform hazardous tasks against their will or tasks that are detrimental to their health or well-being. We strive for our operations in every country to comply with the local laws and we take measures to prevent workers from falling into debt bondage through company loans. All our employees are free to leave the company anytime and we do not offer any benefit used as a leverage to force labor	8.7	4
Security practices					
GRI 3: Material Topics 2021	3-3	Management of material topics	p. 221-222 – Stakeholder Engagement – How we Engage with our Stakeholders p. 108 - ETHOSline p. 75 - Respect Human Rights		
GRI 410: Security Practices 2016	410-1	Security personnel trained in human rights policies or procedures	Training sessions were conducted with employees regarding policies and procedures related to human rights, harassment and Code of Ethics. Part of this training goes to security personnel as we do not differentiate per type of employee while implementing our Human Rights training program.	16.1	1
Rights of indigenous peoples					
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 108 - ETHOSline p. 75 - Respect Human Rights Cemex Human Rights Policy		
GRI 411: Rights of Indigenous Peoples 2016	411-1	Incidents of violations involving rights of indigenous peoples	We are not aware that any violations involving rights of indigenous people have taken place in our operations.	2.3	1
Local communities					
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 219-222 - Stakeholder Engagement		
GRI 413: Local Communities 2016	413-1	Operations with local community engagement, impact assessments, and development programs	p. 211 - Non-financial information: Social Impact		
	413-2	Operations with significant actual and potential negative impacts on local communities	The company has not identified any operation with significant actual and potential negative impacts on local communities during the reporting year.		
Public policy					
GRI 3: Material Topics 2021	3-3	Management of material topics.	Code of Ethics – p.31 - Political Contributions and activities Code of Ethics and Business Conduct		
GRI 415: Public Policy 2016	415-1	Political contributions	Financial and/or in-kind contributions to political parties, candidates proposed for election, public officials and/or related institutions are to be made in accordance with applicable laws and company policies.	16.5	10

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GRI STANDARD	DISCLOSURE		EXPLANATION	SDG LINK	UNCG
Marketing and labeling					
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 219-222 - Stakeholder Engagement		
GRI 417: Marketing and Labeling 2016	417-1	Requirements for product and service information and labeling	At a local level, we make available to all our customers key information about our products, including key features, applications, safety precautions, information on how to use and store them, components, contents, and other information. The great majority of our products are sold in bulk without labeling or packaging.	12.8	
	417-2	Incidents of non-compliance concerning product and service information and labeling	The company has not identified any material non-compliance with regulations and voluntary codes during the reporting year.	16.3	
	417-3	Incidents of non-compliance concerning marketing communications	The company has not identified any material with regulations and voluntary codes during the reporting year.	16.3	
Customer privacy					
GRI 3: Material Topics 2021	3-3	Management of material topics.	p. 61-64 - Delivering a Superior Customer Experience		
GRI 418: Customer Privacy 2016	418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	The company has not identified any substantiated complaint during the reporting year.		

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SUSTAINABILITY ACCOUNTING STANDARDS BOARD – CONTENT INDEX

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) for the applicable industry-specific requirements.
CM – Construction Materials Industry Standard

SASB CODE	DEFINITIONS	UNITS	REFERENCE
EM-CM-000.A	Production by major product line	Metric ton	p. 3 - CEMEX at a Glance
GREENHOUSE GAS EMISSIONS			
EM-CM-110a.1.	Gross global Scope 1 emissions,	Metric tons (t) CO_2-e	p. 23 - Cemex Accelerated Roadmap Goals Toward Net-Zero p. 211 - Non-Financial Information
EM-CM-110a.1.	Percentage covered under emissions-limiting regulations	Percentage (%)	p. 224 - Scope and Boundaries of this report
EM-CM-110a.2.	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	n/a	p. 19-39 - Future in Action p. 211 - Non-Financial Information
AIR QUALITY			
EM-CM-120a.1.	Air emissions: NOx, SOx, particulate matter (PM10)	ton/year	p. 212 - Non-Financial Information p. 40-41 Air Quality and Environmental Management
ENERGY MANAGEMENT			
EM-CM-130a.1.	Total energy consumed	GWh	p. 22-27 Decarbonizing our operations p. 211-212 - Non-Financial Information
	Percentage grid electricity	Percentage (%)	p. 211-212 - Non-Financial Information
	Percentage alternative	Percentage (%)	
	Percentage renewable	Percentage (%)	

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SASB CODE	DEFINITIONS	UNITS	REFERENCE
WATER MANAGEMENT			
EM-CM-140a.1.	Total fresh water withdrawn	Million m3	p. 212-213 - Non-Financial Information p. 34-35 - Water and Biodiversity
	Percentage recycled	Percentage (%)	
	Percentage in regions with High or Extremely High Baseline Water Stress	Percentage (%)	
WASTE MANAGEMENT			
EM-CM-150a.1.	Amount of waste generated	Thousand tons	p. 212 - Non-Financial Information p. 28-29 Circular Economy
	Percentage hazardous	Percentage (%)	
	Percentage recycled	Percentage (%)	
BIODIVERSITY IMPACTS			
EM-CM-160a.1.,	Description of environmental management policies and practices for active sites	n/a	p. 30-34 - Water and Biodiversity p. 213 - Non-Financial Information
EM-CM-160a.2.	Terrestrial acreage disturbed	n/a	
	Percentage of impacted area restored	Percentage (%)	
WORKFORCE HEALTH & SAFETY			
EM-CM-320a.1.	Total recordable incident rate (TRIR)	Rate	p. 43-47 - Our Health and Safety Commitment p. 209 - Non-Financial Information
PRODUCT INNOVATION			
EM-CM-410a.1.	Percentage of products that qualify for credits in sustainable building design and construction certifications	Percentage (%)	p. 20-21 - Sustainable products and solutions p. 211 - Non-Financial Information
EM-CM-410a.2.	Total addressable market and share of market for products that reduce energy, water, and/or material impacts during usage and/or production	Percentage (%)	

CM – Construction Materials Industry Standard

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TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURE RESPONSE (TCFD)

Governance

Disclose the organization's governance around climate-related risks and opportunities.

a) Describe the board's oversight of climate-related risks and opportunities.

Our Board of Directors is ultimately responsible for supervising the overall operation of our company and is composed of qualified executives who provide appropriate oversight.

Chaired by Rogelio Zambrano, our Board of Directors consists of 12 directors, 9 of whom qualify as independent directors according to criteria specified under the Mexican Securities Markets Law[1]. During 2022, our board met five times to report on a wide range of relevant issues, including sustainability-related concerns and financial strategy, with a board meeting attendance of 100%.

Our Board Committees[2] include the Corporate Practices and Finance Committee, the Audit Committee, and the Sustainability, Climate Action, Social Impact and Diversity Committee, formerly named the Sustainability Committee.

The **Sustainability, Climate Action, Social Impact and Diversity Committee** provides board-level oversight on Climate Action and CO_2 Management Strategy. The members of the Sustainability, Climate Action, Social Impact and Diversity Committee are appointed by our shareholders. The Committee comprised by four members of the Board of Directors, meets four times a year, and is normally briefed by the Executive Vice President for Sustainability, Commercial and Operations Development and the Global Sustainability Vice-president. These briefings include in-depth reviews of previously defined topics as well as unforeseen recent developments that are considered material enough to be brought to the Board's attention or that require guidance from the Sustainability, Climate Action, Social Impact and Diversity Committee. During 2022, the Committee met four times with a meeting attendance of 94%.

1 As of December 31, 2022

2 For more information about these Board-Level Committees, please refer to page 98 in our 2022 Integrated Report.

The board-level **Sustainability, Climate Action, Social Impact and Diversity Committee**[2] responsibilities are:

- Pursuing that sustainable development is embedded in our strategy.
- Supporting our Board of Directors in fulfilling its responsibility to shareholders regarding our company's sustainable growth.
- Evaluating the effectiveness of sustainability programs and initiatives with respect to our 2030 and 2050 targets.
- Assisting our Chief Executive Officer and senior management team regarding the strategic direction on sustainability.
- Identifying the main risks concerning sustainability-related matters and overseeing mitigating actions.

The **President of the Sustainability, Climate Action, Social Impact and Diversity Committee** (formerly, the Sustainability Committee) is the primary responsible for the oversight of the Climate Action Strategy in Cemex and is an independent member of our Board of Directors. As a public company in Mexico and in the U.S., on March 26, 2020, Cemex, S.A.B. de C.V. held an ordinary general shareholders' meeting in which the shareholders for the first time approved the appointment of the members of the Sustainability, Climate Action, Social Impact and Diversity Committee; that is, we have elevated the appointment of the members to be made at the shareholder level instead of at the Board of Directors' level. The responsibilities of the Committee President are set forth in the Committee role; examples of the type of decisions the President makes are the implementation of Cemex's Future in Action program and the revision and resources assurance of the CO_2 Reduction Roadmap initiatives site by site.

Our Future in Action program is our plan going forward that focuses on achieving sustainable excellence through climate action, circularity, and natural resource management with the primary objective of becoming a net-zero CO_2 company. As part of this program,

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Cemex is leveraging on the CO2 Reduction Roadmap, developed and launched across all b) Describe management’s role in assessing and managing climate-related risks and our cement sites to model and assess the carbon mitigation potential that can be seized opportunities. from each installation considering different factors. In 2022, Cemex validated its 2050 net-zero CO2 roadmap and its 2030 decarbonization goals under the Science-Based Targets At the executive level, our CEO and members of our Executive Committee (ExCo) oversee the initiative’s (SBTi) recently announced 1.5şC Scenario, becoming one of the first companies day-to-day operation of our company. They develop, refine, and direct the implementation in the industry to do so. of our business strategy. Through the Climate Council biweekly meetings at the ExCo level, climate-related topics are presented to review progress and performance. To know more about our Future in Action program and CO2 Roadmap, please visit pages 19-39 in our 2022 Integrated Report or go to cemex.com The Executive Vice President Sustainability, Commercial, and Operations Development, reporting directly to the company CEO, is a position in the Executive Committee to oversee the In 2022, the scheduled agenda for the Sustainability, Climate Action, Social Impact and areas of Sustainability, Operations & Technology, Energy, R&D & IP Management, Health & Diversity Committee (formerly the Sustainability Committee) meetings included the following Safety, Procurement, Commercial, and Digital Marketing. climate change related topics: In coordination with the rest of the company, the areas that constitute this Vice Presidency ?Sustainability KPI’s Annual Performance, progress against our 2030 targets and improve-comprise the functions directly related to the Sustainability and Climate Change strategy of ment plan. the company and contribute to the integration and completion of all the climate-related initia- ?Global and Regional Sustainability Risks and Opportunities Agenda Update. tives and programs, for example, our Future in Action Program. ?Climate Action Strategy and environmental management. Speci?cally, the Sustainability function oversees all cross-functions of the company (all business and all departments) and directly manages sustainability topics that are embedded through-The Sustainability, Climate Action, Social Impact and Diversity Committee discussions in out the organization. Without excellent coordination of all these areas, Cemex could not prog-2022 were enriching and led to valuable outcomes related to climate change, such as: Record-breaking CO ress effectively in achieving its internal and external goals. ??2 reduction in the past two years. ?New 2030 goals that include a 47% reduction1 in CO per ton of cementitious material and The responsibilities with respect to climate change include: 2 a commitment to reach 65% consumption of clean electricity by 2030. ?Monitoring the company’s performance in terms of CO2 emissions and related KPIs. ?Science-Based Targets initiative (SBTi) validation of our 2050 net-zero CO2 roadmap and Monitoring of the company’s CO ??2 roadmap implementation and resources assurance for 2030 decarbonization goals under the 1.5ºC scenario. the execution of the reduction initiatives and presentation to the ExCo and Board for ?Scope 3 emissions targets. approval. ?Future in Action program and targets enhancement. ?Coordination of the Future in Action Program. ?Deeper analysis of ESG risks and opportunities—especially climate-related. ?Assessment of climate-related risks and opportunities (responsible for climate-related ?Water Action Plans (WAPs) in all priority sites and ?rst pilot in second priority sites. topics in integrated risk assessment) together with Enterprise Risk Management function. ?Strengthening of biodiversity conservation efforts and the development of a framework ?Climate-related targets de?nition and implementation and sustainability initiatives for to adopt a nature positive approach in our operations. approval by the Executive Committee and Board of Directors. ?Continued focus on disclosure compliance with ESG-related matters. ?Clean electricity strategy. ?Construction of major air emissions online visualization tool. ?Launch of the Green Financing Framework. 1. Compared with the 1990 baseline. CEMEX 2022 INTEGRATED REPORT 246

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Link to remuneration

Cemex has established a consistent set of targets for specific net CO_2 emissions (kg CO_2/ ton of cementitious product) at regional, national, and plant levels, and these are linked to our publicly disclosed 2025 and 2030 targets. These targets are a mandatory part of the performance evaluation for the CEO, Executive Committee members (regional level), Country Managers (business unit level) and are transmitted in a top-bottom approach to the following levels across the organization. As part of this effort, all regional cement operations leaders and cement plant heads, were required to assign at least 20% of their individual performance results weight to their specific CO_2 emissions result as part of their variable compensation. Starting 2022, and to strive for progress of our 2030 target, Cemex's institutional variable compensation plan has an impact that ranges from -10% to +10% in the total cash payout of the annual executive variable compensation of the CEO, the top senior management, and approximately 4,500 employees, eligible for executive variable compensation. During 2022, the variable compensation payment to employees was US$6.9 million.

Internal Carbon Pricing

Since 2020, Cemex designed a methodology to implement an internal carbon price that allows the measurement of the financial performance in each one of our cement plants, reflecting a cost for CO_2 emissions that simulates that all of our sites in the world operate under an emission trading system (ETS) similar to the European Union's ETS. Every year, we update the price of carbon according to the latest projection on the market price in Europe, and is used in all our business units, allowing managers to make operational and investment decisions taking into consideration the impact of CO_2 emissions in their present and future financial performance.


AUDIT COMMITTEE
CORPORATE PRACTICES AND FINANCE COMMITTEE
SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT AND DIVERSITY COMMITTEE
Oversight on Climate Action and CO2 Management Strategy, Social matters and D&I. In-depth assessments as well as unforeseen recent developments considered material are reviewed.
BOARD OF DIRECTORS
Ultimately responsible for supervising the overall operation. Meets five times a year to report on a wide range of relevant issues, including sustainability-related concerns and financial strategy.
CEO
Assist the Chairman to develop, refine and implement Cemex's strategy.
EXECUTIVE COMMITTEE
Climate-related progress and performance is reviewed on a monthly basis and provide feedback and adjustment if required.
EVP SUSTAINABILITY, COMMERCIAL, AND OPERATIONS DEVELOPMENT
This Executive Vice Presidency comprises the functions directly related to the Sustainability and Climate Change strategy and contributes to the integration and completion of all the climate-related initiatives and programs.
OTHER EVP*
REGION PRESIDENTS
GLOBAL SUSTAINABILITY VICEPRESIDENT
REGIONAL SUSTAINABILITY COORDINATORS

*Enterprise Risk Management included in the Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact.

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STRATEGY

Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning where such information is material.

a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.

Cemex's definition of short-, medium-, and long-term horizons is as follows[3]:

SHORT-TERM STRATEGY	MEDIUM-TERM STRATEGY	LONG TERM STRATEGY
0-3 years, based on our 2025 strategy	**3-6 years,** based on our 2030 strategy	**6-35 years,** from 2030 onwards

Cemex identifies and quantifies the impact of the main risks according to the ERM guidelines for risk quantification which were updated in the second half of 2022. These guidelines define five levels of financial risk impact (very low, low, medium, high and very high). "High and very high" impacts are defined as follows:

- 'High impact': affects between 4% and 6% of global EBITDA, and 'Very high impact' affects more than 6% of global EBITDA. These risk impact levels are also defined for our business units based on the EBITDA or OFC each business unit generates in relation to Cemex's global EBITDA;
- The ERM guidelines also define what a 'high and very high' risk impact means for other types of impacts (different to financial impact) like health & safety, operational, reputational, legal & compliance, among others strategic impact dimensions;
- Affects a whole Region, regardless of its financial or strategic impact; or
- As per shareholder or Executive Committee request.

As part of our risk identification process, we evaluate their significance to be included in our risk type assessment. The following is a brief description of some of the main short, medium, and long-term risk types faced by Cemex and mitigation strategies:

RISK TYPE	TIME-HORIZON	DESCRIPTION	EXAMPLE	RESPONSE / MITIGATION EFFORTS
TRANSITION RISKS				
Current regulation	Short	Several Cemex operations are currently subject to climate change-related legislation, including emissions trading systems (European Union, Mexico and California) and taxes (e.g., Colombia, Mexico). Given the significant implications that even small changes to e.g., free allocation to our operations or overall scarcity of allowances can have, it is paramount for Cemex to follow closely current developments and update our risk adjustment and strategy accordingly.	Carbon tax on just liquid and gas (coal and petcoke are excluded) fossil fuels in Colombia is already impacting our operational cost, mainly related to transport. The same happens with the current regulation in Mexico, where all fossil fuels, excluding Natural Gas, are taxed, so this taxation is directly impacting our operational cost.	• Cemex has updated and publicly announced its 2030 target of a 47% reduction in CO_2 per ton of cementitious material, for which it developed a CO_2 roadmap including specific reduction initiatives for each cement site and identifying the resources (CAPEX) and calendar for their implementation. Our 2050 net-zero CO_2 roadmap and its 2030 decarbonization goals have been validated under the Science-Based Targets initiative's (SBTi) recently announced 1.5°C Scenario. • Each region monitors monthly its site-by-site plan to strive to comply with its implementation and resources allocation.
Emerging regulation	Short	Cemex fully supports the implementation of the Paris Agreement and collaborates with governments worldwide to define and implement Nationally Determined Contributions (NDCs). On a quarterly basis, the Cemex "CO_2 Regulation Focus Group", comprised of Public Affairs, Operations, and Sustainability members in each region, shares the insights from this collaboration with governments and identifies any risk in emerging regulations	The trial period for the new Emissions Trading System (ETS) in Mexico has started with a planned duration of three years, and it could have a noticeable impact on our operations. We are in close collaboration with governments through CANACEM (Mexican Cement Association) on the revision of the new ETS regulation during its trial period. The same exercise was done for all countries in our SCA&C region; carbon tax regulation vs. ETS has been analyzed in terms of emissions and economic impact of each scenario, and we evaluate the impact of the potential ETS implementation in Colombia in the next 2-years.	

3 Please note these definitions of short, medium and long-term only apply to this exercise, particularly our assessment of climate-related risks and opportunities, and should not be used for interpreting any other Cemex communication.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G TIME- RISK TYPE DESCRIPTION EXAMPLE HORIZON RESPONSE / MITIGATION EFFORTS TRANSITION RISKS Legal Short Although we are currently not subject to any climate Water scarcity in some areas where we operate is one change-related litigation, the increasing attention and com- example of how the legal proceedings and regulatory mat- ??Cemex’s fourth core business, Urbanization mitment of governments to comply with NDC could evolve in ters are included in the quarterly revision. The control from Solutions, also plays a key role in climate-re-more robust legislation and compliance surveillance, meaning the legal perspective is the strict compliance of each water lated risks mitigation by aiming to generate an increase in litigation or penalties risk. Cemex Central Legal withdrawal permit to avoid any disturbance in the water sustainable alternatives for metropolises department is monitoring on a quarterly basis all “Regulatory layer and a potential legal action derived from it. growth, provide the market with high-effi-Matters and Legal Proceedings” applicable to our company, cient building solutions, and promote circular including all those related to climate change. economy through enhanced waste manage-Reputation Short Currently, the key reputation risks are related to our inves- An example of this kind of reputation risk is “the percep- ment schemes for cities. tors, but in the future, it cannot be ruled out that also tion” the markets could have of the cement sector, as it is Early detection, development, and commer- 2 ??customers will increasingly base their purchasing decisions seen as a big contributor to CO global emissions, so this cialization and/ or partnership with disruptive on our reputation. Cemex is in constant exchange with its could affect our sales (risk) but also create some oppor-stakeholders to understand their views and expectations. tunities (e.g. need to extend the new low carbon products and revolutionary construction projects or This risk is monitored on a regular and coordinated basis by portfolio). We are monitoring this potential risk, by having a companies through Cemex Ventures. the Social Impact, Public Affairs, Sustainability, and Investor constant communication with our customers, and con- ??As the development of emerging technol-Relations areas. The most important channels in the context stantly reviewing the media for potential negative news. ogies is key to meeting our 2050 carbon of climate change are: Additionally, we are actively participating in the cement neutrality ambition for concrete, the role that • Regular stakeholder surveys evaluating our image and associations of the locations where we operate. Cemex plays in different research consor-materiality matrix. • Dialogue with the investment community (e.g., institutional tiums and partnerships, together with the investors, ?nancial and sustainability analysts). outcomes of new-technologies mapping, are • Review of external reports by, e.g., NGOs, authorities, or being monitored on a monthly basis by the media. Cemex Climate Council. This taskforce is a multidisciplinary group with the participation Market Medium The main impact on markets is likely to happen via regula- The low-carbon product demand trend is closely monitored of Sustainability, Operations and Technology, tion. The impact of market developments that are not driven by our commercial department and our R&D in constant R&D, Energy, Supply Chain, and Cemex by regulation is likely to be rather small in the short term, research of innovative solutions. Also, it is assessed and and changes are expected to occur very slowly. Nonetheless, crossed to adapt our facilities to the expected demand (e.g., Ventures. Cemex has identi?ed this as a key topic in the medium run lightweight concrete, ?ber reinforced concrete) and linked to ??Cemex’s R&D is continuously enhancing our as it has the potential to reshape the industry and is inte- building solutions obligations imposed by regulations (e.g., solutions portfolio based on the increas-grating it into its CO2 strategy. Types of market trends that adaptation of existing buildings to energy efficiency obliga- ing demand for more sustainable products. are likely to become relevant in the medium term include tions in a local/country basis). A recent example is Vertua®, a family of demand for low-carbon products or products for better products with sustainable attributes that energy efficiency of buildings, as it is now being pursued, for instance, in the EU Taxonomy. Low carbon products or started with a range of concrete with a low high-efficiency products demand is closely monitored by our or neutral CO2 footprint launched in 2020 and commercial department and our R&D in constant research of extended to all Cemex geographies in 2021. innovative solutions. CEMEX 2022 INTEGRATED REPORT 249

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RISK TYPE	TIME-HORIZON	DESCRIPTION	EXAMPLE
TRANSITION RISKS			
Technology	Long	Technology is a key lever for Cemex to becoming a net-zero CO_2 company by 2050. Cemex has an R&D department evaluating and assessing new climate-change technologies (proprietary or external) and a dedicated multidisciplinary team to evaluate new technologies in the market. Some of the R&D includes new products such as low-CO_2 clinker and new technologies projects on Carbon Capture. Cemex usually works under the H2020 EU scheme and new EU Innovation Fund, and is also collaborating with NPC in the U.S. in Carbon Capture, Utilization and Storage (CCUS) technologies, which can help us to manage transition risks. The technology is considered a risk in some installations where not implementing new technologies could result in a non-profitable operation.	Cemex is involved in the design and development stage of EU-funded projects like LEILAC project, ABSALT, CO2OLHEAT, and eCOCO2, among others, and California and Texas plants were granted with two DOE funds to execute a feasibility study on Carbon Capture, one with membranes and other one with amines.
PHYSICAL RISKS			
Acute physical	Short	The assessment of acute physical climate risks, mainly extreme weather events such as tropical cyclones, is a constant task in our Enterprise Risk Management (ERM) system. This includes both the updating of local emergency plans as well as the collaboration with the insurer to understand the potential changes in insured risks.	Our Business Continuity & Crisis Management (BC&CM) program part of the ERM system, includes trainings, protocols, and drills to protect our people, our surroundings, and our operations The program enables proactive and effective risk management response during a disruptive event by assisting business units. All areas with natural-disaster high occurrence probability are identified, and the impacts are assessed in terms of production losses and reconstruction cost.
Chronic physical	Medium	Cemex operates a number of terminals and also plants directly on the coast, where chronic physical risks such as rising sea levels could impact our operations continuity, so this physical risk could become a medium-term problem for the company. Another example of chronic physical risk being monitored is the water scarcity in the areas where we operate, to strive for the operation continuity.	To assess the impact of the water scarcity chronic physical risk, we evaluate the cost increase associated to other water sources or production losses.

RESPONSE / MITIGATION EFFORTS

- To mitigate reputational risk, Cemex is actively involved in industry associations, including the Global Cement and Concrete Association (GCCA), from which concrete is promoted as a suitable building material to cope with climate change. We believe that concrete can play a critical role in making cities sustainable and resilient, as it is the most durable and disaster-resistant among all construction materials.
- To mitigate acute physical risks, Cemex has a Business Continuity & Crisis Management (BC&CM) program that is a fundamental part of the Enterprise Risk Management ERM system. BC&CM's protocols have shown to be key to respond to unexpected and operational risks with potential to disrupt business continuity. The program enables proactive and effective risk management response during a disruptive event by assisting business units (BUs) in safeguarding life, acting responsibly, and recovering business promptly, and therefore, reduce aiming to reduce recovery time, cost of disruptions, legal and financial exposures and ultimately, turn crisis into opportunities.
- To mitigate the impact of the water stress risk, we executed a detailed assessment in all our sites to identify potential water scarcity using the World Resources Institute Aqueduct tools. Based on the resulting map, we have set a 2030 target to implement a Water Action Plan (WAP) in all those priority sites where high-risk water stress was identified. Additionally, we developed water stress scenarios mapping for 2030 and 2040, and during 2021 we implemented 2030 targets for freshwater withdrawals reduction in our cement, aggregates and ready-mix businesses.

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After evaluating the different types of risks and opportunities, we perform a prioritization process according to their potential financial impact. In the following tables we provide a more detailed description of some of these specific risks and opportunities.

CLIMATE-RELATED RISKS	DESCRIPTION
RISK TYPE: Current regulation **PRIMARY CLIMATE-RELATED RISK DRIVER:** Carbon pricing mechanisms **TIME HORIZON:** Short-term **MAGNITUDE OF IMPACT:** High **PRIMARY POTENTIAL FINANCIAL IMPACT:** Increased direct costs **LIKELIHOOD:** Likely	Cemex supports carbon pricing, particularly in the form of cap-and-trade, as the most effective and efficient means to combat climate change. However, it is essential that a pricing system is well designed, maintaining fair competition preserving both the industry and the climate effects if a carbon-leakage occurs; competition does not refer only to regulated and unregulated geographies, but also among potential substitute products (e.g., concrete vs. asphalt, timber or steel). Cemex evaluates the risk of the transition to a carbon pricing regulation in those countries with a regulation already in place that could possibly evolve to a next phase/taxation scheme or those with an announced new regulation in the short-term. The facilities are (1) California (one cement plant within the scope) with a CCA carbon price average (2022-2030) of 45 USD/t. (2) All EU cement Operations (EUA 2022: 81.2 EUR/t - EUA 2030: 142 EUR/t - 2050: 200 EUR/t; UKA 2022: 79.1 GBP/ton - 2030 and 2050 aligned with EUA prices). (3) Colombia: tax on liquid and gas fossil fuels (Carbon tax Colombia 2022: 18,829 COP/ ton of CO_2 contained in liquid and gas fuels (e.g., gasoline: 169 COP/gallon). (4) Mexico: tax on fossil fuels in place (Petcoke tax 2022: 21.8784 MXN/petcoke ton; 2023: 23.5827 MXN/petcoke ton) (). (5) Other geographies are monitored quarterly in the "CO_2 Regulation focus Group" meetings to determine their middle-term impact. To mitigate the impact of increasing the operating cost derived from strengthening the GHG (CO_2) regulation and increasing the GHG pricing, in Cemex, we have our cement plant-by-plant CO_2 Roadmap, which includes all the initiatives to reduce CO_2 and needed to accomplish our 2030 targets. We have identified, evaluated, and prioritized close to 300 initiatives to be executed during this decade. Besides, Cemex also actively participates in developing CCUS (Carbon Capture Utilization and Storage) technologies as a long-term solution in an open collaboration platform.
RISK TYPE: Acute physical **PRIMARY CLIMATE-RELATED RISK DRIVER:** Increased severity and frequency of extreme weather events such as cyclones and floods **TIME HORIZON:** Short-term **MAGNITUDE OF IMPACT:** Medium-high **PRIMARY POTENTIAL FINANCIAL IMPACT:** Increased capital expenditures **LIKELIHOOD:** About as likely as not	Increased frequency and strength of tropical cyclones (and other extreme storms) can cause direct damage to our operations. All the operations are assessed by FM Global, our global insurer, and the Cemex Technical team under the Loss-Prevention Program (LPP). Derived from this assessment, we get the "Loss Expectancies-Property Damage," the "Loss Expectancies-Time Element," and the "remediation cost" to eliminate or mitigate the risk of physical damage due to an acute or chronic climate-related event. The "Loss Expectancies-Property Damage" evaluates the cost of the physical damage to equipment or infrastructure. The" Loss Expectancies-Time Element" evaluates the production loss and the cost derived from the activities to restore the original production. The Loss Expectancies are evaluated with the "total financial loss model" developed by FM Global, which effectively calculates the true value of resilience. The probability of occurrence of these natural hazards (flooding, windstorms) in a site is evaluated with the help of several proprietary maps of windstorm, flooding, and others available like seismic, wildfires, etc., built on information from the NASA, Research Centers, Universities, and other governmental, local sources mainly in the U.S. Additionally, to manage the physical risks (mainly for disruptive risks) Cemex takes a structured and homogeneous approach worldwide, through our Business Continuity & Crisis Management (BC&CM), as explained above.
RISK TYPE: Acute physical **PRIMARY CLIMATE-RELATED RISK DRIVER:** Increased severity and frequency of extreme weather events such as cyclones and floods **TIME HORIZON:** Medium-term **MAGNITUDE OF IMPACT:** Medium-high **PRIMARY POTENTIAL FINANCIAL IMPACT:** Decreased revenues due to reduced production capacity **LIKELIHOOD:** About as likely as not	Increased frequency and strength of tropical cyclones (as well as other extreme storms) can also cause loss of production in our operations due to the time to recover the plant to its original production before the event. As commented above, all the operations are assessed by FM Global, our global insurer, and the Cemex Technical team to calculate the "Loss Expectancies-Time Element" and the "remediation cost" to eliminate or mitigate the risk of production loss due to an acute or chronic climate-related event, as extreme climate events can disrupt the supply of crucial inputs and product outputs. "The Loss Expectancies-Time Element," evaluated with the "total financial loss model," provides an estimation of the loss of production together with the cost expended during the time to recover the plant to its production levels prior to the event. Additionally, we have our BC&CMs to manage physical risks.

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CLIMATE-RELATED OPPORTUNITIES	DESCRIPTION
OPPORTUNITY TYPE: Products and services PRIMARY CLIMATE-RELATED OPPORTUNITY DRIVER: Development of new products or services through R&D and innovation TIME HORIZON: Short-term MAGNITUDE OF IMPACT: Medium PRIMARY POTENTIAL FINANCIAL IMPACT: Increased revenues resulting from increased demand for products and services LIKELIHOOD: Likely	Cemex believes that concrete products, due to its versatility and robustness to build resilient infrastructure, can help combat and prevent the detrimental consequences of climate change by protecting people, property, and the environment, by providing the level of climate-proofing that could become mandatory as national building codes are revised to cope with more extreme weather events. Additionally, in the Net-Zero by 2050 published by IEA, they recognized that when economies are developing, per capita cement and other materials demand tends to rise; during the last two decades, cement growth its demand by 2.4-times in response to global economic and population expansion. They also mention that an increase in demand is foreseen for cement as it is required to build additional transport infrastructure (roads, cycles, cars, and trucks) and energy infrastructure, e.g., power plants and wind turbines to adapt to new net-zero CO_2 Scenarios. As Cemex has a high presence in markets in developing countries (South-Central America and the Caribbean, Mexico, Philippines, Egypt..), it is likely that the demand for concrete products increases first to attend the societal growth needs and then due to the need of adapting buildings and infrastructure to expected climate change effects, mainly in those geographies most exposed to extreme weather events, in our specific case Southern U.S., Latin America, and South-East Asia. The strategy to realize the opportunity for increasing the concrete demand to respond to societal needs quickly and affordably is to promote the benefit of innovative products and technologies. Through Urbanization Solutions, Cemex capitalizes on its expertise in building materials to offer complementary solutions to solve the most pressing societal needs: resilient buildings and infrastructure appropriate for disaster relief, energy efficiency, and affordability.
OPPORTUNITY TYPE: Products and services PRIMARY CLIMATE-RELATED OPPORTUNITY DRIVER: Development and/or expansion of low emission goods and services TIME HORIZON: Short-Medium term MAGNITUDE OF IMPACT: High PRIMARY POTENTIAL FINANCIAL IMPACT: Increased revenues through access to new and emerging markets LIKELIHOOD: Likely	Several studies have concluded that buildings are responsible for around 40% of global energy consumption and a similar percentage of GHG emissions. Therefore, it is crucial that the energy efficiency of buildings be improved, and the most likely way to achieve this is via more stringent energy efficiency standards for buildings. This could open several opportunities for Cemex: • Significantly lowering the total energy consumption of buildings and helping to design the "sustainable cities of the future" could most likely require an increased replacement or refurbishment of existing buildings, which means more construction activity. • It is widely recognized that concrete's thermal properties make it an excellent structural material for energy-efficient buildings in both cold and hot climates, implying that the consumption of concrete per unit is likely to increase under more stringent efficiency standards. • More stringent building codes are likely to foster the development of new materials and constructive solutions; this could give innovative companies like Cemex a competitive edge and could allow for higher margins on these already existing and new higher performance products being developed. Cemex has also seen an increase in the demand for low-carbon products across different regions, as is the case of Vertua® lower carbon family of products, and other products with other sustainable attributes, like energy efficiency, water conservation, recycled materials and design optimization.

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CLIMATE-RELATED OPPORTUNITIES	DESCRIPTION
OPPORTUNITY TYPE: Energy source PRIMARY CLIMATE-RELATED OPPORTUNITY DRIVER: Use of lower-emission sources of energy TIME HORIZON: Medium-Long term MAGNITUDE OF IMPACT: Medium PRIMARY POTENTIAL FINANCIAL IMPACT: Reduced direct costs LIKELIHOOD: Very likely	Both the environment and Cemex's revenues can benefit from co-processing if the right waste management regulation is in place. It could enable the development of a profitable waste management business by, for instance, imposing taxes and bans on landfills. This could lead to an increase in the availability of alternative fuels at a lower cost and reduce CO_2 emissions. The benefits of co-processing (switching from conventional fossil fuels to Alternative Fuels, mainly RDF (Refuse Derived Fuels)) are sometimes not widely understood in our areas of influence, especially in those regions with a lack of or low regulatory enforcement, like Latin America, Asia, and Africa and some areas in the USA, which are precisely the Cemex markets that are expected to be most positively impacted, as they are the ones with more opportunity to increase the Alternative Fuels rates at a lower fuel cost. Our operations in countries like Germany, where the waste directive and the appropriate economic instruments to develop profitable waste management business are fully in place, reach year over year alternative fuel substitution rates of 75%-80%, while Cemex 2022 average was 35%. To realize the opportunity to increase the use of lower-emissions sources of energy in our kilns, Cemex launched Regenera, a new business unit focused on circularity services. Regenera offers waste management solutions to private and public sectors, which include the reception, management, recycling, and coprocessing of different kinds of waste. The subsequent integration of processed waste into the cement and concrete manufacturing processes decreases the need for natural raw materials and fossil fuels for cement production. Additionally, we have other lines of action: (1) Contact the Local/Regional/National administrations to promote the implementation of the proper regulation. (2) We also promote co-processing in our communities and with our main stakeholders.

For further information related to our risks and opportunities, please refer to our CDP response, section C2. As soon as available, we expect to upload our CDP response with 2022 information to our company website.



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b) Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning.

The influence by area of climate-related risks and opportunities in Cemex's business and strategy is presented below, alongside some cases that exemplify situations the company faced and how these were solved.

Products and Services

Climate-related risks and mainly opportunities have already adapted our short-term strategy to commercialize products that support the low-carbon transition and value-added products globally. Cement and concrete already provide several important characteristics for a low-carbon transition, such as longevity, resistance, wide availability, etc. Nonetheless, there is still a significant potential for further developments to, e.g., decrease its embodied carbon, improve the insulating properties of concrete, further increase its strength, or implement smart functions to increase maintenance intervals and technical lifetimes. As one of the industry leaders, Cemex aims to continue to be at the forefront of these developments with the help of our R&D department. Our Vertua® products, our lower-carbon and industry-first net zero concrete as well as lower-carbon cement, and other products with sustainability attributes like energy efficiency, resource efficiency, among others, were rapidly adopted by our customers across our geographies. To know more about our sustainable products and solutions, please visit pages 20-21 in our 2022 Integrated Report.

SITUATION	Cemex observed demand for lower-carbon products mainly in Europe and other countries like Colombia.
TASK	Cemex aimed to offer a new lower-carbon range of concrete products to the market.
ACTION	In 2019, R&D developed an innovative geopolymer-based concrete achieving a footprint reduction of up to 70% compared to traditional structural concrete. The new product results from intensive research, becoming the first product available on the market. With the geopolymer-based concrete, Vertua® Ultra Zero, we developed Vertua® Classic and Vertua® Plus, reducing the emissions by 30% and 50%, respectively. Cemex also offers the customer the compensation of the remaining emissions, partnering with Natural Capital Partners in Europe and getting a Carbon Neutral Product certification.
RESULT	In early 2020 we successfully launched to the market the Vertua® lower-carbon concrete range, first in France, and then we rolled it out to UK, Germany, and Colombia. In 2022, decided to extend the scope of Vertua® to include products and solutions developed by Cemex and with selected sustainability attributes already available in our portfolio. To this end we have set the goal of achieving 50% of Vertua® cement and ready-mix sales by 2025 sales.

Supply chain and/or value chain

Climate Change plays an increasingly important role in selecting suppliers, particularly for electrical energy, impacting our short- and medium-term strategies. As a result, we have been reducing our scope 2 emissions for more than a decade by sourcing electricity from renewable sources, getting 33% of our cement operations electricity consumption from clean sources in 2022. The most prominent example was the development of the Eurus and Ventika I and II wind farms in Mexico with a combined capacity of more than 500 MW. In 2022 we enhanced our commitment by setting a target of 65% of the electricity coming from clean energy sources in cement in 2030. Additionally, we are also working on reducing our transport and logistics emissions through piloting electric vehicles into our ready-mix fleet, using renewable diesel, and implementing electromobility solutions. Please visit page 26 of our Integrated Report for more information about these efforts.

SITUATION	Cemex analyzed the cement electricity supplies in late 2018 and evaluated the options to reduce our intensity and the cost-effectiveness of the alternatives.
TASK	In 2022, we updated our clean power target for 2030 and designed a low-carbon transition plan for scope 2. Our goal, having a 65% in clean energy consumption in cement production, has been validated by SBTi.
ACTION	Cemex UK renewed its contract with Engie to supply 100% from renewable sources and Cemex Poland signed a contract to supply its operations with renewable power.
RESULT	Since this contract in the UK started in late 2018, we have reduced our CO_2 emissions by over 100,000 tons/year. In June 2021, this partnership was extended for three more years. In Poland, the operations have reduced their CO_2 emissions by around 200,000 tons/year thanks to this renewable energy supply.

Investment in R&D

Cemex is committed to achieve net-zero CO_2 emissions across the company by 2050, so the R&D investment is a key player in our short, mid and long-term strategies for all our cement and concrete operations worldwide.

According to different studies, like the IEA-CSI Technology Roadmap 2018 and IEA Net-Zero by 2050, one of the major contributors to our emissions reduction to achieve carbon neutrality will be the capture and storage or utilization of CO_2 emitted from our processes. The role and relevance of Cemex's Global R&D department is now essential, as well as the participation of Cemex Ventures in the research of low-carbon solutions offered by companies and start-ups, like the agreement we signed with Carbon Clean, a global leader in low-cost CO_2 amine-based capture technology. Besides, Cemex launched in late 2019 a "CO_2 Task Force" focus

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group involving Operations, R&D, Sustainability, Cemex Ventures, Logistics, Energy, and regional representatives to streamline the analysis and participation in the further research. As a result, Cemex is now participating in more than 170 innovation projects and aims to build a demonstration pilot in seven of our facilities. To know more about our engagement in these innovation projects, please visit pages 35-38 in our 2022 Integrated Report.

Operations

Under the umbrella of our Future in Action program, Cemex elaborated a very comprehensive low carbon transition plan for a short and medium-term time horizon. We developed a detailed roadmap site by site with specific actions to achieve our 2030 Scope 1 and 2 targets by implementing different technical measures like increasing the use of Alternative Fuels, particularly biomass, upgrading inefficient technology assets like our new kiln in Poland, increasing the use of clinker substitutes or changing portfolio products to more added cements mainly in SCA&C (South-Central America and the Caribbean), Mexico and US, where the swap to Type I-L cements has been deployed during the past three years. We also adopted some organizational measures such as awareness-raising, monitoring and reporting of emissions, and extensive use of our proprietary carbon footprint tool. To reinforce this commitment, all the operations are set an annual emissions reduction goal linked to their remuneration and since 2022, and to aiming for progress of our 2030 targets, Cemex's institutional variable compensation plan has an impact that range from -10% to +10% in the total cash payout of the annual executive variable compensation of the Chief Executive Officer, the top senior management, and approximately 4,500 employees, eligible for executive variable compensation.



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COMPANY OVERVIEW HOW WE CREATE VALUE ENVIRONMENTAL EXCELLENCE ENGAGING OUR STAKEHOLDERS FINANCIAL PERFORMANCE GOVERNANCE PERFORMANCE IN DETAIL APPENDIX E S G Influence on different areas of financial planning: INFLUENCED FINANCIAL DESCRIPTION PLANNING ELEMENT Revenues are mainly affected by the increase in sales expected for the new resilient and low carbon products. The impact on our revenues has already been noted. However, we notice that as soon as our customers understand the magnitude and importance of having a lower carbon footprint and product life cycle assessment, the Revenues opportunity could be even more significant. Therefore, our R&D is constantly adapting our product portfolio to meet customer and society needs. To factor these opportunities into our financial planning process, we consider that this product has a medium magnitude impact. We estimate the sales increase expected annually and calculate the associated revenues. The operating cost (direct and indirect) is already being impacted by changes in regulations that increase operating production costs, mainly in European cement operations and in California. We include this operating cost increase effect within the OCF (Operating Cash Flow) forecast in the short term (5 Year Business Plan) and moreover, considering the OCF impact in the middle term by simulating the already known rules of Phase IV (in EU and California) and also the mitigation actions we are carrying Direct and indirect costs out to reduce the impact (CO2 Roadmap). Another impact in the financial planning costs is the Alternative Fuels strategy when the price lowers or is expected to lower. We find new alternative fuel opportunities in very specific areas (UK) with a 5% cost decrease compared to previous contracts. The impact of this lever is still low, and it is just affecting some EU operations (mainly UK and Poland), but we are including the potential effect in the middle term ?financial planning process (5 Year Business Plan, which is updated annually and every time a relevant change arises). Capital allocation and expenditures have an important role for all identified risks and all identified opportunities, so it is factored within our ?financial planning process with a high impact. While climate change-related risks and opportunities are relevant for all kinds of capital, the main areas where they factor into the Cemex planning process are the following: ??Financial capital: systematic consideration of costs induced by GHG regulation (e.g., taxes, the cost for purchase of allowances) in the evaluation of investment projects; general stress testing of our mid-term ?financial planning by applying an internal carbon price according to the latest projection on the market price in Europe per metric Capital allocation and expenditures ton of CO2 (average price) and a sensitivity analysis with different prices to evaluate the robustness of the investment. ??Human Capital: Increasingly stronger focus on climate change-related topics, e.g., R&D into low-carbon technologies and products; further development of climate management and related processes; investigation of the life-cycle impact of our products and services; transparent communication around the company’s carbon strategy, performance, and advantages of our products and services. ??Natural Capital: evaluation of mineral deposits for raw materials for low-carbon products; evaluation of projects to grow biomass as an alternative fuel; evaluation of carbon offset generation. All climate-related risks and opportunities are systematically integrated into the evaluation of acquisitions and divestments. The results depend on the size of the transaction but may range from low impact to be a substantial part of the overall value; as a systematic approach, the climate-related risk is always considered in our acquisition and divestment planning process, factored with a high impact magnitude. For instance, we announced the temporary closing of two operations in Spain in 2018 and one in Acquisitions and divestments the UK in 2020. One of the drivers to take this decision was the higher specific emissions of these operations, as there was a production cost increase expected there in the long term. An example of the impact is that our climate change/low carbon investment increased by more than 25%, and it is planned to increase much more in the coming years, as it is considered in our “CO2 Roadmap”. The access to capital is an opportunity that is already affecting our operations with a medium impact, and we have foreseen a potential to become a high impact risk. Investors, particularly institutional ones, increasingly consider climate-related risks and opportunities in the evaluation of their portfolios. Cemex maintains an open and transparent dialogue with all interested investors, informing them about the company’s strategy and performance. Besides, during 2022, Cemex launched the Green Access to capital Financing Framework, the first of its kind in the building materials sector and it increases the reach of the Sustainability-linked Framework, launched in 2021 and aligns our corporate sustainability commitments to our financial strategy as part of our Future in Action Program. Additionally, we get subsidies in the context of the EU “Innovation Funds” to support our new R&D technologies, and we were granted too with DOE (US) funding for innovation. 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c) Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

Cemex assesses the resilience of its medium and long-term climate strategy with different climate scenarios. Up to 2020, we used as reference the RCP-IPCC (RCP 6.0, RCP 4.5); the 2DS (IEA-CSI Cement Low-Carbon Technology Roadmap 2018); and B2DS of the IEA-Energy Technology Perspectives 2017 (ETP2017) climate-related scenarios.

In early 2021, we updated the reference scenarios to the latest ones developed by IEA, the World Energy Outlook 2020, and revisited them in October 2021, when the World Energy Outlook 2021 was published and the underlying assumptions on macro-drivers, policies and techno-economic inputs were adjusted.

The new scenarios included in the evaluation of our strategy resiliency are the Stated Policies Scenario (STEPS), the Sustainable Development Scenario, and the Net Zero emissions by 2050 Scenario (NZE).

The worst-case temperature scenario is now the STEPS, which does not take for granted that governments could reach all announced goals. Instead, it takes a granular sector-by-sector look, considering not only existing policies but also of those that are under development, like the "Fit for 55" package. The SDS and NZE are also considered to evaluate the resiliency of our strategy, as more restrictive transitional scenarios.

SCENARIO NAME	STATED POLICIES	SUSTAINABLE DEVELOPMENT	NET ZERO EMISSIONS BY 2050
Short name - external reference scenario	STEPS	SDS	NZE
Temperature range (2030-2050-2100): (Confidence level: 50%)	(1.5°C - 2°C - 2.6°C)	(1.5°C - 1.7°C - 1.6°C)	(1.5°C - 1.5°C - 1.4°C)
Reference temperature scenario	> 2°C Scenario/ RCP 4.5[1]	Well Below 2°C/ RCP 2.6[1]	Net-Zero emissions by 2050 - 1.5°C/ RCP 1.9[1]
Source	IEA - Energy Outlook 2021/ IPCC 5th Assessment Report[1]	IEA - Energy Outlook 2021/ IPCC 5th Assessment Report[1]	IEA - Energy Outlook 2021/ IPCC 5th Assessment Report[1]
RELEVANT UNDERLYING ASSUMPTIONS			
Industry policies and incentives to technology development	Different measures depending on the geography. EU: New Industrial Strategy and country-level spending on green industry pilots, circular economy and hydrogen. U.S.: Investments from a Department of Energy program to decarbonize manufacturing. LATAM: No incentives, except in Brazil.	In all geographies, policies to support increasing deployment of CCUS and hydrogen, to support circular economy, enhanced minimum energy performance standards by 2025 for electric motors and mandatory energy audits.	Relies on a much more rapid pace of technology innovation than has typically been achieved in the past and at a competitive cost. Most new clean technologies in heavy industry demonstrated at scale in 2030 and more than 90% of heavy industrial production is low emissions in 2050.
Building sector policies	Different measures depending on the geography. EU: Country-level incentives for renovation and appliance upgrades, new building codes, and clean heating incentives and investment. Egypt: minimum performance standards for incandescent lamps. U.S.: Updated minimum energy performance standards. LATAM: no building policies in place but for Argentina.	Mandatory energy conservation building codes, including net-zero emissions requirement for all new buildings by 2030 at the latest.	Universal energy access and all new buildings are zero carbon-ready and 85% of all buildings are zero carbon-ready in 2050.
Carbon price (IEA reference) USD/ton	EU: 2030: 65 / 2040: 75 / 2050:90 Colombia, Mexico: 2030: 15 / 2040: 20 / 2050: 30 US: Price only in California.	Advanced economies: 2030: 120 / 2040: 170 / 2050: 200 Colombia and Mexico with NZ pledge: 2030: 40 / 2040: 110 2050: 160	Advanced economies: 2030: 130 / 2040: 205 / 2050: 250 Developing economies: 2030:15 / 2040: 35 / 2050: 55
Cement demand and demand of low carbon products	CAAGR: +0.7 in 2030 and -0.2 in 2050 Lower-carbon products demand increase +0.1	CAAGR: +0.7 in 2030 and -0.4 in 2050 Lower-carbon products demand increase +0.2	CAAGR: -0.20 in 2030 and -0.3 in 2050 Lower-carbon products demand increase +0.5

1 The corresponding RCP (Representative Concentration Pathways) scenarios of the IPCC 5th Assessment Report have been used for physical risk assessment of each transition scenario.

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SCENARIO NAME	STATED POLICIES		SUSTAINABLE DEVELOPMENT		NET ZERO EMISSIONS BY 2050	
Short name - external reference scenario	STEPS		SDS		NZE	
STRATEGY EFFECTIVENESS: RISKS AND OPPORTUNITIES						
RISKS	PROBABILITY (LOW / MED / HIGH)	IMPACT (LOW / MED / HIGH)	PROBABILITY (LOW / MED / HIGH)	IMPACT (LOW / MED / HIGH)	PROBABILITY (LOW / MED / HIGH)	IMPACT (LOW / MED / HIGH)
Reduced market demand for higher-carbon products/ commodities	LOW	LOW	MED	MED	HIGH	MED
Physical: Increased business interruption and damage across operations and supply chains with consequences for input costs, revenues, asset values, and insurance claims	HIGH	MED	MED	LOW	LOW	LOW
Increased input/operating costs for high carbon activities under regulated markets (even threats to securing license to operate)	LOW	LOW	HIGH	LOW	HIGH	LOW
Risk of stranded assets: plants that cannot be easily upgraded and close to end of their lifetime	MED	LOW	MED	MED	HIGH	MED
OPPORTUNITIES						
Increased demand for energy-efficient, lower-carbon products and services	LOW	MED	HIGH	MED	HIGH	HIGH
New technologies available at competitive cost that disrupt markets	LOW	MED	MED	MED	HIGH	HIGH
Access to competitive energy sources (AF cost)	LOW	LOW	MED	MED	MED	HIGH
Opportunity to enhance reputation and brand value	HIGH	HIGH	HIGH	HIGH	HIGH	HIGH

Impact for the risk refers to the company's exposure to the specific risk.

Impact for the opportunity is the capitalization the company can have on the opportunity.

The results of the analysis confirm that Cemex's carbon strategy is in general robust. Cemex is aware that climate action is the biggest challenge of our times. With the Future in Action program, we remain committed to becoming a net-zero CO_2 company by 2050. We will provide greener products and services for a more sustainable and circular world.

- We will continue working to achieve 2030 target of reducing our net specific CO_2 emissions by 47% compared to our 1990 baseline; mid-term performance validation to guarantee achievement.
- In 2022, Cemex validated its 2050 net-zero CO_2 roadmap and its 2030 decarbonization goals under the Science-Based Targets initiative's (SBTi) recently announced 1.5°C Scenario.
- Also, Cemex expects to continue investing in research and development to deliver innovative building materials and solutions to build climate-smart urban projects, sustainable buildings, and climate-resilient infrastructures, while capitalizing on CX Ventures, Urbanization Solutions, and strategic partnerships.
- We remain committed to identifying and investing in new technologies needed to achieve our 2050 target, and we expect it will be strengthened in the most carbon-constrained scenarios.

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COMPANY OVERVIEWHOW WE CREATE VALUEENVIRONMENTAL EXCELLENCEENGAGING OUR STAKEHOLDERSFINANCIAL PERFORMANCEGOVERNANCEPERFORMANCE IN DETAILAPPENDIX E S G Risk Management other countries, there is a short-term plan to implement a new carbon regulation (e.g., Mexico); and in some countries, there is no short-term risk, but a medium or long-term is a) Describe the organization’s processes for identifying and assessing climate-related risks. considered. b) Describe the organization’s processes for managing climate-related risks. 2. Risk Assessment: the ?nancial impact of the transitional risk is evaluated in terms of CO2 and cost, and the goal is to minimize this impact. c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management. 3. Risk Discussion: Cemex launched Future in Action to address climate action and has developed the cement site-by-site plan “Cemex CO2 Roadmap”, to identify and list all of Cemex’s Risk Management Process the carbon reduction initiatives speci?c for each site regardless of carbon regulation in At Cemex, identifying, assessing, discussing, mitigating, and monitoring risks and opportunities place. The plan has to be tracked, and the resources ensured for full implementation. is part of the Enterprise Risk Management (ERM) system, an integral process that considers all 4. Risk Mitigation: the result of the action is that, after the implementation of all the identi-types of potential risks and opportunities, including climate-related ones that could impact the fied initiatives, the financial impact can be significantly reduced by close to -20%. company’s strategic objectives. The Enterprise Risk Management (ERM) and the Sustainability functions have primary responsibility for conducting this process. The following is an example of how the described process is applied to a physical risk, which Our ERM system is established at country, regional and global levels following a ‘bottom-up’ is the increase of extreme storm events that can disrupt the supply of crucial inputs. and ‘top-down’ strategy that allows information flow across the organization and supports 1. Risk Identi?cation: Increased frequency and strength of tropical storms and hurricanes better and informed decision making. An Enterprise Risk & Opportunity Agenda is developed can cause a disruption in supply to our operations. The ERM function selects those operat least twice a year and it is presented the Executive Committee and the Board of Directors ations with a higher probability of an extreme event happening, based mainly on historical for its insight and approval. This agenda includes Sustainability, ESG, and climate-related risks events derived from climate change patterns. and opportunities also managed within the ERM system. A sustainability specialist focuses on regulatory and other risks (such as reputational or mar- 2. Risk Assessment: The physical risk is evaluated to identify all potential impacts that could ket), whereas physical risks related to climate change (e.g., increased probability of ?ooding, limit Cemex from achieving strategic objectives. potential interruptions of the supply chain) are covered by regional and local representatives. 3. Risk Discussion: To manage the risk, the ERM function takes a structured and homo-In addition, the Sustainability expert in the ERM network collaborates with regional and local geneous global approach by implementing a Business Continuity & Crisis Management sustainability staff to monitor and analyze corresponding developments. (BC&CM) to minimize the potential impact of a disruptive event in our businesses. Under Through its Sustainability, Climate Action, Social Impact and Diversity Committee, the Board of the scope of the BC&CM, a business recovery plan is implemented in each identi?ed site, Directors oversees and discusses in detail the climate-related risks and opportunities previ- and it enables the continuity and recovery of operations. ERM develops recovery strategies ously identi?ed in the Global Risk Agenda. These risks and opportunities are included in the for PREPSI (People, Resources, Equipment, Premises, Suppliers, and Information). The loss Sustainability Risk & Opportunity Agenda. of PREPSI is considered in two stages: operational continuity (by temporarily continuing to provide the goods or services agreed with our customers) and a return to business as The following is an example of how this process is applied to a transitional risk. One of the most usual (recovering business back to normal levels of operation). important risks identi?ed is the transition to a new or an update of the carbon regulation. 4. Risk Mitigation: The result of the implementation of BC&CMP is the reduction of the 1. Risk Identi?cation: Sustainability and ERM monitor the status of each country in regard impact of an extreme event, as we decrease the recovery time of the affected operation to carbon regulation. Different situations exist: some countries are already regulated, by, for instance, increasing the supplies inventories or identifying a backup supply. and the regulation could evolve in the short-term (e.g., European Union and California); in CEMEX 2022 INTEGRATED REPORT 259

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The Risk Management Process at Cemex

Our risk management process is an ongoing systematic approach present in corporate, regions, countries, and operational business units. It is a proactive, preventive, and corrective approach to address all potential risks and identify opportunities. There is a full coordination with Sustainability and the climate action strategy of the company.

Our risk management process adheres to international best practices from the Risk Management Society (RIMS) and Business Continuity Institute (BCI), and is compliant with ISO 31000:2018-Risk management standards and ISO 22300:2018-Business continuity management systems.

RISK & OPPORTUNITIES MANAGEMENT PROCESS


Identification
Following a bottom-up and a top-down strategy, we employ risk interviews, online risk surveys, risk workshops, and external experts' insights, among other techniques, to identify strategic and operational events that could impact Cemex in the short, medium, or long term.
Assessment
Risks and opportunities are evaluated and prioritized employing qualitative and quantitative methods to determine their potential impact and likelihood of materialization in a specific timeframe.
Treatment
We define a risk owner as responsible for the risk treatment, and ERM representatives follow up on risk treatment actions, in some cases acting as coordinators of ad-hoc task forces focused to mitigate specific risks or capitalize on identified opportunities.
Monitoring
We constantly monitor the business environment in which we operate to effectively report risks and opportunities to decision-makers.
Reporting
Main risks and opportunities are integrated into the enterprise risk and opportunity agenda, which is discussed by senior management at global, regional, and country levels. Relevant changes in the status of identified risks, opportunities and treatment measures are promptly communicated to decision makers through several reports.
Risk Oversight at Board Level

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Metrics and Targets

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.

GHG EMISSIONS	2020	2021	2022
Absolute gross CO_2 emissions (million tons)[1]	37.2	38.1	35.3
Absolute net CO_2 emissions (million tons)[1]	34.9	35.2	31.9
Specific gross CO_2 emissions (kg CO_2/ton of cementitious product)[1]	658	639	621
Specific net CO_2 emissions (kg CO_2/ton of cementitious product)[1]	620	591	562
Reduction in CO_2 emissions per ton of cementitious product from 1990 baseline (%)	22.6	26.2	29.9
Scope 1 CO_2 emissions (million tons)[2]	38.1	39.0	36.2
Scope 2 CO_2 emissions (million tons)	3.4	3.7	3.1
Scope 3 CO_2 emissions (million tons)[3]	19.5	17.5	16.4
CO_2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO_2/US$)[4]	3.2	2.9	2.5
CO_2 Avoided Emissions (million tons)	8.6	10.2	11.2
CO_2 Emissions from Biogenic Carbon (million tons)[2]	1.7	1.8	1.9
Scope of emissions covered by an ETS/carbon taxation regime (% Scope 1)[2]	35	34	32

ALTERNATIVE RAW MATERIALS & WASTE MANAGEMENT	2020	2021	2022
Clinker Factor (Cementitious) (%)	77.0	75.2	73.7
Alternative raw material rate (%)[5]	10.2	11.0	11.6
Total waste sent for disposal (thousand tons)	406	405	400
Total waste-derived sources managed (thousand tons)[6]	-	22,887	26,811
Ratio of waste-derived sources managed vs. waste sent for disposal	-	57	67
Ratio of own waste recycled vs. sent for disposal	94	95	94

WATER MANAGEMENT[7]	2020	2021	2022
Total water withdrawals by source (million m^3)	53.7	57.2	58.7
Total water discharge by destination (million m^3)	16.0	15.6	18.5
Total water consumption (million m^3)	37.8	41.6	40.3
Specific water consumption: Cement (l/cementitious ton)	233	255	265
Specific water consumption: Ready-mix (l/m^3)	219	238	232
Specific water consumption: Aggregates (l/ton)	123	132	123
Sites with water recycling systems (%)	82	82	82

ENERGY CONSUMPTION	2020	2021	2022
Specific heat consumption (MJ/ton clinker)	4,024	4,023	4,063
Specific power consumption (kWh/ton cem)	123	122	123
Fuel Consumption (TJ)	181,071	186,927	177,017
Power Consumption (GWh)	7,297	7,583	7,252
Total Energy Consumption (GWh)	57,594	59,507	56,424
Primary Fuels (%)	74.7	70.8	65.0
Petroleum coke	50.5	44.7	37.1
Coal	17.3	18.5	18.8
Fuel oil + Diesel	0.7	1.1	3.0
Natural gas	6.2	6.5	6.1
Alternative Fuels Mix (%)	25.3	29.2	35.0
Fossil-based waste	14.5	18.5	23.0
Biomass waste	10.8	10.7	12.0
Clean electricity consumption in cement (%)[8]	29	30	33

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a) **Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.**

CLIMATE-RELATED TARGETS	2025 TARGETS	2030 TARGETS	2050 TARGETS
Kg. of CO_2/ ton cementitious material (Reduction from 1990 baseline)	520 -35%	< 430 -47%	Net-zero CO_2 across the company.
Alternative fuels (%)	43	55	
Clinker factor (%)	74	68	
Clean electricity consumption in cement (%)	40	65	

To know more about our climate-related targets, please refer to page 211-213 of this report and to our CDP report.

1 Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing.
2 Starting 2022, figure includes emissions from Cemex-owned road transport fleet. 2020 and 2021 values have been recalculated and updated accordingly.
3 Starting 2022, all categories of Scope 3 are included. 2020 and 2021 figures have been recalculated and adjusted accordingly.
4 Scopes 1 + 2 per total revenues in US dollars.
5 Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing.
6 Figure includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative/ secondary aggregates, own recycled material in our main businesses and other waste managed by the company.
7 Classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.
8 Our definition of clean energy includes renewable energy sources such as solar, wind, hydro and biomass, together with power generated from waste heat recovery systems.

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BOARD OF DIRECTORS' SKILL SET CONNECTIVITY IN MANAGING RISK FACTORS

1. Pandemic, Epidemic, or any other Public Health Threat
As the global population grows, new public health threats oppose a risk to the Company's employees and operations. Our Board of Directors' members can analyze and promptly react to new public health threats as some of the members have previous background experience in Administration and Risk Management, Logistics and Supply Chain, Global Affairs, Health and Safety, and Human Resources and Labor Matters. The foregoing, allowing them to adhere to or adapt contingency plans and strategically implement them.

2. Uncertain Economic Conditions
Several of our Board of Directors' members have a set of skills that allows them to address the risks associated with the uncertain economic conditions in the markets and countries in which Cemex operates. Their expertise, particularly in the areas of Business Strategy, Economics and Finance, Research and Development, Logistics and Supply Chain, Sales, among others, allows them to strategize and make complex decisions that could mitigate the impact these external economic conditions may have on our operations and business.

3. Political and/or Geopolitical Uncertainty and Social Instability
The expertise and skills garnered by our Board of Directors allows us to reasonably address any political or geopolitical uncertainty and social instability that may arise in the countries where we operate. These skills include their expertise in Administration and Risk Management, Ethics and Compliance, Global Affairs, Health and Safety, Human Rights, Public Affairs, among others, which consequently allows Cemex to strive for oriented decisions that safeguard our employees and execute business continuity plans.

4. Changes in Competitive Landscape
Some of the members of our Board of Directors, given their expertise and professional trajectory, provide weighted opinions regarding risks in the possible changes within the competitive landscape of the building and construction materials industry. Such skills may be in the areas of Business Strategy, Construction and Building Materials, Energy, Logistics and Supply Chain, Mergers and Acquisitions, and Supply System.

5. Environmental, Social, and Governance (ESG) Risks
Expertise in areas such as Corporate Governance, Diversity Strategies, Environmental, Climate Change, and Sustainability, Ethics and Compliance, Health and Safety, Human Rights, and Social Impact and Work is relevant to address risks related to ESG matters. The foregoing, to name a few, are some of the areas of expertise members of our Board of Directors' members bring to the table to allow Cemex to attend almost all of its strategic priorities, and dutifully continue our evolution to a more sustainable company whilst complying with the up-and-coming ESG laws and regulations across different jurisdictions Cemex is subject to.

6. Climate-Related Risks
Climate-related risks prevail throughout our operations and our way of doing business, impacting all Cemex's strategic priorities. From carbon regulations, technological, market and reputational transitions, as well as physical risks, that may materialize in the places where we operate, driven by climate change. Members of our Board of Directors, with their skills pertaining to the categories of Administration and Risk Management, Environmental, Climate Change and Sustainability, Regulatory and Legal Matters, Social Impact and Work, to name a few, provide helpful insight to address these risks associated with climate change, environmental challenges, and pressure from our stakeholders to continue evolving to become a more sustainable company.

7. Financial Risks
In a financial environment full of uncertainty, the development of crucial skills in areas such as Accounting and Auditing, Administration and Risk Management, Business Strategy, Economics and Finance, Global Affairs, Investor Relations, Public Affairs, and Sales is an important task for the company. Several members of the Board of Directors have developed most of these skills and continue to foster knowledge on such matters, effectively providing an edge to the Company in order to prepare for global and domestic financial risks.

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8. Regulatory and Compliance Requirements
Cemex is subject to different jurisdictions across the countries it operates in, with their own laws and regulations. Members of our Board of Directors garner skills such as Data Privacy Management, Ethics and Compliance, Human Resources and Labor Matters, Information Technology, Cybersecurity, and Telecommunications, Investor Relations, Public Affairs, and particularly Regulatory and Legal Matters, all of which entail insight seeking to ensure that Cemex is aligned with and striving to comply with all applicable laws and compliance requirements.

9. Energy Price Volatility Including Alternative Fuels
Complex international relations may have an effect on the price of energy, including alternative fuels used by the company. Our Board of Directors is comprised of members with strong expertise on various skills in areas that may assist the company to prepare and respond to changes in energy prices, including, but not limited to, Business Strategy, Energy, Environmental, Climate Change, and Sustainability, Global Affairs, Logistics and Supply Chain, Public Affairs, and Research and Development.

10. Lower Availability or Increased Cost of Raw Materials
Certain by-products of industrial processes are required materials for our business. Several members of our Board of Directors have skills, specifically in the areas of Construction and Building Materials, Economics and Finance, Logistics and Supply Chain, Manufacturing, Sales, and Supply System, that allows Cemex to mitigate the risk of a low availability or increasing costs of our operations' necessary or essential raw materials.

11. Cyberthreats and Information Technology Risks
Areas of expertise such as Administration and Risk Management, Data Privacy Management, Global Affairs, Information Technology, Cybersecurity, and Telecommunications, among others may allow the Company to anticipate and promptly address any risks associated with cybersecurity and information technology. The Board of Directors have fostered their skills within these areas in response to an increasingly technological global environment.

12. Health and striving to Safety Risks
Members of our Board of Directors have expertise in Health & Safety matters, as well as in Human Resources and Labor Matters and Human Rights, among others, that allow for insight striving to ensure the health and safety of our employees in all our operations and prevent any accidents or fatalities.

13. Talent Attraction and Retention
A specialized workforce is an invaluable asset for companies around the globe, and therefore attracting, hiring, and retaining talent is a significantly relevant task for Cemex. The members of our Board of Directors may provide key insights in human resources programs with the expertise gathered in Branding and Marketing, Business Strategy, Corporate Governance, Corporate Communications, Diversity Strategies, Ethics and Compliance, Human Resources, and Labor Matters, to attract a specialized workforce and retain their talent.

14. Operational Disruption Due to Different Interests from Stakeholders
Several members of our Board of Directors bring to the table a set of skills in different areas that encompass overall the different interests our stakeholders may have in Cemex, including but not limited to the expertise in areas such as Branding and Marketing, Corporate Governance, Corporate Communications, Diversity Strategies, Entrepreneurship, Environmental, Climate Change, and Sustainability, Ethics and Compliance, Global Affairs, Public Affairs, Human Rights, Investor Relations, and Social Impact and Work. All of this ensures Cemex can comply to the best of its efforts with our stakeholders' expectations.

15. Industry Disruptions by Emerging Technologies or Alternative Solutions
In a rapidly changing environment, the ability of our Board of Directors to seek resilient and alternative solutions to potential disruptions is an indispensable skill to ensure business continuity. To do so, some of the most relevant areas of expertise in which our Board of Directors has developed include Administration and Risk Management, Business Strategy, Corporate Communications, Energy, Entrepreneurship, Environmental, Climate Change, and Sustainability, Global Affairs, Information Technology, Cybersecurity, Telecommunications, Other Board of Directors Experience, and Research and Development.

16. Just Transition: Collateral Impacts from Transitioning to a Greener Economy
Our Board of Directors members are prepared with the necessary skills to drive further Cemex's commitment to become a net-zero CO2 company by 2050, particularly with their expertise in the areas of Environmental, Climate Change, and Sustainability, Ethics and Compliance, Administration and Risk Management, Business Strategy, as well as the experience they have in other boards.

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TERMS WE USE
Financial

American Depositary Shares (ADSs). A means for non- U.S.-based corporations to list their ordinary equity on an American stock exchange. Denominated in U.S. dollars, they confer full rights of ownership to the corporation's underlying shares, which are held on deposit by a custodian bank in the company's home country or territory. In relation to Cemex, Citibank, N.A. is the depositary of Cemex's ADSs and each ADS represents 10 CPOs. The Cemex ADSs are listed on the New York Stock Exchange.

Free cash flow. Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

IFRS. International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Maintenance capital expenditures. Investments incurred with the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt. Total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA. Equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

Ordinary Participation Certificates (CPOs). Issued under the terms of a CPO Trust Agreement governed by Mexican law and represent two of Cemex's series A shares and one of Cemex's series B shares. This instrument is listed on the Mexican Stock Exchange.

pp. Percentage points.

Prices. All reference to pricing initiatives, price increases or decreases, refer to our prices for our products

SG&A expenses. Selling and administrative expenses.

Strategic capital expenditures. Investments incurred to increase the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Total debt plus other financial obligations. Cemex defines it as current and non-current debt plus liabilities secured with account receivables and leases. It is not a GAAP measure.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating accounts payable.

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TERMS WE USE
Industry

Aggregates. are inert granular materials, such as stone, sand, and gravel, which are obtained from land-based sources (mainly quarries) or by dredging marine deposits. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

Blended cement Blended types of cement (or blended cements) are composed of a reduced amount of clinker blended with supplementary cementitious materials (SCMs) that have the same strength, resilience, and durability performance as traditional cement and the subsequently produced concrete.

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray Portland cement.

Fly ash is a combustion residue from power plants that can be used as a non-clinker cementitious material.

Gray Portland cement is a hydraulic binding agent with a composition by weight of at least 95% clinker and up to 5% of minor component (usually calcium sulfate). Blended Portland cement has lower clinker factor, usually below 90% which results in lower carbon emissions. Both traditional and blended Portland cement, when mixed with aggregates and water, produces concrete or mortar.

Installed capacity is the theoretical annual production capacity of a plant; whereas effective capacity is a plant's actual optimal annual production capacity, which can be 10–20% less than installed capacity.

Metric ton is the equivalent of 1.102 short tons.

Petroleum coke (pet coke) is a byproduct of the oil refining process that can be incorporated into the cement production process as fuel, in substitution of fossil fuels such as natural gas or coal.

Pozzolana is a fine, sandy volcanic ash.

Ready-mix concrete is a mixture of cement, aggregates, and water.

Slag is the byproduct of smelting ore to purify metals.

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CAUTIONARY STATEMENT
Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as "may," "assume," "might," "should," "could," "continue," "would," "can," "consider," "anticipate," "estimate," "expect," "envision," "plan," "believe," "foresee," "predict," "potential," "target," "strategy," "intend," "aimed" or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, Cemex's current expectations and projections about future events based on Cemex's knowledge of present facts and circumstances, and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from Cemex's expectations. Some of the risks, uncertainties, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities include, but are not limited to:

- the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;
- the cyclical activity of the construction sector;
- our exposure to other sectors that impact our and our clients' businesses, such as, but not limited to, the energy sector;
- availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation;
- volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans;
- the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses;
- our ability to secure and permit aggregates reserves in strategically located areas;
- the timing and amount of federal, state and local funding for infrastructure;
- changes in the level of spending for private residential and private
- nonresidential construction;
- changes in our effective tax rate;
- competition in the markets in which we offer our products and services;
- general political, social, health, economic, and business conditions in the markets in which we operate that affect our operations and any significant economic, health, political, or social developments in those markets, as well as any inherent risks to international operations;
- the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations;
- our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations;
- the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;
- the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;
- loss of reputation of our brands;
- our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy's goals;
- the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to cyber-attacks;
- changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;
- climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;
- trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;
- availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials;
- labor shortages and constraints;
- terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine;
- declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and natural disasters and other unforeseen events (including global health hazards such as COVID-19).

Readers are urged to read this report and carefully consider the risks, uncertainties, and other factors that affect Cemex's business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data, but not limited to, regarding the production, distribution, marketing, and sale of cement, ready-mix concrete, clinker, aggregates, and urbanization solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases refer to Cemex's prices for Cemex's products. We generated some of this data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this report. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

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INVESTOR, MEDIA, AND SUSTAINABILITY INFORMATION

Exchange Listings

Bolsa Mexicana de Valores (BMV)
Mexico
Ticker Symbol: **CEMEXCPO**
Listed securities: **CPO**
(representing two Series A shares and one Series B share)

New York Stock Exchange (NYSE)
United States
Ticker symbol: **CX**
Listed securities: **ADS**
(each ADS representing 10 CPOs)

Contact and Feedback

Corporate Communications and Public Affairs
corporate.communications@cemex.com

Media Relations Contact
mr@cemex.com
Phone: +52 (81) 8888-4327

Investor Relations Contact
ir@cemex.com
From the US: 1 877 7CX NYSE
From other countries: +1 (212) 317-6000

Sustainability Contact
sd@cemex.com

Headquarters
CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya 325
66265, San Pedro Garza Garcia, Nuevo Leon
Mexico
Phone: +52 (81) 8888-8888

www.cemex.com

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©2023 CEMEX S.A.B DE C.V. All rights reserved.

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